Exhibit 15.1

Swedish annual report for 2022
in English (adjusted version)
Although the financial statements were authorized for issue on March 8, 2023 which is stated in the financial statements, certain additional disclosures and updates have been made in the document due to subsequent events.

Contents

Financial report

CEO comment	2

Business strategy	5

Letter from the Chair of the Board	12

Board of Director’s report	14

Report of independent registered public accounting firm	34

Report of independent registered public accounting firm	35

Consolidated financial statements with notes	38

Management’s report on internal control over financial reporting	93

Risk factors	94

Alternative performance measures	110

The Ericsson share	115

Corporate Governance report

Regulation and compliance	2

Governance structure	4

General Meetings of shareholders	5

Nomination Committee	6

Board of Directors	6

Committees of the Board of Directors	9

Remuneration to Board members	11

Members of the Board of Directors	12

Management	16

Members of the Executive Team	20

Auditor	26

Internal control over financial reporting	26

Remuneration report

Statement from the Chair of the Remuneration Committee	1

Introduction	2

Remuneration 2022 at a glance	3

Total remuneration to the President and CEO and Executive Vice Presidents	5

Variable remuneration	6

Comparative information on changes in remuneration and the Company’s performance	13

Ericsson Annual Report 2022
Our legal Annual Report consists of three parts published as one pdf. The three parts can also be downloaded separately:

●	The Financial report, including Board of Director’s report and the financial statements and notes
●	The Corporate Governance report
●	The Remuneration report
Ericsson’s annual accounts and consolidated accounts are included on pages 38–92 in the Financial report and are reported on by Deloitte in the auditor’s report. The Corporate Governance report and the Remuneration report have also been subject to assurance procedures by Deloitte. We also file an Annual Report on Form
20-F
with the U.S. Securities and Exchange Commission (SEC). All parts of the legal Annual Report are available on Ericsson’s website. The report Ericsson 2022 In Review, published on Ericsson’s website, describes the Company, its strategy and organization.

Financial report

Part of
Ericsson
Annual Report
2022

Annual Report 2022

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Financial report Part of Ericsson Annual Report 2022 Annual Report 2022 Financial Corporate Remuneration report Governance report report

Contents

Financial report 2022

This is Ericsson	1

CEO comment	2

Business strategy – Creating long-term value	5

Letter from the Chair of the Board	12

Board of Director’s report	14

Board Assurance	33

Report of independent registered public accounting firm	34

Report of independent registered public accounting firm	35

Consolidated financial statements	38

Notes to the consolidated financial statements	45

Management’s report on internal control over financial reporting	93

Risk factors	94

Alternative performance measures	110

The Ericsson share	115

Shareholder information	119

Financial terminology	120

Glossary	121

1 Financial Report 2022 | This is Ericsson	Ericsson Annual Report on Form 20-F 2022

This is Ericsson
Ericsson’s vision is a world where limitless connectivity improves lives, redefines business and pioneers a sustainable future.

We are one of the leading providers of Information and Communications Technology (ICT). We enable the full value of connectivity by creating game-changing technology and services that are easy to use, adopt, and scale, making our customers successful in a fully connected world.
Our portfolio spans Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, Technologies and New Businesses, and IPR licensing.
Ericsson’s strategy is to leverage its leadership in mobile networks to drive focused expansion in enterprise; lead the industry with critical innovations, and capture strategic business opportunities. We are now driving a paradigm shift to the next wave of connectivity and are transforming ourselves to a platform company, leveraging 5G networks as a powerful innovation platform.
Our broad portfolio allows us to cater to a wide range of customers in multiple industries. Ericsson’s communications service provider business is divided into five geographical market areas: North America; Europe and Latin America; Middle East and Africa; South East Asia Oceania and India; and North East Asia.
We are committed to being a leader in conducting business built on a culture of ethics and integrity. The Company has approximately 105,000 employees, and customers in around 180 countries. Ericsson is headquartered in Stockholm, Sweden. Our shares are listed on Nasdaq Stockholm and our American Depositary Shares (ADS) are listed on Nasdaq New York.

2 Financial Report 2022 | CEO comment	Ericsson Annual Report on Form 20-F 2022

A platform for growth
and exponential innovation
2022 marked a significant year for Ericsson. We are a company on the move and have solidified our leadership position in mobile networks, built an enterprise business, and continued to drive transformation of our culture.

Ericsson is at the epicenter of a powerful trend where anything that can go wireless will go wireless. Together with front-runner customers, we are shaping the industry landscape by becoming a platform company building on 5G.
    Our strategy is to extend our leadership in mobile networks and grow our enterprise business. Our current available market is around USD 100 billion, and with enterprise offerings it increases by about 50%. While the mobile network’s market is expected to be flattish, the enterprise market is poised to double over the next few years.
    We are executing on our strategy. Our investments in technology leadership have allowed us to build a leading portfolio in mobile networks which is the foundation of our global leadership position. Half of the world’s 5G traffic outside of Mainland China, is carried over our networks, and 16 of the world’s 20 largest communications service providers have selected Ericsson 5G core.
Enterprise growth
Building on our technology and leadership in mobile network solutions, we are expanding into the enterprise space with a two-pillar
approach.
    The first pillar is Enterprise Wireless Solutions which includes Cradlepoint solutions and private networks. This is a high-growth multibillion-dollar opportunity, which can create new revenues for Ericsson and our customers.
    The second pillar is powered by our acquisition of Vonage. The next lever of digitalization in enterprise will leverage the capabilities only the network can provide, such as speed, latency, and authentication. By leveraging Vonage’s platform and its global ecosystem of application developers, we aim to transform how network capabilities are exposed, consumed, and paid for, using Application Programming Interfaces (APIs).
    The current API market, addressed through Vonage’s Communication Platform as a Service (CPaaS), is an attractive standalone opportunity with a high growth outlook.

    Beyond this, our ambition is to create an entirely new market for open network APIs that allows developers to easily integrate network capabilities and differentiated performance into their applications. This is a brand-new
market, and over time we believe it could be as large as the current communications API market.
    At the recent Mobile World Congress, we showcased the live use of network APIs in a mobile gaming application and video solution for the first time. We are working closely with selected frontrunner customers, who see that network APIs can create significant revenue streams on top of their current subscription revenues, resulting in a virtuous cycle that will stimulate further investments in the network.
Business performance
During 2022, reported sales increased by 17% to SEK 271.5 billion and organic sales grew by 3%. At the end of the year, Ericsson powered 141 live 5G networks in 61 countries. Cash flow from operating activities reached SEK 30.9 billion, while Free cash flow before M&A reached SEK 22.2 billion. This performance allows us to continue investing in Research &

3 Financial Report 2022 | CEO comment	Ericsson Annual Report on Form 20-F 2022

Development (R&D), which is crucial to maintaining our technology leadership position. During 2022, R&D investments totaled SEK 47.3 billion.
    Net income was SEK 19.1 billion and net income as a percentage of net sales was 7%. EBITA excluding restructuring charges declined to SEK 29.5 billion with an EBITA margin of 10.9%. Excluding Vonage and previously announced charges of SEK
-5.5 billion
during the year, EBIT margin excluding restructuring charges was 12.9%, reaching the target for 2022 set in 2018 of 12–14%.
    Russia’s war in Ukraine has heartbreaking consequences on individuals’ lives and a ripple effect on the global economy. Following the invasion, we wound down our engagement in Russia in a controlled way. By year-end
2022, we exited our operations in Russia and now have a small presence to fulfil remaining legal and administrative requirements.
    To capitalize on the convergence of software and services, we formed business area Cloud Software and Services by combining business areas Digital Services and Managed Services. Our performance in this area has not been satisfactory. To improve profitability, our revised strategy is based on limiting subscale software development, accelerating automation, and changing focus from market share gains to profitability. We are confident that we are on a clear path to reaching operating profit break-even for full-year 2023 with further improvements thereafter.
    At the end of 2022, Ericsson secured a multi-year license agreement with a leading device manufacturer. Based on this positive outcome, we are confident that revenues from our patent portfolio can increase significantly, both through new 5G agreements with previously unlicensed device vendors and through expansion into other licensing areas.
    In 2022, we put renewed focus on our operating performance. We announced the introduction of a new Group function, Global
Operations, which is driving operational simplification and improving customer experience. Additionally, we are accelerating structural cost improvements and productivity, aiming to reduce cost run rate by SEK 9 billion by end of 2023.
    Cost savings, growing IPR revenues, a revised Cloud Software and Services strategy, portfolio adjustments and enhanced R&D productivity, are expected to allow us to reach the lower end of our long-term EBITA
1)
target of 15–18% by 2024.
Market development
Robust digital infrastructure is a prerequisite for a digital society. Data traffic in the networks is expected to grow almost 4x until 2028. This growth will require more network infrastructure. We are still in the early days of 5G deployment with only about 20% of all radio base stations upgraded to 5G mid-band,
which is needed for performance and capacity.
    We expect the near term to be choppy. Some of our customers, primarily in frontrunner markets, are guiding for lower capex and a reduction of their inventory, impacting near-term demand. The rapid build-out
of 5G in India, however, can to some extent offset this. Given the macroeconomic headwinds, we are also planning for slower near-term growth in the Enterprise segment. We expect a better demand in the second half of 2023 as data traffic growth will require further investments.
People and culture
Throughout 2022, we continued to enhance our culture, with integrity and ethics at the center of everything that we do. We will continue to prioritize operational excellence, accountability, and strong governance across the Company. Our people are at the core of everything; our success depends on our ability to foster a diverse and inclusive culture that enables our world-class talent to execute our strategy and help us shape a stronger Ericsson for the future.
    We have strengthened our governance further over the course of 2022. We introduced a revamped approach to global risk management, and we continue to implement and embed our compliance program, with the aim of being best in class.
    We pride ourselves on our global market position, customers in around 180 countries and playing a critical role in maintaining communications networks around the world. We regard access to connectivity as a fundamental human need. We are at the same time very thoughtful about where and with whom we work. We are constantly assessing our operations in various markets and will not compromise the safety of our people, our fundamental principles, or our core values.
    Alongside ethical behavior, the safety and well-being of our team, or anyone working on behalf of Ericsson, is paramount. During 2022, we continued to strengthen occupational health and safety programs and practices in our operations and throughout the supply chain.
    Cultural transformation is a journey and requires continuous effort – we have made great progress but there is always more work to do. We genuinely believe that having a strong culture of ethics, integrity, diversity, and inclusion is a long-term competitive advantage.
Resolution with the United States Department of Justice
On March 2, 2023, we reached a resolution with the DOJ regarding non-criminal
breaches of our 2019 deferred prosecution agreement (DPA) and agreed to plead guilty to the historical charges which concern conduct prior to 2017. The Ericsson Executive Team and I continue to work hard to clean up the past, strengthening our controls and processes, and transforming our culture to ensure that the historical misconduct that led to our 2019 DPA never happens again.
    The DOJ noted in our agreement: “[Ericsson] has significantly enhanced its compliance

1)	Excluding restructuring charges.

4 Financial Report 2022 | CEO comment	Ericsson Annual Report on Form 20-F 2022

program and internal accounting controls through structural and leadership changes, including but not limited to the hiring of a new Chief Legal Officer and new Head of Corporate and Government Investigations and the establishment of a multi-disciplinary Business Risk Committee comprised of Group-level senior executives … and has committed to continuing to implement and test further enhancements. ” Further, “[Ericsson] has significantly enhanced its cooperation and information sharing efforts.”
    Regarding the conduct in Iraq which has been the subject of our investigation, it is important to note that this is historical conduct, and is more than a decade old in some instances. We will continue to investigate the historical facts and are committed to cooperating openly and fully with the DOJ and the U.S. Securities and Exchange Commission until the matter is closed out. And, as we announced on March 2, 2023, our 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization, and our significant further investigation over the course of 2022 has not altered this conclusion.
    When I joined, we began a concerted effort to root out the type of misconduct that led to the DPA, and we have made major changes since then. With limited ability to travel during COVID, we now need to accelerate our transformation going forward. We recognize the need to get this right – to be a true industry leader, we need to be market and technology leaders as well as world class in how we conduct our business.
Sustainability
Connectivity is the backbone of society’s sustainable development, and Ericsson’s technology is a key lever for fighting climate change and an enabler of greater social inclusion.
    In 2022, we continued our work on closing the digital divide through public-private partnerships including UNICEF’s and ITU’s Giga initiative, which aims to connect every school by 2030.
    Ericsson and the telecom industry are leading the race to zero emissions. We have set an ambition to be Net Zero within our own operations by 2030 and to reach Net Zero across our value chain by 2040. We have invested in an energy-efficient portfolio so our customers can reduce their energy cost and carbon emissions. The potential to decarbonize other sectors through digitalization is even greater. Ericsson has an important role to play by providing digital infrastructure, enabling sectors like manufacturing or transportation to reduce their emissions.
Concluding remarks
Our strategy is rooted in driving sustainable growth and maximizing value for all stakeholders. We expect the mobile market to be flattish over the next few years, with large short-term swings. To build sustainable and resilient growth, our strategy to expand into the Enterprise segment is critical. Success will require making near-term investments in building a strong go-to-market
model, broadening our portfolio, and creating a new market for network APIs.
    We are confident that we have the right team and strategy in place to extend our leadership in mobile networks; achieve profitability in Cloud Software and Services; execute in the high-growth enterprise segment; transform into a platform company; and shape the industry landscape. We are committed to doing all of this with integrity.
    These are exciting times for Ericsson, and we are in the midst of our journey to redefine our company and our industry. There is much more to come, and I want to thank the entire Ericsson team worldwide for continuing their work in this important journey. Their passion, commitment and skills are a true inspiration and without their hard work and dedication, these accomplishments would not be possible.
    We are helping to shape an exciting and positive future – a world where limitless connectivity improves lives, redefines business and pioneers a sustainable future.
Börje Ekholm
President and CEO
“Together with front-runner customers, we are shaping the industry landscape by becoming a platform company building on 5G.”

5 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Strategy
Creating long-term value
Ericsson continues to strengthen its market and technology leadership position by investing in R&D for cost and performance benefits. We have taken important steps in establishing an enterprise presence and will further expand this business. Now we are shaping the industry landscape by transforming into a platform company, leveraging 5G as the innovation platform in close cooperation with our leading customers. By growing our core mobile networks business and capitalizing on the fast-growing enterprise market, we look to create value for all stakeholders. However, we know that to be an industry leader, market and technology leadership are not enough. We also need to be an ethical leader, operating the Company with the highest standards based on integrity. We have made significant investments in building a strong culture of ethics and integrity.
Profitable growth based on technology leadership

Ericsson has achieved a successful turnaround since 2017 by refocusing the portfolio, taking out significant cost, and increasing the investments in R&D to regain technology leadership. Today, Ericsson has established a leadership position in mobile networks with around 50% of the world’s 5G traffic, outside of Mainland China, carried over Ericsson’s networks. At year-end
2022, Ericsson powered 141 out of the 228 live 5G networks.
    Our strategy is to enhance our leadership in mobile networks and expand into enterprise. The changes to our organization during 2022 aimed at accelerating the execution of our strategy. Ericsson’s Networks segment, which accounts for 71% of the Company’s revenues, remained unchanged. Meanwhile we merged two segments, Managed Services and Digital Services to create Segment Cloud Software and Services. This segment is designed to leverage synergies in R&D investments, increase cloud-native offerings and build combined offerings for automation and artificial intelligence (AI) for service delivery.
    The acquisition of Vonage in 2022 and the formation of the business area Global Communications Platform provide us with the foundation to transform Ericsson into a platform company and are key steps in Ericsson’s expansion into the attractive and high-growth enterprise market. 5G is an innovation platform for digitalizing enterprises and society, which offers differentiated network performance and capabilities. These capabilities enable communications service providers to offer differentiated services, such as enhanced network performance for extended reality, video production or gaming. Another example is more secure and easy-to-use
authentication for financial transactions and service access. These use cases will benefit communications service providers by creating additional revenue streams on top of their current subscription offerings and stimulate further investments in the network. The acquisition of Vonage provides us with access to powerful building blocks, underpinning a full range of cloud communication solutions, and creates the foundation for a global network platform. This will enable us to establish a new market for network application programming interface (APIs) and a new way to expose, consume and monetize the network capabilities.
    The success of the focused strategy is visible in our financial performance, which shows organic growth, increased EBITA
1)
and solid Free cash flow. Our long-term targets are to generate an EBITA margin excluding restructuring charges of 15–18% and Free cash flow before M&A of 9–12% of sales. We remain committed to be Net Zero within our own operations by 2030 and to reach Net Zero across the value chain by 2040. Our target to reduce greenhouse gas emissions from our own activities by 35% by 2022 (from a 2016 baseline) has been reached.
    We will prudently manage our costs, investments and balance sheet and will invest responsibly to preserve and enhance our technology leadership, market share and profitability. M&A activities will be limited to bolt-on
acquisitions with attractive returns and a clear strategic fit. Near-term focus will be to ensure a strong financial position, prioritizing investments to support the strategy, and ensuring technology and market leadership.
    During 2022, we have continued to strengthen and enhance our Ethics and Compliance program to ensure effective and sustainable anti-bribery and anti-corruption processes. We have revamped our approach to global risk management and strengthened governance by establishing a sustainable platform for compliance and controls. We continue to develop and streamline internal processes and internal anti-corruption controls.
    We are committed to provide a work environment that promotes and safeguards the health, safety and well-being of our people. During the year we have accelerated the implementation of the cultural transformation program Ericsson on the Move, with its five cornerstones: empathy and humanness, cooperation and collaboration, fact-based and courageous decisions, executing speedily, and fostering a speak-up
environment.

1)	Excluding restructuring charges and previously announced charges of SEK -5.5 billion in 2022.

6 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

A purpose driven organization

Purpose
Ericsson’s purpose, to create connections that make the unimaginable possible, is the foundation for the strategy to leverage technology leadership, to enhance our leadership in mobile networks to grow the mobile network business and to expand into enterprise. 5G technology is the platform for innovation, offering nearly limitless opportunity to develop superfast, highly reliable, low-latency
and mission-critical services.
Vision
Ericsson’s vision is a world where limitless connectivity improves lives, redefines business and pioneers a sustainable future. The vision, as well as the purpose, are anchored in the core values of professionalism, respect, perseverance, and integrity. These values are at the heart of everything we do and ensure that we do business in the right way.
A culture of ethics and integrity
In addition to being a technology leader and a market leader, it is equally important to be a leader in how we conduct business. Therefore, we have put in place a solid compliance program with robust processes that permeate the Company. We also invest in simplification of processes and procedures to strengthen governance and accountability. These initiatives will continue to make us a stronger and even more resilient company.
Sustainability
Sustainability and responsible business practices are fundamental to Ericsson’s culture and strategy to drive business transformation and create value for stakeholders. Ericsson’s efforts in pioneering a sustainable future are grounded in concrete targets set across the value chain. We are committed to supporting industries’ transition towards a low-carbon
economy. We do this by using our technology leadership and expertise in network operations and optimization, in the identification of new innovative opportunities to minimize energy consumption in mobile networks, while maintaining a consistently high quality of customer experience. We continue our efforts to create a positive safety culture and our Target Zero program aims for zero fatalities and lost workday incidents by 2025. This target covers health, safety and well-being efforts for everyone working for Ericsson.

7 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Ericsson business strategy
Our business strategy is focused on creating long-term value through leadership in mobile networks and a focused expansion into enterprise.

Customer values

Leading network performance, relentless efficiency and revenue growth in an open world
Businesses

Leadership in mobile networks	Focused expansion into enterprise

•  Invest in technology leadership for cost, performance and sustainability across RAN, telecom core and OSS/BSS

•  End-to-end
orchestration, automated deployments & operation and advanced network services
	Wireless networks • Pre-packaged solutions • Leading reliability, security, and operations	Communication platform • Accelerate the world’s ability to connect • Global network platform

Be first in critical innovations, and capture strategic business opportunities
Foundation

Technology leadership	Cost efficiency	Data-driven operations	Global skill & scale

Superior experience for consumers and reliable and
easy-to-use
solutions for businesses

We are well positioned to create long-term value with a strategy based on the needs of our customers. The convergence of internet, mobility and the cloud, combined with a powerful 5G network, is driving a rapid acceleration in digital transformation. We at Ericsson are at the epicenter of a powerful trend, where anything that can go wireless will go wireless. The capabilities 5G offers, as a wireless technology, will improve and spur new use cases that drive traffic, such as Fixed Wireless Access (FWA) and mission-critical networks for public safety, rail or utilities and eventually also enabling digital airspaces and satellite-based communication. 5G is also crucial for the digitalization of many industries, including ports, mines and manufacturing. In the coming years, extended reality (XR) can be the next paradigm shift in technology after the smartphone, driving multiple times higher network requirements.

8 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Leadership in mobile networks

Our customer offering is based on technology leadership, offering leading network performance and superior user experience. The increased demand for broader consumer and enterprise applications will drive further demand on network performance including advanced features such as high speed, time-bound latency, network slicing and authentication. Our ambition is to help our customers leverage their network investments by unlocking new revenue streams and by developing new revenue-generating use cases in the most cost-efficient way.
Technology leadership
Our strong R&D investments position us to further extend our technology leadership for cost performance and sustainability. We also capitalize on our R&D investments by creating, securing, protecting, and licensing a portfolio of patents in support of the overall business goals. Our patent portfolio comprises more than 60,000 granted patents. We are making substantial contributions to the development of standards and cutting-edge technologies.
Global scale and skills
Our global presence, the skills and expertise of our people and close interaction with our customers, create opportunities for us to grow with discipline, leading to increased market footprint and economies of scale.
Cost efficiency and productivity across the supply chain
We invest in technology for performance leadership and cost leadership, entailing the ability to provide the lowest network cost per gigabit. We continue to focus on improving productivity and capital efficiency across our supply chain.
Sustainability leadership
5G is significantly more energy efficient than previous generations, supporting both cost and emissions reductions.
    5G networks are playing a multiplier role in addressing climate change by reducing not only the ICT industry’s emissions, but also enabling other sectors to cut their emissions in the transition toward a low-carbon
economy. Ericsson is driving energy-efficient network modernization through hardware modernization, new software features, network energy optimization services and the use of
AI-enabled
automation and digital twin technologies.

Focused expansion into enterprise

Our Enterprise strategy is organized around two pillars, each leveraging the Company’s strength in mobile networks: Enterprise Wireless Solutions, where we are driving business transformation through seamless and secure network solutions, and secondly Global Communications Platform, where we will be able to monetize 5G in new ways by transforming how network features such as high speed and low latency are globally exposed, consumed and paid for.
Enterprise Wireless Solutions
With 5G, we are in the early stages of widespread enterprise digitalization – creating significant additional value for industrial applications such as mining, airports, and manufacturing. Ericsson provides cost-efficient high-resilience pre-packaged
solutions for private 5G networks as well as wireless wide area networks (WWAN). There is significant revenue potential in delivering new 5G enterprise services. Our ambition is to support our customers by developing competitive industrial solutions with leading reliability, security and easy-to-manage
operations. This area will provide a growing recurring revenue base with a different business model than our mobile network business. We continue to invest in developing a strong product portfolio and dedicated enterprise go-to-market
channels.
Global Communications Platform
The second pillar of our enterprise business is powered by our acquisition of Vonage. With 5G, the network becomes a platform for innovation. Consumers and enterprises are willing to pay a premium for performance, with advanced features such as high speed, time-bound latency, network slicing and authentication. New differentiated performance services can be created, which require a new monetization model.
    This is where network APIs (application programming interfaces) and the global network platform come into play. To develop new network APIs, a deep understanding of the network and network functionality is required, and that is our core capability. With the acquisition of Vonage, Ericsson has a leading position in the high growth CPaaS (Communications Platform as a Service) market, as well as the Unified Communications as a Service (UCaaS) and Contact Center as a Service (CCaaS) markets. Building on CPaaS, Ericsson has the platform to expose APIs, and a community of more than one million developers. Network APIs put the capabilities of the network at the fingertips of the global developer community who in turn will create new innovative use cases, such as authentication without passwords or low-latency
performance for superior extended reality experiences. These new use cases, which are based on differentiated performance, will offer additional revenue streams on top of the communications service providers’ current subscription revenues, and transform the way advanced 5G network capabilities are exposed, consumed, and paid for.

Be first in critical innovations and capture strategic business opportunities

New and innovative consumer and enterprise applications
Investing in technology leadership and leveraging 5G as a platform for innovation enables us to be first to market with significant innovative solutions. The position as a technology front-runner creates advantages for our customers and enables us to capture strategic business opportunities. The combination of 5G capabilities and the global network platform enables
Ericsson to be a first mover also in the creation of open global network applications and completely new services.

9 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Corporate responsibility and business integrity

To be an industry leader, market and technology leadership are not enough. We also need to be an ethical leader, operating the Company with the highest standards based on integrity. We started our journey to build a culture of compliance and ethics in 2017 and through this cultural transformation journey we aim to protect Ericsson and its assets and create a stronger and improved business. We are strongly committed to continuing to strengthen our Ethics and Compliance (E&C) program and developing and streamlining internal processes and internal anti-corruption controls further.
    A cornerstone in Ericsson’s strategy is the ambition to be a relevant driver of positive change. Ethical, responsible and sustainable business practices are the foundation of our strategy and of everything we do. Corporate responsibility and business integrity are embedded in Ericsson’s business and fundamental to our culture, no matter where in the world we operate. With a zero-tolerance
policy regarding corruption and financial irregularity, the revised Code of Business Ethics (CoBE), individually signed off by all employees, forms a guiding framework consistent with all internationally recognized human rights principles as well as applicable laws and regulations where Ericsson operates. The CoBE is our compass and guide to all decision-making, defining both Ericsson’s ethical principles and its expectations on responsibility across the value chain.
    With this value chain approach, we relentlessly continue to drive a proactive agenda to further improve and strengthen our responsible business practices and transform our global culture. Our focus is on fostering accountability, building and maintaining trust and respect among stakeholders, and driving transparency and integrity in all we do. To further instill this focus, Integrity was added to our long-standing core values of Respect, Professionalism and Perseverance in 2021.
    In recent years, efforts have also included enhancing and simplifying Ericsson’s Ethics and Compliance (E&C) related policies, procedures and processes to provide clarity, improve user-friendliness and to set up adequate controls for high-risk transactions.
The solid Ericsson Group Management System secures the management of our business in a systematic way, which is necessary to build, evolve and maintain the essential key E&C capabilities, including the health and safety and well-being of employees and anyone who is affected by our activities. To further strengthen Ericsson’s capabilities, and as an element of the E&C program, online training on anti-bribery and anti-corruption is mandatory for all employees. Managers are also trained in leading with integrity and solving ethical dilemmas.
    Our corporate responsibility agenda delivers value to Ericsson and stakeholders across the value chain. Corporate responsibility extends beyond legal compliance through proactive mitigation and addressing of risks. Identifying and managing compliance risks, including human rights risks, especially in certain high-risk geographies, are part of this extensive ongoing work. To ensure the effectiveness and sustainability of the E&C program in the years ahead, the operational E&C plan is continuously updated and strengthened.

10 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Segments

Networks	Offering	Business model

Networks offers multi-technology capable Radio Access Network (RAN) solutions for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.

Networks business is primarily based on a model, where Ericsson develops, sells, licenses and delivers hardware, software and services. Networks business also includes recurring revenue streams such as customer support and software revenues.

Cloud Software and Services	Offering	Business model

Cloud Software and Services provides solutions for core networks, business and operational support systems, network design and optimization, and network managed services. The focus is to enable communications service providers to succeed in their transition to cloud-native, intelligent and automated networks and operations.

Cloud Software and Services develops, sells, and delivers solutions, based on software or services, or both. The software solutions typically include services with contracts for deployment projects as well as recurring revenues from software, support and lifecycle management. The network managed services contracts are typically multi-year outsourcing agreements.

Enterprise	Offering	Business model

The segment comprises of three business areas offering solutions primarily to enterprises: Global Communications Platform (Vonage) including cloud-based Unified Communications as a Service (UCaaS), Contact Center as a Service (CCaaS) and Communications Platform as a Service (CPaaS); Enterprise Wireless Solutions including private wireless networks and wireless WAN (Cradlepoint)
pre-packaged
solutions; Technologies and New Businesses including mobile financial services, security solutions and advertising services.

Global Communications Platform offerings are predominately sold via a monthly recurring consumption-based revenue model. The Cradlepoint offerings in Enterprise Wireless Solutions are sold through a term-based subscription contract, typically a three-year contract with subsequent yearly renewal periods. These subscriptions have up-front
payments at the beginning of the contract and each renewal period. Other contracts in the segment are typically aaS (as a Service) or license based with recurring revenue from software licenses, services, subscriptions and support.

Other	Offering	Business model

Segment Other comprises of Redbee Media, which prepares and distributes live and on-demand
video services for broadcasters, sports leagues and communications service providers. The Segment also includes other non-allocated
business.

Outsourced broadcast service contracts are generally multi-year agreements whilst other media contracts are typically aaS (as a Service) or license based with recurring revenue from services, subscriptions and support.

11 Financial Report 2022 | Business strategy	Ericsson Annual Report on Form 20-F 2022

Mobile Networks go-to-market	Enterprise go-to-market	IPR licensing revenues

Our market is divided into five geographical market areas. The market areas are responsible for selling and delivering products and solutions that are developed in Networks and Cloud Software and Services, and focus on communications service provider customers. Close cooperation with our customers is key. In line with the strategy, the market areas have responsibility to ensure that we stay close to our customers while maintaining central guidelines and governance structures.

To reach the enterprise market with businesses of all sizes, Ericsson has a multi-channel approach, which builds on the enterprise channel from Cradlepoint. It is a global program with access to tens of thousands of reseller partners in Enterprise Wireless Solutions.
    In order to provide communication APIs and create the Global Network Platform, the go-to-market
model to reach enterprises, application software providers as well as developers is critical. Vonage has a go-to-market
channel with 120,000 businesses and a developer community with more than one million developers.

Ericsson’s patents are licensed globally on FRAND terms to the users of our technology. The key cellular market segments for our patents are smartphones, IoT devices, consumer electronics and automotive. Beyond cellular, other licensed technologies include media technologies and other connectivity standards. Ericsson licenses its patents bilaterally as well as by participating in patent pools covering certain market segments.

Market areas

12 Financial Report 2022 | Letter from the Chair of the Board	Ericsson Annual Report on Form 20-F 2022

Letter from the Chair of the Board

Dear shareholders,
2022 was marked by geopolitical upheavals, ushering in a context of rising inflation, high energy prices, and prolonged supply chain issues – factors that are impacting world economic recovery from the
COVID-19
pandemic. The geopolitical focal point in 2022 was the war in Ukraine, which has led to great human suffering and destruction. Despite these circumstances, Ericsson has once again demonstrated its resilience and ability to adapt to challenges; taking the opportunity to transform by streamlining operations across the business and further optimizing efficiency and productivity. All whilst continuing to develop and deliver best-in-class
products and services to its customers.
Strategic steps
In 2022 the Board invested significant time in reviewing Ericsson’s strategy of leveraging its leadership in mobile networks, driving focused expansion in enterprise, leading the industry with critical innovations, and capturing strategic business opportunities. During 2022, the Company took a major step towards delivering its enterprise strategy through the Vonage acquisition. This enterprise strategy will leverage the company’s strength in mobile networks to help transform Ericsson into a platform company, and will maximize long-term value for Ericsson.
    The new business area, Global Communications Platform, provides the business with the foundation to realize its ambition of monetizing 5G. It will do this by transforming how network features are globally exposed, consumed and paid for.
    The creation of the Cloud Software and Services business segment in 2022 was designed to leverage R&D investments, increase cloud-native expertise and build combined offerings for automation and AI for service delivery. The Board is actively overseeing the implementation of the revised Cloud Software and Services strategy, with a shift in focus from market share gains to profitability.
Sustainability and corporate responsibility
Ericsson’s commitment to drive technology leadership in both cost performance and sustainability, creating additional value for our customers and other stakeholders, is fully endorsed by the Board. Ericsson supports its customers in their transition towards a low-carbon
economy through its technology leadership, and by identifying new, innovative opportunities to minimize energy consumption in networks, while maintaining a consistently high quality of consumer experience.
    The Board of Directors acknowledges the vote against discharge from liability at the 2022 Annual General Meeting, and emphasizes that best-in-class
governance and building a culture of compliance, ethics and integrity have been, and continue to be, a top priority for the Board. In 2022, the Board oversaw the reinforcement of the Ethics and Compliance program and the execution of the Company’s ambition to become a global industry player underpinned by ethical leadership. The Board worked closely with the management in the Company’s acceleration of its cultural transformation program, the revamping of our global risk management approach, and the strengthening of our governance. We also continue to embed a sustainable program of compliance and controls. In 2022, the Board witnessed with satisfaction Ericsson’s strong commitment and progress in streamlining and clarifying internal processes, oversight and controls, as well as setting even higher expectations of performance and adherence to its integrity mandate for all employees.

13 Financial Report 2022 | Letter from the Chair of the Board	Ericsson Annual Report on Form 20-F 2022

    On March 2, 2023, importantly, we announced our agreement with the United States Department of Justice (DOJ) to resolve non-criminal
breaches of the deferred prosecution agreement (DPA). Under this agreement, we again accepted responsibility for, and the Company agreed to plead guilty to, the pre-2017
conduct that had led to the 2019 DPA. Ericsson will continue its cooperation and partnership with the appointed independent compliance monitor and is now in its third year of an extended four-year independent compliance monitorship. With respect to Iraq, I emphasize that this relates wholly to historical conduct. And, as we announced on March 2, 2023, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization; and the Company’s significant further investigation over the course of 2022 has not altered this conclusion.
    Since 2017, under the strong leadership of Börje Ekholm, the Company has strengthened its approach to risk management, compliance and internal controls, including an enhancement of its anti-corruption compliance program to prevent and detect problematic conduct. The Board will continue its active oversight and, with our full support, Börje and his leadership team will continue to drive governance, compliance and cultural change, which will give Ericsson a competitive advantage in our vital mission.
Customer focus and technology leadership
Long-term value creation is key for all our stakeholders, and by partnering with front-runner customers, Ericsson is truly at the heart of the industry’s development. The company has showcased its leadership position in mobile networks by expanding its global market share (outside of China) through customer-centric competitive offerings. In 2022, Ericsson generated revenues of SEK 272 billion with an EBIT margin excluding restructuring charges of 10%. The company generated SEK 30.9 billion cash flow from operating activities and SEK 22 billion in Free cash flow (before M&A), supported by the acceleration of initiatives to further increase efficiency.
    Since 2017, the Company has undergone a considerable transformation, executing on its strategy of investing in technology and cost leadership, with an increased focus on products and solutions. This shift in the cost base and strong execution restored Ericsson to a competitive position, enabling it to reach its 2020 and 2022 targets earlier than expected.
    Ericsson’s technology leadership and innovation-based value creation are key, enabling the Company to leverage R&D investments beyond mobile broadband, to fixed wireless access and the wider enterprise space. Moreover, the increased demand for broader consumer and enterprise applications will drive further demand for network performance and Ericsson is positioned to capture that upside with limited additional R&D investments. This is a result of the Company’s extended leadership in mobile networks and focused expansion into enterprise. In addition, the current shift in focus towards higher R&D productivity will be crucial going forward, as will significant IPR revenue growth potential over the coming 18–24 months in new and existing areas.
Capital structure
The Board oversees resource allocation and monitors Ericsson’s capital structure with the aim of safeguarding balance sheet strength, generating Free cash flow in line with the target of 9–12% Free cash flow before M&A over net sales, and deploying capital wisely for maximum value creation. Near-term focus will be ensuring a strong financial position, prioritizing investments to support the strategy, and enhancing technology and market leadership, supported by bolt-on
acquisitions with attractive returns and a clear strategic fit.
    The Board aims at a stable to progressive dividend based on earnings, business outlook and financial position. As a mark of its confidence in Ericsson’s future, the Board will propose a dividend for 2022 of SEK 2.70 per share to the Annual General Meeting, up from SEK 2.50 in 2021.
Concluding remarks
The commitment and energy of Ericsson’s employees are critical to the Company’s success. Great emphasis is therefore placed on career management, leadership, and factors that secure Ericsson’s ability to attract, motivate and retain talent. Moreover, Ericsson has a long-term variable compensation program focused on value creation.
    Finally, during 2022 the Board conducted 29 meetings, well supported by Börje Ekholm and the Executive team. On behalf of all members of the Board, I would like to take this opportunity to thank the management and all employees at Ericsson, for their efforts, commitment and achievements during 2022. I also offer my personal thanks to Börje Ekholm and his team for their collaboration during my years as Chairman.
    As previously announced, Jan Carlson will be proposed as my successor at our 2023 Annual General Meeting. It has been my great honor to serve as chairman of this great company. I am confident that the Company’s leadership, resilience, and its steadfast commitment to transformation and to building a culture of ethics and integrity, put it in a strong position to continue leading the industry and capitalize on even bigger opportunities. I wish Jan, the Board of Directors and all Ericsson colleagues the best for the future.
Ronnie Leten
Chair of the Board

14 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Contents

14	Business in 2022

15	Financial highlights

18	Business results – Segments

20	Business results – Market areas

21	Corporate governance

22	Material contracts

22	Risk management

22	Sourcing and supply

22	Sustainability and Corporate Responsibility

23	Security and Privacy

23	Ericsson interactions with US authorities and other governmental authorities

23	Legal proceedings

24	Parent Company

24	Share information

24	Proposed disposition of earnings

25	Proposal of new guidelines for Remuneration to Group Management

28	Guidelines for Remuneration to Group Management

33	Board assurance
Net sales

EBIT and EBIT margin

Board of Director’s report
2022 highlights

–
Reported sales increased by 17% to SEK 271.5 (232.3) billion. Group organic sales grew by 3%, with an increase in Networks organic sales of 4% and in Enterprise of 16%. Gross income increased to SEK 113.3 (100.7) billion with increases in segments Networks, Cloud Software and Services, and Enterprise.

–
EBIT decreased to SEK 27.0 (31.8) billion with an EBIT margin of 10.0% (13.7%). EBIT margin excluding restructuring charges was 10.1% (13.9%). Excluding Vonage and previously announced charges of SEK
-5.5 billion
during the year, EBIT margin was 12.9%, reaching the 2022 target of 12–14%.

–	Net income was SEK 19.1 (23.0) billion. Net income as a percentage of net sales was 7%. Earnings per share (EPS) diluted was SEK 5.62 (6.81).

–
EBITA amounted to SEK 29.1 (33.3) billion with an EBITA margin of 10.7% (14.3%). EBITA was negatively impacted by previously announced charges in 2022 of SEK
-5.5 billion,
partly compensated by increased IPR licensing revenues.

–
Operating cash flow was SEK 30.9 (39.1) billion. Free cash flow before M&A amounted to SEK 22.2 (32.1) billion. Cash and cash equivalents were SEK 38.3 (54.0) billion. Net cash was SEK 23.3 (65.8) billion on December 31, 2022.

–	The Board of Directors proposes a dividend for 2022 of SEK 2.70 (2.50) (USD 0.25) per share to the AGM.
Business in 2022
In 2022, reported sales increased to SEK 271.5 (232.3) billion. A weaker Swedish krona (SEK) had a positive impact on reported sales in all segments. Sales growth adjusted for comparable units and currency was 3%, mainly driven by growth in Networks and in Enterprise.
    Reported sales grew by 15% in Networks, while organic sales increased by 4%, primarily supported by continued market share gains as well as increased IPR licensing revenues. From a geographical point of view, sales growth was primarily driven by North America, Europe and Latin America as well as by South East Asia, Oceania and India.
    Reported sales increased in Cloud Software and Services by 8%, while organic sales decreased by
-1%.
Sales growth in North America and increased IPR licensing revenues were offset by sales decline in managed networks services business as a result of descoping and contract exits.
    Reported sales in Enterprise increased to SEK 15.4 (6.2) billion, driven by the acquired Vonage business as well as by growth in Enterprise Wireless Solutions. Organic sales in Enterprise increased by 16% driven mainly by Enterprise Wireless Solutions.
    Gross income increased to SEK 113.3 (100.7) billion with increases in all segments. Gross margin decreased to 41.7% (43.4%), negatively impacted mainly by increased component costs, inflationary pressure and large-scale projects from market share gains in Networks, as well as an impact from initial 5G Core deployment costs in Cloud Software and Services. Gross margin in Enterprise declined mainly due to the dilutive effect of Vonage. Higher IPR licensing revenues in the sales mix had a positive impact on the gross margin.
    Operating expenses increased to
SEK -83.0
(-69.1)
billion, including a currency effect of
SEK -3.8 billion.
Research and development (R&D) expenses increased by
SEK -5.2 billion
to
SEK -47.3 billion
including a currency effect of
SEK -2.1 billion.
R&D expenses increased primarily in segments Networks and Enterprise. Selling and administrative (SG&A) expenses increased by
SEK -8.7 billion
to
SEK -35.7 billion
including a currency effect of
SEK -1.7 billion.
The increase is mainly related to the acquisition of Vonage
(SEK -4.3
billion) and investment in the
go-to-market
organization in Enterprise Wireless Solutions as well as increases in compliance and legal expenses.
    Restructuring charges decreased to
SEK -0.4
(-0.5)
billion.
    EBIT was SEK 27.0 (31.8) billion, impacted by previously announced charges of
SEK -5.5 billion
during the year. The main items were
SEK -2.3
billion due to a provision in relation to a potential resolution
1)
with the United States Department of Justice (DOJ) (including estimated expenses for the previously announced extended monitorship), charges

1)	On March 2, 2023, the Company reached a resolution with the DOJ (the DOJ Plea Agreement) and agreed to pay a fine of approximately SEK 2.2 billion.

15 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

IPR licensing revenues

Software, hardware and
services: share of total sales

Gross margin and restructuring
charges

of SEK
-1.0 billion
related to the divestment of IoT and other portfolio adjustments,
SEK -0.9
billion related to market exits including Russia,
SEK -0.8 billion
related exit of subscale agreements and product offerings in Cloud Software and Services, as well as acquisition-related costs of SEK
-0.4 billion
related to Vonage.
    The number of employees increased to 105,529 (101,322). The increase is mainly driven by the acquisition of Vonage and increases in service delivery.
    Cash flow from operating activities was SEK 30.9 (39.1) billion. Free cash flow before M&A amounted to SEK 22.2 (32.1) billion. Free cash flow was impacted by an increase in working capital, primarily in inventory, higher taxes as well as higher interest paid. Net cash at December 31 was SEK 23.3 (65.8) billion. The decrease is primarily a result of the acquisition of Vonage in July 2022.
Financial highlights
Net sales
Reported sales increased by 17% to SEK 271.5 (232.3) billion. Networks sales increased by SEK 25.6 billion to SEK 193.5 billion. Cloud Software and Services sales increased by SEK 4.3 billion to SEK 60.5 billion. Enterprise sales increased by SEK 9.1 billion to SEK 15.4 billion. Sales in segment Other increased by SEK 0.2 billion, to SEK 2.2 billion. Sales adjusted for comparable units and currency increased by 3%.
    IPR licensing revenues increased to SEK 10.4 (8.1) billion primarily as a result of a new patent license agreement including 5G.
    Networks sales adjusted for comparable units and currency increased by 4%. Market areas North America, Europe and Latin America and South East Asia, Oceania and India reported mid-single
digit organic growth while sales in North East Asia and Middle East and Africa declined. Reported sales grew by 15%. Networks accounted for 71% (72%) of Group sales.
    Cloud Software and Services sales adjusted for comparable units and currency decreased by
-1%.
Sales growth in North America and in IPR licensing revenues was more than offset by sales decline in other market areas. Reported sales grew by 8%. Cloud Software and Services accounted for 22% (24%) of Group sales.
    Enterprise sales adjusted for comparable units and currency grew by 16% driven primarily by business area Enterprise Wireless Solutions. Reported sales grew by 147%. Enterprise accounted for 6% (3%) of Group sales. The increase was a result of the Vonage acquisition, which contributed with sales of SEK 7.0 billion.
    The share of hardware in the sales mix was 44% (46%), software 20% (20%) and services 36% (34%).
Gross income
Gross income increased to SEK 113.3 (100.7) billion with increases in all segments. Gross margin decreased to 41.7% (43.4%), negatively impacted mainly by increased component costs, inflationary pressure and large-scale projects from market share gains in Networks, as well as an impact from initial 5G Core deployment costs in Cloud Software and Services, partly offset by retroactive IPR licensing revenues.
Research and development (R&D) expenses
R&D expenses increased by SEK
-5.2 billion
to SEK
-47.3
(-42.1)
billion including a currency effect of SEK
-2.1 billion.
R&D expenses increased primarily in Networks as a result of further investments in Cloud RAN and in Ericsson Silicon (ASICs) as well as in Enterprise, through the acquisition of Vonage and increased investments in Enterprise Wireless Solutions.
Selling and administrative (SG&A) expenses
SG&A expenses increased by SEK
-8.7 billion
to SEK
-35.7
(-27.0)
billion including a currency effect of SEK
-1.7 billion.
The increase is mainly related to the acquisition of Vonage
(SEK -4.3
billion), investments in the
go-to-market
organization for Enterprise Wireless Solutions and increases in compliance and legal expenses.
Other operating income and expenses
Other operating income and expenses was
SEK -3.3
(0.4) billion impacted by SEK
-2.3 billion
due to a provision in relation to a potential resolution
1)
with the DOJ including estimated expenses for the previously announced extended monitorship, and by
SEK -1.0 billion
due to the announced charges related to the divestment of IoT and other portfolio adjustments.
    Share in earnings of JVs and associated companies was SEK 0.0
(-0.3)
billion.
Restructuring charges
Restructuring charges decreased to SEK
-0.4
(-0.5)
billion.
Net income
Net income declined to SEK 19.1 (23.0) billion. EPS diluted was SEK 5.62 (6.81) and Adjusted EPS was SEK 6.16 (7.26).

1)	On March 2, 2023, the Company reached a resolution with the DOJ (the DOJ Plea Agreement) and agreed to pay a fine of approximately SEK 2.2 billion.

16 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Net income and EPS diluted

Free cash flow

Working capital days

Earnings before interest, taxes and amortizations (EBITA)
EBITA declined to SEK 29.1 (33.3) billion with an EBITA margin of 10.7% (14.3%). EBITA was impacted by previously announced charges of SEK
-5.5 billion
during the year and higher R&D expenses in segments Networks and Enterprise as well as increased SG&A expenses in segment Enterprise, mainly from the acquisition of Vonage.
Earnings before financial items and
income tax (EBIT)
EBIT decreased to SEK 27.0 (31.8) billion, with an EBIT margin of 10.0% (13.7%). EBIT was impacted by SEK
-2.1
(-1.4)
billion of amortization of intangible assets, mainly related to Vonage.
Financial income and expenses
Financial income and expenses improved by SEK 0.1 billion to SEK
-2.4
(-2.5)
billion, mainly due to foreign exchange revaluation effects. The currency hedge effect impacted financial income and expenses by
SEK -0.9
(-0.8)
billion. The USD strengthened against the SEK between December 31, 2021 (SEK/USD rate 9.05) and December 31, 2022, (SEK/USD rate 10.38).
Taxes
Taxes were SEK
-5.5
(-6.3)
billion, positively impacted by utilization of previously impaired withholding tax assets in Sweden. The effective tax rate in 2022 was 22%, compared with 21% in 2021.
Employees
The number of employees on December 31, 2022, was 105,529, a total increase of 4,207 employees compared with December 31, 2021. The increase is mainly driven by the acquisition of Vonage and increases in service delivery.
Cash flow
Cash flow from operating activities
Cash flow from operating activities was SEK 30.9 (39.1) billion, following an increase in working capital mainly as a result of a decision to strengthen the supply chain resilience in view of global component shortage. In addition, the lower EBIT and higher taxes paid affected cash flow negatively compared with 2021.
    Accounts receivable days of sales outstanding decreased to 61 (71) days while inventory turnover days increased to 93 (88) and payable days decreased to 85 (94). This resulted in an increase in working capital days to 69 (65) days.
Free cash flow
Free cash flow before M&A was SEK 22.2 (32.1) billion or 8.2% (13.8%) in relation to sales, compared with the long-term target of
9-12%.
Capex net and other investing activities was
SEK -6.1
(-4.6)
billion. Repayment of lease liabilities was SEK
-2.6
(-2.4)
billion. The increase is related to higher interest rates for property leases.
    Free cash flow after M&A was SEK
-29.5
(32.1) billion. The decrease is primarily a result of the acquisition of Vonage in July 2022.
Cash flow from investing activities
Cash flow from investing activities was
SEK -34.4
(-19.9)
billion due to the acquisition of Vonage with a purchase price paid of
SEK -51.3 billion,
partly mitigated by disposal of interest-bearing securities.
Cash flow from financing activities
Cash flow from financing activities was
SEK -15.9
(-9.3)
billion including repayment of lease liabilities. During the year, dividends of SEK
-8.4
(-6.9)
billion were paid to shareholders. The net impact on cash flow from issuance and repayment of long-term debt, including repayment of debt related to Vonage, was SEK
-5.3 billion.
Financial position
Gross cash decreased to SEK 56.2 (97.6) billion due to the acquisition of Vonage, repayment of Vonage debt and dividends paid to Ericsson shareholders. The decrease was partly compensated by positive free cash flow. Net cash was SEK 23.3 (65.8) billion.
    Liabilities for post-employment benefits decreased to SEK 27.4 (36.1) billion primarily due to higher discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 10.9 billion (SEK 16.5 billion lower than the reported liabilities).
    The average maturity of long-term borrowings was 3.8 years as of December 31, 2022, an increase from 3.5 years 12 months earlier.
    In February 2022, Ericsson issued a EUR 750 million (SEK 7.8 billion) bond maturing in February 2027. In May 2022, Ericsson repaid its USD
-1.0 billion
(SEK
-10.0
billion) bond.
    In July 2022, Ericsson completed the acquisition of Vonage. The cash effect on the day of the acquisition amounted to SEK
-51.3 billion,
adjusted by a positive cash flow hedge release of SEK 3.7 billion. Following the acquisition, a Vonage debt of USD
-0.6 billion
(SEK
-5.9
billion) was repaid.

17 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Return on capital employed

Cash position

Debt maturity, Parent Company
1)

    Ericsson has an unutilized revolving credit facility of USD 2.0 billion, linked to two of Ericsson’s long-term sustainability goals. The facility is set to expire in 2027, with a one-year
extension option.
    Ericsson has established a Green Financing Framework to enable financing of investments in energy-efficient technologies, such as 4G, 5G and future 6G, and renewable energy solutions.
    Ericsson has established a commercial paper program for short-term borrowing. The program is a complement to Ericsson funding and has not yet been utilized.
    S&P Global and Fitch Ratings both have a long-term
BBB-
rating on Ericsson, with developing outlook from S&P Global and a stable outlook with Fitch Ratings. Moody’s has a Ba1 rating with stable outlook.
    The capital turnover increased to 1.4 (1.3) times, while Return on capital employed (ROCE) decreased to 14.0% (18.4%) as a result of higher capital employed and lower EBIT.
Research and development, patents and licensing
In 2022, R&D expenses amounted to
SEK -47.3
(-42.1)
billion. R&D expenses were impacted by a currency effect of
SEK -2.1 billion
and SEK
-0.1
(-0.1)
billion of restructuring charges. The number of R&D resources increased to 29,304 (27,379) and the number of granted patents amounted to more than 60,000.
Seasonality
The Group’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of the Company’s customers.

Most recent three-year average seasonality
	First quarter	Second quarter	Third quarter	Fourth quarter
Share of annual Group sales	21%	24%	25%	31%
Sequential change, sales within Networks	-23%	12%	4%	22%
Sequential change, sales within Cloud Software and Services	-35%	12%	2%	35%
Off-balance
sheet arrangements
There are currently no material
off-balance
sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.
Capital expenditures
For 2022, capital expenditure was SEK 4.5 (3.7) billion, representing 1.6% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.
    Annual capital expenditures are normally around 2% of sales. This corresponds to the need for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals. As of December 31, 2022, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2020–2022
SEK billion	2022	2021	2020
Capital expenditures	4.5	3.7	4.5
Of which in Sweden	1.7	1.5	1.9
Share of annual sales	1.6%	1.6%	1.9%
Capitalized development expenses
Capitalized development expenses increased to SEK
-1.7
(-1.0)
billion primarily due to 5G development projects and the acquisition of Vonage.

18 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Sales split per segment

Networks

Cloud Software and Services

Business results – Segments

Networks
Networks represented 71% (72%) of Group net sales in 2022. Networks offers multi-technology capable Radio Access Network (RAN) solutions for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.
Net sales
Reported sales increased by 15% in 2022 to SEK 193.5 (167.8) billion. Growth was driven primarily by North America, Europe and Latin America, South East Asia, Oceania and India as well as by increased IPR licensing revenues. Sales adjusted for comparable units and currency increased by 4%.
Gross income
Gross income increased by SEK 7.5 billion to SEK 86.4 billion while gross margin decreased to 44.6% (47.0%). Gross margin was impacted by increased component costs, inflationary pressure, and investments in supply chain resilience, partly offset by higher IPR licensing revenues in the sales mix and commercial activities. Large scale projects from market share gains had a dilutive impact on the gross margin.
EBIT
EBIT increased to SEK 38.5 (37.3) billion, with a decrease in EBIT margin to 19.9% (22.2%), impacted by lower gross margin.
    Operating expenses increased by
SEK -6.4 billion
to SEK
-48.3 billion
(including a negative currency impact of SEK
-2.0
billion), primarily due to higher investments in R&D in Cloud RAN and in Ericsson Silicon (ASICs). Networks EBIT margin exceeded the 2022 target of 16–18%.

Cloud Software and Services
Cloud Software and Services represented 22% (24%) of Group net sales in 2022. Cloud Software and Services provides solutions for core networks, business and operational support systems, network design and optimization, and network managed services. The focus is to enable communications service providers to succeed in their transition to cloud native, intelligent and automated networks and operations.
Net sales
Reported sales increased by 8% to SEK 60.5 (56.2) billion in 2022. Sales adjusted for comparable units and currency decreased by
-1%.
Sales growth in market area North America and higher IPR licensing revenues were offset by sales decline in managed networks services business as a result of descoping and contract exits.
Gross income
Gross income increased by SEK 1.3 billion to SEK 20.1 billion. Gross margin was stable at 33.2% (33.5%). Positive impact from higher IPR licensing revenues in the sales mix was offset by initial 5G Core deployment costs.
EBIT (loss)
EBIT was SEK
-1.7
(-2.2)
billion with an EBIT margin of
-2.8%
(-4.0%).
EBIT was negatively impacted by a previously announced cost of
SEK -0.8 billion
as a result of continued execution of the Cloud Software and Services revised strategy. The strategy includes limiting subscale software development, accelerating automation to reduce deployment and maintenance efforts, and changing focus from market share gains to profitable business.
    Operating expenses increased by
SEK -0.7 billion
to SEK
-21.9 billion
(including a negative currency impact of SEK
-1.0
billion).

19 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Enterprise

Other

Enterprise
Segment Enterprise represented 6% (3%) of Group net sales in 2022. The segment comprises of three Business Areas offering solutions primarily to Enterprise: Global Communications Platform (Vonage) including cloud-based Unified Communications as a Service (UCaaS), Contact Center as a Service (CCaaS) and Communications Platform as a Service (CPaaS); Enterprise Wireless Solutions including private wireless networks and wireless WAN
(Cradlepoint) pre-packaged
solutions; Technologies and New Businesses including mobile financial services, security solutions and advertising services.
Net sales
Reported sales increased by 147% driven by the acquired Vonage business. Reported sales growth exceeded 70% in Enterprise Wireless Solutions. Sales adjusted for comparable units and currency increased by 16% in 2022, driven mainly by Enterprise Wireless Solutions.
Gross margin
Gross margin decreased to 45.2% (46.4%) mainly due to the dilutive effect of Vonage.
EBITA (loss)
EBITA (loss) was SEK
-4.5
(-2.3)
billion. The decline is mainly due to previously announced charges related to the divestment of IoT and other portfolio adjustments as well as increased growth investments in Enterprise Wireless Solutions and Vonage acquisition-related costs.
EBIT (loss)
EBIT (loss) was SEK
-6.2
(-3.0)
billion impacted by amortization of intangible assets from acquired businesses.

Other
Segment Other represented 1% (1%) of Group net sales in 2022. Segment Other includes media businesses as well as other non-allocated
business.
Net sales
Reported sales increased by 8%. Sales adjusted for comparable units and currency increased by 3% compared to 2021. Sales in the media business were stable.
Gross income
Gross income decreased by SEK
-0.3 billion
primarily due to the previously announced charges related to a market exit
(SEK -0.2
billion). For this reason, gross margin decreased to
-5.7% (7.9%).
EBIT (loss)
EBIT (loss) was SEK
-3.6
(-0.3)
billion, impacted by a provision of SEK
-2.3 billion
in relation to a potential resolution
1)
with the DOJ including estimated expenses for the previously announced extended monitorship. Furthermore, there was an impact of
SEK -0.9 billion
for a provision related to exit from operations in Russia and previously announced market exit costs.

1)	On March 2, 2023, the Company reached a resolution with the DOJ (the DOJ Plea Agreement) and agreed to pay a fine of approximately SEK 2.2 billion.

20 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Sales split per market area

Business results – Market areas

North America
Reported sales grew by 23% to SEK 95.4 billion. Sales adjusted for comparable units and currency increased by 5% driven by 5G network deployments and growth in 5G Core and Cloud Native solutions.
Europe and Latin America
Reported sales grew by 11% to SEK 66.8 billion. Sales adjusted for comparable units and currency increased by 4% with increases in both Europe and in Latin America. Sales in Networks increased as a result of high investment levels during the year and market share gains, partly offset by the decline in Russia.
Middle East and Africa
Reported sales grew by 9% to SEK 22.6 billion. Sales adjusted for comparable units and currency decreased by
-1%,
primarily due to lower sales volumes in countries hit by currency devaluation and macro-economic challenges.

South East Asia, Oceania and India
Reported sales grew by 14% to SEK 33.0 billion. Sales adjusted for comparable units and currency increased by 7% driven by increased volumes in India on the back of significant market share gains. These gains compensated for lower investment levels in certain countries in the market area.
North East Asia
Reported sales declined by
-8%
to SEK 26.7 billion. Sales adjusted for comparable units and currency decreased by
-11%,
as communications service providers in several markets have finalized the first build-out
phase of 5G.
Other
Market area Other primarily includes IPR licensing revenues and a major part of segment Enterprise. Reported sales grew by 71% driven by the acquisition of Vonage as well as increased IPR licensing revenues of SEK 10.4 (8.1) billion primarily as a result of new patent license agreement including 5G.

Reported sales per market area – 2022 compared with 2021

21 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Corporate governance
In accordance with the Swedish Annual Accounts Act and the Swedish Corporate Governance Code (the Code), a separate Corporate Governance Report, including an internal control section, has been prepared and appended to this Financial Report.
Ericsson’s Corporate Governance
Ericsson is committed to ensuring the highest standards of corporate governance: effective oversight across the organization (by the Board, the President and CEO and the Executive Team); effective decision making with clear accountabilities at all levels; a robust approach to risk management to effectively identify and control risks; compliance with law in everything we do; and an integrity-led
culture.
    The Company has adopted corporate governance practices and procedures that establish clear rules of governance, ranging from matters requiring approval of the Company’s shareholders and members of its Board to conflict of interest policies, and director and management duties and obligations. More information can be found on our website at
https://www.ericsson.com/en/about-us/
corporate-governance.
Key Corporate Governance Developments in 2022
In the first quarter of 2022, the Board and Ericsson’s President and CEO requested that the Executive Team, led by the Chief Legal Officer and working with the Audit and Compliance Committee, review the Company’s corporate governance practices with a view to extending them beyond the standard and mandatory levels of compliance and introducing enhancements. The Company is pleased to report that good progress has been made and our governance enhancements will continue to be made throughout 2023. The priorities that were implemented in 2022 are as follows:
–
introduction of an enhanced approach to risk management and establishment of a Group Business Risk Committee (BRC) comprising executives and co-chaired
by the Chief Financial Officer and the Chief Legal Officer;

–	enhancing disclosures on our corporate governance practices;
–	formally introducing compliance and integrity performance indicators into executive remuneration;
–	formally expanding the remit of the Audit and Compliance Committee to ensure enhanced oversight of the compliance program, high-risk investigations, and risk management;
–	increasing the number of Audit and Compliance Committee meetings and enhancing the Audit and Compliance Committee’s oversight of ongoing implementation of the Company’s compliance and internal controls program;
–	substantially increasing the resources in the Compliance office and Corporate & Government Investigations team, and continuing to invest in transactional controls and analytics; and
–
making enhancements to risk assessments, including expanded risk assessments to address country specific compliance risks, and continuing to tighten our vetting and oversight of third parties with whom we work, to choose parties who will meet our ethics and compliance expectations.

The Company has strengthened its executive oversight of risk management with the recruitment of highly-experienced executives, including a new Chief Legal Officer, and a new Head of Corporate & Government Investigations.
Continued compliance with the Swedish Corporate Governance Code
Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2022, Ericsson does not report any deviations from the Code.
Business integrity
Ericsson’s Code of Business Ethics (CoBE) outlines the fundamental ethical principles and expectations that guide Ericsson’s decisions and is designed to ensure that Ericsson pursues business with a strong sense of integrity. It reflects the Company’s commitment to conducting business responsibly, consistent with all internationally recognized human rights principles and the applicable laws and regulations where Ericsson operates.
    Ericsson reviews and updates CoBE’s content periodically, and runs an acknowledgment process regularly to ensure that everyone working for Ericsson has read and understood it. New employees and individuals starting to work for Ericsson are also required to acknowledge their understanding of CoBE upon their recruitment or on the first day of their assignment.
Board of Directors
At the Annual General Meeting, held on March 29, 2022, Ronnie Leten was re-elected
as Chair of the Board, and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected
as members of the Board. Carolina Dybeck Happe was elected as a new Board member. As of March 29, 2022, Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting were appointed as employee representatives by the unions, with Ulf Rosberg, Loredana Roslund and Annika Salomonsson as deputies.
Management
Since 2017 Börje Ekholm has been President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team.
    Ericsson has a global management system, the Ericsson Group Management System (EGMS). EGMS aims to ensure that Ericsson’s business is well-managed and has the ability to fulfil the objectives of major stakeholders within established risk limits and with reliable internal control. EGMS also aims to ensure compliance with applicable laws, listing requirements, governance codes and corporate responsibilities.
Discharge from liability vote at the 2022 Annual General Meeting
Under the Swedish Companies Act, the Annual General Meeting (AGM) of Swedish limited liability companies should include a vote on whether or not to discharge each individual member of the Board and the CEO and President from legal liability for the previous financial year. If shareholders representing at least 10% of the Company’s share capital vote against this discharge from liability, an action for damages on behalf of the Company may be brought within one year.
    A vote against the discharge from liability does not predicate or in itself lead to legal action.
    At Ericsson’s AGM on March 29, 2022, Ericsson shareholders representing more than 70% of the Company’s share capital voted for discharging from liability each of the members of the Board and the Company’s CEO and President for the financial year 2021 and more than 10% voted against. At the same AGM, Ericsson’s shareholders voted in favor of re-electing
the individuals nominated for Board (including the CEO and President). The Company’s external auditor, Deloitte, recommended that shareholders vote in favor of discharging liability.
    Regardless of the shareholder decision at the 2022 AGM, the Board has and will continue to work actively with management to continuously improve Ericsson’s internal controls, governance, risk management and compliance program, recognizing the critical importance of these areas to the Company’s overall strength and competitiveness. The embedding of a sustainable and strong culture of integrity and ethics into all of Ericsson’s businesses and operations continues to be a priority for the Board throughout 2022 and into the future.

22 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Remuneration
Remuneration to the members of the Board of Directors and to Group management are reported in note G2, “Information regarding members of the Board of Directors and the Group management.” Further information about remuneration to the President and CEO and the Executive Vice Presidents is included in the “Remuneration report” appended to this Financial Report.
Guidelines for remuneration to Group management
The current Guidelines for remuneration to Group management was adopted by the Annual General Meeting 2020, included on pages 28–31. The Board of Directors proposes that new amended Guidelines for remuneration to Group management is resolved by the Annual General Meeting 2023, which are intended to remain in place for four years until the Annual General Meeting 2027. The proposed Guidelines are included on pages 25–27.
Long-Term Variable Compensation Program 2022 (LTV 2022) for the Executive Team
Ericsson has share-based Long-Term Variable Compensation Programs in place for the Executive Team. LTV 2022 for the Executive Team was approved by the Annual General Meeting 2022. Details of LTV 2022 are explained in note G3, “Share-based compensation.”

Material contracts
Material contractual obligations are outlined in note D4, “Contractual obligations.” These are primarily related to leases of office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations as well as the purchase of components for the Company’s own manufacturing.
    The Company is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management
Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the EGMS. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with strategy-setting and execution. The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to identify, assess and treat the risks, and to agree on and stay within the Company’s risk appetite.
    Each manager is responsible for handling the risks that emerge from their respective areas of responsibility. The responsibility for identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area is accountable for appointing one or several enterprise risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The Chief Legal Officer (CLO) and the Chief Financial Officer (CFO) are accountable for performing oversight of ERM, and they co-chair
the group Business Risk Committee. The Business Risk Committee permanently comprises of the CLO, CFO, and Head of Group Risk management. The Committee comprises of an additional 2–4 members of the Executive Management of the Company, to be agreed and appointed by the co-chairs
and approved by the CEO and the Audit and Compliance Committee (ACC). In 2022, these members consisted of the Chief Technology Officer, Chief Security Officer, Chief Marketing and Communications Officer and Head of Market Area North East Asia. The CEO, Chief Compliance Officer (CCO) and Head of Corporate and Government Investigations are invited to the Committee on an as-needed
basis. The group Business Risk Committee is a group wide body intended to ensure there is proper oversight of risk management and to provide an appropriate forum for, and support to accountable executives in, discussing management of material risks. The Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of ERM.
    For information on risks that could impact the fulfilment of objectives, and form the basis for mitigating activities, see the other sections of the Board of Director’s report, notes A2 “Critical accounting estimates and judgments,” F1 “Financial risk management,” F4 “Interest-bearing liabilities” and the chapter Risk factors.

Sourcing and supply
Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from global, regional and local suppliers.
    The Company negotiates global supply agreements with its primary suppliers. In general, Ericsson endeavours to have alternative supply sources and seeks to avoid single source supply situations, as a means to build resilience in the supply chain.
    The production of electronic modules and
sub-assemblies
is mostly outsourced to manufacturing services companies. Ericsson is focusing internal manufacturing on new product introductions and new technologies. The majority of the matured portfolio is outsourced through production partners. Ericsson has internal production sites in USA, Estonia, China and Brazil and for Ericsson Antenna Systems in Romania and Mexico.
    The Company requires its suppliers to comply with principles set forth in the Code of Conduct for Business Partners. The Code of Conduct sets forth standards on environmental management, human and labor rights, occupational health and safety and business ethics and anti-corruption as fundamental parts of Ericsson’s responsible business.
    Business Partners are required to have an environmental management system and to be aware of and comply with applicable environmental legislation, permits and reporting requirements. Where the requirements in the Ericsson Code of Conduct for Business Partners are higher than local standards and laws, the requirements of the Code should be applied.
    Ericsson works to reduce environmental impacts and emissions in the product portfolio and supply chain. Ericsson has set an ambition that a certain number of high emitting and strategic suppliers should have their own 1.5°C aligned climate targets.
    Ericsson’s approach to environmental sustainability is through a circular approach, where the Company continuously strives to minimize the negative impacts of its operations, and to improve the environmental and energy performance of its products. Minimizing waste is key to a circular economy.

Sustainability and Corporate Responsibility
Sustainability and corporate responsibility are integral parts of Ericsson’s strategy and culture and are embedded across its operations to drive business transformation and create value for the Company’s stakeholders.
    Ericsson is committed to creating positive impacts for and reducing risks to the Company and its stakeholders through its operations, the expertise of its employees and its technology and solutions.
    In accordance with the Swedish Annual Accounts Act, Ericsson has prepared a

23 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

separate sustainability report titled “Sustainability and Corporate Responsibility Report 2022”, which is appended to the Annual Report.

Security and privacy
Security and privacy are important areas for Ericsson. Enterprise security and privacy is governed through the Chief Security Officer Security Board and Ericsson’s Group Enterprise Security and Privacy Board, while the Product and Technology Security Board governs product security. The Audit and Compliance Committee and the Technology and Science Committee of the Board of Directors receive regular updates on security and privacy.
    Policies, directives and frameworks establish the security requirements across Ericsson. The security and privacy frameworks cover product security, information security, privacy,
IT-security,
risk management, sourcing and third parties, incident management, insider threat prevention, business continuity, physical security, security in high-risk areas, and travel and event security to secure all areas of Ericsson’s business processes and ensure the delivery of resilient products. Frameworks are based on with applicable regulations, international standards and best practices. For example, Ericsson’s Information Security Management System is certified to ISO/IEC 27001 and the Ericsson Security Reliability Model detailing the security requirements for Ericsson’s products is aligned with GSMA NESAS and NIST Cyber Security Framework.
    Ericsson endeavours to continuously assessing and adjusting its capabilities, controls and processes and developing its portfolio in order to secure the Company’s and its customers’ assets in relation to evolving threats, risks and legal requirements.
    For further information on Security and Privacy and risks relating thereto see the chapter Risk factors in the Financial Report.

Ericsson interactions with US authorities and other governmental authorities
In December 2019, Ericsson entered into a resolution with the United States Department of Justice (DOJ) resolving the DOJ’s investigations into Ericsson’s business dealings in Djibouti, China, Vietnam, Indonesia and Kuwait. The resolution included a deferred prosecution agreement (DPA), and a guilty plea by Ericsson’s Egyptian subsidiary to a criminal violation of the US Foreign Corrupt Practices Act’s (FCPA) antibribery provisions. Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson did not violate the terms of the
DPA. As part of the DPA with the DOJ and consent judgment with the U.S. Securities and Exchange Commission (SEC), Ericsson agreed to engage an independent compliance monitor for three years while the Company continues to undertake significant reforms to strengthen its Ethics and Compliance Program. The monitor’s primary responsibilities include reviewing and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls pursuant to the terms of the DPA, as well as providing recommendations for improvements.
    In October 2021, the DOJ notified Ericsson of its determination that the Company breached its obligations under the DPA by failing to provide required information to the DOJ.
    In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.
    In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.
    In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson are permanently enjoined from violating the FCPA’s antibribery, books and records and internal controls provisions. Violations of the injunction or consent judgment could subject the Company to new civil and criminal penalties as well as new enforcement actions.
    In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, until June 2024.
    On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal
breaches under the DPA. Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson has agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. On January 12, 2023, the Company announced a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) related to the DOJ Plea Agreement, which also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship.
    The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the DOJ Plea Agreement. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation over the course of 2022 has not altered this conclusion.

Legal proceedings
On December 9, 2022, Ericsson and Apple reached a multi-year, global patent license agreement between the two companies. The agreement includes a cross-license relating to patented cellular standard-essential technologies and grants certain other patent rights. Furthermore, Ericsson and Apple have mutually agreed to strengthen their technology and business collaboration, including in technology, interoperability and standards development. This settlement ends the lawsuits filed by both companies in several countries, including in the United States District Court of the Eastern District of Texas, as well as the complaints filed before the United States International Trade Commission (USITC).
    On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally

24 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. In December 2022, Ericsson and the Individual Defendants filed a motion to dismiss the complaint. In February 2023, the plaintiff opposed the motion.
    In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims.
    As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth
investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting a decision on the appeal of the first instance court’s decision.
    In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.
    In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business. For information on risks e.g. relating to lawsuits, claims and proceedings, see the chapter Risk factors.

Parent Company
Telefonaktiebolaget LM Ericsson’s (the Parent Company) business consists mainly of corporate management, holding company functions, internal banking activities and customer credit management. As of December 31, 2022 the Parent Company had 3 (3) branch offices. In total, the Group has 79 (74) branch and representative offices.
Financial information
Income after financial items was SEK 18.4 (9.3) billion. The Parent Company had no sales in 2022 or 2021 to subsidiaries, while 29% (34%) of total purchases of goods and services were from subsidiaries.
    Major changes in the Parent Company’s financial position for the year included:
–	Current and non-current liabilities to subsidiaries increased by SEK 13.7 billion to SEK 94.4 billion.
–	Current and non-current receivables from subsidiaries decreased by SEK 0.9 billion to SEK 24.2 billion.
–	Shareholder contributions to subsidiaries of SEK 55.8 billion.
–	Impairment of investments in subsidiaries and associates of SEK 2.2 billion.
–	Cash and cash equivalents decreased by SEK 13.4 billion to SEK 23.7 billion.
–	Gross cash decreased by SEK 39.1 billion to SEK 41.4 billion.
At the end of the year, gross cash: cash and cash equivalents plus interest-bearing securities (current and non-current),
amounted to SEK 41.4 (80.5) billion.
    At the end of the year,
non-restricted
equity amounted to SEK 37.8 (35.0) billion, and total equity amounted to SEK 85.9 (83.1) billion.

Share information
As of December 31, 2022, the total number of shares issued was 3,334,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end
were Investor AB with approximately 23.79% of the votes (8.00% of the shares), AB Industrivärden with approximately 15.14% of the votes (2.61% of the shares) and AMF Tjänstepension and AMF Fonder with approximately 4.87% of the votes (2.74% of the shares).
    In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, no treasury shares were distributed to employees or sold in 2022.
    The holding of treasury stock at December 31, 2022 was 4,009,306 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 20 million, representing 0.1% of capital stock, and the purchase price amounts to SEK 29.1 million.

Proposed disposition of earnings
The Board of Directors proposes a dividend of SEK 2.70 (2.50) per share, and that the Parent Company shall retain the remaining part of non-restricted
equity. The dividend is proposed to be paid in two equal installments, SEK 1.35 (USD 0.13) per share with the record date March 31, 2023 (payment date April 5, 2023), and SEK 1.35 (USD 0.11) per share with the record date September 29, 2023 (payment date October 4, 2023).
    For holders of the Parent Company’s treasury shares of Class B, no dividend will be distributed. All such treasury shares of Class B are held by the Parent Company. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 9,002,209,685
Amount to be retained by the Parent Company	SEK 28,750,998,521
Total non-restricted equity of the Parent Company	SEK 37,753,208,206
As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 38.1% (35.0%), cash and cash equivalents of SEK 38.3 (54.0) billion, and a net cash amount of SEK 23.3 (65.8) billion.
    The Parent Company’s equity would have been SEK 4.4 billion lower if assets and liabilities had not been valued at fair value pursuant to Chapter 4, Section 14a of the Swedish Annual Accounts Act.
    The Board of Directors has also considered the Parent Company’s results and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.
    The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well balanced considering the nature, scope and risks of the business activities, as well as the capital requirements for the Parent Company and the Group, in addition to coming years’ business plans and economic development.

25 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Proposal of new guidelines for Remuneration to Group Management
The Board of Directors proposes that the AGM 2023 resolves on the following guidelines for remuneration to group management. In comparison with the guidelines decided by the AGM 2020, the guidelines have been updated in order to:
–	adapt the guidelines to ensure the Company’s business strategies and ways of working can be supported through the lifecycle of the guidelines;
–
clarify the mandate for the Board of Directors and Remuneration Committee to define meaningful short-term variable compensation (“
STV
”) targets linked to the business plan. This enables STV targets to be defined and weighed differently for different parts of the business given the phase in the business lifecycle they are in as required by the business strategy. Therefore, detailed requirements for mandatory weighting and definition of STV targets has been removed;

–
enable for the Board of Directors to potentially include STV in the remuneration package of the President and CEO. Any inclusion of STV for the future or current President and CEO will take into account the aggregated target opportunity of long-term variable compensation programs and STV; and

–
broaden the pension guidelines for Swedish members of the group management by removal of specific wordings related to the Swedish collective pension plan ITP1, to accommodate for potential future changes in collective pension plans and to allow for supplementary pension contributions or supplementary cash pension allowance, in excess of any caps of pension contributions allowed under collective pension plans.

Introduction
These Guidelines for Remuneration to Group Management (the “
Guidelines
”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “
Company
” or “
Ericsson
”), including the President and Chief Executive Officer (the “
President
and
CEO
”) (“
Group
Management
”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2027. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“
LTV
”).
Objective
These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency, and performance. In particular to:
–	attract and retain highly competent, performing, and motivated people that have the ability, experience, and skill to deliver on the Ericsson strategy;
–	encourage behavior consistent with Ericsson’s culture and core values;
–	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained;
–	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent; and
–	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs for Ericsson.
The Guidelines and the Company’s strategy and sustainable long-term interest
A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain, and motivate the right talent and can offer competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined
and measurable business targets derived from the short and long-term business plan approved by the Board of Directors. Targets will include financial targets at Group, Business Area and/or Market Area level. In addition, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets will be applied as deemed appropriate by the Remuneration Committee.
    The Company operates long-term variable compensation programs for the Group Management as approved by the Annual General Meeting (“
AGM
”). Such decisions are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in Note G2, “Information regarding members of the Board of Directors, the Group management” and Note G3, “Share-based compensation” in the annual report.
Governance of remuneration to Group Management
The Board has established a Remuneration Committee (the “
Committee
”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.
    The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and
CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on Long-term Variable compensation programs and similar equity arrangements.
    The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“
STV
”), and payout of STV based on achievements and performance.
    To conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. Before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and approving any salary adjustments for the other members of Group Management the Committee reviews salary survey data, Company results and individual performance. No employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. Similarly, the President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.
    The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.
Overview of remuneration package covered by these Guidelines
For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.
    Below are the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up
of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are resolved separately by the AGM.

26 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Element and purpose	Description

Fixed salary

Fixed compensation paid at set times.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy

–  deliver part of the annual compensation in a predictable format

Salaries shall be set taking into account:

–  Ericsson’s overall business performance

–  business performance of the Unit that the individual leads

–  year-on-year
performance of the individual

–  external economic environment

–  size and complexity of the position

–  external market data

– pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

Short-term variable compensation (STV)

STV is a variable compensation plan that shall be measured against targets derived from the business plan and paid over a single year.

Purpose:

–  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests,

–  provide individuals an earning opportunity for performance at flexible cost to the Company.

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

Target
pay-out
opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment. Maximum pay-out
shall be up to two times the target
pay-out
opportunity (i.e., no more than 300% of annual fixed salary). Any existing long-term variable pay-opportunity
should be taken into account when determining target opportunity for STV (and vice versa).

The STV shall be based on measures linked to the annual business plan and to Ericsson’s long-term strategy and sustainability. Measures will include financial targets at Group, Business Area and/or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets when applicable.

The Board and the Committee reserve the right to:

–  revise any or all of the STV targets at any time,

–  adjust the STV targets retroactively under extraordinary circumstances,

–  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

–  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

–  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

The Board and the Committee shall have the right in their discretion to:

–  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

–  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

–  reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance
with a financial reporting requirement etc.

Pension

Contributions paid towards retirement fund.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective bargaining agreement provisions or mandatory local regulations.

For Group Management members in Sweden:

–  pension benefits shall be granted based on a defined contribution plan except where law or collective bargaining agreement require a defined benefit pension. The pensionable salary shall include fixed salary and, where required by law or collective bargaining agreement, any variable salary.

–  a supplementary pension contribution can be paid amounting to a maximum of 35% of the fixed annual salary that exceeds any cap in collective pension plans, unless a higher percentage is obliged by law or collective bargaining agreement.

–  the supplementary pension contribution can, as an alternative to a pension contribution, be exchanged for a cash payment provided that it is done in a way that is cost-neutral for the Company.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

–  cash equivalent to pension may be provided as a taxable benefit, or

–  contributions may be made to an international pension fund on behalf of the individual on a costneutral basis

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary.

Other benefits

Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation, or pension.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  deliver part of the annual compensation in a predictable format.

Benefits offered shall consider the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include Company phones, Company cars, wellbeing assistance, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“
LTA
”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

27 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Consideration of remuneration offered to the Company’s employees
When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.
    There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension, and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice and the higher levels of total compensation applicable at that level.
Employment contracts and termination of employment
The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.
    In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary unless otherwise determined by local legislation or collective bargaining agreements.
    The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e., the end of the period of notice) and until the time of retirement.
    Severance pay shall be reduced by 50% of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.
    The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.
    Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted, or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.
Recruitment policy for new members of Group Management
In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:
–	the role being taken on,
–	the skills, experience and caliber of the candidate,
–	the level and type of remuneration opportunity received at a previous employer,
–	the geography in which the candidate is being recruited from and whether any relocation allowance is required,
–	the circumstances of the candidate,
–	the current external market and salary practice,
–	internal relativities.
Additional arrangements
By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.
    In addition, it may on a
case-by-case
basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case-by-case
basis if all or some of the remuneration including incentives forfeited need to be
‘bought-out’.
If there is a
buy-out
of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/ paid. Generally, buy-out
awards will be made on a comparable basis to those forfeited.
    In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.
Board of Directors’ discretions
The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:
–	upon change of the President and CEO,
–
upon material changes in the Company structure, organization, ownership, and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and

–	in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.
The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

28 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Guidelines for Remuneration to Group Management approved by the Annual General Meeting of shareholders 2020
Guidelines for Remuneration to Group Management
Introduction
These Guidelines for Remuneration to Group Management (the “
Guidelines
”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “
Company
” or “
Ericsson
”), including the President and Chief Executive Officer (the “
President and CEO
”) (“
Group Management
”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“
LTV
”).
Objective
These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:
–	attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,
–	encourage behavior consistent with Ericsson’s culture and core values,
–	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,
–	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and
–	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.
The Guidelines and the Company’s strategy and sustainable long-term interest
A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined
and measurable business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group, Business Area or Market Area level, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.
    The Company operates long-term variable compensation programs for the Group Management. These have been approved by the Annual General Meeting (“
AGM
”) and as a result are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in note G2, “Information regarding members of the Board of Directors, the Group management” and note G3, “Share-based compensation” in the annual report 2019.
1)
Governance of remuneration to Group Management
The Board has established a Remuneration Committee (the “
Committee
”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.
    The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on LTV and similar equity arrangements.
    The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.
    In order to conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data, Company results and individual performance before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of Group Management. In order to avoid conflict of interests, no employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. The President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.
    The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.
Overview of remuneration package covered by these Guidelines
For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.
    The table below sets out the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and the related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up
of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are separately resolved by the AGM.

1)
Information for 2022 can be found in the Remuneration report and in note G2, “Information regarding members of the Board of Directors and Group management” and note G3, “Share-based compensation” in the Financial report.

29 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Element and purpose	Operation	Opportunity	Performance measures

Fixed salary
Fixed compensation paid at set times.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  deliver part of the annual compensation in a predictable format.

Salaries shall normally be reviewed annually in January.

Salaries shall be set taking into account:

–  Ericsson’s overall business performance,

–  business performance of the Unit that the individual leads,

–  year-on-year
performance of the individual,

–  external economic environment,

–  size and complexity of the position,

–  external market data,

–  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

There is no maximum salary level; however, salary increases (as a % of existing salary) for most Group Management members would normally be in line with the external market practices, employees in relevant locations and performance of the individual.

There are circumstances where higher salary increases could be awarded. For example, where:

–  a new Group Management member has been appointed at a below-market salary, in which case larger increases may be awarded in following years, subject to strong individual performance,

–  the Group Management member has been promoted or has had an increase in responsibilities,

–  an individual’s salary has fallen significantly behind market practice.

This element of the package does not require achievement of any specific performance targets.

However, individual performance and capability shall be taken into account along with business performance when determining fixed salary levels and any salary increases.

Short-term variable compensation (STV)
STV is a variable compensation plan that shall be measured and paid over a single year.

Purpose:

–  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term
interests,

–  provide individuals an earning opportunity for performance at flexible cost to the Company.

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

The Board and the Committee reserve the right to:

–  revise any or all of the STV targets at any time,

–  adjust the STV targets retroactively under extraordinary circumstances,

–  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

–  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

–  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

Malus and clawback
The Board and the Committee shall have the right in their discretion to:

–  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

–  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

–  reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance with a financial reporting requirement etc.

Target
pay-out
opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment.

Maximum
pay-out
shall be up to two times the target
pay-out
opportunity (i.e. 300% of annual fixed salary).
1)
2)

The STV shall be based on measures linked to the annual business plan which in itself is linked to Ericsson’s long-term strategy and sustainability.

Measures shall include financial targets at Group, Business Area or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

A maximum of four STV targets shall be assigned to an individual in total for a financial year. Financial targets shall comprise at least 75% of the target bonus opportunity with a minimum of 40% being defined at Group level. The minimum weighting for an STV target shall be 20%.

Performance of all STV targets shall be tested over a
one-year
performance period (financial year).

The STV measures and targets shall be determined by the Committee for the members of Group Management other than the President and CEO.

The Board has the mandate to define STV measures and targets for the President and CEO, should STV be introduced for the President and CEO.

30 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Element and purpose	Operation	Opportunity	Performance measures

Pension
Contributions paid towards retirement fund.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective agreement provisions or mandatory local regulations.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

–  cash equivalent to pension may be provided as a taxable benefit, or

–  contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis.

Since 2011, members of Group Management in Sweden participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. The pension contribution for ITP1 is capped at 30% of pensionable salary which includes fixed salary and STV paid in cash.

According to the local collective bargaining agreement in Sweden, the members of Group Management are also entitled to an additional pension contribution for part-time retirement for which the cap is determined during the union negotiations for all the local employees.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary.
3)
None

Other benefits
Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation or pension.

Purpose:

–  attract and retain the executive talent required to implement Ericsson’s strategy,

–  deliver part of the annual compensation in a predictable format.

Benefits offered shall take into account the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.
None

1)	For most of the current members of Group Management, the current STV target opportunity is below 50% of the annual fixed salary.
2)	At present the President and CEO does not participate in STV. The Board has the mandate to decide to include the President and CEO in STV in the future. In doing so the Board shall:
–
determine the STV opportunity for the President and CEO within the ranges mentioned above and in line with the external market practices of the country of employment, keeping the STV opportunity of the other members of Group Management under consideration,

–	reduce the LTV opportunity in relation to the STV opportunity, keeping the total target cash compensation consisting of fixed salary, STV and LTV unchanged.
Should the Board decide to introduce STV for the President and CEO, the details will be disclosed in the Remuneration Report for the relevant year.
3)
Since most of the current members of Group Management are currently under ITP1 coverage, their pension contributions are currently capped at 30% of pensionable salary and the additional pension contribution for part-time retirement mandated by the local collective bargaining agreement in Sweden.

Alignment of short-term variable compensation with the Company’s strategy and criteria for payment
These Guidelines for Remuneration to Group Management have been developed to support alignment of Ericsson’s business strategy and long-term interests of members of Group Management with that of shareholders, in particular:
–  The targets for the STV shall be set each year either by the Board or the Committee as appropriate for the members of the Group
Management. In determining the targets, the Board and the Committee shall take into account Ericsson’s focused business strategy, which is built on technology leadership, product-led
solutions and global scale, along with internal annual and long-term business plans. Therefore, all members of Group Management shall have one or more Group financial targets derived from the long-term financial targets which amount to at least 40% of the target STV opportunity. At least 75% of the target STV opportunity shall be linked to financial measures. The Board and the Committee, as applicable, may also choose to include other operational, strategic, employee engagement, customer satisfaction or sustainability and corporate responsibility or other lead indicator measures to support the delivery of the business plan. For certain roles such targets may be supplemented by targets for the relevant Business Area, Market Area or Group Function.

31 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

–	Maximum pay-out shall be achievable for truly outstanding performance and exceptional value creation.
–	At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets. The Board has the discretion to adjust targets and the subsequent outcome in the event that they cease to be relevant or stretching or to enhance shareholder value. Adjustments shall normally only occur in the event of a major change (e.g. an acquisition or divestment) and shall be on the basis that the new target shall be no more or less difficult to achieve.
Consideration of remuneration offered to the Company’s employees
When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.
    There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice.
Employment contracts and termination of employment
The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.
    In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.
    The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e. the end of the period of notice) and until the time of retirement.
    Severance pay shall be reduced by 50% of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.
    The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.
    Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.
Recruitment policy for new members of Group Management
In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:
–	The role being taken on.
–	The level and type of remuneration opportunity received at a previous employer.
–	The geography in which the candidate is being recruited from and whether any relocation allowance is required.
–	The skills, experience and caliber of the candidate.
–	The circumstances of the candidate.
–	The current external market and salary practice.
–	Internal relativities.
Additional arrangements
By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.
    In addition, it may on a case by case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case by case basis if all or some of the remuneration including incentives forfeited need to be
’bought-out’.
If there is a
buy-out
of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/paid. Generally, buy-out
awards will be made on a comparable basis to those forfeited.
    In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.
Board of Directors’ discretions
The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:
–	upon change of the President and CEO in accordance with recruitment policy for new members of Group Management,
–	upon material changes in the Company structure, organization, ownership and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and
–	in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.
The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

32 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Events after the reporting period
Proposals from the Nomination Committee
On January 11, 2023, Ericsson announced the Nomination Committee’s proposal that the shareholders elect at the Annual General Meeting 2023 ten ordinary board members with no deputy directors. The Nomination Committee proposed that the following persons be elected as board members:
–	Jan Carlson, Chairman (re-election as director, new election as Chairman)
–	Jon Fredrik Baksaas (re-election)
–	Carolina Dybeck Happe (re-election)
–	Börje Ekholm (re-election)
–	Eric A. Elzvik (re-election)
–	Kristin S. Rinne (re-election)
–	Helena Stjernholm (re-election)
–	Jacob Wallenberg (re-election)
–	Jonas Synnergren (new election)
–	Christy Wyatt (new election)
In addition, the Nomination Committee informed the Company that the current chairman, Ronnie Leten, and board members Kurt Jofs and Nora Denzel had informed the Nomination Committee that they will not stand for re-election
at the Annual General Meeting 2023.
    The Company expects to hold its Annual General Meeting on March 29, 2023, and the Nomination Committee’s complete proposals and motivated statement are available on the Company’s website www.ericsson.com.
Update on deferred prosecution agreement
In 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ) in order to resolve past (prior to 2017) Foreign Corrupt Practices Act (FCPA) violations relating to misconduct in certain countries. The DPA provided that, in the event of any breach of its ongoing DPA obligations, the Company could be prosecuted for the historical FCPA violations covered by the DPA.
    As announced in October 2021 and March 2022, the DOJ notified Ericsson that it failed to provide certain documents and information to the DOJ in a timely manner and did not adequately report to the DOJ certain information relating to the 2019 internal Iraq investigation. The DOJ has not alleged or charged Ericsson with any new criminal misconduct since the start of the DPA.
    The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in a 2019 internal Iraq investigation report remain open and ongoing. With respect to the matters described in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation over the course of 2022 has not altered this conclusion. Since 2019, Ericsson has taken significant remedial measures, overseen by the Board of Directors. These include enhancing its group-wide approach to risk management and strengthening its compliance program and internal controls. The Company agreed in December 2022 to extend its independent compliance monitorship with one year, until June 2024, to further our efforts to embed best-in-class
compliance, risk management and internal controls across the organization.
    On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal
breaches under its DPA . Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson has agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. In the fourth quarter of 2022, the Company made a provision of SEK 2.3 billion (approx. USD 220 million) in relation to the DOJ Plea Agreement, including estimated expenses (SEK 0.1 billion) for the extended compliance monitorship.
Ericsson announces changes to the Executive Team
On January 25, 2023, Ericsson announced that Jenny Lindqvist has been appointed as Senior Vice President, Head of Market Area Europe and Latin America, as of February 1, 2023. Effective the same date she will become member of the Ericsson Executive Team, reporting to the President and CEO.
    Jenny Lindqvist has a Master of Science in Business and Economics from Stockholm School of Economics. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.
    As a member of Ericsson’s Executive Team, Jenny Lindqvist succeeds Stefan Koetz who has been acting in this role as of June 1, 2022. Stefan will take on a new role as Head of Strategic Projects for Market Area Europe and Latin America.
Ericsson Announces Compliance Leadership Changes
On February 28, 2023, Ericsson announced that after almost four years as Ericsson’s Chief Compliance Officer (CCO), Laurie Waddy would be leaving the Company. Ms. Waddy joined Ericsson in April 2019 and played an important role in strengthening the Company’s ethics and compliance function. She has been replaced on an interim basis by Jan Sprafke.

33 Financial Report 2022 | Board of Director’s report	Ericsson Annual Report on Form 20-F 2022

Board assurance
The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the EU, and give a fair view of the Group’s financial position and results of operations.
The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations. The Board of Directors’ Report for the Ericsson Group and the Parent Company
provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

34 Financial Report 2022 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2022

Report of independent registered
public accounting firm
To the shareholders of Telefonaktiebolaget LM Ericsson (publ):

Opinion on Internal Control over
Financial Reporting
We have audited the internal control over financial reporting of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in
Internal Control —
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control —
Integrated Framework (2013)
 issued by COSO.
    We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 15, 2023, expressed an unqualified opinion on those financial statements.
    As described in Management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Vonage Holdings Corp., (“Vonage”), which was acquired on July 21, 2022, and whose financial statements constitute 2% of total consolidated assets (excluding goodwill and acquired intangible assets) and 3% of total consolidated revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Vonage.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
    We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
    Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Deloitte AB
Stockholm, Sweden
March 15, 2023

35 Financial Report 2022 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2022

Report of independent registered
public accounting firm
To the shareholders Telefonaktiebolaget LM Ericsson (publ):

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Telefonaktiebolaget LM Ericsson (publ) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income (loss), statements of cash flows, and statements of changes in equity, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
    We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control —
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
    We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition of significant contracts – Refer to Notes B1 and B2 to the financial statements
Critical Audit Matter Description
Ericsson generates revenues from sales of hardware, software, and services to its customers. Total revenue for 2022 amounted to SEK 271.5 billion. The majority of these revenues are related to multi-year framework agreements with large customers which often include discounts and incentives arrangements. The customers issue purchase orders under these framework agreements that in combination constitute a commitment to purchases of products and services over the duration of the agreement with the customer. These arrangements may give rise to a risk of material misstatement due to the incorrect identification of performance obligations and timing of revenue recognition for each obligation, for significant contracts that could have a material impact on the financial statements.
    Ericsson conducts an assessment at contract inception to determine which promised goods and services in a customer contract are distinct and accordingly identified as performance obligations. The Company considers there to be a distinct performance obligation if the customer can benefit from the goods or service either on its own or together with other resources readily available, and if the Company’s obligation to transfer the goods or service is separately identifiable from other obligations in the contract.
    The amount and timing of revenue recognized is determined in relation to the individual elements of the contract. Transaction prices including variable considerations, discounts, concessions and incentive agreements, are estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer and in allocating revenue to each performance obligation by reference to their standalone selling prices.
    We identified revenue recognition of significant contracts as a critical audit matter due to the complex application of revenue recognition accounting standards and that it requires management to make judgments and estimates in determining the amount and timing of revenue recognized in relation to individual elements of the contracts.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the amount and timing of revenue recognized in relation to significant contracts included, but were not limited to the following:
–	We tested the effectiveness of the Company’s controls over revenue recognition with particular focus on the controls related to the identification of performance obligations within revenue contracts and determination of the timing of recognition for each revenue obligation including the reviews performed by the Company’s central board for material and complex deals.
–	We tested a sample of significant contracts to assess management’s judgments and

36 Financial Report 2022 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2022

estimates related to the identification of performance obligations and determination of the timing of recognition for each revenue obligation based on the contract.
–	We tested a sample of revenue transactions recorded during the year by tracing them to supporting evidence of delivery and acceptance and assessed the judgments and estimates for revenue recorded in the period by comparing it to contractual terms such as, delivery terms, transaction prices including variable considerations, discounts and incentive agreements.
–	We tested a sample of ongoing negotiations with existing customers and analyzed reversals of revenue subsequent to year end for indicators of unrecorded discounts and concessions during the period.
Valuation of Goodwill – Refer to Note C1 to the financial statements
Critical Audit Matter Description
Goodwill is a significant asset in the consolidated balance sheet and amounts to SEK 84.6 billion as of December 31, 2022. The Company’s evaluation of the carrying value of goodwill involves the comparison of the recoverable amount of each cash generating unit to their carrying values. The Company’s assessment is based on a discounted cash flow model using a business plan covering five years
followed by a steady or declining growth rate, which requires management to make significant estimates and assumptions regarding forecasts of future sales growth, operating income, working capital and capital expenditure requirements, as well as assumptions on discount rates. Changes in these assumptions could have a significant impact on either the recoverable amount, the amount of any impairment charge, or both. In 2022, the Company completed its acquisition of Vonage Holdings Corp which added SEK 41.3 billion of goodwill.
    We identified valuation of goodwill as a critical audit matter because of the significant judgments made by management to estimate the recoverable amount. The assessment of management’s assumptions regarding recoverable amount requires a high degree of auditor judgment, including an increased extent of complexity and the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions regarding recoverable amount included, but were not limited to the following:
–	We tested the effectiveness of the Company’s controls over goodwill impairment evaluation and determination of the recoverable amount with particular focus on the controls over management’s preparation and review of assumptions for future sales growth, operating income, working capital, capital expenditure requirements and method for determining the discount rate used.
–	We evaluated management’s ability to accurately forecast future sales growth and operating income by comparing actual results to management’s historical forecasts, the Company’s historical results, external analyst reports, industry research, peer companies and internal communications to management and the Board of Directors.
–	With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.
Business combinations – Refer to Note E2 in the financial statements
Critical Audit Matter Description
The Company completed the acquisition of Vonage Holdings Corp. for a consideration equivalent of SEK 53.3 billion on July 21, 2022. The Company accounted for the acquisition as a business combination in accordance with IFRS 3, ‘Business Combinations’. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, using the acquisition method, based on their respective fair values at the acquisition date, including Intangible assets of SEK 23.6 billion. Management estimated the fair value of the identified intangible assets by applying different discounted cash flow methods, where the multi-period excess earnings method was applied for customer relationships and relief-from-royalty method for trade names and technology. The identification and fair value determination of the acquired intangible assets required management to make significant estimates and assumptions related to the calculation of fair value, future cash flows and the selection of the discount rate.
    We identified the acquired intangible assets as a critical audit matter because of the significant estimates and assumptions management makes to identify the intangible assets and calculate the fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s forecasts of future estimated cash flows and the selection of the discount rate to arrive at the present value for the intangible assets as of the date of acquisition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the identification and fair value determination of the acquired intangible assets included, but were not limited to the following:
–	We tested the effectiveness of the Company’s controls over the purchase price allocation and identification and valuation of the intangible assets, with particular focus on the controls over management’s preparation and review of assumptions for the calculation of fair value, future cash flows and the selection of the discount rate.
–	We tested the purchase price allocation in order to assess the completeness in the identification of acquired intangible assets.
–	We evaluated management’s ability to accurately forecast future sales growth and operating income by comparing actual results to historical forecasts, historical results, external analyst reports and internal communications to management and the Board of Directors.
–	With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.
Provision related to the alleged DPA breach with U.S Department of Justice – Refer to Note D1 in the financial statements
Critical Audit Matter Description
In December 2019, Ericsson entered into a Deferred Prosecution Agreement (“DPA”) with the US Department of Justice (“DOJ”) to resolve the DOJ’s investigations into Ericsson’s business dealings in certain countries. Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson does not violate the terms of the DPA. In October 2021, the DOJ notified Ericsson of its determination that the Company breached certain obligations under the DPA by failing to provide required information to the DOJ. Further, in March 2022, Ericsson was informed that the DOJ had determined that the Company had breached the DPA by not providing sufficient information regarding its internal investigations into conduct in Iraq in the period from 2011 to 2019.
    In the fourth quarter of 2022, the Company recorded a provision of SEK 2.3 billion in relation to a potential resolution with the DOJ regarding previously announced, non-criminal,
alleged breaches under its 2019 DPA. The provision also includes estimated expenses for

37 Financial Report 2022 | Report of independent registered public accounting firm	Ericsson Annual Report on Form 20-F 2022

the extension of the monitorship by one year to June 2024. As of December 31, 2022 Ericsson had not reached a resolution with the DOJ regarding the alleged breaches.
    We identified the provision for the alleged DPA breaches as a key audit matter due to the significant amount of judgement and assumptions required by management in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a reliable estimate can be made of the amount of the provision, and underlying significant estimation uncertainties are adequately disclosed relating to this matter. This also is due to the fact that no resolution had been reached regarding the alleged breaches and discussions were still ongoing at year-end.
The assessment of management’s assumptions regarding the related disclosures to the provision are complex and requires a high degree of auditor judgment and an increased extent of audit effort.
    In March 2023 Ericsson reached a resolution with the DOJ regarding the alleged breaches bringing the 2019 DPA to an end.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assessment of management’s assumptions regarding the related disclosures for the provision included, but were not limited to the following:
–	We tested the effectiveness of the Company’s controls over management’s assessment and review of the assumptions related to the recorded provision and the related disclosures.
–	We tested the provision in order to assess the adequacy of the related disclosures made around the uncertainties of the provision.
–	We evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.
–	We evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37 including events subsequent to year-end
–	We evaluated management’s position related to the recorded provision by inspecting correspondence and independently validating these assumptions with internal and external legal counsel as it relates to the prior alleged breaches.
–	We evaluated the allegations reporting provided to the Company’s Corporate & Government Investigations team and that these reports have been considered when evaluating the completeness of the provision and the related disclosures.
–	We obtained an understanding around the procedures performed by the Company’s Anti-Bribery and Corruption team.
Deloitte AB
Stockholm, Sweden
March 15, 2023
We have served as the Company’s auditor since 2020.

38 Consolidated financial statements with notes	Ericsson Annual Report on Form 20-F 2022

Consolidated financial statements with notes
Contents

Consolidated financial statements

39	Consolidated income statement

39	Consolidated statement of comprehensive

income (loss)

40	Consolidated balance sheet

41	Consolidated statement of cash flows

42	Consolidated statement of changes in equity

Notes to the consolidated financial statements

45	A	Basis of presentation

45	A1	Significant accounting policies

52	A2	Critical accounting estimates and judgments

55	B	Business and operations

55	B1	Segment information

58	B2	Net sales

58	B3	Expenses by nature

58	B4	Other operating income and expenses

58	B5	Inventories

59	B6	Customer contract related balances

59	B7	Other current receivables

59	B8	Trade payables

59	B9	Other current liabilities

60	C	Long-term assets

60	C1	Intangible assets

62	C2	Property, plant and equipment

63	C3	Leases

64	D	Obligations

64	D1	Provisions

66	D2	Contingent liabilities

66	D3	Assets pledged as collateral

66	D4	Contractual obligations

67	E	Group structure

67	E1	Equity

68	E2	Business combinations

69	E3	Associated companies

70	F	Financial instruments

70	F1	Financial risk management

75	F2	Financial income and expenses

75	F3	Financial assets, non-current

76	F4	Interest-bearing liabilities

77	G	Employee related

77	G1	Post-employment benefits

81	G2	Information regarding members of the Board of Directors and Group management

83	G3	Share-based compensation

88	G4	Employee information

89	H	Other

89	H1	Taxes

90	H2	Earnings per share

90	H3	Statement of cash flows

91	H4	Related party transactions

91	H5	Fees to auditors

92	H6	Events after the reporting period

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	3 9

Consolidated financial statements
Consolidated income statement

January–December, SEK million	Notes	2022	2021	2020
Net sales	B1, B2	271,546	232,314	232,390
Cost of sales		(158,251)	(131,565)	(138,666)
Gross income		113,295	100,749	93,724

Research and development expenses		(47,298)	(42,074)	(39,714)
Selling and administrative expenses		(35,692)	(26,957)	(26,684)
Impairment losses on trade receivables	F1	(40)	(40)	118
Operating expenses		(83,030)	(69,071)	(66,280)

Other operating income	B4	1,231	1,526	1,161
Other operating expenses	B4	(4,493)	(1,164)	(499)
Share in earnings of joint ventures and associated companies	B1, E3	17	(260)	(298)
Earnings before financial items and income tax (EBIT)	B1	27,020	31,780	27,808

Financial income and expenses, net	F2	(2,411)	(2,530)	(596)
Income after financial items		24,609	29,250	27,212

Income tax	H1	(5,497)	(6,270)	(9,589)
Net income		19,112	22,980	17,623
Net income attributable to:
Owners of the Parent Company		18,724	22,694	17,483
Non-controlling interests		388	286	140

Other information
Average number of shares, basic (million)	H2	3,330	3,329	3,323
Earnings per share attributable to owners of the Parent Company, basic (SEK)	H2	5.62	6.82	5.26
Earnings per share attributable to owners of the Parent Company, diluted (SEK)	H2	5.62	6.81	5.26
Consolidated statement of comprehensive income (loss)
January–December, SEK million		2022	2021	2020
Net income		19,112	22,980	17,623
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans including asset ceiling		10,669	3,537	(4,618)
Revaluation of borrowings due to change in credit risk		1,030	31	99
Cash flow hedge reserve
Gains/losses arising during the period		3,703	—	—
Transfer to goodwill		(3,677)	—	—
Tax on items that will not be reclassified to profit or loss		(3,067)	(682)	880

Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period		(701)	(542)	136
Reclassification adjustments on gains/losses included in profit or loss		280	(96)	281
Translation reserves
Changes in translation reserves		7,130	3,342	(5,376)
Reclassification to profit and loss		(85)	46	124
Share of other comprehensive income of JV and associated companies		49	28	(81)
Tax on items that have been or may be reclassified to profit or loss		87	126	(86)
Other comprehensive income (loss), net of tax		15,418	5,790	(8,641)
Total comprehensive income		34,530	28,770	8,982

Total comprehensive income attributable to:
Owners of the Parent Company		34,274	28,694	8,787
Non-controlling interests		256	76	195

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	40

Consolidated balance sheet

SEK million	Notes	Dec 31 2022	Dec 31 2021
Assets
Non-current assets
Intangible assets	C1
Capitalized development expenses		3,705	3,528
Goodwill		84,570	38,204
Customer relationships, IPRs and other intangible assets		26,340	3,830

Property, plant and equipment	C2	14,236	13,580

Right-of-use assets	C3	7,870	7,948

Financial assets
Equity in joint ventures and associated companies	E3	1,127	941
Other investments in shares and participations	F3	2,074	2,258
Customer finance, non-current	B6, F1	415	568
Interest-bearing securities, non-current	F1, F3	9,164	30,626
Other financial assets, non-current	F3	6,839	6,217
Deferred tax assets	H1	19,394	23,109
		175,734	130,809
Current assets
Inventories	B5	45,846	35,164
Contract assets	B6, F1	9,843	10,506
Trade receivables	B6, F1	48,413	45,399
Customer finance, current	B6, F1	4,955	2,719
Current tax assets		7,973	6,379
Other current receivables	B7	9,688	7,656
Interest-bearing securities, current	F1	8,736	12,932
Cash and cash equivalents	H3	38,349	54,050
		173,803	174,805
Total assets		349,537	305,614

Equity and liabilities
Equity
Capital stock	E1	16,672	16,672
Additional paid in capital	E1	24,731	24,731
Other reserves	E1	8,201	454
Retained earnings	E1	85,210	66,918
Equity attributable to owners of the Parent Company	E1	134,814	108,775

Non-controlling interests	E1	(1,510)	(1,676)
		133,304	107,099
Non-current liabilities
Post-employment benefits	G1	27,361	36,050
Provisions, non-current	D1	3,959	3,722
Deferred tax liabilities	H1	4,784	884
Borrowings, non-current	F4	26,946	22,241
Lease liabilities, non-current	C3	6,818	7,079
Other non-current liabilities		745	1,587
		70,613	71,563
Current liabilities
Provisions, current	D1	7,629	5,782
Borrowings, current	F4	5,984	9,590
Lease liabilities, current	C3	2,486	2,224
Contract liabilities	B6	42,251	32,834
Trade payables	B8	38,437	35,684
Current tax liabilities		2,640	2,917
Other current liabilities	B9	46,193	37,921
		145,620	126,952
Total equity and liabilities		349,537	305,614

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	41

Consolidated statement of cash flows

January–December, SEK million	Notes	2022	2021	2020

Operating activities

Net income		19,112	22,980	17,623

Adjustments to reconcile net income to cash	H3	17,638	17,143	19,931

		36,750	40,123	37,554

Changes in operating net assets

Inventories		(7,740)	(5,565)	384

Customer finance, current and non-current		(1,732)	34	370

Trade receivables and contract assets		4,766	1,551	(3,185)

Trade payables		(1,995)	1,385	4,303

Provisions and post-employment benefits		2,339	(118)	(2,669)

Contract liabilities		5,794	4,014	(560)

Other operating assets and liabilities, net		(813)	2,701	(2,280)

		619	4,002	(3,637)

Interest received		344	8	763

Interest paid		(1,250)	(974)	(1,434)

Taxes paid		(5,600)	(4,094)	(4,313)

Cash flow from operating activities		30,863	39,065	28,933

Investing activities

Investments in property, plant and equipment	C2	(4,477)	(3,663)	(4,493)

Sales of property, plant and equipment		249	115	254

Acquisitions of subsidiaries and other operations	H3, E2	(51,995)	(389)	(9,657)

Divestments of subsidiaries and other operations	H3, E2	307	448	59

Product development	C1	(1,720)	(962)	(817)

Purchase of interest-bearing securities		(13,582)	(35,415)	(13,637)

Sale of interest-bearing securities		40,541	20,114	12,289

Other investing activities		(3,720)	(131)	801

Cash flow from investing activities		(34,397)	(19,883)	(15,201)

Financing activities

Proceeds from issuance of borrowings	F4	10,755	7,882	3,219

Repayment of borrowings	F4	(16,029)	(5,791)	(9,031)

Sale of own shares		—	42	163

Dividends paid		(8,415)	(6,889)	(5,996)

Repayment of lease liabilities	F4	(2,593)	(2,368)	(2,417)

Other financing activities		352	(2,183)	1,570

Cash flow from financing activities		(15,930)	(9,307)	(12,492)

Effect of exchange rate changes on cash		3,763	563	(2,707)

Net change in cash and cash equivalents		(15,701)	10,438	(1,467)

Cash and cash equivalents, beginning of period		54,050	43,612	45,079

Cash and cash equivalents, end of period	H3	38,349	54,050	43,612

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	42

Consolidated statement of changes in equity
Equity and Other comprehensive income (loss)
2022

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2022	16,672	24,731	454	66,918	108,775	(1,676)	107,099

Net income	—	—	—	18,724	18,724	388	19,112

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	10,654	10,654	15	10,669

Revaluation of borrowings due to change in credit risk	—	—	1,030	—	1,030	—	1,030

Cash flow hedge reserve

Gains/losses arising during the period	—	—	3,703	—	3,703	—	3,703

Transfer to goodwill	—	—	(3,677)	—	(3,677)	—	(3,677)

Tax on items that will not be reclassified to profit or loss	—	—	(970)	(2,093)	(3,063)	(4)	(3,067)

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	(701)	—	(701)	—	(701)

Reclassification to profit and loss	—	—	280	—	280	—	280

Translation reserves 1)

Changes in translation reserves	—	—	7,273	—	7,273	(143)	7,130

Reclassification to profit and loss	—	—	(85)	—	(85)	—	(85)

Share of other comprehensive income of JV and associated companies	—	—	49	—	49	—	49

Tax on items that have been or may be reclassified to profit or loss	—	—	87	—	87	—	87

Other comprehensive income (loss), net of tax	—	—	6,989	8,561	15,550	(132)	15,418

Total comprehensive income	—	—	6,989	27,285	34,274	256	34,530

Transfer to retained earnings	—	—	758	(758)	—	—	—

Transactions with owners

Long-term variable compensation plans	—	—	—	89	89	—	89

Dividends paid 2)	—	—	—	(8,325)	(8,325)	(90)	(8,415)

Transactions with non-controlling interest	—	—	—	1	1	—	1

December 31, 2022	16,672	24,731	8,201	85,210	134,814	(1,510)	133,304

1)	Changes in translation reserves include changes regarding revaluation of goodwill in local currency of SEK 5,070 million (SEK 2,646 million in 2021 and SEK -3,359 million in 2020).
2)	Dividends paid per share amounted to SEK 2.50 (SEK 2.00 in 2021 and SEK 1.50 in 2020).

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	43

Equity and Other comprehensive income (loss)
2021

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2021	16,672	24,731	(2,689)	47,960	86,674	(1,497)	85,177

Net income	—	—	—	22,694	22,694	286	22,980

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	3,532	3,532	5	3,537

Revaluation of borrowings due to change in credit risk	—	—	31	—	31	—	31

Tax on items that will not be reclassified to profit or loss	—	—	(6)	(675)	(681)	(1)	(682)

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	(542)	—	(542)	—	(542)

Reclassification to profit and loss	—	—	(96)	—	(96)	—	(96)

Translation reserves

Changes in translation reserves	—	—	3,556	—	3,556	(214)	3,342

Reclassification to profit and loss	—	—	46	—	46	—	46

Share of other comprehensive income of JV and associated companies	—	—	28	—	28	—	28

Tax on items that have been or may be reclassified to profit or loss	—	—	126	—	126	—	126

Other comprehensive income (loss), net of tax	—	—	3,143	2,857	6,000	(210)	5,790

Total comprehensive income	—	—	3,143	25,551	28,694	76	28,770

Transactions with owners

Sale of own shares	—	—	—	42	42	—	42

Long-term variable compensation plans	—	—	—	93	93	—	93

Dividends paid	—	—	—	(6,658)	(6,658)	(231)	(6,889)

Transactions with non-controlling interest	—	—	—	(70)	(70)	(24)	(94)

December 31, 2021	16,672	24,731	454	66,918	108,775	(1,676)	107,099

Ericsson Annual Report on Form 20-F 2022	Consolidated financial statements	4 4

Equity and Other comprehensive income (loss)
2020

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interests	Total equity

January 1, 2020	16,672	24,731	2,292	38,864	82,559	(681)	81,878

Net income	—	—	—	17,483	17,483	140	17,623

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans including asset ceiling	—	—	—	(4,614)	(4,614)	(4)	(4,618)

Revaluation of borrowings due to change in credit risk	—	—	99	—	99	—	99

Tax on items that will not be reclassified to profit or loss	—	—	(20)	899	879	1	880

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	—	—	136	—	136	—	136

Reclassification to profit and loss	—	—	281	—	281	—	281

Translation reserves

Changes in translation reserves	—	—	(5,434)	—	(5,434)	58	(5,376)

Reclassification to profit and loss	—	—	124	—	124	—	124

Share of other comprehensive income of JV and associated companies	—	—	(81)	—	(81)	—	(81)

Tax on items that have been or may be reclassified to profit or loss	—	—	(86)	—	(86)	—	(86)

Other comprehensive income (loss), net of tax	—	—	(4,981)	(3,715)	(8,696)	55	(8,641)

Total comprehensive income (loss)	—	—	(4,981)	13,768	8,787	195	8,982

Transactions with owners

Sale of own shares	—	—	—	163	163	—	163

Long-term variable compensation plans	—	—	—	150	150	—	150

Dividends paid	—	—	—	(4,985)	(4,985)	(1,011)	(5,996)

December 31, 2020	16,672	24,731	(2,689)	47,960	86,674	(1,497)	85,177

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	4 5

Notes to the consolidated financial statements
Section A – Basis of presentation

Significant accounting policies
Basis of presentation
Introduction
The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21,
SE-164
83 Stockholm. Ericsson supplies communication infrastructure, services and software to the telecom industry and other sectors.
The consolidated financial statements for the year ended December 31, 2022, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, and as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2022, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2022). There is no difference between IFRS effective as per December 31, 2022, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.
The financial statements were approved by the Board of Directors on March
7
, 2023. The financial statements are subject to approval by the Annual General Meeting of shareholders.
Disclosure about new standards and amendments applied as from January 1, 2022, can be found in the end of this note.
The preparations for the adoption of new standards and interpretations not adopted in 2022 are disclosed at the end of this note, see heading Other.
Basis of presentation
The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a going concern and historical cost basis, except for certain financial assets and liabilities that are stated at fair value: financial instruments classified as fair value through profit and loss (FVTPL), financial instruments classified as fair value through other comprehensive income (FVOCI) and plan assets related to defined benefit pension plans. Assets acquired under business combinations are fair valued at initial recognition. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years. For the consolidated balance sheet, financial information with related notes is presented with one comparison year.
Basis of consolidation and composition of the Group
The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.
Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktie-bolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.
Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
The Company is comprised of the parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.
Foreign currency remeasurement and translation
Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end
exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. An exception applies to intercompany loans regarded as part of net investment in foreign operations, whereby the foreign exchange gains and losses on translation shall be recognised in Other Comprehensive Income (OCI) on consolidation until the intercompany loan is repaid or written off, at which time the cumulative OCI amount is reclassified to the income statement.
Changes in the fair value of monetary securities denominated in foreign currency classified as fair value through other comprehensive income (FVOCI) are allocated between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in Other Comprehensive Income (OCI).
Foreign currency exchange effect is presented as a net item within Financial income and expenses, reported separately from other financial income and expenses items as this reflects the way the Company manages its foreign exchange risks on a net basis.
Translations of Group companies
The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
Period income and expenses for each income statement are translated at period average exchange rates.
All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	4 6

Note A1, cont’d.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.
The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.
Business and operations
For further disclosure, see the notes under section B.
Revenue recognition
The following paragraphs describe the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The majority of Ericsson’s business is for the sale of standard products and services.
Standard products and services
Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.
Revenue for standard products is recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site.
Standard product software is sold as an
on-premises
software license that provides a right to use the software as it exists when made available to the customer. Software licenses may be provided to the customer at a point in time, activated or ready to be activated by the customer at a later stage, therefore revenue is recognized when customer obtains control of the software.
Software licenses are also sold on a
when-and-if
available basis or delivered to the customer network over a period of time. In such cases, the customer is billed on a subscription basis, and revenue is recognized over time. For software revenue based on usage the revenue is recognized upon usage measurement and right to invoice. Revenue for installation and integration services is recognized upon completion of the service. Costs incurred in delivering standard products and services are recognized as costs of sales when the related revenue is recognized in the Income statement. Costs incurred relating to performance obligations not yet fully delivered are recognized as Inventories.
Transaction prices under these contracts are usually fixed, and mostly billed upon delivery of the hardware or software, or completion of installation services. A proportion of the transaction price may be billed upon formal acceptance of the related installation services, which will result in a contract asset for the proportion of the transaction price that is not yet billed. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements are agreed separately with some customers where payment terms exceed 179 days.
Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, pro-rata
over time. Costs incurred in delivering recurring services are recognized as cost of sales as they are incurred. Transaction prices under these contracts are billed over time, often on a quarterly basis. Transaction price for managed services contract may include variable consideration that is estimated based on performance and prior experience with the customer. Amounts billed are normally subject to payments terms within 60 days from invoice date. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears. Contracts for standard products and services apply to all segments.
Enterprise solutions
Enterprise solutions comprise mainly of software platform solutions, delivered as-a-service
through a cloud delivery model. These are generally sold as subscription contracts with revenue recognized pro-rata
over time or on a usage basis.
Cloud services allow the customer to use hosted software over the contract period without taking possession of the software. Cloud services are highly integrated with the software and the individual components are not considered distinct, hence all revenue is recognized in the period these services are provided. Contract duration ranges from one month to 5 years. Where equipment is supplied, lease assessment is performed. In most cases, no lease arrangement is identified. Cost of equipment is expensed as cost of sales over the contract period. Costs relating to services delivered are recognized as cost of sales when incurred.
Revenue for fixed fee is recognized on a
pro-rata
basis over the contract duration. Revenue for fees based on usage is recognized when usage occurs.
Services sold through wholesalers or distributors are assessed for principal or agent relationship. Wholesalers are treated as agents for services that are activated upon delivery of equipment to the end users since the Company still has the primary responsibility to the customers for providing the services, hence revenue (in the gross amount) is recognized ratably from activation until the end of the contract. In some cases within the communication application platform interfaces (‘API’) business, wholesalers are viewed both as our customers and suppliers, hence revenue and costs of sales are accounted for on a gross basis when usage by the end customer occurs.
For fixed fee contracts, billing is typically in advance, resulting in contract liability. For usage based contracts, billing is in arrears, resulting in a receivable. Typical credit term is 30 to 45 days.
This type of business applies to the Enterprise segment.
Intellectual Property Rights (IPR)
This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access the Company’s intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occur.
The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time. Amounts billed are normally subject to payments terms within 60 days from invoice date.
As described in note B1 “Segment Information”, revenue from IPR licensing contracts are allocated to the segments Networks and Cloud Software and Services.
Customer contract related balances
Trade receivables include amounts that are billed in accordance with customer contract terms and amounts that the Company has an unconditional right to, with only passage of time before the amounts can be billed in accordance with the customer contract terms.
Customer finance credits arise from credit terms exceeding 179 days in the customer contract or a separate financing agreement signed with the customer. Customer finance is a class of financial assets that is managed separately from receivables. See note F1 “Financial risk management,” for further information on credit risk management of trade receivables and customer finance credits.
Where significant financing is provided to the customer, revenue is adjusted to reflect the impact of the financing transaction. These transactions could arise from the customer finance credits above if the contracted interest rate is below the market rate or through implied financing transactions due to payment terms of more than one year from the date of transfer of control. The Company has elected to use the practical expedient not to adjust revenue for transactions with payment terms, measured from the date of transfer of control, of one year or less.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	4 7

Note A1, cont’d.

Contract asset is unbilled sales amount relating to performance obligation that has been satisfied under customer contract but is conditional on terms other than only the passage of time before payment of the consideration is due.
Contract liability relates to amounts that are paid by or due from customers for which performance obligations are unsatisfied or partially satisfied. Advances from customers are also included in the contract liability balance.
Deferred sales commissions
The Company has various incremental commission costs for internal sales personnel and channel partners that relate to the acquisition of customer contracts in the Enterprise segment. These costs are capitalized as deferred contract acquisition costs (within Other non-current
and Other current assets) and amortized on a straight-line basis to selling and administrative expenses over the contract period. The Company expenses sales commissions for commission plans related to customer arrangements with a duration of one year or less. The Company periodically assesses for changes in its business or market conditions which would indicate that its amortization period shall be changed or if there are potential indicators of impairment.
Segment reporting
The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note. An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the CEO is defined as the CODM function in the Company.
The Company’s segment disclosure about geographical areas is based on the country in which transfer of control of products and services occur. For further information, see note B1 “Segment information.”
Inventories
Inventories are measured at the lower of cost or net realizable value and using cost formula first-in,
first-out
(FIFO) related to the Company’s owned production and weighted average cost formula for externally purchased components and raw materials within the Company’s production units. The cost of inventories related to work in progress is measured at its individual costs.
Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.
A significant part of inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are initially recognized as CWIP (see Revenue recognition policy). When the related revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.
In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Long-term assets
For further disclosure, see the notes under section C.
Goodwill
As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.
An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after-tax
amounts in calculation, both in
relation to cash flows and discount rate is applied because available models for calculating discount rate include a tax component. The effect of after-tax
discount rates applied by the Company is not materially different from a discounting based on before-tax
future cash flows and
before-tax
discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.
Additional disclosure is required in relation to goodwill impairment testing: see note A2 “Critical accounting estimates and judgments” and note C1 “Intangible assets.”
Intangible assets other than goodwill
Intangible assets other than goodwill comprises intangible assets acquired through business combination in order of materiality they are customer relationships, technology (patents), trademarks and software. In addition there are capitalized development expenses and separately acquired intangibles assets, mainly consisting of software. At initial recognition, acquired intangible assets relating to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at the initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.
Costs incurred for the development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to the income statement as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years. Amortization of capitalized development expenses is made according to the straight-line method over their useful lives, which is normally three years.
The Company has not recognized any intangible assets with indefinite useful life other than goodwill.
Impairment tests are performed when there is an indication of impairment. Tests are performed in the same way as for goodwill but on an asset level, see above. However, intangible assets not yet available for use are tested annually for impairment.
Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.
In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Property, plant, and equipment
Property, plant, and equipment consist of real estate, machinery and other technical assets, other equipment, tools and installations, and construction in progress. They are stated at cost less accumulated depreciation and any impairment losses.
Depreciation is charged to the income statement, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.
For each item of property, plant and equipment, the Company recognizes separate components based on 1) physical component, and 2) a non-physical
component that represents a major inspection of overhaul. The Company

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	4 8

Note A1, cont’d.

recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.
Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.
Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.
Leases
The main types of assets leased by the Company are, in the order of materiality, real estate, and vehicles and
IT-equipment.
Vehicles are mainly used under service contracts.
Leases when the Company is the lessee
The Company recognizes
right-of-use
assets and lease liabilities arising from all leases in the balance sheet, with some exceptions of low value assets. This model reflects that, at the start of a lease, the lessee always obtains the right to control an asset for a period of time and has an obligation to pay for that right. In the assessment of a lease contract the lease components are separated from non-lease
components. The lease term is defined based on the contract lease term and when reasonably certain estimated extension or termination options are included. The average remaining lease term for real estate contracts is around five years. For lease extensions not included in the lease liability there can be multiple options for different periods (overlapping) and they can have different stipulations for how the various options can be applied to be valid (limitations on size/scope) that must be maintained for extension. As a result, the future payments for these lease extensions are not known.
At commencement date the lease liabilities are measured at the present value of the lease payments not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The incremental borrowing rate is calculated considering interest swap rates, the creditworthiness of the entity that signs the lease and an adjustment for the asset being collateralized. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate and penalties for termination of contracts.
After the commencement date, the amount of lease liabilities is measured on an amortized cost basis using the effective interest method where the lease liabilities increase related to the accrued interest and decrease due to lease payments made. In addition, the lease liability is remeasured if there is a modification, a change in the lease term or a change in the future lease payments resulting from a change in an index or rate used to determine such lease payments.
At commencement date the
right-of-use
assets are measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs and restoration costs.
After commencement date the
right-of-use
assets are measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liabilities. The right-of-use
asset is depreciated over the lease term straight-line. Impairment of right-of-use
assets follows IAS 36 “Impairment of Assets.” When there is impairment the asset value shall be written down to its recoverable amount.
The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low value and recognizes the lease payments for those leases as an expense on a straight-line basis over the lease term. The interest expense on lease liabilities in the income statement is presented as a component of finance costs separate from the depreciation charges for right-of-use
assets. In the statement of cash flows, cash payments related to the amortization of the lease liabilities are reported within financing activities. Interest payments, payments for short-term leases, low-value
assets and variable lease expenses not included in the measurement of the lease liability are reported within operating activities. For more information regarding leases, see note C3 “Leases.”
Leases when the Company is the lessor
Lease contracts with the Company as lessor are classified as finance leases when substantially all of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases revenue as well as depreciation is recognized on a straight-line basis over the lease term. When the Company acts as a lessor it is mainly in relation to real estate sublease, financing and operating.
Obligations
For further disclosure, see the notes under section D.
Provisions and Contingent Liabilities
Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, the estimated cash flows are discounted to present value. However, the actual outflows as a result of the obligations may differ from such estimates.
Provisions mainly relate to restructuring, customer and supplier-related provisions, warranty commitments and other obligations, cash-settled share-based payments, claims or obligations as a result of patent infringement, and other litigations.
A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company has a constructive obligation and can reliably estimate the related liabilities. The estimate is based on the Company’s expected expenditure to settle the obligation and is adjusted when changes to the expenditure is known.
Customer-related provisions mainly consist of estimated losses on onerous contracts. For losses on customer contracts, a provision equal to the total estimated loss is recorded immediately when a loss from a contract is probable and can be estimated reliably. The loss is calculated based upon the lower of the unavoidable costs to fulfill a contract and the exit penalty. The unavoidable cost includes both the incremental and allocated costs to fulfill the contract.
Supplier-related provisions relate to contractual obligations, mostly relating to inventory, which has been assessed to be at risk for obsolescence based on the business forecast. Based on a risk assessment a provision equal to the best estimate of the expected obsolescence relating to the contractual commitments is provided for.
Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.
Share-based payment provision relates to cash-settled share-based programs. Refer to the accounting policy under “Cash-settled plans.”
Other provisions relate mainly to litigations and other provisions which do not fall within the defined categories. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate. The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and the Company’s monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.
In the ordinary course of business, the Company is subject to proceedings, lawsuits, and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen, and the amount can be reasonably estimated based on a detailed analysis of each individual issue.
Present or possible obligations which do not meet the provision recognition criteria are reported as contingent liabilities. For further detailed information,

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	4 9

Note A1, cont’d.

see note D2 “Contingent liabilities.” In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Group structure
For further disclosure, see the notes under section E.
Business combinations
At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities, and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example, intangible assets such as customer relations, brands, patents, and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling
interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.
In case there is a put option for a
non-controlling
interest in a subsidiary a corresponding financial liability is recognized.
Non-controlling
interests
The Company treats transactions with
non-controlling
interests as transactions with equity owners of the Company. For purchases from non-controlling
interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling
interests are also recorded in equity.
At acquisition, the Company chooses on an
acquisition-by-acquisition
basis to measure the
non-controlling
interest in the acquiree either at fair value or at the
non-controlling
interest’s proportionate share of the acquiree’s net assets.
Joint ventures and associated companies
Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in the joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. Any change in other comprehensive income of joint ventures and associated companies are presented as part of other comprehensive income. If the Company’s interest in an associated company is nil, the Company does not, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.
Investments in associated companies is when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.
The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in EBIT. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Income tax,” in the income statement.
Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Shares in earnings of joint ventures and associated companies are included in consolidated equity since they are undistributed. They are reported in retained earnings in the balance sheet.
Impairment testing, as well as recognition or reversal of impairment of investments in each joint venture and associated company, is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill.”
When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.
Financial instruments and risk management
For further disclosure, see the notes under section F. Plan assets under IAS 19 are excluded from the financial risk management policy and financial instruments disclosures in section F.
Financial assets
Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial securities are recognized on the settlement date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.
The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the cash flow characteristics of the asset and the business model in which it is held.
Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.
The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated using observable inputs such as market prices for implied volatility, foreign exchange and interest rates. Where there are no observable market data, fair values are calculated using other inputs such as data from transactions, external evidence on exit price or other analytical techniques.
Financial assets at amortized cost
Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances. Interest income and gains and losses from financial assets at amortized cost are recognized in financial income. Interest bearing assets, including cash equivalents, held with the objective to collect contractual cash flows, are classified as amortized cost assets.
Financial assets at fair value through other comprehensive income (FVOCI)
Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses which are recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement. Trade receivables are classified as FVOCI because the business model is primarily to collect, with occasional sales.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	50

Note A1, cont’d.

Financial assets at fair value through profit or loss (FVTPL)
All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. Derivatives are classified as FVTPL, unless they are designated as hedging instruments for the purpose of hedge accounting. Derivatives assets and liabilities are offset where there is legally enforceable right to set-off,
and the Company settles on a net basis with the counterparties. Derivatives assets and liabilities (after offset) are classified as current and non-current
based on the maturity of the contract, unless they are intended and expected to be settled within 12 months.
Interest-bearing assets including cash collaterals paid in the Parent Company are classified as FVTPL as they are either held in a portfolio managed on a fair value basis or held for short term liquidity purposes. Customer finance receivables are classified as FVTPL because they are primarily held for sale. These assets are presented on the balance sheet based on their maturity date (i.e., those with a maturity longer than one year are presented as non-current).
Investments in shares and participations are classified as FVTPL and presented as non-current
financial assets.
Gains or losses arising from changes in the fair values of investment in shares and participations are presented in the income statement within other operating income. Gains and losses on derivatives are presented in the income statement as follows. Gains and losses on derivatives used to hedge foreign exchange risks are presented within net foreign exchange gains and losses. Gains and losses on interest rate derivatives used to hedge financial assets and liabilities are presented in financial income and financial expense, respectively. Gains and losses on revaluation of customer financing receivables are presented in the income statement as selling expenses. Gains and losses arising from changes in the fair values of all other assets in the FVTPL category are presented in the income statement within financial income.
Dividends on equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.
Impairment in relation to financial assets
At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). ECLs are the differences between all contractual cash flows that are due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. The Company adopts a simplified approach for trade receivables and contract assets whereby allowances are always equal to lifetime ECL. The Company has established a provision matrix based on historical credit loss experience, which has been adjusted for current conditions and expectations of future economic conditions. The losses are recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.
Other amortized costs assets are mainly investment grade assets deemed to be low risk hence credit risk is assumed not to have increased significantly since initial recognition. If the Company identifies evidence of significant change in credit risk on the assets, lifetime ECL is used to calculate allowance on the asset. Default is deemed if the asset is more than 90 days past due, after which lifetime ECL is also used to calculate allowance on the asset.
Financial liabilities
Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.
Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired.
Borrowings
Borrowings issued by the Parent Company are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in financial expense, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income.
Borrowings not issued by the Parent Company and cash collaterals received are classified as amortized cost liabilities. They are initially recognized at fair value, net of transaction costs incurred. These borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are presented as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Invoices sold to banks under the Company’s supply chain financing program continue to be recognized as trade payables as there is no significant change in the nature and function of the liabilities.
Cash flow hedge accounting
The Company has the following recurring hedge programs:
a)
Certain customer contracts where a fluctuation in the USD/SEK foreign exchange (FX) rate would significantly impact net sales. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time.

b)	Highly probable forecasted sales denominated in USD in Ericsson AB (‘EAB) for the next 7 to 18 months are hedged on a monthly rolling basis.
For both programs, the Company enters into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates these as hedging instruments.
At inception, the Company documents the economic relationship between the hedged item and hedging instrument. For FX hedges, the hedge ratio is usually 1:1. The Company designates changes in forward rates as the hedged risk. When applying hedge accounting, the effective portion of changes in the fair value of derivatives that is designated and qualifies as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in Financial income and expenses, net. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released in the OCI as a reclassification adjustment and recognized in net sales.
In addition to the recurring hedge programs, cash flow hedge is also designated for certain highly probable acquisition expected to be transacted in foreign currencies. FX derivatives are used as hedging instruments, at a hedge ratio of 1:1. The Company designates changes in forward rates as the hedged risks. The accounting is similar to that described for the cash flow hedge above, except that upon recognition of the hedged acquisition, the cumulative amount in the cash flow hedge reserve is released and recognized as a basis adjustment to the goodwill.
Employee related
For further disclosure, see the notes under section G.
Post-employment benefits
Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.
Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.
The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market for such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions that are updated annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	51

Note A1, cont’d.

differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes and changes in the discount rate. Actuarial gains and losses and gains and losses from remeasurement of plan assets are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan, referred to as ‘asset ceiling’.
Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. Current service cost relating to employee service is recognized in the profit and loss in the period. Past service cost relating to plan amendments or curtailment is recognized immediately in the period it occurs. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.
Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.
In note A2, “Critical accounting estimates and judgments” further disclosure is presented in relation to key sources of estimation uncertainty.
Share-based compensation to employees and the Board of Directors
Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.
Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of the services received under the plans. For share-settled plans, a corresponding increase in equity shall be recognized.
As from 2017 the granted share-based programs are cash-settled, except for programs for the Executive Team. Those programs are share-settled.
Share-settled plans
Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relate to the development of the Parent Company’s share price in relation to a group of reference shares. All plans have service conditions and some of them have performance or market conditions.
For share-settled plans, a corresponding increase in equity shall be recognized. The reason for this IFRS accounting principle is that compensation cost for a share-settled program is a cost with no direct cash flow impact.
For further detailed information, see note G3 “Share-based compensation.”
Cash-settled plans
The total compensation expense for a cash-settled plan is equal to the payments made to the employees at the date of the end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period, and accounted for as a provision. Otherwise the accounting is similar to a share-settled plan.
For further detailed information, see note G3 “Share-based compensation.”
Compensation to the Board of Directors
Since 2008, the annual general shareholders meeting of the Parent Company has each year resolved that the Board members shall be able to choose to receive part of the Board remuneration in the form of synthetic shares. The program gives non-employee
Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in note G3, “Share-based compensation.” The cost for cash-settlements is measured and recognized based on the estimated costs for the program on a pro-rata
basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.
Other
For further disclosure, see the notes under section H.
Income taxes
Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.
Current income tax is measured at the tax rate that is expected to be applied based on the tax laws that have been enacted or substantially enacted for the reporting period in the corresponding jurisdiction.
Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values for unused tax loss carry-forwards and for unused tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, tax loss carry-forwards and tax credits can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI. As prescribed in IFRIC 23, only uncertainty over income tax treatment is considered if and when recognizing and measuring income tax items in the financial statements.
The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses and/ or tax credits in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.
In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
Earnings per share
Basic earnings per share are calculated by dividing net income attributable to owners of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury shares) during the year.
Diluted earnings per share are calculated by dividing net income attributable to owners of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.
Statement of cash flows
The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively. Movements in cash collaterals received and bank borrowings less than 3 months (used for short term liquidity purposes) are presented net within “Other financing activities”.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	52

Note A1, cont’d.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.
Government grants
Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Government grants received are mainly recognized in the consolidated income statement as a deduction against the related expense.
New accounting standards and interpretations
On January 1, 2022, the following amendments issued by the IASB were adopted with no material impact on the results and financial position of the Company.

–	IAS 16: Property, Plant and Equipment (PP&E) – Proceeds before Intended Use

–	IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

–	Annual Improvements to IFRS Standards 2018–2020

–	IFRS 3: Reference to the Conceptual Framework
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2022 and have not been applied in preparing these consolidated financial statements.
The IASB has issued the following new standard with effective date January 1, 2023:

–
IFRS 17 Insurance contracts (including the June 2020 and December 2021 amendments to IFRS 17, which establishes principles for the recognition, measurements, presentation and disclosure of insurance contracts.)

The IASB has also issued the following amendments with effective date January 1, 2023:

–	Amendments to IAS 1 Presentation of financial statements – Classification of liabilities as current or non-current

–	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting policies

–	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

–	Amendments to IAS 12 Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
The Company has finalized the evaluation of any impact on financial results or position from this standard and these amendments and concluded that they will not have a material impact on the results and financial position of the Company.

Critical accounting estimates and judgments
The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.
The information in this note is grouped as per:

–	Key sources of estimation uncertainty

–	Judgments management has made in the process of applying the Company’s accounting policies.
Revenue recognition
Key sources of estimation uncertainty
The Company uses estimates and judgments in determining the amount and timing of revenue particularly when determining the transaction price and its allocation to performance obligations identified under the contract.
Transaction price may consist of variable elements such as discounts, performance related price and contract penalties. Transaction price, including variable considerations, is estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer. This includes assessment of price concession based on latest available information on contract negotiations that could have retrospective impact on prices for products and services already ordered or delivered.
Revenue is allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. These estimates comprised of prices set for similar customers and circumstances, adjusted to reflect appropriate profit margins for the market. Estimates are used to determine discounts that relate specifically to each performance obligation, thus impacting the stand-alone selling price.
Judgments made in relation to accounting policies applied
Management applies judgment when assessing the customer’s ability and intention to pay in a contract. The assessment is based on the latest customer credit standing and the customer’s past payment history. This assessment may change during the contract execution, and if there is evidence of deterioration in the customer’s ability or intention to pay, then no further revenue shall be recognized until the collectability criteria is met. Conversely, this assessment may also change favorably over time, upon which revenue shall now be recognized on a contract that did not initially meet the collectability criteria.
Management also applies judgment in assessing criteria for contract combination. Master purchase agreement can cover a number of different businesses with the same customer and judgment is applied to assess if prices relating to the different businesses are highly dependent, in which case, contracts relating to such businesses shall be combined and the total transaction price allocated to each performance obligation based on estimated stand-alone selling prices. Judgment can also be applied on contract amendments related to prior performance obligations, in which case, the judgment is related to assess if part of the transaction price shall be applied retrospectively.
Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. Judgment may be applied in determining whether risk and rewards have been transferred to the customer and whether the customer has accepted the products. Often all indicators of transfer of control are assessed together and an overall judgment formed as to when transfer of control has occurred in a customer contract.
Impairment allowance on receivables and contract assets Key sources of estimation uncertainty
The Company monitors the financial stability of its customers, the environments in which they operate and historical credit losses. This is combined with expectations of future economic conditions to calculate expected credit losses (ECLs). ECLs on trade receivables and contract assets are assessed using a provision matrix based on days past due for groupings of customers that have historically had similar loss patterns. The amount of ECLs is sensitive to changes in the circumstances of our customers and the environments in which they operate as well as management’s expectations of future economic conditions. Actual credit losses may be higher or lower than expected, therefore

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 3

Note A2, cont’d.

are regularly monitored to ensure the provision matrix is updated if required. Management review of current and future conditions is based on latest observable economic updates and our internal assessment of the potential impact on our customers. Total allowances for expected credit losses as of December 31, 2022 were SEK 2.5 (2.4) billion or 4% (4%) of gross trade receivables and contract assets. For further detailed information see note F1 “Financial risk management”.
Customer financing receivables are valued at fair value on an individual basis. When market pricing is not available, an internal valuation model is applied considering external credit rating, political and commercial risks and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment.
Inventory valuation
Key sources of estimation uncertainty
Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2022, amounted to SEK 5.7 (3.6) billion or 11% (9%) of gross inventory. For further detailed information, see note B5 “Inventories.”
Acquired customer relationships, intellectual property rights and other intangible assets, including goodwill
Key sources of estimation uncertainty
At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition, goodwill impairment testing is performed once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Impairment losses for intangible assets and goodwill amounted to SEK -0.1 (-0.3) billion for 2022.
At December 31, 2022, the carrying amount of acquired intangible assets amounted to SEK 110.9 (42.0) billion, including goodwill of SEK 84.6 (38.2) billion.
For further discussion on goodwill, see note A1 “Significant accounting policies.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see note C1 “Intangible assets.”
Judgments made in relation to accounting policies applied
At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators.
Management judgment is required for the purchase price allocation. For example when determining the fair values of acquired intangible assets. Judgment is also required in the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.
Leases
Key sources of estimation uncertainty
Estimation uncertainty exists due to possible future changes in business operations, which may impact the actual lease term of a contract. For example, an early break due to business downturn. The determination of the rates at which the lease liabilities are discounted is another uncertainty and this affects the lease liability and interest expense. This rate determines the discounting of lease liabilities and right-of-use
assets recognized in the statement of financial position, as well as the split between interest expense and depreciation recognized in the income statement over the lease term. For more information, see note C3 “Leases.”
Judgments made in relation to accounting policies applied
At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the
right-of-use
assets. The Group estimates its incremental borrowing rate to measure lease liabilities at the present value of lease payments as the interest rate implicit in the lease is not readily determinable. An incremental borrowing rate is used in discounting of the lease liabilities and requires judgment to reflect the rate of interest that would have to be paid to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment.
Provisions and contingent liabilities
Key sources of estimation uncertainty
The key sources of estimation uncertainty relating to provisions are the assessment of the probability of outflow as well as whether a reliable estimate can be made.
Supplier-related provisions require a reliable business forecast to estimate the expected usage of the committed inventory purchases. Therefore, estimation uncertainty exists regarding the forecast and expected usage to assess the future obsolescence risk and the provision amount. Other provisions include a provision relating to a potential deferred prosecution agreement breach resolution with the United States Department of Justice (DOJ). On March 2, 2023, the Company reached a resolution with the DOJ (the DOJ Plea Agreement) and agreed to pay a fine of approximately SEK 2.2 billion in line with the provision made in the fourth quarter 2022 for such resolution. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing. Other sources for estimation uncertainty are patent and other litigations and disputes which may continue over several years and therefore there is uncertainty in the final outcome and expected settlement.
The same estimation uncertainties described above for provisions exist for contingent liabilities. Contingent liabilities include obligations that are not recognized because their amount cannot be measured reliably or because settlement is not probable. Contingent liabilities mainly relate to estimates for litigation, tax litigation, losses on customer contracts and pension guarantees. As the contingent liabilities will only be confirmed in the future based on the resolution of the litigation or dispute, management is required to estimate the possibility of an adverse outcome occurring and the potential settlement value. A contingent liability may exist at year end, and/or expense (provision) may have to be recognized at a later stage based on the latest conditions and progress of the potential obligation.
Provisions and contingent liabilities are regularly reassessed based on the latest information available and are adjusted to reflect the Company’s best estimate of the eventual outcome. This means there may be changes to the values over time.
At December 31, 2022, provisions amounted to SEK 11.6 (9.5) billion. For further detailed information, see note D1 “Provisions.”
At December 31, 2022, contingent liabilities disclosed amounted to SEK 3.3 (1.6) billion. For further detailed information, see note D2 “Contingent liabilities” including a description of contingent liabilities which cannot be quantified.
Judgments made in relation to accounting policies applied
The nature and type of risks for these provisions and contingencies differ and management’s judgment is applied regarding the nature and extent of obligations in deciding on the probability of the outcome. Further judgment is required in determining the value of the present or possible obligation as this is based on the Company’s best estimate as to the expected future expenditure required to settle the obligation.
Supplier payments program
Judgments made in relation to accounting policies applied
With the aim of increasing working capital efficiency, Ericsson continuously renegotiates payment days with suppliers. The negotiations with suppliers for payment days is an integral part of the procurement activities. Some suppliers sell their Ericsson receivables to banks and Ericsson can if requested introduce a bank interested in purchasing such receivables. Ericsson does not pay or receive a fee, nor provide additional security under the program. This arrangement does not lead to any significant change in the nature or function of Ericsson’s liabilities because the supplier invoices are considered part of working capital used in Ericsson’s normal operating cycle. The maximum credit period agreed with any supplier does not exceed six months. Therefore, these liabilities remain classified as trade payables with separate disclosure in the notes, see note B8 “Trade payables.”

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 4

Note A2, cont’d.

Pensions and other post-employment benefits
Key sources of estimation uncertainty
Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. Judgment is applied in determining the depth of the high-quality corporate bond market in each country. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in note G1, “Post-employment benefits.” At December 31, 2022, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 83.7 (113.5) billion and fair value of plan assets to SEK 60.5 (81.4) billion. For more information on estimates and assumptions, see note G1 “Post-employment benefits.”
Accounting for deferred tax
Key sources of estimation uncertainty
D
eferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards and for tax credits. The valuation of temporary differences, tax loss carry-forwards and tax credits is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences, loss carry-forwards and tax credits may be utilized. These estimates are primarily based on business plans for the Company´s estimated outcome of future taxable profits. As prescribed in IFRIC 23 “Uncertainty over Income Tax Treatments” estimates are made in relation to uncertain tax positions in a limited number of countries. Estimates are also made for any expected changes in tax legislation with a potential material impact.
The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date), except for withholding taxes that expire after five years. For further information, see note H1 “Taxes.”
At December 31, 2022, the value of deferred tax assets amounted to SEK 19.4 (23.1) billion. The deferred tax assets related to loss carry-forwards are reported as non-current
assets.
Accounting for income tax, value added tax, and other taxes
Key sources of estimation uncertainty
Accounting for these items is based upon evaluation of taxable income, value added and other tax rules in all jurisdictions where the profits arise. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.
OECD guidelines on Pillar I (redistribution of excess profits over a certain margin to countries in proportion to local sales) and Pillar II (global minimum effective tax rate) are still not enacted in Sweden or other relevant countries´ tax laws. The likely effects of these proposals are being monitored, but it is not yet clear whether there will be a material impact on the Group´s results.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 5

Section B – Business and operations

Segment information

New segment structure
The Company started to report financial information according to the new segment structure as of the third quarter 2022. The financial information has been restated for the new reporting structure.
Segments
When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, three operating segments are presented;

–	Networks

–	Cloud Software and Services

–	Enterprise

Segment Networks

offers multitechnology capable Radio Access Network (RAN)
solutions

for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.
82
% (
82
% in 2021 and 2020 respectively) of the IPR licensing revenues are reported as part of segment Networks.
Segment Cloud Software and Services
provides solutions for core networks, business and operational support systems, network design and optimization, and network managed services. The focus is to enable communications service providers to succeed in their transition to cloud native, intelligent and automated networks and operations.
18% (18%

in 2021 and 2020 respectively) of the IPR licensing revenues are reported as part of segment Cloud Software and Services.
Segment Enterprise
comprises of three Business Areas offering solutions primarily to Enterprise: Global Communications Platform (Vonage) including cloud-based Unified Communications as a Service (UCaaS), Contact Center as a Service (CCaaS) and Communications Platform as a Service (CPaaS).
Enterprise Wireless Solutions including private wireless networks and wireless WAN (Cradlepoint) pre-packaged solutions. Technologies and New Businesses including mobile financial services, security solutions and advertising services.
Other
includes media businesses as well as other non-allocated business. Segment-level information has also been presented for Other.
Market areas
The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.
The Company operates worldwide and reports its operations divided into five geographical market areas:

–	Europe and Latin America

–	Middle East and Africa

–	North America

–	North East Asia

–	South East Asia, Oceania and India.
Segment Enterprise has a multi-channel
go-to-market
distribution model. Sales from segment Enterprise and Other, and the IPR licensing revenues are externally reported as market area Other.
Major customers
The Company derives most of its sales from large, multi-year agreements with
 a
limited number of significant customers. Out of a customer base of more than
500
customers, mainly consisting of
 communications service providers
,

the
ten
largest customers accounted for
50
% (
49
% in 2021 and
50
% in 2020) of net sales. The largest customer accounted for approximately
14
% (
13
% in 2021 and
13
% in 2020) and the second largest customer accounted for
10
% (
9
% in 2021 and
10
% in 2020) of net sales in 2022. These customers were reported under segment Networks and Cloud Software and Services.

Segment information 2022
	Networks	Cloud Software and Services	Enterprise	Other	Total Segments	Group
Segment sales	193,468	60,524	15,380	2,174	271,546	271,546
Net sales	193,468	60,524	15,380	2,174	271,546	271,546

Gross income	86,368	20,106	6,946	(125)	113,295	113,295
Gross margin (%)	44.6%	33.2%	45.2%	(5.7)%	41.7%	41.7%

Earnings (loss) before financial items and income tax (EBIT) 1)	38,512	(1,689)	(6,234)	(3,569)	27,020	27,020
EBIT margin (%)	19.9%	(2.8)%	(40.5)%	(164.2)%	10.0%	10.0%
Financial income and expenses, net						(2,411)
Income after financial items						24,609
Income tax						(5,497)
Net income						19,112

Other segment items
Share in earnings of JV and associated companies	30	27	—	(40)	17	17
Amortizations	(1,424)	(122)	(2,019)	(12)	(3,577)	(3,577)
Depreciations	(4,073)	(1,792)	(515)	(185)	(6,565)	(6,565)
Impairment losses	(211)	(91)	(87)	(12)	(401)	(401)
Restructuring charges	(146)	(96)	(157)	—	(399)	(399)
Gains/losses on investments and sale of operations	253	—	111	(108)	256	256
1)
Segment Other includes a provision of SEK
 –
2.3

billion in relation to a potential resolution with the United States Department of Justice regarding, previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion in line with the provision made in the fourth quarter 2022, and
SEK
 –
1.0
billion due to the divestment of IoT and other portfolio adjustments.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 6

Note B1, cont’d.

Segment information 2021
	Networks	Cloud Software and Services	Enterprise	Other	Total Segments	Group
Segment sales	167,838	56,224	6,236	2,016	232,314	232,314
Net sales	167,838	56,224	6,236	2,016	232,314	232,314

Gross income	78,869	18,829	2,891	160	100,749	100,749
Gross margin (%)	47.0%	33.5%	46.4%	7.9%	43.4%	43.4%

Earnings (loss) before financial items and income tax (EBIT)	37,266	(2,234)	(2,965)	(287)	31,780	31,780
EBIT margin (%)	22.2%	(4.0)%	(47.5)%	(14.2)%	13.7%	13.7%
Financial income and expenses, net						(2,530)
Income after financial items						29,250
Income tax						(6,270)
Net income						22,980

Other segment items
Share in earnings of JV and associated companies	40	72	—	(372)	(260)	(260)
Amortizations	(1,169)	(508)	(830)	—	(2,507)	(2,507)
Depreciations	(3,764)	(1,568)	(430)	(189)	(5,951)	(5,951)
Impairment losses	(127)	(185)	(188)	(11)	(511)	(511)
Restructuring charges	(262)	(254)	(16)	(17)	(549)	(549)
Gains/losses on investments and sale of operations	14	(51)	998	—	961	961

Segment information 2020
	Networks	Cloud Software and Services	Enterprise	Other	Total Segments	Group
Segment sales	165,978	59,597	4,792	2,023	232,390	232,390
Net sales	165,978	59,597	4,792	2,023	232,390	232,390

Gross income	72,413	19,496	1,767	48	93,724	93,724
Gross margin (%)	43.6%	32.7%	36.9%	2.4%	40.3%	40.3%

Earnings (loss) before financial items and income tax (EBIT)	30,851	(796)	(1,935)	(312)	27,808	27,808
EBIT margin (%)	18.6%	(1.3)%	(40.4)%	(15.4)%	12.0%	12.0%
Financial income and expenses, net						(596)
Income after financial items						27,212
Income tax						(9,589)
Net income						17,623

Other segment items
Share in earnings of JV and associated companies	37	33	—	(368)	(298)	(298)
Amortizations	(775)	(612)	(602)	—	(1,989)	(1,989)
Depreciations	(3,764)	(1,632)	(407)	(186)	(5,989)	(5,989)
Impairment losses	(494)	(144)	(32)	(26)	(696)	(696)
Restructuring charges	(746)	(277)	(267)	(16)	(1,306)	(1,306)
Gains/losses on investments and sale of operations	(129)	17	1	(30)	(141)	(141)

Products and Services by Segments
	Networks	Cloud Software and Services	Enterprise	Other	Total Segments
2022
Products	147,997	21,105	4,923	(1)	174,024
Services	45,471	39,419	10,457	2,175	97,522
Total	193,468	60,524	15,380	2,174	271,546
2021
Products	128,951	19,267	3,955	24	152,197
Services	38,887	36,957	2,281	1,992	80,117
Total	167,838	56,224	6,236	2,016	232,314
2020
Products	122,229	20,317	3,735	(95)	146,186
Services	43,749	39,280	1,057	2,118	86,204
Total	165,978	59,597	4,792	2,023	232,390

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 7

Note B1, cont’d.

Market area 2022
	Net sales					Non-current assets 5)
	Networks	Cloud Software and Services	Enterprise	Other	Total	Total
South East Asia, Oceania and India 3)	23,695	9,179	77	—	32,951	999
North East Asia 4)	22,488	4,015	230	—	26,733	3,385
North America 2)	81,917	13,362	115	—	95,394	41,065
Europe and Latin America 1)	44,644	21,638	508	—	66,790	93,612
Middle East and Africa	11,707	10,472	392	—	22,571	(804)
Other 1) 2) 3) 4) 6)	9,017	1,858	14,058	2,174	27,107	—
Total	193,468	60,524	15,380	2,174	271,546	138,257
1) Of which in EU 6)					35,859	92,167
Of which in Sweden 6)					3,239	88,057
2) Of which in the United States 6)					109,709	39,906
3) Of which in India 6)					10,957	519
4) Of which in Japan 6)					9,965	187
4) Of which in China 6)					10,523	2,068

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

6)
Including IPR licensing revenue reported under Market area Other which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Market area 2021
	Net sales					Non-current assets 5)
	Networks	Cloud Software and Services	Enterprise	Other	Total	Total
South East Asia, Oceania and India 3)	20,299	8,493	37	—	28,829	1,010
North East Asia 4)	24,464	4,405	252	—	29,121	2,700
North America 2)	66,464	10,913	79	—	77,456	11,971
Europe and Latin America 1)	38,671	21,181	420	—	60,272	52,141
Middle East and Africa	10,743	9,726	316	—	20,785	209
Other 1) 2) 3) 4) 6)	7,197	1,506	5,132	2,016	15,851	—
Total	167,838	56,224	6,236	2,016	232,314	68,031
1) Of which in EU 6)					31,307	50,428
Of which in Sweden 6)					2,349	45,997
2) Of which in the United States 6)					79,896	10,749
3) Of which in India 6)					7,482	484
4) Of which in Japan 6)					13,678	261
4) Of which in China 6)					10,078	2,202

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

6)
Including IPR licensing revenue reported under Market area Other which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Market area 2020
	Net sales					Non-current assets 5)
	Networks	Cloud Software and Services	Enterprise	Other	Total	Total
South East Asia, Oceania and India 3)	21,464	8,547	37	—	30,048	812
North East Asia 4)	27,120	5,955	259	—	33,334	2,648
North America 2)	62,199	11,508	68	—	73,775	12,749
Europe and Latin America 1)	33,257	22,116	372	—	55,745	49,895
Middle East and Africa	13,281	9,676	341	—	23,298	140
Other 1) 2) 3) 4) 6)	8,657	1,795	3,715	2,023	16,190	—
Total	165,978	59,597	4,792	2,023	232,390	66,244
1) Of which in EU 6)					29,501	48,133
Of which in Sweden 6)					1,123	43,627
2) Of which in the United States 6)					77,835	11,533
3) Of which in India 6)					6,970	407
4) Of which in Japan 6)					12,150	272
4) Of which in China 6)					18,745	2,136

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

6)
Including IPR licensing revenue reported under Market area Other which is allocated based on the country location of the customer. Other sales are attributed to countries based on the destination of products or services delivered.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 8

Net sales

Net sales
	2022	2021	2020
Hardware	119,215	106,399	96,294
Software	54,809	45,798	49,892
Services	97,522	80,117	86,204
Net sales	271,546	232,314	232,390
Of which IPR licensing revenues	10,399	8,134	9,975
Of which export sales from Sweden	153,833	140,898	132,269

Expenses by nature

Expenses by nature
	2022	2021	2020
Goods and services	147,023	119,787	120,102
Employee remuneration	89,191	77,462	74,645
Amortizations and depreciations	10,142	8,458	7,978
Impairments, obsolescence allowances and revaluation	4,383	1,456	3,082
Inventory increase, net	(7,738)	(5,565)	(44)
Additions to capitalized development	(1,720)	(962)	(817)
Expenses charged to cost of sales and operating expenses	241,281	200,636	204,946
Total restructuring charges in 2022 were SEK 0.4 (0.5) billion. Restructuring charges are included in the expenses presented above.

Restructuring charges by function
	2022	2021	2020
Cost of sales	195	273	725
R&D expenses	54	137	411
Selling and administrative expenses	150	139	170
Total restructuring charges	399	549	1,306

Other operating income and expenses

Other operating income and expenses
	2022	2021	2020

Other operating income
Gains on sales of intangible assets and PP&E	85	13	64
Gains on investments and sale of operations 1)	701	1,199	347
Other operating income	445	314	750
Total other operating income	1,231	1,526	1,161

Other operating expenses
Losses on sales of intangible assets and PP&E	(54)	(3)	—
Losses on investments and sale of operations 1)	(445)	(238)	(488)
Impairment of goodwill 2)	—	(112)	—
Other operating expenses 3)	(3,994)	(811)	(11)
Total other operating expenses	(4,493)	(1,164)	(499)

1)	Information about divestments is presented in note E2 “Business combinations.”
2)	For more information about the impairment of goodwill, see note C1 “Intangible assets.”
3)
2022 includes a provision of SEK -2.3

billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approx. SEK 2.2 billion, and charges of

SEK
 -
1.0

billion related to the divestment of IoT and other portfolio adjustments.

Inventories

Inventories
	2022	2021
Raw materials, components, consumables and manufacturing work in progress	16,873	11,584
Finished products	14,376	11,207
Contract work in progress	14,597	12,373
Inventories, net	45,846	35,164
The amount of inventories recognized as expense and included in Cost of sales was SEK 68,838 (60,362) million.
Contract work in progress consists of costs incurred to date on customer projects where the performance obligations are yet to be fully delivered. These costs will be recognized as cost of sales when the related revenue is recognized in the income statement.
The Company has had to increase its buffer of vital components to mitigate the supply chain issues affecting electronic components globally. Inventory allowance is reviewed periodically to ensure obsolete components are adequately provided for.
The Company’s current climate-related strategy’s aim to have a portfolio of energy performance products may affect recoverability of inventories as customers push for fast substitution and uptake of volume towards the most energy efficient products. The current radio product offering largely reflects the latest energy efficient technologies and although ongoing improvements are expected in future, these factors have been included in the inventory obsolescence risk assessment at year end.
Reported amounts are net of obsolescence allowances of SEK 5,716

(3,676) million.

Movements in obsolescence allowances
	2022	2021
Opening balance	3,676	3,627
Additions	3,927	1,378
Utilization	(2,115)	(1,457)
Translation differences	228	128
Closing balance	5,716	3,676
Physical risks of climate changes on manufacturing facilities have also been identified as a potential climate-related risk to the Company’s operations, although these risks are mostly mitigated through having appropriate insurance policies for damage to inventories and fixed assets, as well as potential business interruptions, combined with having a globally spread production capability.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	5 9

Customer contract related balances

Trade receivables, customer finance, contract assets, contract liabilities and deferred sales commissions
	2022	2021
Customer finance credits 1)	5,370	3,287
Trade receivables 2)	48,413	45,399
Contract assets	9,843	10,506
Contract liabilities	42,251	32,834
Deferred sales commissions 3)	754	316

1)	Of the total Customer finance credits balance, SEK 4,955 (2,719) million is current
2)	Total trade receivables include SEK 70 (0) million relating to associated companies.
3)
Of the total Deferred sales commissions balance SEK 345 (316) million is current. The non-current
balance is presented within Other financial assets,
non-current
(see note F3 “Financial assets,
non-current”)
and the current balance is presented within Other current receivables (see note B7 “Other current receivables”).

Deferred sales commissions amortized in the year is SEK 288 (143) million. There were no material impairment losses incurred in 2022 and 2021.
For information about credit risk and impairment of customer contract related balances, see note F1, “Financial risk management.”

Revenue recognized in the period
	2022	2021
Revenue recognized relating to the opening contract liability balance	25,601	19,745
Revenue recognized relating to performance obligations satisfied, or partially satisfied, in prior reporting periods	(7)	(186)
Revenue recognized relating to perf
orman
ce obligations satisfied, or partially satisfied, in prior reporting periods is a net adjustment that relates to contract modifications, retrospective price adjustments, settlement and adjustments to variable consideration based on actual measurements concluded in the period.

Transaction price allocated to the remaining performance obligations
	2022	2021
Aggregate amount of transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations	169,609	138,234
The Company expects that the transaction price allocated to the remaining performance obligations will be converted into revenue in accordance with the following approximation: 65% in 2023, 15% in 2024 and remaining 20% in 2025 and beyond.

Other current receivables

Other current receivables
	2022	2021
Prepaid expenses	2,506	2,290
Advance payments to suppliers	473	426
Derivative assets 1)	1,121	317
Other taxes 2)	3,349	3,022
Other	2,239	1,601
Total	9,688	7,656

1)	See also note F1 “Financial risk management.”
2)	Other taxes mainly includes VAT receivables.

Trade payables

Trade payables
	2022	2021
Trade payables to associated companies and joint ventures	179	115
Trade payables, excluding associated companies and joint ventures 1)	38,258	35,569
Total	38,437	35,684

1)	Of the trade payable amount SEK 9.7 (8.3) billion relates to supplier invoices under Ericsson’s supplier payments program.

Other current liabilities

Other current liabilities
	2022	2021
Accrued interest	335	177
Accrued expenses	35,896	30,837
Of which employee-related	19,630	15,380
Of which supplier-related	9,849	9,100
Of which other 1)	6,417	6,357
Derivative liabilities 2)	2,621	762
Other 3)	7,341	6,145
Total	46,193	37,921

1)	Major balance relates to accrued expenses for customer projects.

2)	See also note F1 “Financial risk management.”

3)	Includes items such as VAT and other payroll ded uctio ns.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 0

Section C – Long-term assets

Intangible assets

Intangible assets
	2022			2021
	Capitalized development expenses	Goodwill	Customer relationships, IPR 1) , and other intangible assets	Capitalized development expenses	Goodwill	Customer relationships, IPR 1) , and other intangible assets
Cost
Opening balance	19,158	44,963	55,936	18,049	41,592	53,913
Additions	1,720	—	126	962	—	131
Balances regarding acquired/divested business 2)	—	40,881	23,451	—	725	(95)
Disposals	—	—	(452)	—	—	(18)
Translation differences	218	5,070	3,793	147	2,646	2,005
Closing balance	21,096	90,914	82,854	19,158	44,963	55,936

Accumulated amortizations
Opening balance	(11,885)	—	(44,456)	(10,447)	—	(41,721)
Amortizations	(1,586)	—	(1,991)	(1,343)	—	(1,164)
Balances regarding divested business 2)	—	—	22	—	—	—
Disposals	—	—	452	—	—	18
Translation differences	(175)	—	(2,797)	(95)	—	(1,589)
Closing balance	(13,646)	—	(48,770)	(11,885)	—	(44,456)

Accumulated impairment losses
Opening balance	(3,745)	(6,759)	(7,650)	(3,745)	(6,647)	(7,387)
Balances regarding divested business 2)	—	415	81	—	—	—
Impairment losses	—	—	(61)	—	(112)	(201)
Translation differences	—	—	(114)	—	—	(62)
Closing balance	(3,745)	(6,344)	(7,744)	(3,745)	(6,759)	(7,650)
Net carrying value	3,705	84,570	26,340	3,528	38,204	3,830

1)	Intellectual property rights.

2)	For more information on acquired/divested businesses, see note E2 “Business combinations.”

The total goodwill for the Company is SEK 84.6 (38.2) billion and is allocated to the operating segments
 Networks, with SEK 28.5 (25.8) billion, Cloud Software and Service
s
, with SEK 3.6 (3.2) billion and Enterprise, with SEK 52.5 (9.2) billion, of which Vonage SEK 42.0 billion and Cradlepoint SEK 9.0 billion.

Segment Other does not carry goodwill. More information is disclosed in note B1 “Segment information.”
Impairment losses
In segment Enterprise there was an impairment loss of intangibles of SEK 61 million in a business related to the Internet of Things during 2022 due to a strategic decision to discontinue the business operation, which is reported on the line item Research and development expenses in the income statement
.
In 2021 there was an impairment loss of SEK 176 million in the restated segment Enterprise and an impairment loss of SEK 137 million in the restated segment Cloud Software and Services. The impairment losses for 2020 is considered immaterial.
Intangible assets
The carrying value of customer relationships, IPR, and other intangible assets is SEK 26.3 (3.8) billion, of which customer relationships, acquired through the Vonage transaction, amount to SEK 18.8 billion with a remaining amortization period of 7 to 10 years.
Capitalized development expenses
The Company capitalizes 5G radio product development costs which are amortized over a period of 3 years. In considering the Company’s climate-related aim to have more energy efficient products, the Company continually assesses the impact of future radio product improvements on the recoverability of such development costs. The conclusion is that the carrying value at year end is appropriate as the amortization period and product development lifecycle are relatively short.
Goodwill allocation
Goodwill from the previous CGU Digital Services has been transferred to the new CGU Cloud Software and Services and goodwill from the Vonage acquisition during the year has been allocated to the Vonage CGU within segment Enterprise. Other than that
,
the goodwill allocation has not changed.
Impairment tests
Each of segment Networks and segment Cloud Software and Services is a CGU and there are several CGUs within segment Enterprise. The value in use method has been used for goodwill impairment testing, which means that the recoverable amounts for CGUs are established as the present value of expected future cash flows based on business plans approved by management.
Estimation of future cash flows includes assumptions mainly for the following key financial parameters:
–	Sales growth
–	Development of EBIT (based on EBIT margin or cost of goods sold and operating expenses relative to sales)
–	Related development of working capital and capital expenditure requirements.
The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections made within the Company for the development 2023–2027 for key telecom industry parameters:
–
By 2027, about 35 years after the introduction of digital mobile technology, it is predicted that there will be 9.1 billion mobile subscriptions (excl. Cellular IoT). Out of all mobile subscriptions, 7.9 billion will be associated with a smartphone.

–	The number of 5G subscriptions is forecasted to reach 4.3 billion (excluding Cellular IoT) by the end of 2027.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	61

Note C1, cont’d.
–
By 2027, about 42 billion connected devices are forecasted, of which over 30 billion will be related to Internet of Things, IoT. Connected IoT devices including connected cars, machines, meters, sensors, point-of-sale
terminals, consumer electronics and wearables.

–	Cellular IoT is predicted to grow from 3.1 billion devices in end of 2023 to 5.0 billion devices in end of 2027.
–
Mobile data traffic volume is estimated to increase by more than two times in the period 2023–2027. The mobile traffic is driven by smartphone users and video traffic, with mobile video traffic forecasted to grow by almost 30% annually through 2027 to account for approximately 80% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom and data.
The forecasted cash flows are based on a five-year business plan. The CGUs Vonage and Cradlepoint have assumed a forecasted growth above 20% per year over the next five years followed by a gradual decline in growth rates. The assumptions reflect the expected high growth market conditions in which both CGUs are present. Market maturity and market growth at long term sustainable levels (nominal rates described below) are not expected to be reached until after ten years. It is noted that it is more difficult to estimate market conditions the further into the future they are forecasted.
Sales growth in the Enterprise segment is driven by the adoption of 5G and the convergence of 5G and Cloud communications in the enterprise market. The Enterprise Private Network and Wireless WAN addressable market is expected to grow with a CAGR of 34% 2022–2025 and by 2025 the Cloud Communications total addressable market is estimated to reach USD 73 billion, up from USD 41 billion in 2021.
Projections over extended time periods where the estimated cash flow growth exceeds that of the market in which the Company operates are inherently uncertain. The recoverable amount for CGU Vonage would equal the carrying value, if the expected sales growth per year is reduced by circa 3% until assuming steady state, or if a 4% decrease in the long term EBIT margin would be applied. Likewise, an increase in the applied WACC for Vonage by 1.5% would give the same outcome.
For the other CGUs there are no reasonably possible changes that would lead to the carrying value not being recoverable.
The growth rates after the forecast period have increased this year as a result of the increase in risk-free rates. All CGUs use a nominal annual growth rate of 2.0% (1.5%) per year after the forecast period, except Vonage which uses a rate of 3.5%. The higher rate for Vonage is due to the higher risk-free rate implied by USD treasury bonds, which are used as the cash flows are forecasted in USD.
An
after-tax
discount rate has been applied for the discounting of projected after-tax
cash flows. Rates per CGU:

Post-tax discount rates (%)
CGU	2022	2021
Networks	9.0	7.5
Cloud Software and Services	10.0	8.0
Vonage	9.5	—
Cradlepoint	9.5	10.0
iconectiv	10.0	9.0
Emodo	14.5	12.0
Red Bee Media	11.0	9.5
The Company’s discounting is based on
after-tax
future cash flows and
after-tax
discount rates. This discounting is not materially different from a discounting based on before-tax
future cash flows and
before-tax
discount rates, as required by IFRS. In note A1 “Significant accounting policies,” and note A2 “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2021 are disclosed in note C1 “Intangible assets” in the Annual Report of 2021.
Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 2

Property, plant and equipment

Property, plant and equipment 2022

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,946	3,549	35,009	705	46,209
Additions	47	200	2,705	1,525	4,477
Balances regarding acquired/divested business	37	—	138	11	186
Disposals	(275)	(421)	(1,638)	(253)	(2,587)
Reclassifications	287	213	593	(1,093)	—
Translation differences	481	284	1,413	78	2,256
Closing balance	7,523	3,825	38,220	973	50,541

Accumulated depreciations
Opening balance	(3,741)	(2,678)	(24,769)	—	(31,188)
Depreciations	(502)	(373)	(3,239)	—	(4,114)
Disposals	226	434	1,509	—	2,169
Translation differences	(265)	(180)	(1,107)	—	(1,552)
Closing balance	(4,282)	(2,797)	(27,606)	—	(34,685)

Accumulated impairment losses
Opening balance	(283)	(104)	(1,054)	—	(1,441)
Impairment losses	(115)	(4)	(146)	(9)	(274)
Disposals	44	3	145	9	201
Translation differences	(31)	(9)	(66)	—	(106)
Closing balance	(385)	(114)	(1,121)	—	(1,620)
Net carrying value	2,856	914	9,493	973	14,236
Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2022, amounted to SEK 510 (477) million.

Property, plant and equipment 2021

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,503	3,030	32,890	995	43,418
Additions	54	207	2,215	1,187	3,663
Balances regarding acquired/divested business	—	—	(75)	—	(75)
Disposals	(348)	(135)	(2,145)	(94)	(2,722)
Reclassifications	356	270	813	(1,439)	—
Translation differences	381	177	1,311	56	1,925
Closing balance	6,946	3,549	35,009	705	46,209

Accumulated depreciations
Opening balance	(3,405)	(2,393)	(22,863)	—	(28,661)
Depreciations	(441)	(286)	(2,947)	—	(3,674)
Balances regarding divested business	—	—	50	—	50
Disposals	315	136	1,956	—	2,407
Reclassifications	1	2	(3)	—	—
Translation differences	(211)	(137)	(962)	—	(1,310)
Closing balance	(3,741)	(2,678)	(24,769)	—	(31,188)

Accumulated impairment losses
Opening balance	(275)	(75)	(1,024)	—	(1,374)
Impairment losses	(22)	(30)	(146)	—	(198)
Disposals	29	5	176	—	210
Translation differences	(15)	(4)	(60)	—	(79)
Closing balance	(283)	(104)	(1,054)	—	(1,441)
Net carrying value	2,922	767	9,186	705	13,580

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 3

Leases
Leases with the Company as lessee

Right-of-use
assets

	2022				2021
	Real estate	Vehicles	Other	Total	Real estate	Vehicles	Other	Total
Cost
Opening balance	13,756	930	171	14,857	11,784	823	171	12,778
Additions	1,650	168	136	1,954	1,759	258	—	2,017
Balances regarding acquired/divested business	334	—	—	334	(10)	(11)	—	(21)
Terminations	(719)	(178)	—	(897)	(395)	(180)	—	(575)
Translation differences	874	78	(4)	948	618	40	—	658
Closing balance	15,895	998	303	17,196	13,756	930	171	14,857

Accumulated depre ciati ons
Opening balance	(5,687)	(495)	(79)	(6,261)	(3,700)	(390)	(55)	(4,145)
Depreciations	(2,141)	(250)	(60)	(2,451)	(2,002)	(251)	(24)	(2,277)
Balances regarding divested business	—	—	—	—	8	6	—	14
Terminations	393	159	—	552	233	158	—	391
Translation differences	(354)	(43)	1	(396)	(226)	(18)	—	(244)
Closing balance	(7,789)	(629)	(138)	(8,556)	(5,687)	(495)	(79)	(6,261)

Accumulated impairment losses
Opening balance	(303)	—	—	(303)	(340)	—	—	(340)
Impairment losses	(66)	—	—	(66)	—	—	—	—
Terminations	27	—	—	27	63	—	—	63
Translation differences	(32)	—	—	(32)	(26)	—	—	(26)
Closing balance	(374)	—	—	(374)	(303)	—	—	(303)

Financial sublease
Opening balance	(345)	—	—	(345)	(313)	—	—	(313)
Translation differences	(51)	—	—	(51)	(32)	—	—	(32)
Closing balance	(396)	—	—	(396)	(345)	—	—	(345)

Net carrying value	7,336	369	165	7,870	7,421	435	92	7,948

Lease liabilities
The lease liabilities amounted to SEK 9,304 (9,303) million, of which SEK 2,486 (2,224) million is classified as current. The remaining contractual maturities as of December 31, 2022, is shown in note D4 “Contractual obligations.”
Lease cost
The total lease cost amounted to SEK 3,775 (3,375) million, of which depreciation was SEK 2,451 (2,277) million, impairment losses were SEK -66 (0) million, lease expense relating to low-value
assets was SEK 516 (434) million, interest expense was SEK 464 (426) million and variable lease expense was SEK 278 (238) million. Variable lease expense consists mainly of property tax.
Cash payments

Cash payments

	2022	2021
Repayments of the lease liabilities 1)	(2,593)	(2,368)
Interest expense of the lease liabilities	(464)	(426)
Low-value asset not included in the measurement of the liabilities	(516)	(434)
Variable lease payments not included in the measurement of the lease liabilities	(278)	(238)
Total cash outflow	(3,851)	(3,466)

1)	Including advance payments.

Future cash outflow
Future cash outflows from leases not yet commenced in
2022
to which the Company is committed as the lessee is SEK 71 (157) million.
Leases with the Company as lessor
Lessor leases relate to subleases of real estate. These lease contracts vary in length from 1 to 10 years.
Receivables related to subleases in 2022 amounted to SEK 62 (70) million for operating leases and to SEK 75 (64) million for financial leases. Interest income from financial subleases was SEK 8 (9)
 million.
At December 31, 2022, future minimum
payment
receivables were distributed as follows:

Future minimum payment
receivables

	Financial leases	Operating leases
2023	77	67
2024	80	28
2025	14	20
2026	—	19
2027	—	11
2028 and later	—	3
Total	171	148

Ericsson Annual Report on Form 20-F 2022	Notes to th e consolidated financial statements	6 4

Section D – Obligations

Provisions

Provisions
	Restructuring	Customer related	Supplier related	Warranty	Share-based payments	Other	Total
2022
Opening balance	639	3,440	1,231	1,074	1,591	1,529	9,504
Additions	400	1,024	561	368	303	4,129	6,785
Balances regarding acquired business 1)	—	—	—	—	—	1,050	1,050
Reversal of excess amounts	(54)	(585)	(960)	(120)	(99)	(220)	(2,038)
Charged to income statement							4,747
Utilization 1)	(338)	(824)	(144)	(646)	(897)	(1,724)	(4,573)
Reclassifications	(21)	(31)	32	—	—	595	575
Translation differences	43	69	2	2	87	82	285
Closing balance	669	3,093	722	678	985	5,441	11,588

Of which current provisions	448	1,215	198	572	642	4,554	7,629
Of which non-current provisions	221	1,878	524	106	343	887	3,959

2021
Opening balance	1,200	3,850	791	987	2,107	1,531	10,466
Additions	303	795	1,020	455	1,367	483	4,423
Reversal of excess amounts	(98)	(491)	(228)	(153)	(122)	(86)	(1,178)
Charged to income statement							3,245
Utilization	(785)	(841)	(175)	(109)	(1,837)	(462)	(4,209)
Reclassifications	(1)	104	(179)	(107)	—	39	(144)
Translation differences	20	23	2	1	76	24	146
Closing balance	639	3,440	1,231	1,074	1,591	1,529	9,504

Of which current provisions	411	1,488	1,231	320	915	1,417	5,782
Of which non-current provisions	228	1,952	—	754	676	112	3,722

1)	Includes a provision from acquired business in the third quarter 2022, which was utilized in the fourth quarter 2022. For more information see note E2 “Business combinations”.

Provisions will fluctuate over time depending on the business mix, market mix and, technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favourable than anticipated, which affect the provision balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.
For 2022, the total provision value is SEK 11.6 (9.5) billion, of which SEK 4.0 (3.7) billion is classified as non-current.
The provision balance increased mainly due to the SEK
2.3

billion provision raised in the fourth quarter of 2022 in relation to a potential resolution with the United States Department of Justice (DOJ), noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approx. SEK 2.2 billion. Refer to the section “Other provisions” below.
For more information, see note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments” for key estimation uncertainty regarding timing and amount.
Restructuring provisions
Restructuring provisions relate to structural efficiency programs that are planned and controlled by management and have a material impact on either the scope of the business undertaken or the manner in which the business is conducted. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D, and selling and administration expenses. Restructuring provisions are recognized based on the expected costs of the respective restructuring programs and primarily consist of personnel costs. Estimation uncertainty exists regarding the execution of the restructuring programs, which may impact the expected timing and realization of costs. Restructuring provisions are reviewed and adjusted regularly based on management’s best estimate. The expected timing and amount of outflows are dependent on whether the plan execution is in line with management’s assessment. The majority of the restructuring provision will be utilized within 1 year. For more information about the restructuring charges booked in the income statement, see note B3 “Expenses by nature.”
Customer-related provisions
Customer-related provisions mainly consist of provisions for losses on customer contracts. To measure the customer-related provisions, management estimates the unavoidable costs to fulfill the obligations under the customer contract. If the exit penalty is lower than the estimated costs to fulfill the contract, then the provision value is limited to the exit penalty value. The unavoidable costs to fulfill the contract sometimes differ from management’s estimates. Provisions raised for loss-making customer contracts are therefore regularly reviewed and adjusted based on the latest information available considering the realization of the costs estimated. The expected timing and amount of outflows are dependent on whether the customer contract execution is in line with management’s assessment. The majority of the customer-related provisions will be utilized over 4 years.
Supplier-related provisions
Supplier-related provisions are for supplier claims/guarantees based on the contractual obligations mostly relating to inventory. The provision is calculated by comparing the committed inventory purchases with the expected usage based on forecast and any excess is provided for based on an assessment of the risk of obsolescence. Therefore, estimation uncertainty exists regarding the forecast and expected usage as well as the assessment of future obsolescence, as this is based on management’s expectations. The expected timing and amount of outflows are dependent on the actual outcome of the supplier claims and guarantees. The majority of the supplier-related provisions will be utilized over 2 years.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 5

Note D1, cont’d.

Warranty provisions
Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Uncertainty exists regarding the timing and amount as management utilizes the historical trends to estimate the warranty provisions as well as the cost to repair or replace, which may differ from the actual outcomes. New product warranty provisions require further estimation since historical information is not available. These provisions do not include costs for service in additions within customer contracts that are accounted for as separate performance obligations. The expected timing and amount of outflows are dependent on the actual product faults which may occur. The majority of the warranty provisions are expected to be utilized within 1 year.
Share-based payments provisions
Share-based payments provisions relate to cash-settled share-based programs and are based on the present period’s best estimate of the eventual pay-outs,
see note G3 “Share-based compensation” for more information. The uncertainty regarding outflows is relating to the fair value of the underlying instrument during the service period and expected fulfilment of the service conditions. The majority of the share-based payment provisions are expected to be utilized within 1 year.
Other provisions
The Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion in relation to a potential resolution with the United States Department of Justice (DOJ) regarding previously announced, non-criminal,
alleged breaches under the deferred prosecution agreement (DPA). The provision also includes estimated expenses of SEK 0.1 billion for the previously announced extended compliance monitorship. On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal breaches under its DPA. Under the DOJ Plea Agreement, the Company has agreed to pay a fine of USD 206,728,848 (approximately SEK 2.2 billion). The entry of the DOJ Plea Agreement will bring the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in a 2019 Iraq-related internal investigation report remain open and ongoing.
The Russian invasion of Ukraine has had an adverse effect on the operations of the Company’s business in Russia. As previously reported, the Company has provided SEK 0.9 billion for asset impairment and other costs in the first quarter 2022. Operations in Russia were suspended in the first quarter, and in December 2022, the Company announced that it has divested its customer support business in Russia. All costs relating to the business exit and divestment were included in the provision and fully utilized by year end.
Other than the provision relating to the DOJ, other provisions relate mostly to the divestment of the IoT business, litigation and patent infringement disputes. Management regularly assesses the likelihood of any adverse outcomes and if deemed probable then a provision is raised based on the best estimate of the expenditure required to settle with the counterpart. There is uncertainty in the final outcome and settlement, therefore management reviews the estimation regularly. Outflows relating to litigation are inherently uncertain in what applies to timing and amount, and therefore most of the provisions are expected used within 1 year.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 6

Contingent liabilities

Contingent liabilities
	2022	2021
Contingent liabilities	3,322	1,614
Total	3,322	1,614

Contingent liabilities m
a
inly relate to, in order of materiality, litigations, tax litigations in subsidiaries, losses on customer contracts and pension guarantees, which are assessed to be p ossi
ble obligations for the Company.
All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated, and ne cess
ary provisions made, or contingent liabilities disclosed. In note A2 “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.
As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth
investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting a decision on the appeal of the first instance court’s decision.
In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.
The above matters relating to Micromax and SAMR are possible obligations which cannot be quantified and are, therefore, not included in the contingent liability amount disclosed in the table.

Assets pledged as c ol lateral

Assets pledged as collateral
	2022	2021

Chattel mortgages 1)	6,333	6,341

Bank deposits 2)	893	532
Total	7,226	6,873
1)	See also note G1 “Post-employment benefits.”
2)	See also note F1 “Financial risk mana geme nt.”

Contractual obligations

Contractual obligations, SEK billion

	Payment due by period
	<1	1–3	3–5	>5
2022	year	years	years	years	Total
Current and non-current debt 1)	6.3	12.9	9.1	11.2	39.5
Lease obligations 2)	3.0	4.4	2.1	1.1	10.6
Other non-current liabilities	—	0.6	—	0.1	0.7
Purchase obligations 3)	17.8	3.1	0.2	—	21.1
Trade payables	38.4	—	—	—	38.4
Commitments for customer finance 4)	44.3	8.6	1.2	—	54.1
Derivatives liabilities 4)	0.9	1.1	0.6	—	2.6
Total	110.7	30.7	13.2	12.4	167.0

2021
Current and non-current debt 1)	9.8	10.4	3.1	10.1	33.4
Lease obligations 2)	2.6	4.3	2.3	1.4	10.6
Other non-current liabilities	—	1.0	—	0.6	1.6
Purchase obligations 3)	23.2	4.1	0.3	—	27.6
Trade payables	35.7	—	—	—	35.7
Commitments for customer finance 4)	34.4	9.7	3.2	—	47.3
Derivatives liabilities 4)	0.4	0.4	—	—	0.8
Total	106.1	29.9	8.9	12.1	157.0

1)	Current and non-current debt, including interest commitments.

2)	Future lease obligations, nominal lease liability, see also note C3 “Leases.”

3)	The amounts of purchase obligations are gross, before deduction of any related provisions.

4)	See also note F1 “Financial risk management.”

Contractual purchase obligations at the end of 2022 were lower than the previous year end as supply chain constraints eased in the fourth quarter of 2022. However, contractual obligations have increased due to unfavorable exchange rate movements and an increase in cu stom
er finance commitments.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 7

Section E –  Group structure

Equity
Capital stock

Capital stock
Parent Company	Class A shares	Class B shares	Total
December 31, 2022	1,309	15,363	16,672
December 31, 2021	1,309	15,363	16,672
The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.
At December 31, 2022, the total number of treasury shares was 4,009,306 (4,009,306 in 2021 and 6,043,960 in 2020) Class B s
har
es.

Number of shares
2022	Class A shares	Class B shares	Total
As of January 1	261,755,983	3,072,395,752	3,334,151,735
As of December 31	261,755,983	3,072,395,752	3,334,151,735

2021	Class A shares	Class B shares	Total
As of January 1	261,755,983	3,072,395,752	3,334,151,735
As of December 31	261,755,983	3,072,395,752	3,334,151,735
Dividend proposal
The Board of Directors propose to the Annual General Meeting a dividend to the shareholders of SEK 2.70 per share (SEK 2.50 in 2021 and SEK 2.00 in 2020), representing a total dividend of SEK 9.0 (8.3) billion. The dividend is proposed to be paid in two equal installments, SEK 1.35 per share with the record date March 31, 2023 (payment date April 5, 2023), and SEK 1.35 per sh ar
e with the record date September 29, 2023 (payment date October 4, 2023).
Additional paid in capital
Additional paid in capital relates to payments made by owners and includes share premiums paid.
Other reserves
Other reserves include translation reserves, cash flow hedges and revaluation of borrowings.
Translation reserves
The translation reserves comprise all foreign currency translation reserves arising from the translation of the financial statements of foreign operations to the Group presentation currency and changes regarding revaluation of excess value in local currency.
Cash flow hedge reserve
For further information, see note F1 “Financial risk management.”
Revaluation of borrowings
For further information, see note F4 “Interest-bearing liabilities.”
Retained earnings
Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include remeasurements related to post-employment benefits.
Remeasurements related to post-employment benefits
Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes. For more information, see note G1 “Post-employment benefits.”
Non-controlling
interests
Equity in a subsidiary not attributable, directly or indirectly, to a parent.

Other reserves
	2022				2021
SEK million	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves
Opening balance	1,206	(411)	(341)	454	(2,424)	101	(366)	(2,689)
Other comprehensive income
Items that will not be reclassified to profit or loss
Revaluation of borrowings due to change in credit risk	—	—	1,030	1,030	—	—	31	31
Cash flow hedge reserve
Gains/losses arising during the period	—	3,703	—	3,703	—	—	—	—
Transfer to goodwill	—	(3,677)	—	(3,677)	—	—	—	—
Tax on items that will not be reclassified to profit or loss	—	(758)	(212)	(970)	—	—	(6)	(6)
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	—	(701)	—	(701)	—	(542)	—	(542)
Reclassification to profit and loss	—	280	—	280	—	(96)	—	(96)
Translation reserves
Changes in translation reserves	7,273	—	—	7,273	3,556	—	—	3,556
Reclassification to profit and loss	(85)	—	—	(85)	46	—	—	46
Share of other comprehensive income of JV and associated companies	49	—	—	49	28	—	—	28
Tax on items that have been or may be reclassified to profit or loss	—	87	—	87	—	126	—	126
Other comprehensive income, net of tax	7,237	(1,066)	818	6,989	3,630	(512)	25	3,143
Total comprehensive income	7,237	(1,066)	818	6,989	3,630	(512)	25	3,143
Transfer to retained earnings	—	758	—	758	—	—	—	—
Closing balance	8,443	(719)	477	8,201	1,206	(411)	(341)	454

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 8

Business combinations
Acquisitions

Acquisitions 2020–2022
	2022	2021	2020

Consideration

Purchase price paid on acquisition 1)	51,297	256	9,534

Deferred consideration/Others 2)	1,972	—	314
Total consideration, all cash and cash equivalents	53,269	256	9,848

Net assets (liabilities) acquired

Intangible a s sets	23,554	(95)	3,583

Property, plant and equipment	186	1	55

Right-of-use of assets	334	—	126

Investments in associates	—	—	167

Cash and cash equivalents	521	—	314

Other assets	5,344	21	1,292

Provisions, incl. post-employment benefits	(1,050)	—	(16)

Other liabilities	(16,916)	(348)	(2,781)
Total identifiable net assets (liabilities)	11,973	(421)	2,740
Goodwill	41,296	677	7,108
Total	53,269	256	9,848

Acquisition-related costs 3)	436	11	92

1)	2022 purchase price to acquire shares outstanding is net of hedge release of SEK 3.7 billion.
2)
Deferred consideration relates to the
pre-combination
portion of employee stock awards that were previously granted to Vonage employees, which will be paid out post acquisition according to the original award vesting schedule.

3)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.
In 2022, the Company made acquisitions resulting in a negative cash flow effect from business combinations amounting to SEK 51,734 (256) million, see also note H3 “Statement of cash flows.”
The cash flow effect differs from the total consideration in the above table due to the acquired cash of SEK 0.5 billion and the portion of deferred consideration not paid by year end of SEK 1.0 billion.
Vonage
: On July 21, 2022, the Company acquired, in an all cash transaction, all of the shares in Vonage Holdings Corp. – a
US-based
global provider of cloud-based communications. This acquisition provides the Company with an opportunity to access a complementary, substantial and high growth segment. Vonage is a supplier of consumer communications solutions, as well as network API’s, unified communications, and contact center solutions to enterprises

Vonage
2022
Consideration
Purchase price paid on acquisition 1)	51,297
Deferred consideration 2)	1,972
Total consideration, all cash and cash equivalents	53,269
Net assets (liabilities) acquired
Intangible assets	23,554
Property, plant and equipment	186
Right-of-use assets	334
Deferred tax assets	2,353
Trade receivables	1,094
Cash and cash equivalents	521
Other assets	1,896
Provisions	(1,050)
Deferred tax liabilities	(6,264)
Borrowings	(6,473
Lease liabilities	(403)
Other liabilities	(3,775)
Total identifiable net assets (liabilities)	11,973
Goodwill	41,296
Total	53,269
Acquisition-related costs 3)	436
world-wide. With increasing investments in 4G and 5G – and a flourishing ecosystem of new applications and use cases leveraging the power of modern networks – demand from enterprises for programmable networks has been accelerating. Goodwill in this transaction represents future customers, technology, and synergies and is not expected to be deductible for tax purposes. The intangible assets mainly relate to customer relationships. The fair values of the assets acquired and liabilities assumed, at the acquisition date as presented, are final.
Vonage’s net sales and EBIT (loss) for the period, from acquisition date, amounts to SEK 7.0 billion and SEK –1.8 billion respectively.
Vonage’s net sales and EBIT (loss) for the 2022 financial year, as though the acquisition date occurred at the beginning of the annual reporting period, amounts to SEK 14.4 billion and SEK –3.0 billion respectively.

Acquisitions 2020–2022
Business	Description	Transaction date
Vonage	A US based global provider of cloud-based communications.	Jul 2022
Quortus	A UK based mobile core software business with expertise in enterprise 4G/5G technology.	Nov 2021
Axonix	A UK based mobile-first programmatic advertising exchange business.	Mar 2021
Cradlepoint	A US company providing Wireless WAN Edge 4G and 5G solutions for the enterprise market.	Nov 2020
Genaker	A Spanish provider of Mission Critical Push-to-talk (MC-PTT) solutions.	Mar 2020

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	6 9

Note E2, cont’d.

Divestments

Divestments 2020–2022
	2022	2021	2020

Proceeds

Cash and cash equivalents	20	273	4

Shares in associated companies	298	—	—
Total proceeds	318	273	4

Net assets disposed of

Property, plant and equipment	—	26	1

Right-of-use assets	—	7	1

Investments in associates	82	—	—

Intangible assets	—	—	48

Goodwill	—	(48)	4

Other assets	23	51	83

Provisions, incl. post-employment benefits	(42)	(30)	(1)

Other liabilities	(101	36	6
Total net assets	(38)	42	142

Net gains/losses from divestments	356	231	(138)

Shares in associated companies	(298)	—	—
Cash flow effect	20	273	4
In 2022, the Company made divestments with a cash flow effect amounting to SEK 20 (273) million. Net gains/losses from the divestments are presented on Other operating income in the Income statement, see also note B4 “Other operating income and expenses.”
For more information, see note H3 “Statement of cash flow.”

Divestments 2020–2022
Business	Description	Transaction date
Aerialink	A US based company providing premier messaging solutions for business to business communications	Nov 2022
Data center	A data center business located in the Netherlands.	Nov 2021

Associated companies

Equity in associated companies
	2022	2021
Opening balance	941	1,274
Investments	298	—
Share in earnings	17	(260)
Distribution of capital stock	(24)	—
Taxes	(14)	(11)
Dividends	(58)	(90)
Divested business	(82)	(260)
Translation differences	49	28
Closing balance	1,127	941
The Company owns 49.07% of the shares in Ericsson Nikola Tesla d.d., located in Croatia and 35.6% of the shares in ConcealFab Inc., located in US.
See also note H4 “Related party transactions.”

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	70

Section F – Financial instruments

Financial risk management
The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Board of Directors is responsible for overseeing the capital structure and financial management of the Company, approving certain matters (such as investments, customer finance commitments and borrowing) and setting limits on the exposure to financial risks.
For the Company, a robust financial position with an investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.
The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to deliver strong free cash flow.
The Company’s capital objectives are:
–      Free cash flow before M&A of 9–12% of net sales
–      Positive net cash position
–      Investment grade rating by Moody’s (Baa3),
S&P Global
 (BBB-)
and Fitch
Ratings
(BBB-).

Capital objectives-related information
	2022	2021
Free cash flow before M&A as % of net sales 1)	8.2%	13.8%
Positive net cash (SEK billion) 1)	23.3	65.8
Credit rating
Fitch Ratings	BBB-, stable	BBB-, stable
S&P Global	BBB-, developing	BBB-, stable
Moody´s	Ba1, stable	Ba1, stable
1)
For more information about the measures, see Alternative performance measures and Financial terminology.
In March 2022,
S&P Global
 announced a change in their outlook from stable to developing.
The Company has a treasury and customer finance function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. The customer finance function may arrange suitable third-party financing solutions for customers to support their purchases from Ericsson. In some cases, and to the extent that customer loans are not provided directly by banks, the Parent Company may provide vendor finance credits to customers directly. The central function also monitors the exposure from outstanding vendor credits and credit commitments.
The Company classifies financial risks as:
–      Foreign exchange risk
–      Interest rate risk
–      Credit risk
–      Liquidity risk
–      Refinancing risk
–      Market price risk in own and other equity instruments.
The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.
For further information about accounting policies, see note A1 “Significant accounting policies.”

Foreign exchange risk
The Company is a global company with sales mainly outside Sweden. Sales and costs incurred are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations. The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements will impact the comparability between periods.
Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as EBIT are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to changes in foreign exchange rates.
The table below presents the external net sales and cost exposures for the largest currencies which impact profitability. The internal exposures will not impact group profitability if all related transactions occur and are recognized in the profit and loss in the same month. Any effect on profit and loss from internal transactions is a function of timing and FX volatility, therefore impossible to predict.

Currency exposure, SEK billion
Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Cost translation exposure	Cost transaction exposure 1)	Cost net exposure
USD 2)	106.2	51.5	157.7	(51.8)	(77.9)	(129.7)
EUR	38.2	1.9	40.1	(32.1)	15.2	(16.9)
JPY	9.7	—	9.7	(3.7)	—	(3.7)
INR	10.9	(0.4)	10.5	(6.5)	0.1	(6.4)
CAD	4.1	—	4.1	(1.0)	0.4	(0.6)
TWD	4.5	—	4.5	(1.8)	—	(1.8)
CNY	8.7	(0.3)	8.4	(7.2)	1.2	(6.0)
KRW	4.5	—	4.5	(2.5)	0.2	(2.3)

1)	External purchases in foreign currency translated to functional currency.
2)
Sales transaction exposure in 2022 includes volume in the cash flow hedge of USD 401 million. Based on the outstanding cash flow hedge volume at year end, the hedged sales volume that will occur in 2023 is USD 2,278 million.

As SEK has weakened against major currencies in the year, this had a positive effect on net sales of the Company. The strengthening of USD against SEK also resulted in the treasury function acting on the Board mandate to increase the hedge volume of sales and purchases denominated in USD, thereby protecting the value of a portion of future sales. This resulted in a higher outstanding volume of cash flow hedges at year end compared to prior years.
Translation exposure
Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging.
Transaction exposure
The Company considers the following transaction exposures.
a) Transaction risk impacting net sales and net income
Transaction exposure relates to sales and cost incurred in
non-reporting
currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB, by selling to foreign subsidiaries in either the functional currency of the customers, EUR or USD. This transaction risk can be hedged, although it is only done for material cash inflows or outflows that are highly certain. The Company has the following recurring hedge programs:
i) The Company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales. These contracts are multi-year contracts with highly probable payments at fixed points in time denominated in USD.
The Board of Directors has provided a mandate to the Company to hedge between 0%–100% of the next three years receipts on a rolling basis, up to the end of the contract period. This mandate instructs the treasury function to hedge a percentage of this exposure according to a defined scale, locking in a higher percentage of exposure as the USD strengthens against SEK, up to 100%.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	71

ii) The Board of Directors has provided a mandate to the Company to hedge highly probable forecasted sales and purchases denominated in USD in EAB for the next 7 to 18 months, on a monthly rolling basis. This mandate instructs the treasury function to hedge a percentage of this exposure according to a defined scale, locking in a higher percentage of exposure as the USD strengthens against SEK, up to 100%.
For both programs, hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged items and the hedging instruments.
b) Transaction exposure in individual balance sheet
According to Company policy, transaction exposure in subsidiaries’ balance sheets (e.g., trade receivables and trade payables that are remeasured due to change in foreign exchange rates) should be fully hedged. Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives. Foreign exchange exposures are managed net, and its effects are presented net within Financial income and expenses. This is not designated as hedge accounting.
c) FX execution risk in Ericsson AB (EAB)
As balance sheet hedging is done net on a monthly basis, significant volatility in USD hedge volumes exposes EAB to FX execution risk.

In order to spread the FX execution risk over the year, 14% of each of the next six months forecasted sales and purchases in EAB are hedged monthly. This excludes volume in the 7 to 18 month cash flow hedge program. The hedged volumes are funded by internal loans from its parent company which are not hedged, therefore the FX impact on revaluation of the loan is recognized in net FX as incurred.
The sensitivity of the FX impact is dependent on changes in foreign exchange rates, forecasts and seasonality. USD is the only currency being hedged. Since the start of the 7 to 18 month cash flow hedge program in March 2022, the USD hedge volume has steadily reduced through the year. Outstanding loan at year-end
was USD 149 million (USD 728 million), with an average balance of USD 529 million (USD 926 million) over the year. Due to the strengthening of USD against SEK throughout 2022, this resulted in a net loss on the hedge loan balances of SEK 897 million, comprised of net realization loss and unrealized revaluation gain on these loans of SEK 1,191 million and SEK 294 million respectively.
d) Transaction risk impacting business combination
The Company is exposed to FX execution risk on consideration payable for acquisition in foreign currency from the period of communication of the proposed transaction to final completion date. Such transaction, if deemed material and highly probable, will be hedged to protect the cash consideration for acquisition accounting.
Cash flow hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged item and the hedging instruments.
Interest rate risk
The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest income and expenses.
Sensitivity analysis
The Company uses the Value at Risk (VaR) methodology to measure foreign exchange and interest rate risks managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a one-day
time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).
The treasury function operates under two mandates. In the liquidity management activity, it has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a one-day
horizon. The average VaR calculated for 2022 was SEK 21.0 (15.3) million. No VaR limits were exceeded during 2022.
In the asset-liability management activity, the interest rate risk is managed
by matching fixed and floating interest rates in interest-bearing balance sheet items. The policy is that the net sensitivity on a one basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2022 was SEK 1.5 (1.1) million per basis point shift.

Sensitivity to interest rate increase of 1 basis point, SEK million
	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	—	—	(1)	(1)	—	(2)
Interest-bearing liabilities 1)	—	—	1	3	4	8
Derivatives	—	—	(1)	(2)	(3)	(6)
Total	—	—	(1)	—	1	—

1)	Borrowings are included as they are designated FVTPL.
Outstanding derivatives

Outstanding derivatives
2022	Gross amount recognized	Offset	Net amount presented	Related amounts not offset – collaterals	Net
Currency derivatives 1)
Assets	1,275	(165)	1,110	(277)	833
Liabilities	(2,778)	165	(2,613)	2,382	(231)
Interest rate derivatives
Assets	11	—	11	—	11
Liabilities	(8)	—	(8)	—	(8)

2021	Gross amount recognized	Offset	Net amount presented	Related amounts not offset – collaterals	Net
Currency derivatives 1)
Assets	294	(36)	258	—	258
Liabilities	(707)	36	(671)	467	(204)
Interest rate derivatives
Assets	79	(20)	59	—	59
Liabilities	(111)	20	(91)	—	(91)
1)	Currency derivatives designated as cash flow hedge of SEK 566 (9) million are included in Other current receivables and SEK 1,472 (510) million in Other current liabilities.
Cash collaterals paid or received under Credit Support Annex (CSA) to ISDA for cross-currency derivatives are recognized as Interest-bearing securities, current or Borrowings, current, respectively.
The Company holds the following currency derivatives designated as hedging instruments:

Foreign exchange forward contracts
2022	< 3 months	3 – 12 months	> 1 year	Total
Notional Amount (USD millions)	916	1,362	2,194	4,472
Average forward rate (SEK/USD)	9.66	10.46	9.90
Hedge ratio is 1:1 and changes in forward rate have been designated as the hedged risk. The change in the fair value of the hedging instrument is compared with the change in fair value of the hedged item, and the lower amount is taken to OCI. If the change in fair value of the hedging instrument is higher, then the excess change in fair value is considered ineffective hedging and recorded in net foreign exchange gains and losses. For hedge on customer

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	72

contracts, upon recognition of the hedged net sales, the cumulative amount in hedging reserve is released in the OCI as a reclassification adjustment and recognized in net sales. For hedge on business combination, the cumulative amount in hedge reserve is transferred as a basis adjustment to goodwill upon recognition of the business combination.
See note E1 “Equity” for movement in the cash flow hedge reserve. No hedge ineffectiveness was recognized in the income statement in 2022.
Credit risk
Credit risk is divided into three categories: credit risk in trade receivables and contract assets, customer finance risk and financial credit risk, see note A1 “Significant accounting policies.”
Credit risk in trade receivables and contract assets
Credit risk in trade receivables and contract assets is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:
–	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities
–	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment
–	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow
–	Define escalation path and approval process for customer credit limits.
The credit risk of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order is generated in the source system. These are based on the credit limit and risk profile set on the customer. Credit blocks appear if credit limit is reached or if past due receivables are higher than permitted levels. Release of a credit block requires authorization.
Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.
Impairment of trade receivables and contract assets
Trade receivables and contract assets are assessed for impairment under a unified model. The Company has determined that credit risk largely depends on both the risk in the country where the customer resides (e.g. ability to make cross border payments) as well as the payment pattern of the customer. Therefore, expected credit losses (ECLs) are calculated using a provision matrix that specifies a fixed rate depending both on the number of days past due and the country risk rating. The country risk ratings depend on the ratings used by all Export Credit Agencies within the OECD. The rates defined in the provision matrix are based on historical loss patterns for that grouping of customers. These rates are adjusted for current conditions as well as management expectations of changes to political risks and payment patterns in the future. The provision rates are higher on high risk countries compared to low risk countries and also higher on amounts that remain unpaid for longer periods of time.
The Company has assessed the recent global economic conditions on the expected credit losses model for trade receivables and updated the provision matrix as appropriate.
Trade receivables and contract assets together amounted to SEK 58,256 (55,905) million as of December 31, 2022. Provisions for expected credit losses on trade receivables and contract assets amounted to SEK 2,492 (2,398) million as of December 31, 2022. Total past due more than 360 days has decreased and the expectation of collection from some customers has also improved, resulting in a lower allowance as a percentage of gross exposure at year end. The Company’s write-offs have historically been low. During the year SEK 70 (163) million were written off due to the Company having no reasonable expectation of collection. Of these write-offs, SEK 4 (0) million are still subject to enforcement.

Movements in allowances for impairment of trade receivables and contract assets
	2022	2021
Opening balance	2,398	2,518
Balances regarding acquired business	90	—
Increase in allowance	40	40
Write-offs	(70)	(163)
Translation difference	34	3
Closing balance 1)	2,492	2,398

1)	Of which SEK 1 (1) million relates to contract assets.
The distribution of trade receivables and contract assets closely follows the distribution of the Company’s sales, see note B1 “Segment information.” The ten largest customers represented 45% (47%) of the total trade
receivables and contract assets in 2022.

Aging analysis of gross values of trade receivables and contracts assets by risk category
		Days past dues
2022	Not due	1-90	91-180	181-360	>360	Total
Country risk :Low	32,015	2,090	165	103	328	34,701
Country risk: Medium	17,731	1,614	150	134	585	20,214
Country risk: High	3,304	610	384	295	1,240	5,833
Total	53,050	4,314	699	532	2,153	60,748

	Days past dues
2021	Not due	1-90	91-180	181-360	>360	Total
Country risk :Low	36,439	976	171	51	292	37,929
Country risk: Medium	12,119	689	208	220	735	13,971
Country risk: High	4,044	429	293	270	1,367	6,403
Total	52,602	2,094	672	541	2,394	58,303
Customer finance credit risk
All major commitments to finance customers are made only after approval in accordance with the work procedure for the Board of Directors and according to the established credit approval process.
Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over the relevant base rate. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan and bond markets for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.
As of December 31, 2022, the total amount payable to the Company under customer finance credits was SEK 7,758 (5,239) million. The carrying value of these assets was SEK 5,370 (3,287) million as of December 31, 2022. Customer finance is arranged for infrastructure projects in different geographic markets. As of December 31, 2022, there were a total of 73 (81) customer finance arrangements originated by or guaranteed by the Company. As of December 31, 2022, the five largest facilities represented 74% (70%) of the customer finance exposure. The geographical split of the year end exposure is as follows: Middle East and Africa 30% (44%), Europe and Latin America 27% (17%), North America 24% (32%) and South East Asia, Oceania and India 18% (6%). As of December 31, 2022, the Company also had unutilized customer finance commitments of SEK 54,086 (47,344) million.
Security arrangements for customer finance facilities may include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or an insurance company. All such institutions have been rated at least

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 3

investment grade. A credit risk transfer under a
sub-participation
arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.
The table below summarizes the Company’s outstanding customer finance as of December 31, 2022 and 2021.

Outstanding customer finance credit risk exposure 1)
	2022	2021
Fair value of customer finance credits	5,370	3,287
Financial guarantees for third-parties	6	6
Accrued interest	8	9
Maximum exposure to credit risk	5,384	3,302
Less third-party risk coverage	(298)	(94)
The Company’s risk exposure, less third-party risk coverage	5,086	3,208

1)	This table shows the maximum exposure to credit risk.
Fair value assessment of customer finance credits
Customer finance risk exposures are held at fair value and are classified as Level 3 on the fair value hierarchy. The Credit Asset Management Team within Ericsson Credit AB, reporting to Head of Group Treasury and Customer Finance, has established a process with respect to measurement of fair values. The quarterly credit review uses an internal model to determine a commercial rating for each credit and for calculation of the fair value. The model is based on external credit rating, political/country rating and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment. Revaluation of customer finance (excluding effect of foreign exchange translation) amounted to a net loss in the consolidated income statement of SEK 15 (gain of 350)
million
in 2022, of which net loss of SEK 17 (gain of 347
)

million relates to credits held as of December 31, 2022. This effect is presented within selling and administrative expenses.

Customer finance fair value reconciliation
	2022	2021
Opening balance	3,287	3,137
Additions	37,295	30,121
Disposals/repayments	(35,412)	(30,468)
Revaluation/amortization of interest	(151)	322
Translation difference	351	175
Closing balance	5,370	3,287
Of which non-current	415	568
Due to 5G buildout, the demand for customer financing solutions has continued to increase significantly. Most of such financing has been successfully transferred to banks.
Financial credit risk
Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.
The Company mitigates these risks by investing cash primarily in high rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds (see Liquidity risk section below). Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. For cross-currency derivatives a Credit Support Annex (CSA) to ISDA is signed to further reduce the credit risk by exchanging collateral weekly against market value. The Company has also moved some derivative exposures to clearing counterparties with daily settlement of margins.
At December 31, 2022, the credit risk in financial cash instruments was equal to the instruments’ carrying value. The expected credit losses on cash equivalents and interest-bearings securities classified as amortized cost were immaterial
. Credit exposure in derivative instruments was SEK 0.8 (0.3)
billion
.
Liquidity risk
The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, analyzed by contractual maturity, see note D4 “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements.

Cash, cash equivalents, interest bearing securities and derivative assets
2022	Rating or equivalent	< 3 M	3-12 M	1-5 Y	>5 Y	Total
Bank deposits		38,485	166	7	—	38,658
Other financial institutions		604	—	—	—	604
Type of issuer:
Governments	AA/ AAA	915	3,950	277	—	5,142
Corporates	A2/P2	1,283	—	—	—	1,283
Mortgage institutes	AAA	—	1,682	8,880	—	10,562
Derivative assets		323	385	277	136	1,121
		41,610	6,183	9,441	136	57,370

2021	Rating or equivalent	< 3 M	3-12 M	1-5 Y	>5 Y	Total
Bank deposits		44,758	104	11	—	44,873
Other financial institutions		247	—	—	—	247
Type of issuer:
Governments	AA/AAA	5,743	2,906	11,860	—	20,509
Corporates	A2/P2	4,226	—	—	—	4,226
Mortgage institutes	AAA	—	5,749	21,700	304	27,753
Derivative assets		118	199	—	—	317
		55,092	8,958	33,571	304	97,925
Refinancing risk
Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time. The Company mitigates the risk by having diversified funding sources through a mix of bonds and bilateral loans, with a spread of debt maturing over time. The funding strategy is flexible to enable pre-financing
before loan maturities and funding in various currencies. The average maturity of long-term borrowings is 3.8 years (3.5 years) at December 31, 2022. In addition to the existing funding programs, the Company has established a commercial paper program for short-term borrowings to complement the long-term borrowings. The commercial paper program remained unutilized at year end.
Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets. Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs 1)
	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	2,218	2,782
SEC Registered program (USD million) 2)	—	—	—
Commercial Paper Program (SEK million)	10,000	—	10,000

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.
In February 2022, the Company issued new EUR 750 million notes under the Euro Medium-Term Note program with maturity in 2027. In May 2022, the Company redeemed USD 1,000 million notes issued under the SEC Registered program. In December 2022, the Company established a Green Financing Framework to enable it to issue green bonds and other green financing instruments. The proceeds will be exclusively allocated to investments in energy efficiency and renewable energy. Bonds issued within the Green Financing Framework will be under the existing funding programs.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 4

Committed credit facilities
	Amount	Utilized	Unutilized
Multi-currency revolving credit facility (USD million)	2,000	—	2,000
In September 2022, the Company exercised one (of two)
one-year
extension option on the USD 2 billion sustainability-linked revolving credit facility. The facility does not have interest rates linked to credit rating or financial covenants but is linked to two of Ericsson’s sustainability KPIs.
The Green Financing Framework and the revolving credit facility were both unutilized at year end, and as such there was no accounting impact. Financial instruments arising from the use of these facilities will be assessed for accounting in future periods.
Fair valuation of the Company’s financial instruments
The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation as they are based on quoted prices in active markets for identical assets. For some of the Company’s financial assets and liabilities, especially derivatives, quoted prices are not readily available and fair values are calculated using market inputs such as interest rate quotes and currency rates.
For financial liabilities designated at fair value to profit and loss, the carrying amount reflects the effect in own credit spreads either in quoted prices or quoted Credit Default Swap (CDS) for Investment Grade companies.
Valuation hierarchy
–	Quoted market prices – level 1
Assets and liabilities are classified as level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

–	Valuation technique using observable inputs – level 2
Assets and liabilities classified as level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include cash equivalents (e.g. discounted papers, term deposits) and interest rate derivatives which are valued using interest rate yield curves. Other market observable inputs include credit spreads and FX forward rates. Inputs for base interest rates are quoted fixing rates, interest rates swaps and IBOR rates.
FX derivatives are valued by using observable forward rates, discounted using base interest rate curve. Valuation of foreign exchange options are made using the Black-Scholes formula. The value of credit risks in derivative contracts are monitored regularly. Derivative credit and debit valuations adjustments are calculated based on outstanding market values and default probabilities from the CDS market, and if effect on valuation is material, are included in the fair value of the derivatives.

–	Valuation technique using significant unobservable inputs – level 3
Assets and liabilities are classified as level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Apart from trade receivables and customer finance receivables, this valuation technique mainly applies to investment in shares and other participations whereby valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Using a market approach to valuation, unobservable inputs are generally determined via reference to observable inputs, historical observations or other analytical techniques.

Reconciliation of Level 3 fair value items
Investment in shares and participations
Opening balance	1,674
Additions	218
Disposals	(205)
Gains or losses 1)	291
Translation differences	8
Closing balance	1,986

1)	Table shows net gains or losses recognized in Other operating income or expenses, of which SEK 290 million unrealized gains relate to Level 3 assets held at the end of the year.
Financial instruments carried at amortized cost
Financial instruments, such as some cash equivalents, interest-bearing securities, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Financial instruments
	2022					2021
	Amortized	Fair	Fair value hierarchy level			Amortized	Fair	Fair value hierarchy level
SEK billion	cost	value	Level 1	Level 2	Level 3	cost	value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance	—	5.4	—	—	5.4	—	3.3	—	—	3.3
Interest-bearing securities	—	17.5	17.5	—	—	—	43.3	43.3	—	—
Cash equivalents 1)	—	15.7	—	15.7	—	—	26.0	—	26.0	—
Other financial assets	—	2.1	0.1	—	2.0	—	2.3	0.6	—	1.7
Other current assets	—	1.1	—	1.1	—	—	0.3	—	0.3	—
Assets at fair value through OCI
Trade receivable	—	48.4	—	—	48.4	—	45.4	—	—	45.4
Assets at amortized cost
Interest-bearing securities	0.4	—	—	—	—	0.3	—	—	—	—
Cash equivalents 1)	2.9	—	—	—	—	4.0	—	—	—	—
Other financial assets	0.6	—	—	—	—	0.5	—	—	—	—
Financial assets	3.9	90.2				4.8	120.6

Financial liabilities at designated
FVTPL
Parent Company borrowings	—	(29.6)	(16.7)	(12.9)	—	—	(31.4)	(19.5)	(11.9)	—
Financial liabilities at FVTPL
Other current liabilities	—	(2.6)	—	(2.6)	—	—	(0.8)	—	(0.8)	—
Liabilities at amortized cost
Trade payables	(38.4)	—	—	—	—	(35.7)	—	—	—	—
Borrowings	(3.3)	—	—	—	—	(0.4)	—	—	—	—
Financial liabilities	(41.7)	(32.2)				(36.1)	(32.2)
1)	Total Cash and cash equivalent is SEK 38.3 (54.1) billion, of which SEK 18.6 (30.0) billion relating to Cash equivalents are presented in the table above.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 5

Note F1, cont’d.

Market price risk in own shares and other listed equity investments
The Company is exposed to fluctuations in its own share price through share-based compensation for employees and the Board of Directors. Some of the plans are share-settled and some are cash-settled as further disclosed in note A1 “Significant accounting policies”, note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”
Share-based plans for employees
The obligation to deliver shares under the Long-Term Variable compensation programs (LTV) for the Executive Team is covered by holding Ericsson Class B shares as treasury stock. The cash flow exposure is managed through the holding of Ericsson Class B shares as treasury stock shall be sold to generate funds, which also cover social security payments, when shares are delivered to participants at the end of their service period.
Cash-settled plans to employees and the Board of Directors
In the case of synthetic share programs (a cash-settled program as defined in IFRS 2) to Board members and cash-settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a provision in the balance sheet. For further information about LTV, the cash- settled plans to employees and the synthetic share-based compensations to the Board of Directors, see note G2 “Information regarding members of the Board of Directors and Group management” and note G3 “Share-based compensation.”

Financial income and expenses

Financial income and expenses

	2022	2021	2020

Contractual interest on financial assets	717	360	665

of which on financial assets at amortized cost	251	148	148

Net revaluation gains and losses on financial assets	(146)	10	(103)

Other financial income	207	321	131

Financial income	778	691	693

Contractual interest on financial liabilities	(972)	(525)	(873)

of which on financial liabilities at amortized cost	(128)	(41)	(152)

Net revaluation gains and losses on financial liabilities	379	67	9

Lease interest expense	(464)	(426)	(490)

Net interest on pension liabilities 1)	(361)	(262)	(262)

Other financial expenses	(512)	(528)	(500)

Financial expenses	(1,930)	(1,674)	(2,116)

Net foreign exchange gains/losses	(1,259)	(1,547)	827

Financial income and expenses, net	(2,411)	(2,530)	(596)

Net gains and losses on financial instruments exclude effect of foreign exchange translations:

Financial instruments at fair value through profit or loss 2)	(2,552)	(534)	(257)

Financial liabilities designated at fair value through profit or loss	2,847	404	(121)

1)	Includes gains or losses on plan settlement.

2)
Excludes net loss from revaluation of customer finance receivables of SEK 15 million (net gain of SEK 350 million in 2021 and net loss of SEK 262 million in 2020), reported as Selling and administrative expenses, and net loss on revaluation of investments in shares and participations of SEK 205 million (net gain of SEK 784 million in 2021 and net gain of SEK 12 million in 2020) reported as Other operating income or expenses.

Financial assets, non-current

Financial assets, non-current
	2022			2021
	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current 1)	Other investments in shares and participations	Interest- bearing securities, non-current	Other financial assets, non-current 1)
Opening balance	2,258	30,626	6,217	1,519	21,613	4,842
Additions	218	13,583	1,249	184	30,305	1,054
Disposals/repayments/deductions	(205)	(29,523)	(481)	(229)	(13,547)	(959)
Amortization	—	—	(288)	—	—	—
Change in value in funded pension plans 2)	—	—	244	—	—	1,064
Revaluation	(205)	262	85	784	(75)	99
Reclassification	—	(5,784)	(542)	(1)	(7,670)	(1)
Translation differences	8	—	355	1	—	118
Closing balance	2,074	9,164	6,839	2,258	30,626	6,217
1)	Includes items such as pension surplus assets, tax credit receivables, deferred sales commissions and loans to associates.

2)	This amount includes asset ceiling. For further information, see note G1 “Post-employment benefits.”

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 6

Interest-bearing liabilities
As of December 31, 2022, the Company’s outstanding interest-bearing liabilities were SEK 32.9 (31.8) billion.

Interest-bearing liabilities (excluding lease obligations)

	2022	2021

Borrowings, current

Current part of non-current borrowings	2,865	9,459

Other borrowings, current	3,119	131

Total borrowings, current	5,984	9,590

Borrowings, non-current

Notes and bond loans	26,752	22,016

Other borrowings, non-current	194	225

Total borrowings, non-current	26,946	22,241

Total interest-bearing liabilities	32,930	31,831

Reconciliation of liabilities arising from financing activities
(including lease obligations)

	2022	2021

Opening balance	41,134	39,460

Cash flows

Proceeds from issuance of borrowings	10,755	7,882

Repayment of borrowings 1)	(16,029)	(5,791)

Other financing activities	315	(2,128)

Lease payments	(2,593)	(2,368)

Non-cash changes

Effect of foreign exchange movement	4,762	2,621

Revaluation due to changes in credit risk	(1,030)	(31)

Other changes in fair value	(2,888)	(415)

Acquisition of new lease contracts	1,986	2,009

Balances regarding acquired business	6,876	—

Other non-cash movements 1)	(1,054)	(105)

Closing balance	42,234	41,134
1)
Repayment in 2022 includes capped call received of SEK 0.6 billion (not classified as Borrowings) relating to convertible bonds repaid, therefore net repayment amount is lower. This is included in Other non-cash
movements above.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its
 U.S.
Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in note F1 “Financial risk management.” Total weighted average interest rate cost for the long-term funding during the year was 2.45% (1.75%).
The global economy continues to face multiple challenges due to the war in Ukraine
and the threat of recession affecting all major economies.
 Inflation rates have risen significantly across the world and central banks have raised interest rates in response. The higher short term interest rates increased interest payments on long-term borrowings as fixed coupons payments are swapped to floating rates. As all long-term borrowings are also denominated in either USD or Euro, interest payments and cost of borrowings in SEK have increased compared to prior years.

Notes, bonds and bilateral loans

Issued-maturing	Nominal amount	Coupon	Currency	Maturity date	Carrying value 2022	Changes in fair value due to changes in credit risk 2022	Cumulative changes in fair value due to changes in credit risk 2022	Carrying value 2021
Notes and bond loans
2012–2022	1,000	4.125%	USD	May 15, 2022	—	(58)	—	9,163
2017–2024	500	1.875%	EUR	Mar 1, 2024	5,392	(72)	46	5,297
2017–2025 1)	150	2.741%	USD	Dec 22, 2025	1,422	(50)	30	1,393
2020–2030 1)	200	3.020%	USD	Dec 30, 2030	1,682	(97)	18	1,825
2021–2029	500	1.000%	EUR	May 26, 2029	4,196	(286)	(312)	5,007
2022–2027	750	1.125%	EUR	Feb 8, 2027	7,119	(208)	(207)	—
Total notes and bond loans					19,811	(771)	(425)	22,685

Bilateral loans
2017–2023 2)	220		USD	Jun 15, 2023	2,292	(38)	6	2,033
2019–2024 3)	281		USD	July 31, 2024	2,925	(58)	4	2,608
2019–2025 2)	150		USD	Dec 18, 2025	1,555	(45)	(1)	1,400
2021–2028 3)	305		USD	Jun 21, 2028	2,981	(118)	(183)	2,692
Total bilateral loans					9,753	(259)	(174)	8,733

1)	Private Placement, Swedish Export Credit Corporation (SEK).

2)	Nordic Investment Bank (NIB), R&D project financing.

3)	European Investment Bank (EIB), R&D project financing.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 7

Section G – Employee related

Post-employment benefits
Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country.
The global economy continues to face multiple challenges due to the war in Ukraine and the threat of recession affecting all major economies. Short term inflation rates have risen significantly across the world and central banks have raised interest rates in response. Asset prices (equity and bonds) remain volatile in these market conditions.
The Company has updated the assumptions used to value the defined benefit pension liabilities based on the latest market conditions. Discount rates have increased, resulting in significant actuarial gain on remeasurement, although this is partly offset by higher inflation assumptions. Net actuarial gain on defined benefit obligations was SEK 29.0 billion. Plan assets also decreased due to market volatility in the year resulting in a remeasurement loss of SEK 14.1 billion. The net pension obligations decreased by SEK 8.7 billion compared to prior year.
Swedish plans
Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:
–
A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

–	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.
–
A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which according to IAS 19 is funded to 57% (51%) by the assets of Ericsson Pensionsstiftelse (a Swedish Pension Foundation). These liabilities, if valued using different methodology and assumptions established by the Swedish PRI Pensionsgaranti, are considered funded to more than 100% by the assets of Ericsson Pensionsstiftelse. There are no funding requirements for the Swedish plans.
The disability and survivors’ pension part of the
ITP-plan
is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.
The Company pays benefit directly to the pensioners as the obligations fall due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.
The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability.
Multi-employer plans
As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.
Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s collective funding ratio ranges from 125% to 175% and reflects the market value of Alecta’s plan assets as a percentage of its commitments to policy holders (both guaranteed and non-guaranteed),
measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 172% (172%) as of December 31, 2022. The Company’s share of Alecta’s saving premiums is 0.3%, the total share of active members in Alecta is 2.1%. The expected contribution to the plan is SEK 100 million for 2023.
Contingent liabilities / Assets pledged as collateral
Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 6.1 billion to PRI Pensionsgaranti at year end. PRI continuously measures the Company credit risk levels according to the credit insurance terms and conditions. The Company has agreed to pledge additional business assets worth SEK 750 million in the first quarter of 2023 as additional credit risk guarantee.
US plans
The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.
The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.
The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2022.
Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.
The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.
In June 2022, the trustees completed a bulk annuity transaction which transferred all risks relating to some of the defined benefit plan liabilities to insurance companies. This resulted in a settlement event, whereby defined benefit obligation of SEK 11 billion was discharged.
UK plans
The Company operates both defined benefit and defined contribution plans in the UK. All defined benefit plans in the UK are closed to future pension accrual.
The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 8

Note G1, cont’d.

and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.
The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.
The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.
In December 2022, the trustees purchased a bulk annuity
buy-in
contract (valued at SEK 2.3 billion) from an insurance company to secure all future payments to members of one of the UK pension plans.

This transfers risks associated with the plan to the insurance company, although, since the Company retains the legal responsibility to pay all scheme benefits, the plan liabilities remain on the balance sheet alongside the corresponding buy-in
assets.
Other plans
The Company also sponsors plans in other countries. The main plans are in Brazil, India and Ireland. The main pension plans in Brazil are wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.
The Provident Fund Plan in India is self-managed through a registered Exempted Trust and according to local legislation, investment returns shall be guaranteed at minimum rates of return specified by the government. The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors in the past.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet
	Sweden	US	UK	Other	Total
2022
Defined benefit obligation (DBO)	50,441	5,365	9,866	18,019	83,691
Fair value of plan assets	28,521	5,111	11,999	14,849	60,480
Deficit/surplus (+/–)	21,920	254	(2,133)	3,170	23,211
Plans with net surplus, excluding asset ceiling 1)	—	298	2,137	1,715	4,150
Provision for post-employment benefits 2)	21,920	552	4	4,885	27,361

2021
Defined benefit obligation (DBO)	58,754	18,463	17,071	19,255	113,543
Fair value of plan assets	29,876	18,254	19,427	13,798	81,355
Deficit/surplus (+/–)	28,878	209	(2,356)	5,457	32,188
Plans with net surplus, excluding asset ceiling 1)	—	450	2,802	610	3,862
Provision for post-employment benefits 2)	28,878	659	446	6,067	36,050
1)
Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current,
see note F3 “Financial assets,
non-current.”
The asset ceiling increased during the year to SEK 584 (540) million.

2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.
Total pension cost recognized in the Consolidated income statement
The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans.

Pension costs for defined contribution plans and defined benefit plans
	Sweden	US	UK	Other	Total
2022
Pension cost for defined contribution plans	1,192	542	128	1,209	3,071
Pension cost for defined benefit plans 1)	2,144	160	(22)	1,204	3,486
Total	3,336	702	106	2,413	6,557
Total pension cost expressed as a percentage of wages and salaries					8.9%

2021
Pension cost for defined contribution plans	1,199	460	138	1,084	2,881
Pension cost for defined benefit plans	1,920	97	(6)	931	2,942
Total	3,119	557	132	2,015	5,823
Total pension cost expressed as a percentage of wages and salaries					9.3%

2020
Pension cost for defined contribution plans	963	415	136	664	2,178
Pension cost for defined benefit plans	1,783	13	(4)	993	2,785
Total	2,746	428	132	1,657	4,963
Total pension cost expressed as a percentage of wages and salaries					8.1%

1)	For the UK plans, negative cost was due to interest income of SEK 355 million exceeding interest cost of SEK 312 million during the year.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	7 9

Note G1, cont’d.

Change in the net defined benefit obligation

Change in the net defined benefit obligation
	Present value of obligation 2022 1)	Fair value of plan assets 2022	Total 2022	Present value of obligation 2021 1)	Fair value of plan assets 2021	Total 2021
Opening balance	113,543	(81,355)	32,188	108,188	(73,611)	34,577
Included in the income statement 2)
Current service cost	2,772	—	2,772	2,644	—	2,644
Past service cost and gains and losses on settlements	311	—	311	1	—	1
Interest cost/income (+/–)	1,716	(1,475)	241	1,463	(1,240)	223
Taxes and administrative expenses	—	62	62	—	41	41
Other	43	1	44	10	(17)	(7)
	4,842	(1,412)	3,430	4,118	(1,216)	2,902
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	14,135	14,135	—	(3,526)	(3,526)
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	1,118	—	1,118	(49)	—	(49)
Actuarial gains/losses (–/+) arising from changes in financial assumptions	(29,031)	—	(29,031)	(287)	—	(287)
Experience-based gains/losses (–/+)	3,236	—	3,236	350	—	350
	(24,677)	14,135	(10,542)	14	(3,526)	(3,512)
Other changes
Translation difference	3,381	(3,297)	84	3,951	(3,764)	187
Contributions and payments from:
Employers 3)	(1,302)	(652)	(1,954)	(1,260)	(679)	(1,939)
Plan participants	334	(325)	9	285	(270)	15
Payments from plans:
Benefit payments	(1,806)	1,806	—	(1,825)	1,825	—
Settlements	(10,759)	10,755	(4)	(12)	—	(12)
Business combinations and divestments	—	—	—	84	(114)	(30)
Other	135	(135)	—	—	—	—
Closing balance	83,691	(60,480)	23,211	113,543	(81,355)	32,188

1)	The weighted average duration of DBO is 18.3 (20.4) years.
2)	Excludes the impact of the asset ceiling of SEK 55 (40) million in 2022.
3)	The expected contribution to the plans during 2023 is SEK 2.2 billion.

Present value of the defined benefit obligation
	Sweden	US	UK	Other	Total
2022
DBO, closing balance	50,441	5,365	9,866	18,019	83,691
Of which partially or fully funded	50,441	4,812	9,866	14,417	79,536
Of which unfunded	—	553	—	3,602	4,155

2021
DBO, closing balance	58,754	18,463	17,071	19,255	113,543
Of which partially or fully funded	58,754	17,805	17,071	15,574	109,204
Of which unfunded	—	658	—	3,681	4,339

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	80

Note G1, cont’d.

Asset allocation by asset type and geography 1)
	Sweden	US	UK	Other	Total	Of which unquoted 2)
2022
Cash and cash equivalents	1,151	184	449	88	1,872	6%
Equity securities	6,803	419	1,113	2,791	11,126	50%
Debt securities	14,114	3,646	5,818	8,539	32,117	28%
Real estate	5,577	—	199	603	6,379	100%
Investment funds	917	789	2,417	578	4,701	74%
Assets held by insurance company	—	—	1,872	1,717	3,589	100%
Other	(41)	73	131	533	696	15%
Total	28,521	5,111	11,999	14,849	60,480
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

2021
Cash and cash equivalents	1,100	500	1,468	46	3,114	33%
Equity securities	7,619	659	3,823	2,651	14,752	58%
Debt securities	14,427	15,817	12,705	7,999	50,948	44%
Real estate	5,157	—	195	594	5,946	100%
Investment funds	1,782	1,247	—	484	3,513	64%
Assets held by insurance company	—	—	—	1,597	1,597	100%
Other	(209)	31	1,236	427	1,485	69%
Total	29,876	18,254	19,427	13,798	81,355
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

1)	Asset class is presented based on the underlying exposure of the investment. This includes direct investment in securities or investment through pooled funds that invest in an asset class.
2)	Unquoted refers to assets classified as fair value level 2 and 3. Unquoted assets comprise mainly investments in pooled investment vehicles.
Actuarial assumptions

Financial and demographic actuarial assumptions
	2022			2021
	Sweden	US	UK	Sweden	US	UK
Financial assumptions
Discount rate	2.0%	5.4%	4.9%	0.6%	2.7%	1.8%
Inflation rate	2.3%	2.5%	3.1%	2.0%	2.5%	3.2%
Salary increase rate	2.8%	3.0%	—	2.8%	3.5%	—
Demographic assumptions
Life expectancy after age 65 in years	23	22	23	23	23	23

Actuarial assumptions are assessed on a quarterly basis. See also note A1 “Significant accounting policies” and note A2 “Critical accounting estimates and judgments.”
Sweden
The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2022, the discount rate applied in Sweden was 2.0% (0.6%). If the discount rate had been based on Swedish covered mortgage bonds, the discount rate as of December 31, 2022 would have been 3.9% (2.1%). If the discount rate based on Swedish covered mortgage bonds had been applied for the pension liability calculation, the DBO at December 31, 2022 would have been approximately SEK 16.5 (18.8) billion lower.
US and UK
The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.
Higher corporate bond discount rates were used to value pensions liabilities in the US and UK plans at year end hence lowering the liabilities, although this was partially offset by higher inflation rate in the UK.

Total remeasurements in Other comprehensive income related to post-employment benefits
	2022	2021
Actuarial gains and losses (+/–)	8,943	3,255
The effect of asset ceiling	127	25
Swedish special payroll taxes	1,599	257
Total	10,669	3,537

Sensitivity analysis of significant actuarial assumptions, SEK billion
	2022
Impact on the DBO of a change in assumptions	Sweden	US	UK
Financial assumptions
Discount rate -0.5%	5.9	0.3	0.9
Discount rate +0.5%	(5.2)	(0.2)	(0.8)
Inflation rate -0.5%	(4.1)	—	(0.6)
Inflation rate +0.5%	7.0	—	0.6
Salary increase rate -0.5%	(1.8)	—	—
Salary increase rate +0.5%	1.9	—	—
Demographic assumptions
Longevity - 1 year	(2.4)	(0.1)	(0.3)
Longevity + 1 year	2.4	0.1	0.3

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 1

Information regarding members of the Board of Directors and Group management
Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/portion of Board fee	Value at grant date of synthetic shares allocated in 2022	Number of previously allocated synthetic shares outstanding	Net change in value of synthetic shares 1)	Committee fees	Total fees paid in cash 2)	Total remuneration 2022		Total remuneration 2021
			A		B		C	(A+B+C)
Board member
Ronnie Leten	4,375,000	—	—	94,954	(2,501,774)	385,000	4,760,000	2,258,226		4,487,599
Helena Stjernholm	1,100,000	6,669 /50%	549,992	23,547	(1,182,457)	180,000	730,000	97,535		1,441,705
Jacob Wallenberg	1,100,000	10,003 /75%	824,947	35,323	(1,773,786)	180,000	455,000	(493,839)		1,375,710
Jon Fredrik Baksaas	1,100,000	6,669 /50%	549,992	30,007	(1,519,416)	205,000	755,000	(214,424)		1,250,514
Jan Carlson	1,100,000	10,003 /75%	824,947	35,323	(1,773,786)	455,000	730,000	(218,839)		1,512,156
Nora Denzel	1,100,000	3,334 /25%	274,955	11,772	(591,164)	180,000	1,005,000	688,791		1,240,674
Börje Ekholm	—	—	—	—	—	—	—	—		150,241
Carolina Dybeck Happe	1,100,000	10,003/75%	824,947	—	(215,765)	—	—	609,182		—
Eric A. Elzvik	1,100,000	3,334/25%	274,955	11,772	(591,164)	475,000	1,300,000	983,791		1,480,674
Kurt Jofs	1,100,000	3,334/25%	274,955	19,378	(459,865)	635,000	1,460,000	1,275,090		1,598,923
Kristin S. Rinne	1,100,000	6,669/50%	549,992	14,005	(999,684)	205,000	755,000	305,308		1,371,568

Employee Representatives
Torbjörn Nyman	43,500	—	—	—	—	22,500	66,000	66,000		43,500
Anders Ripa	43,500	—	—	—	—	12,000	55,500	55,500		27,000
Kjell-Åke Soting	43,500	—	—	—	—	15,000	58,500	58,500		39,000
Annika Salomonsson 4)	28,500	—	—	—	—	—	28,500	28,500		—
Ulf Rosberg (deputy)	43,500	—	—	—	—	—	43,500	43,500		22,500
Loredana Roslund (deputy)	43,500	—	—	—	—	—	43,500	43,500		27,000
Roger Svensson	—	—	—	—	—	—	—	—		7,500
Per Holmberg (deputy)	—	—	—	—	—	—	—	—		21,000
Total	14,521,000	60,018	4,949,682	276,081	(11,608,861)	2,949,500	12,245,500	5,586,321	3)	16,097,264

1)
The difference in value as of the time for payment, compared to December 31, 2021, for synthetic shares allocated in 2017 (for which payment was made in 2022). The difference in value as of December 31, 2022 compared to December 31, 2021, for synthetic shares allocated in 2018, 2019, 2020 and 2021. Calculated on a share price of SEK 60.90. The difference in value as of December 31, 2022, compared to grant date for synthetic shares allocated in 2022. The value of synthetic shares allocated in 2018, 2019, 2020 and 2021 includes respectively SEK 1.00, SEK 1.50, SEK 2.00 and SEK 2.50 per share in compensation for dividends resolved by the Annual General Meetings 2019, 2020, 2021 and 2022 and the value of the synthetic shares allocated in 2017 includes dividend compensation for dividends resolved in 2018, 2019, 2020 and 2021.

2)	Committee fee and cash portion of the Board fee.
3)	Excluding social security charges in the amount of SEK 1,102,787.
4)	Appointed deputy employee representative Board member as of March 29, 2022.

Comments to the table
–	The Chair of the Board was entitled to a Board fee of SEK 4,375,000 and a fee of SEK 205,000 as Chair of the Finance Committee and a fee of SEK 180,000 as member of the Remuneration Committee.
–
The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 1,100,000 each. In addition, the Chair of the Audit and Compliance Committee was entitled to a fee of SEK 475,000 and the other non-employee
members of the Audit and Compliance Committee were entitled to a fee of SEK 275,000 each. The Chairs of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 205,000 each and the other non-employee
members of these Committees were entitled to a fee of SEK 180,000 each.

–
Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

–
Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

–
The Annual General Meeting 2022 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.
The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson’s Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2022; SEK 82.47. The number of synthetic shares is rounded down to the nearest whole number of shares.
The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end
financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2027. The amount payable shall be determined based on the volume-weighted average price for shares of Ericsson’s Class B during the five trading days immediately following the publication of the year-end
financial statement.
Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2017 occurred in 2022. The amounts paid in 2022 under the synthetic share programs were determined based on the volume-weighted average price for Ericsson’s Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end
financial statements for 2021:

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 2

Note G2, cont’d.

SEK 113.09 and totalled SEK 7,865,764 excluding social security charges. The payments made do not constitute a cost for the Company in 2022. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2022, is disclosed in the table above “Remuneration to members of the Board of Directors”.
The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2022, the total outstanding number of synthetic shares under the programs is 336,099 and the total accounted debt is SEK 21,951,066.
Remuneration to the Group management
The Company’s costs for remuneration to the Group management are the costs recognized in the income statement during the financial year. These costs are disclosed under Remuneration costs below.
Costs recognized during a financial year in the income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under Outstanding balances.
Remuneration costs
The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Team (ET), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management (the Guidelines) as approved by the Annual General Meeting (AGM) of shareholders held in 2020.

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO 2022	President and CEO 2021	President and CEO 2020	Other members of ET 2022 3)	Other members of ET 2021	Other members of ET 2020	Total 2022	Total 2021	Total 2020
Salary 1)	19,154,852	18,208,859	17,727,726	132,945,295	110,043,431	98,063,266	152,100,147	128,252,290	115,790,992
Termination benefits	—	—	—	25,503,967	—	—	25,503,967	—	—
Annual variable remuneration provision earned for the year	—	—	—	90,908,181	52,507,185	37,992,529	90,908,181	52,507,185	37,992,529
Long-term variable compensation provision	41,125,015	43,701,650	41,110,656	43,688,149	48,260,833	41,237,506	84,813,164	91,962,483	82,348,162
Pension costs 2)	9,856,121	9,569,049	9,113,376	42,248,588	40,886,802	39,685,920	52,104,709	50,455,851	48,799,296
Other benefits	135,743	555,688	770,276	20,167,043	11,199,631	14,360,413	20,302,786	11,755,319	15,130,689
Social charges and taxes	22,079,378	22,633,474	21,592,463	60,745,133	57,469,705	52,289,551	82,824,511	80,103,179	73,882,014
Total	92,351,109	94,668,720	90,314,497	416,206,356	320,367,587	283,629,185	508,557,465	415,036,307	373,943,682

1)	Includes compensation for unused vacation days.
2)	Includes cash payments to the President and CEO in lieu of defined contribution payment in a cost neutral way to Ericsson.
3)
Does not include cash compensation paid to Rory Read during 2022 amounting to MUSD 32.76 for acceleration of existing restricted and performance stock units in Vonage Holdings Corp. (Vonage). Further information is included in the “Remuneration report”.

Comments to the table
–
Fredrik Jejdling was appointed Executive Vice President by the Board of Directors effective November 7, 2017. He did not substitute the President and CEO as the deputy to the President and CEO in 2022. Information regarding Fredrik Jejdling is included in the group “Other members of ET.” The details of Fredrik Jejdling’s remuneration in 2022 can be found in the Remuneration report 2022.

–
Arun Bansal was appointed as Executive Vice President by the Board of Directors effective June 10, 2020. He did not substitute the President and CEO as the deputy to the President and CEO in 2022. He was relieved from his duties as Executive Vice President from June 1, 2022. Information regarding Arun Bansal is included in the group “Other members of ET”. The details of Arun Bansal’s remuneration in 2022 corresponding to the period until he was appointed as Executive Vice President can be found in the Remuneration report 2022.

–
The group “Other members of ET 2022” comprises of the following persons: MajBritt Arfert, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Stella Medlicott, Carl Mellander, Nunzio Mirtillo, Fadi Pharaon and Asa Tamsons. In addition, Scott Dresser joined ET on March 21, 2022, George Mulhern, Moti Gyamlani
and
Per Narvingar joined ET on June 1, 2022
and
Rory Read joined ET on July 21, 2022, Xavier Dedullen (left ET effective March 21, 2022 and Ericsson November 30, 2022), Jan Karlsson (left ET effective June 1, 2022), Peter Laurin (left ET effective June 1, 2022 and Ericsson August 14, 2022) and Arun Bansal (left ET effective June 1, 2022 and Ericsson December 31, 2022).

–
The group “Other members of ET 2021” and “Other members of ET 2020” comprises of the following 14 persons: MajBritt Arfert, Arun Bansal, Xavier Dedullen, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Jan Karlsson, Peter Laurin, Stella Medlicott, Carl Mellander, Nunzio Mirtillo, Fadi Pharaon and Asa Tamsons.

–	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2022 as well as other contracted compensation expenses in 2022.
–	“Long-term variable compensation provision” refers to the compensation costs for full year 2022 for all outstanding share-based plans.
Outstanding balances
The Company has recognized the following liabilities relating to unpaid remunerations in the balance sheet:
–
Ericsson’s commitments for defined benefit based pensions as of December 31, 2022, for other members of ET under IAS 19 amounted to 2022: SEK 37.6 million, 2021: SEK 47.4 million of which 2022: SEK 30.0 million, 2021: SEK
32.9

million refers to the ITP and early retirement, and the remaining 2022 SEK 7.7 million, 2021 SEK 14.5 million to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

–	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 3

Share-based compensation

Accounting treatment of Long-Term Variable Compensation Programs
In note A1” Significant accounting policies”, the overall accounting policies for share-based payments within the Company are disclosed. In summary:
–	Share-settled programs, the total compensation expense is calculated based on the fair value (FV) at grant date and recognized over the service period of three years.
–
Cash-settled plans, the accounting principles are the same as for any other accruals or provisions. Prior to payout an accrual or provision is recognized every period based on the present period’s best estimate of the total amount. Any difference between total payout and the sum of accruals of provisions is recognized in the income statement in the period of final payout.

Long-Term Variable Compensation
All long-term variable compensation programs have been designed to form a part of a well-balanced total remuneration package and in general to span over a minimum of three years (service period). As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.
Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the shareholders approved the new Long-Term Variable Compensation Program (LTV) for the Executive Team (ET). The Company also introduced the new Executive Performance Plan (EPP) for senior managers and the Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.
All new programs are share-based payment programs as defined by IFRS 2 “Share-based Payment,” either share- or cash-settled.
Share-Settled Programs
Long-Term Variable Compensation Program for the Executive Team
The Long-Term Variable Compensation Program for the ET as approved by the shareholders, is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value.
Awards under LTV (Performance Share Awards) are granted to the participants, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (vesting period). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of performance criteria which are defined specific to each year’s program when the program is introduced.
Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program (performance period). The performance criteria for the currently running LTV and EPP are summarized in the below table along with the satisfaction and achieved vesting levels for the ones which the performance period have lapsed. It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards to be eligible for receiving the performance awards.
Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.
When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.

LTV and EPP performance criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting Opportunity (linear pro-rata)		Achievement		Achieved Vesting Level
2022	2022 Group operating income (EBIT)	Range (SEK billion): 24.1–34.1	45%	Jan 1, 2022–Dec 31, 2022	0%–200%		SEK 32.2 billion	2)	162.76%
2022	Absolute TSR	Range: 6%-14%	25%	Jan 1, 2022–Dec 31, 2024	0%–200%
2022	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2022–Dec 31, 2024	0%–200%	1)
2022	Group Environmental, Social and Governance (“ESG”)	CO2e emissions (ktonnes): 265–200	5%	Jan 1, 2022–Dec 31, 2024	0%–200%
		Increasing the representation of women leaders in the Ericsson Group: Range 22%–24%	5%	Jan 1, 2022–Dec 31, 2024	0%–200%
2022 Total			100%		0%–200%
2021	2021 Group operating income (EBIT)	Range (SEK billion): 15.0–24.0	50%	Jan 1, 2021–Dec 31, 2021	0% –200%		SEK 27.4 billion	2)	200%
2021	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2021–Dec 31, 2023	0% –200%
2021	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2021–Dec 31, 2023	0% –200%	1)
2021 Total			100%		0% –200%
2020	2020 Group operating income (EBIT)	Range (SEK billion): 19.1–27.9	50%	Jan 1, 2020–Dec 31, 2020	0% –200%		SEK 29.1 billion	3)	200%
2020	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2020–Dec 31, 2022	0% –200%		(6.65)%		0.00%
2020	Relative TSR	Ranking of Ericsson: 6–2	20%	Jan 1, 2020–Dec 31, 2022	0%–200%	1)	12 out of 11		0.00%
2020 Total			100%		0% –200%				100.00%
2019	2019 Group operating income (EBIT)	Range (SEK billion): 10.0–20.0	50%	Jan 1, 2019–Dec 31, 2019	0% –200%		SEK 20.4 billion	4)	200%
2019	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2019–Dec 31, 2021	0% –200%		9.00%		74.89%
2019	Relative TSR	Ranking of Ericsson: 7–2	20%	Jan 1, 2019–Dec 31, 2021	0% –200%	1)	6.52 out of 12		19.39%
2019 Total			100%		0% –200%				126.35%

1)
The portion of the Performance Share Awards granted to a participant based on the relative TSR performance condition is subject to fulfilment of the related performance criteria over the performance period compared to Peer Groups consisting of 11 companies for the program year 2022, 2021 and 2020 and 12 companies for the program years 2019. The vesting of the Performance Share Awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the peer group at the end of the performance period.

2)	Excludes restructuring charges and items not included in target performance criterion.
3)	Excludes restructuring charges.
4)
Excludes
fines and similar related to the United States Department of Justice (DOJ) / U.S. Securities and Exchange Commission (SEC) resolution, including payments required pursuant to the DOJ Plea Agreement announced by the Company on March 2, 2023.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 4

Note G3, cont’d.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors is entitled to decide that participants may, instead, be offered cash settlement.
All major decisions relating to outcome of LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.
2022 Long-Term Variable Compensation Program for the Executive Team (LTV 2022)
LTV 2022 was approved at the Annual General Meeting (AGM) of shareholders held in 2022 and includes all members of the ET, a total of 15 ET members in 2022, including the President and CEO.
The participants were granted Performance Share Awards on May 18, 2022. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 190% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2021.
Having evaluated the ongoing long-term variable compensation programs and considering investor input obtained, the Remuneration Committee and the Board of Directors proposed to the Annual General Meeting of shareholders 2022 a long-term variable compensation program 2022 for the Executive Team similar to the long-term variable compensation program 2021 adding a Group Environmental, Social and Governance performance criterion (“ESG”). The purpose is to further strengthen Ericsson’s commitment to long-term sustainability and responsible business. Hence again a one-year
Group operating income (EBIT) target measured over the period January 1, 2022 to December 31, 2022 was included as a performance condition for LTV 2022 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2021, LTV 2020 and LTV 2019 however with different weights.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2022 to December 31, 2024 (the performance period). The criteria related to ESG are split into two sub-components:
reducing carbon dioxide equivalent (“CO
2
e”) emissions in the Ericsson Group’s own activities and increasing the representation of women leaders in the Ericsson Group. The ESG performance criteria are being measured over the period January 1, 2022 to December 31, 2024 (the performance period).
The Remuneration Committee and the Board decided to propose a long-term variable remuneration program for 2023 with a similar structure as the long-term variable remuneration program for 2022 to the 2023 Annual General Meeting.
The performance criteria for LTV 2022 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2022 under Item 16.
The Board of Directors resolved on the achieved vesting level for the 2022 Group operating income (EBIT) performance criteria as 162.76% for this portion of the Performance Share Awards granted based on the 2022 Group operating income (EBIT) outcome.
2021 Long-Term Variable Compensation Program for the Executive Team (LTV 2021)
LTV 2021 was approved at the Annual General Meeting (AGM) of shareholders held in 2021 and includes all members of the ET, a total of 15 ET members in 2021, including the President and CEO.
The participants were granted Performance Share Awards on May 3, 2021. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 190% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2020.
Following evaluation of the previously introduced Long-term variable compensation programs, the Board of Directors decided to use the same performance criteria for LTV 2021 as the ones used for LTV 2020, LTV 2019 and LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2022 targets. Hence again a one-year
Group operating income (EBIT) target measured over the period January 1, 2021 to December 31, 2021 was included as a performance condition for LTV 2021 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2020, LTV 2019 and LTV 2018.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2021 to December 31, 2023 (the performance period).
The performance criteria for LTV 2021 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2021 under Item 16.
The Board of Directors resolved on the achieved vesting level for the 2021 Group operating income (EBIT) performance criteria as 200% for this portion of the Performance Share Awards granted based on the 2021 Group operating income (EBIT) outcome.
2020 Long-Term Variable Compensation Program for the Executive Team (LTV 2020)
LTV 2020 was approved at the Annual General Meeting (AGM) of shareholders held in 2020 and includes all members of the ET, a total of 15 ET members in 2020, including the President and CEO.
The participants were granted Performance Share Awards on April 1, 2020. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter of 2019.
Following evaluation of the previously introduced Long-term variable compensation programs, the Board of Directors decided to use the same performance criteria for LTV 2020 as the ones used for LTV 2019 and LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year
Group operating income (EBIT) target measured over the period January 1, 2020 to December 31, 2020 was included as a performance condition for LTV 2020 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2019, LTV 2018 and LTV 2017.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2020 to December 31, 2022 (the performance period).
The performance criteria for LTV 2020 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2020 under Item 17.
The Board of Directors resolved on the achieved vesting level for the 2020 Group operating income (EBIT) performance criteria as 200% for this portion of the Performance Share Awards granted based on the 2020 Group operating income (EBIT) outcome.
The Board of Directors also resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as
0.00
% and
0.00
% based on the achievement results of
-6.65%
absolute TSR and 12th ranking for relative TSR respectively, which resulted in an overall achieved vesting level of 100.00% for LTV 2020 as illustrated in the table LTV and EPP Performance Criteria on the prior page.
2019 Long-Term Variable Compensation Program for the Executive Team (LTV 2019)
LTV 2019 was approved at the AGM 2019 and includes a total of 14 ET members in 2019, including the President and CEO, but excluding Helena Norrman

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 5

Note G3, cont’d.

who was not granted LTV 2019 due to her resignation, and Stella Medlicott and Fadi Pharaon who carried over their EPP entitlements for 2019 after their appointments to the ET.
The participants were granted Performance Share Awards on May 18, 2019. The value of the underlying shares in respect of the Performance Share Awards made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Awards entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2019.
Following evaluation of the previously introduced Long-Term Variable Compensation Programs, the Board of Directors decided to use the same performance criteria for LTV 2019 as the ones used for LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year
Group operating income (EBIT) target measured over the period January 1, 2019 to December 31, 2019 was included as a performance condition for LTV 2019 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2018 and LTV 2017.
The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2019 to December 31, 2021 (the performance period).
The performance criteria for LTV 2019 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2019 under Item 17.
The Board of Directors resolved on the achieved vesting level for the 2019 Group operating income (EBIT) performance criteria as 200% for this portion of the Performance Share Awards granted based on a 2019 Group operating income (EBIT) outcome excluding fines and similar related to the United States Department of Justice (DOJ) /
U.S
Securities and Exchange Commission (SEC) resolutions.
The Board of Directors also resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as 74,89% and
19,39
% based on the achievement results of 9.00% absolute TSR and 6.52th ranking for relative TSR respectively. Which resulted in an overall achieved vesting level of 126.35% for LTV 2019 as illustrated in the table LTV and EPP Performance Criteria on the prior page.
Delivery of shares under LTV 2019 to CEO and entitled ET members is still on hold given the enforcement actions. Given this position, the vesting (and delivery) of the shares is postponed to a later date; namely, until such time as the Chairman of the Board together with the CLO authorize the final vesting of shares under the LTV 2019. The LTV 2019 plan provides for delayed vesting.
Cash-Settled Plans
Executive Performance Plans (EPP)
The Executive Performance Plan (EPP) is a cash-settled plan which uses the same performance criteria as the ones under the respective year’s long-term variable compensation program for the ET.
Senior managers, except for the members of the ET, are selected as participants to EPP annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles.
There are two award levels, high and regular, which represent the potential award levels as a percentage of the participant’s annual gross salary, which are determined separately by the Board of Directors for each year’s plan before the plan is launched. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV. The three-year vesting period is the same as for the LTV. The vesting level of the award is subject to the achievement of the same performance criteria over the same performance period defined for the respective year and generally requires that the participant retains his or her employment over the vesting period.
At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.
Executive Performance Plan 2022 (EPP 2022)
165 senior managers were selected to participate in EPP 2022. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA/Canada. The regular and high award levels are set at 35% and 45% respectively in the USA/Canada.
Executive Performance Plan 2021 (EPP 2021)
159 senior managers were selected to participate in EPP 2021. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA. The regular and high award levels are set at 25% and 35% respectively in the USA.
Executive Performance Plan 2020 (EPP 2020)
155 senior managers were selected to participate in EPP 2020. The regular award level is set at 15% and the high award level is set at 25% for all countries except for the USA. The regular and high award levels are set at 25% and 35% respectively in the USA.
Executive Performance Plan 2019 (EPP 2019)
161 senior managers were selected to participate in EPP 2019. The regular award level is set at 15% and the high award level is set at 22.5%.
The awards under EPP 2019 were paid in 2022 at the end of the vesting period and EPP 2019 was officially closed.
Key Contributor Plans (KC Plans)
The KC Plan is a cash-settled retention plan. Employees, except for senior managers and the members of the ET, are selected as participants to KC Plan annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. Participants are assigned a potential award based on a percentage of their annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV.
The KC Plan is a retention plan, therefore there are no performance criteria for vesting of awards. In general, there is a three-year service period for receiving the award in full and the award is subject only to continued employment during the service period. As of the KC 2019 plan the total service period is three years, however the payout is distributed over the entire service period with staggered payments according to the below schedule:
–	25% of the award to be paid at the end of the first year,
–	25% of the award to be paid at the end of the second year, and
–	the remaining 50% of the award to be paid at the end of the third year.
Accounting wise, the plans with three staggered payments are seen as three separate tranches. The tranches are accounted for as separate awards and accrued in parallel with the same grant date but different vesting dates. The consequence of the staggered payments is a front-end

loaded cost for these plans. The accounting model is referred to as staged vesting.
The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the service period. At the end of the service period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the vesting date, and this final amount is paid to the participant in cash gross before tax.
Key Contributor Plan 2022 (KC Plan 2022)
7,704 employees were selected to participate in KC Plan 2022. There are at multiple levels between 10% - 40% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).
Key Contributor Plan 2021 (KC Plan 2021)
7,246 employees were selected to participate in KC Plan 2021. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 6

Note G3, cont’d.

Key Contributor Plan 2020 (KC Plan 2020)
7,007 employees were selected to participate in KC Plan 2020. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans).
Key Contributor Plan 2019 (KC Plan 2019)
6,941 employees were selected to participate in KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary.

The total service period is three years, however the payout is distributed over the entire service period with staggered payments as explained under Key Contributor Plans (KC Plans) and was officially closed in 2022.
Number of shares and synthetic shares
The awards granted to the participants of the LTV programs and the development of the granted shares over time, considering the fulfilment of performance conditions, are displayed in the below table, together with the number of synthetic shares for the EPP and KC plans.

Number of shares and synthetic shares
(million)	Executive team programs					Of which the President and CEO
Share-settled programs	LTV 2022	LTV 2021	LTV 2020	LTV 2019	Total	LTV 2022	LTV 2021	LTV 2020	LTV 2019	Total
Maximum shares required	2.0	2.1	2.5	3.0	9.6	—	—	—	—	—
Granted shares	0.7	0.6	0.9	0.6	2.8	0.3	0.3	0.4	0.3	1.3
Outstanding number of shares beginning of 2022	—	0.9	1.3	0.8	3.0	—	0.5	0.6	0.3	1.4
Exercised during 2022	—	—	—	—	—	—	—	—	—	—
Forfeited during 2022	—	—	—	—	—	—	—	—	—	—
Increase/decrease due to performance condition 2022	0.2	—	(0.4)	—	(0.2)	0.1	—	(0.2)	—	(0.1)
Outstanding number of shares end of 2022	0.9	0.9	0.9	0.8	3.5	0.4	0.5	0.4	0.3	1.6
	Executive performance program					Key contributors plans
Cash-settled plan	EPP 2022	EPP 2021	EPP 2020	EPP 2019	Total	KC 2022	KC 2021	KC 2020	KC 2019	Total
Synthetic shares	1.1	1.1	1.0	—	3.2	9.5	5.4	5.0	—	19.9

Compensation expense
The compensation expense is based on the FV and the number of shares or synthetic shares. The compensation expense for the share-settled long-term variable compensation programs for the President and CEO and the ET during 2022 was SEK 89 million.

The compensation expense for the EPP and the KC Plans during 2022, which are cash settled, was SEK 5 million and SEK 356 million respectively as shown in the table Compensation expense for LTV 2019-2022 below. The total compensation expense during 2022 amounted to SEK 450 (1,346) million. The total provision for the cash-settled plans amounted to SEK 985 (1,591) million, including social charges of SEK 120 (190) million, at the end of 2022.

Compensation expense for LTV 2019–2022

Share-settled programs	2022	2021	2020	2019	Total
LTV 2022	12	—	—	—	12
LTV 2021	36	24	—	—	60
LTV 2020	31	31	23	—	85
LTV 2019	10	28	28	17	83
Total executive team programs	89	83	51	17	240
Of which the President and CEO	41	38	24	8	111
Cash-settled plans
EPP 2022	12	—	—	—	12
EPP 2021	15	17	—	—	32
EPP 2020	(19)	56	34	—	71
EPP 2019	(3)	14	50	11	72
Total executive performance plans	5	87	84	11	187
KC 2022	280	—	—	—	280
KC 2021	89	355	—	—	444
KC 2020	5	376	523	—	904
KC 2019	(18)	194	335	248	759
Total key contributor plans	356	925	858	248	2,387
Total cash-settled plans	361	1,012	942	259	2,574
Total compensation expense	450	1,095	993	276	2,814

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 7

Note G3, cont’d.

Fair value
The compensation expense for the share-settled plans is based on FV and the number of shares. The FV for the LTV programs includes adjustments for absolute and relative TSR development performance criteria at the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The performance criteria of the LTV program are also based on the outcome of the Group operating income (EBIT) as per fiscal years 2022, 2021 and 2020. The FV for the Group operating income (EBIT) performance criteria is calculated as the share price at grant date, reduced by the net present value of the dividend expected during the three-year vesting period. For the performance criteria the number of shares is adjusted in relation to the achievement level of the performance criteria at the end of the performance period.
The compensation expense for the cash-settled plans is based on the FV and the number of synthetic shares allocated. The FV for the EPP includes the same criteria as the share-settled plans and calculated in a similar way, however reassessed quarterly with updated criteria. The FV for the KC Plans are the share price reduced by the net present value of the dividend expected during the service period. The KC Plans 2022, 2021 and 2020 have three FV based on the three different service periods. The FV per performance criteria and program is shown in the table Fair values below.

Fair values (SEK)
Executive team programs	LTV 2022	LTV 2021	LTV 2020	LTV 2019
Share price at grant	78.88	116.66	78.88	90.70
Fair value Absolute TSR	41.18	113.47	54.69	87.92
Fair value ESG - Environmental	71.45	—	—	—
Fair value ESG - Social	71.45	—	—	—
Fair value Relative TSR	54.48	108.61	98.06	94.63
Fair value Group operating income (EBIT)	71.45	110.70	74.22	86.94
Executive performance plans	EPP 2022	EPP 2021	EPP 2020	EPP 2019
Fair value Absolute TSR	10.53	3.63	—	78.88
Fair value ESG - Environmental	54.37	—	—	—
Fair value ESG - Social	54.37	—	—	—
Fair value Relative TSR	17.08	1.39	—	78.88
Fair value Group operating income (EBIT)	54.37	56.79	59.31	78.88
Key contributor plans	KC 2022	KC 2021	KC 2020	KC 2019
Fair value - Tranche 1	59.31	94.13	109.80	84.12
Fair value - Tranche 2	56.79	59.31	94.13	111.78
Fair value - Tranche 3	54.37	56.79	59.31	78.88

Payout of Cash-settled Plan
During 2022 four plans vested: EPP 2019 and KC Plan 2019 tranche 3 (vesting May 18) and KC Plan 2020 tranche 2 and KC Plan 2021 tranche 1 (vesting February 18). The share price for the plan that vested February 18 was SEK
94.13 and for the plans that vested May 18 SEK 78.88 and the accumulated payout to the participants amounted to SEK 784 million.
The Ericsson share purchase plan (ESPP)
Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the new Ericsson share purchase plan was launched in November 2021. At the end of 2022 the plan is implemented in 79 countries to approximately 90,500 eligible employees. Further deployment will be pursued in additional countries where possible in line with local statutory legislation during 2023.
The ESPP is an
all-employee
share purchase plan that enables employees to purchase Ericsson
B-shares
up to a maximum value of SEK 50,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and will cover the tax on the Company supported amount, which is payable via payroll. Under the ESPP participants will acquire Ericsson B shares at market price on the stock exchange and the ESPP does therefore not have any dilutive effect.

Ericsson share purchase plan
Eligible employees	Number of countries with ESPP	Number of participants	Take-up rate – percent of eligible employees
90,500	79	16,319	18.0%
Option agreements
Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson Class B share from the shareholders at a strike price of SEK 80 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a seven-year period. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.
In 2019 Investor AB, shareholder of Ericsson, made an offer to the Board Chairs of its listed core investment to purchase call options relating to shares in the respective core investment. Following this offer, Ronnie Leten, Chair of the Board of Directors, entered into such a call option agreement with Investor AB with respect to Ericsson Class B share. Under the agreement, Investor AB has issued 128,452 call options to Ronnie Leten on market terms (valuation conducted, using the Black & Scholes model, by an independent third party) and Ronnie Leten has purchased these call options for a purchase price of SEK 15.57 per call option. Each call option entitles the purchase of one Ericsson Class B share from Investor AB at a strike price of SEK 87.97 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a four-year period starting February 5, 2019. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the period.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 8

Employee information
Employee numbers, wages and salaries

Average number of employees by gender and market area
	2022			2021
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	5,700	20,902	26,602	5,470	20,828	26,298
North East Asia	4,376	8,711	13,087	4,579	9,323	13,902
North America	2,471	8,415	10,886	2,269	7,999	10,268
Europe and Latin America 1)	12,017	34,637	46,654	11,581	34,336	45,917
Middle East and Africa	883	3,629	4,512	823	3,549	4,372
Total	25,447	76,294	101,741	24,722	76,035	100,757
1) Of which in EU	9,006	26,259	35,265	8,728	25,971	34,699
Of which in Sweden	3,408	10,635	14,043	3,173	10,237	13,410

Number of employees by market area at year-end
	2022	2021
South East Asia, Oceania and India	27,761	26,369
North East Asia	13,207	13,091
North America	11,993	10,344
Europe and Latin America 1)	48,023	47,064
Middle East and Africa	4,545	4,454
Total	105,529	101,322
1) Of which in EU	36,594	35,950
Of which in Sweden	14,481	14,183

Number of employees by gender and age at year-end 2022
	Women	Men	Percent of total
Under 25 years old	1,543	2,435	4%
25–35 years old	9,848	21,790	30%
36–45 years old	8,051	27,595	34%
46–55 years old	5,261	18,646	22%
Over 55 years old	2,229	8,131	10%
Percent of total	26%	74%	100%

E mployee movements
	2022	2021
Headcount at year-end	105,529	101,322
Employees who have left the Company	13,028	11,631
Employees who have joined the Company	17,235	12,129
Temporary employees	627	868

Wages and salaries and social security expenses
(SEK million)	2022	2021
Wages and salaries	73,526	62,823
Social security expenses	15,665	14,639
Of which pension costs	6,316	5,601
Amounts related to the President and
CEO
and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries
(SEK million)	2022	2021
Salary and other remuneration	477	572
Of which annual variable remuneration	90	80
Pension costs 1)	34	41
1)	Pension costs are over and above any social security charges and taxes.

Board members, Presidents and Group management by gender at year end
	2022		2021
	Women	Men	Women	Men
Parent Company
Board members and President	36%	64%	23%	77%
Group Management	19%	81%	20%	80%

Subsidiaries
Board members and Presidents	20%	80%	21%	79%

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	8 9

Section H – Other

Taxes
The Company’s tax expense for 2022 was SEK –5,497 (–6,270) million or
22.3% (21.4%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include the impact of the Swedish tax rate reduction which was signed into law on June 14, 2018. The law enacts a corporate income tax of 21.4% from January 1, 2019 and then reduces it to 20.6% from January 1, 2021.

Income taxes recognized in the income statement
	2022	2021	2020
Current income taxes for the year	(7,353)	(6,110)	(5,470)
Current income taxes related to prior years	253	(337)	(175)
Deferred tax income/expense (+/–)	1,617	188	(3,911)
Share of taxes in joint ventures and associated companies	(14)	(11)	(33)
Income tax expense	(5,497)	(6,270)	(9,589)
A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% (20.6%), on the consolidated income before taxes, is shown in the table below.
Taxes were positively impacted by SEK 411 (969)
million as a result of utilization of previously impaired withholding tax assets in Sweden and negatively impacted by the tax effect of the provision made in relation to a potential resolution with the United States Department of Justice (DOJ) of SEK
450
million.
1)
The withholding tax expense 2020 includes an impairment of withholding tax of SEK –1,393 million.

Reconciliation of Swedish income tax rate with effective tax rate
	2022	2021	2020
Calculated tax expense at Swedish tax rate 20.6% (20.6%)	(5,070)	(6,025)	(5,823)
Effect of foreign tax rates	(605)	(324)	(616)
Current income taxes related to prior years	253	(337)	(175)
Remeasurement of tax loss carry-forwards	(49)	(175)	(258)
Remeasurement of deductible temporary differences	15	220	369
Withholding tax expense	—	—	(1,393)
Reversal of impaired withholding tax	411	969	—
Tax effect of non-deductible expenses	(760)	(975)	(2,079)
Tax effect of non-taxable income	327	392	372
Tax effect of changes in tax rates	(19)	(15)	14
Income tax expense	(5,497)	(6,270)	(9,589)
Effective tax rate	22.3%	21.4%	35.2%

1)	On March 2, 2023, the Company reached a resolution with the DOJ (the DOJ Plea Agreement) and agreed to pay a fine of approximately SEK 2.2 billion.

Deferred tax balances
Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards
	Deferred tax assets	Deferred tax liabilities	Net balance
2022
Intangible assets and property, plant and equipment	1,161	8,135
Current assets	3,605	1,055
Post-employment benefits	5,558	571
Provisions	5,234	—
Deferred tax credits	2,081	—
Other	1,837	295
Loss carry-forwards	5,190	—
Deferred tax assets/liabilities	24,666	10,056	14,610
Netting of assets/liabilities	(5,272)	(5,272)
Deferred tax balances, net	19,394	4,784	14,610

2021
Intangible assets and property, plant and equipment	160	1,331
Current assets	3,605	862
Post-employment benefits	6,782	567
Provisions	3,555	—
Deferred tax credits	5,288	—
Other	1,425	44
Loss carry-forwards	4,214	—
Deferred tax assets/liabilities	25,029	2,804	22,225
Netting of assets/liabilities	(1,920)	(1,920)
Deferred tax balances, net	23,109	884	22,225

Changes in deferred taxes, net
	2022	2021
Opening balance, net	22,225	25,207
Recognized in net income	1,617	188
Recognized in other comprehensive income	(2,099)	(556)
Balances regarding acquired/divested businesses	(3,911)	171
Deferred tax credits utilization	(3,586)	(3,027)
Translation difference	364	242
Closing balance, net	14,610	22,225
Total tax reported in other comprehensive income (OCI) amounted to SEK
–2,980
(–556)
million, of which actuarial gains and losses related to pensions constituted SEK
–2,093 (–675)
million, revaluation of borrowings SEK
–212 (–6)
million, cash flow hedges SEK
–
671 (126)
million and non-controlling interests SEK
–4 (–1)
million. Of the total tax effect reported in OCI, SEK –2,099 (–556) million is deferred tax and SEK –881
 (0)
million is current tax.
Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.
Tax loss carry-forwards
Significant tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.
The majority of the recognized tax loss carry-forwards pertains to Sweden,
US, UK
 and Germany. These countries have long or indefinite periods of utilization. Of the total SEK 5,190 (4,214) million recognized deferred tax assets related to tax loss carry-forwards, SEK 3,508 (3,512) million relates to Sweden.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	90

Note H1, cont’d.

Future income projections considering 5G
roll-out,
technology leadership based on increased investments in R&D, strengthened competitive position and expansion of the product portfolio, support the conclusion that the deferred tax assets will be utilized in the foreseeable future.
As of December 31, 2022, the recognized tax loss carry-forwards amounted to SEK 23,438 (19,635) million. The increase is primarily attributable to Vonage acquisition.
The tax value of the tax loss carry-forward is reported as a tax asset based on the indefinite utilization period and the expectation that the group will realize a significant taxable income to offset these loss carry-forwards. The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards
Year of expiration	Tax loss carry- forwards	Tax value
2023	17	3
2024	12	2
2025	19	6
2026	85	22
2027	1,236	317
2028 or later (also includes unlimited carry-forwards)	22,069	4,840
Total	23,438	5,190
In addition to the table above there are tax loss carry-forwards of SEK 8,490 (4,038) million at a tax value of SEK 1,777 (671) million (including SEK 2,394 million relating to the recent US acquisitions) that have not been recognized due to judgments that they are unlikely to be utilizable against future taxable profits in the respective jurisdictions. The majority of the tax loss carry-forwards have an expiration date in excess of five years.
Risk assessment on the business plans is carried out on a regular basis, and deferred tax asset recoverability analysis will be performed if conditions suggest that such assets may be impaired.
The adoption of the amendment to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction from 1 January 2023 is not expected to have a material impact on the deferred tax balances, however it is expected to impact the disclosure of deferred tax balances which will be restated as appropriate in 2023.

Earnings per share

Earnings per share
	2022	2021	2020
Basic
Net income attributable to owners of the Parent Company (SEK million)	18,724	22,694	17,483
Average number of shares outstanding, basic (millions)	3,330	3,329	3,323
Earnings per share, basic (SEK)	5.62	6.82	5.26

Diluted
Net income attributable to owners of the Parent Company (SEK million)	18,724	22,694	17,483
Average number of shares outstanding, basic (millions)	3,330	3,329	3,323
Dilutive effect for stock purchase (millions)	4	3	3
Average number of shares outstanding, diluted (millions)	3,334	3,332	3,326
Earnings per share, diluted (SEK)	5.62	6.81	5.26

Statement of cash flows
Cash and cash equivalents include cash of SEK 19,746 (24,014) million and cash equivalents of SEK 18,603 (30,036) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see note F1 “Financial risk management.”
Cash and cash equivalents as of December 31, 2022, include SEK 2,246 (2,616) million in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is not directly available for distribution to the Parent Company, however it may be used to pay normal business expenditures in the local jurisdictions, thereby reducing group liabilities.

Adjustments to reconcile net income to cash
	2022	2021	2020
Property, plant and equipment
Depreciations	4,114	3,674	3,602
Impairment losses	274	198	512
Total	4,388	3,872	4,114

Right-of-use assets
Depreciations	2,451	2,277	2,387
Impairment losses	66	—	47
Total	2,517	2,277	2,434

Intangible assets
Amortizations
Capitalized development expenses	1,586	1,343	906
Customer relationships, IPRs and other intangible assets	1,991	1,164	1,083
Total amortizations	3,577	2,507	1,989
Impairments
Customer relationships, IPRs and other intangible assets	61	201	137
Goodwill	—	112	—
Total impairments	61	313	137
Total	3,638	2,820	2,126
Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	10,543	8,969	8,674
Taxes	5,383	6,576	10,436
Dividends from joint ventures/associated companies 1)	58	90	43
Undistributed earnings in joint ventures/associated companies 1)	(3)	270	331
Gains/losses on investments and sale of operations, intangible assets and PP&E, net 2)	(287)	(971)	77
Other non-cash items 3)	1,944	2,209	370
Total adjustments to reconcile net income to cash	17,638	17,143	19,931

1)	See note E3 “Associated companies.”
2)	Includes revaluation gains and losses on investments, see note B4 “Other operating income and expenses.”
3)	Relates mainly to unrealized foreign exchange, gains/losses on financial instruments.
For information about reconciliation of liabilities arising from financing activities, see note F4 “Interest-bearing liabilities.”

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	9 1

Note H3, cont’d.

Acquisitions/divestments of subsidiaries and other operations
	Acquisitions	Divestments
2022
Cash flow from business combinations 1)	(51,734)	20
Acquisitions/divestments of other investments	(261)	287
Total	(51,995)	307
2021
Cash flow from business combinations 1)	(256)	273
Acquisitions/divestments of other investments	(133)	175
Total	(389)	448
2020
Cash flow from business combinations 1)	(9,534)	4
Acquisitions/divestments of other investments	(123)	55
Total	(9,657)	59

1)	See also note E2 “Business combinations.”

Related party transactions

Related party transactions, SEK billion
	2022	2021	2020
Sales to Ericsson Nikola Tesla	0.3	0.4	0.4
Purchases from Ericsson Nikola Tesla	1.5	1.2	1.2
Loans to MediaKind (Leone Media Inc.)	0.6	0.5	0.5
IAS 24, “Related Party Disclosures” requires disclosure of related party relationships, transactions and outstanding balances.
During 2022, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. The main related party transactions relate to Ericsson Nikola Tesla d.d located in Croatia, where Ericsson holds 49.07% of the shares and to MediaKind (Leone Media Inc.) located in US, where Ericsson holds 45.5% of the shares. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see note E3 “Associated companies.”
For information regarding transactions with the Board of Directors and Group management, see note G2 “Information regarding members of the Board of Directors and Group management.”
For information about the Company’s pension trusts, see note G1 “Post-employment benefits.”

Fees to auditors

Fees to auditors
2022	Deloitte	Others	Total
Audit fees	163	7	170
Audit-related fees	7	2	9
Tax fees	2	11	13
Other fees	1	22	23
Total	173	42	215
2021	Deloitte	Others	Total
Audit fees	132	8	140
Audit-related fees	9	1	10
Tax fees	2	6	8
Other fees	1	2	3
Total	144	17	161
2020	Deloitte	Others	Total
Audit fees	97	9	106
Audit-related fees	8	—	8
Tax fees	4	6	10
Other fees	5	2	7
Total	114	17	131
At the 2022 Annual General Meeting Deloitte was appointed auditor for the period until the 2023 Annual General Meeting.
The audit-related services include quarterly reviews and assurance on Ericsson’s Sustainability and Corporate Responsibility report. The tax services include corporate tax compliance work. Other services include work related to agreed-upon-procedures engagements.

Ericsson Annual Report on Form 20-F 2022	Notes to the consolidated financial statements	9 2

Events after the reporting period
Proposals from the Nomination Committee
On January 11, 2023, Ericsson
announced
the Nomination Committee’s proposal that the shareholders elect at the Annual General Meeting 2023 ten ordinary board members with no deputy directors. The Nomination Committee proposed that the following persons be elected as board members:
–	Jan Carlson, Chairman (re-election as director, new election as Chairman)
–	Jon Fredrik Baksaas (re-election)
–	Carolina Dybeck Happe (re-election)
–	Börje Ekholm (re-election)
–	Eric A. Elzvik (re-election)
–	Kristin S. Rinne (re-election)
–	Helena Stjernholm (re-election)
–	Jacob Wallenberg (re-election)
–	Jonas Synnergren (new election)
–	Christy Wyatt (new election)
In addition, the Nomination Committee informed the Company that the current chairman, Ronnie Leten, and board members Kurt Jofs and Nora Denzel had informed the Nomination Committee that they will not stand for re-election
at the Annual General Meeting 2023.
The Company expects to hold its Annual General Meeting on March 29, 2023, and the Nomination Committee’s complete proposals and motivated statement are available on the Company’s website www.ericsson.com.
Ericsson announces changes to the Executive Team
On January 25, 2023, Ericsson announced that Jenny Lindqvist has been appointed as Senior Vice President, Head of Market Area Europe
and
Latin America, as of February 1, 2023. Effective the same date she will become member of the Ericsson Executive Team, reporting to the
 President &
CEO.
Jenny Lindqvist has a Master of Science in Business
and
 Economics from Stockholm School of Economics. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.
As a member of Ericsson’s Executive Leadership Team, Jenny Lindqvist succeeds Stefan Koetz who has been acting in this role as of June 1, 2022. Stefan will take on a new role as Head of Strategic Projects for Market Area Europe
and
L
atin America.
Update on deferred prosecution agreement
In 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ) in order to resolve past (prior to 2017) Foreign Corrupt Practices Act (FCPA) violations relating to misconduct in certain countries. The DPA provided that, in the event of any breach of its ongoing DPA obligations, the Company could be prosecuted for the historical FCPA violations covered by the DPA.
As announced in October 2021 and March 2022, the DOJ notified Ericsson that it failed to provide certain documents and information to the DOJ in a timely manner and did not adequately report to the DOJ certain information relating to the 2019 internal Iraq investigation. The DOJ has not alleged or charged Ericsson with any new criminal misconduct since the start of the DPA.
The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in a 2019 Iraq-related internal investigation report remain open and ongoing. The Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation over the course of 2022 has not altered this conclusion. Since 2019, Ericsson has taken substantial remedial measures, overseen by the Board of Directors. These include enhancing its group-wide approach to risk management and strengthening its compliance program and internal controls. The Company agreed in December 2022 to extend its independent compliance monitorship with one year, until June 2024, to further our efforts to embed best-in-class compliance, risk management and internal controls across the organization.
On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal breaches under its DPA. Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson has agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. In the fourth quarter of 2022, the Company made a provision of SEK 2.3 billion (approx. USD 220 million) in relation to the DOJ Plea Agreement, including estimated expenses (SEK 0.1 billion) for the extended compliance monitorship.

93 Management’s report on internal control over financial reporting	Ericsson Annual Report on Form 20-F 2022

Management’s report on internal control
over financial reporting

Internal control over financial reporting
Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
    Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:
–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
–	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
–	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Although the purpose of internal control systems is to ensure adequate risk management, all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.
    Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2022.
    In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.
    Ericsson completed the acquisition of Vonage on July 21, 2022. As permitted by the SEC rules and regulations, management’s assessment did not include the internal control of the acquired operations of Vonage, which are included in our consolidated financial statements as of December 31, 2022 and for the period from the acquisition date through December 31, 2022. In accordance with our integration activities, we plan to assess Vonage’s internal control over financial reporting control framework within the time period provided by applicable SEC rules and regulations. Vonage’s assets, excluding goodwill and acquired intangible assets, constituted 2% of our total consolidated assets as of December 31, 2022. Vonage’s revenues were 3% of our total consolidated revenues, for the year ended December 31, 2022.
    Based on this assessment, management has concluded that, as of December 31, 2022, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.
Attestation report of registered public accounting firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by Deloitte AB an independent registered public accounting firm, as stated in their report on page 34.
Changes in internal control over financial reporting
There were no changes in the group’s internal control over financial reporting that occurred during the period covered by the Form
20-F
that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

94 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

Risk factors

All the information in this Annual Report and in particular the risks and uncertainties outlined below should be carefully considered. Based on the information currently known to the Company, Ericsson believes that the following section identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on strategic objectives, business, operations, future performance, revenues, operating and after-tax
results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to the Company or that Ericsson currently believes to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and Ericsson may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

Contents

94	Risks related to business activities and industry

101	Risks related to Ericsson’s financial situation

102	Legal and regulatory risks

106	Internal control risks

107	Environmental, social and business conduct risks

1 Risks related to business activities and industry
1.1    Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.
Geopolitical alliances are shifting as global tensions, including between
US-China,
drive growing economic, technological, military, and political competition across the world. At the same time, there are numerous ongoing local and regional conflicts, including the ongoing military conflict between the Ukraine and Russia and the tense Cross-Strait relations. It is not yet clear how these new dynamics will play out across the world, but we can expect more difficulty navigating through this variable geopolitical geometry. These tensions, including trade restrictions and export controls, enhanced sanctions measures and increased safeguards for national security purposes, can impact global market conditions and continue to be challenging for global supply chains in general and ICT supply chains in particular. These uncertainties include the effects of trade disputes and other political tensions involving, among others, the governments of the European Union, the US, China, India, South Korea and Japan.
    There are also uncertainties for the future bilateral trading relationship between China and several countries as a result of the restrictions towards Chinese vendors or contents in 5G networks that have been adopted in many countries. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a global presence, has its headquarters in Sweden and therefore risks being affected by any deterioration of the Swedish-Chinese relationship.
    The Company has business operations in China, and further changes in the economic and political policies in or relating to China could have a material adverse effect on the Company’s business. During the last few years Ericsson has observed sustained challenges to the global free trade system, including towards the World Trade Organization (WTO) dispute settlement body. Any increased prospect of government policies and actions violating WTO agreements could negatively impact Ericsson’s ability to benefit from open markets and free trade.
    The mandated, or otherwise required, localization of manufacturing and R&D, or use of local suppliers or production – as well as their digital counterparts (including data localization of
IT-infrastructure
and restrictions on data flows) has been steadily growing and has been motivated by either protectionism, indigenous industrial policies or national security. There is a risk of moves away from global value chains and towards more regional or national alternatives. Governments may continue to impose conditions that require the use of local suppliers and local production or partnerships with local companies for R&D and
IT-infrastructure,
require the license or other transfer of intellectual property, or engage in other efforts to promote local businesses and local competitors, which could have a significant adverse impact on Ericsson’s ability to pursue a business globally.
    Additionally, political instability, strict requirements on localization of data, manufacturing and R&D, or use of local suppliers or production in the regions in which the Company operates may further increase the risk of possible legal or regulatory violations by Ericsson or its employees. Any violation by Ericsson or its employees could cause severe reputational harm to the Company and a material adverse effect on Ericsson’s business operations and result in government actions and the imposition of significant financial penalties and restrictions on the Company’s ability to do business, including with certain customers, such as government bodies or those in certain regulated sectors (e.g. telecommunications). See risk factor 3.3.
    The geopolitical situation can have consequences on the entire industry, with the possibility of further industry splits, separation of global value chains and separation of global standards for mobile telecommunications. These developments have also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternatives to the established global vendors such as Ericsson – although the timing and extent of this remains unclear.
    All of the above may have a material and potentially lasting adverse impact on Ericsson’s international product development and supply chains and necessitates a flexible and adaptive organizational setup,

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therefore impacting its profitability and business as a whole. Such adverse impacts may include for example:
–	Reduction or loss of sales and market share and weakened market position
–	Reduced or lost market access
–	Decreased ability for unrestricted use of Ericsson’s global supply chain for all markets, e.g. as a result of import, export or security-related restrictions
–	Increased trade restrictions, including economic sanctions and export controls, tariffs and increased costs which may not be recoverable
–	Separation of global standards for mobile telecommunication
–	Sourcing restrictions and constraints for access to hardware and software products and components
–	Reduced efficiency in R&D and restrictions in use of R&D resources
–	Deferrals of purchases, with lower revenues not fully compensated through reduced costs
–	Excess and obsolete inventories and excess manufacturing capacity
–	Financial difficulties or failures among Ericsson’s suppliers
–	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products
–	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results.
1.2    Challenging global economic conditions may adversely impact the demand, cost and pricing for Ericsson’s products and services as well as limit the Company’s ability to grow.
Challenging global economic conditions, e.g. due to the pandemic, downturn in the global economy, political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical risks and trade frictions may have adverse, wide-ranging effects on demand for Ericsson’s products and for the products of Ericsson’s customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting measures to maintain or improve their financial position. This could also result in significantly reduced expenditures for the Company’s products and services, including network infrastructure, in which case Ericsson’s operating results would suffer. If demand for the Company’s products and services were to fall, Ericsson may experience material adverse effects on Ericsson’s revenues, cash flow, capital employed and value of the Company’s assets, and Ericsson could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, Ericsson’s credit rating, borrowing opportunities and costs as well as the trading price of Ericsson’s shares could be adversely impacted. Should global economic conditions fail to improve or should they worsen or should political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical problems or trade frictions fail to improve or should they worsen, other business risks Ericsson face could intensify and could also negatively impact Ericsson’s business prospects with operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase fewer of the Company’s products and services. Increased inflation may impact our cost base through increased costs of labor and supply of material, products and services. It may not be possible to fully compensate for such increased costs through increased sales prices to the Company’s customers, leading to lower margins and decreased financial performance. The potential adverse effects of an economic downturn include:
–	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated by reduced costs
–	Excess and obsolete inventories and excess manufacturing capacity
–	Financial difficulties or failures among Ericsson’s suppliers
–	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures
–	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products
–	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results
–	Changes in the value in the Company’s pension plan assets resulting from, for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such developments may trigger additional pension trust capitalization needs, negatively affecting the company’s cash balance
–	End user demand could also be adversely affected by reduced consumer spending on technology, changes to communications service provider pricing, security breaches and trust issues.
1.3    Ericsson’s business depends upon the continued growth of mobile communications and the success of Ericsson’s existing and targeted customer base. If growth slows or if the Company’s customers do not manage to maintain or grow in relevance in the digital value chain, or if Ericsson’s products and/or services are not successful, Ericsson’s customers’ investment in networks may slow or stop, harming the Company’s business and operating results.
A substantial portion of Ericsson’s business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by Ericsson’s customers. If communications service providers fail to increase the number of subscribers and/or usage does not increase, or if they fail to utilize opportunities from the technological evolution, Ericsson’s business and operating results could be materially adversely affected. Also, if communications service providers fail to monetize services, fail to adapt their business models or experience a decline in their revenues or profitability, their willingness to further invest in their existing and new networks may decrease, which will reduce their demand for Ericsson’s products and services and have an adverse effect on the Company’s business, operating results, and financial condition.
    Traffic development on cellular networks could be affected if more traffic is offloaded to
WI-FI
networks. Further alternative services provided over the internet have profound effects on operator voice/ broadband/SMS revenues with possible reduced capital expenses consequences. Ericsson’s strategy depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in de-facto
standards or geopolitical forces leading to standards fragmentation and increased difficulties of creating economies of scale.
    Fixed and mobile networks converge and new technologies, such as IP and broadband, enable communications service providers to deliver services in both fixed and mobile networks. Ericsson is dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect Ericsson’s business, operating results, and financial condition.
    Ericsson’s future growth is partly dependent on that Enterprises in several industries digitalize and increasingly utilize cellular wireless

96 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

solutions (including Private Cellular Networks), as well as increasingly utilize and offer automated services which are drivers for the Ericsson Global Network Platform opportunity. Competing technologies such as Wi-Fi, macro-economic headwinds, and customers’ unwillingness to pay for services might slow down this development. Legal and regulatory restrictions such as Net neutrality can slow down or restrict global expansion of this business. Furthermore, access to devices, sensors, and spectrum might also impact the pace and ability for enterprises to adopt cellular wireless technology.
1.4    Pandemics, such as the one caused by COVID-19, could severely impact Ericsson’s business and local and global operations.
Pandemics, such as the one caused by COVID-19, could severely impact Ericsson’s local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as the Company’s employees, customers and suppliers, which could result in significant financial and other consequences. For example, the COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. The infection rate in Ericsson markets can increase, giving further disturbances to the Company’s operations, including in network deployments and impacting corresponding revenues. Moreover, extensive working from home may limit creativity and efficiency in parts of the Company’s operations, as well as negatively impact the health and motivation for some of Ericsson’s employees.
    The extent to which the COVID-19 pandemic will continue to impact our business, operating results and financial condition, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, the emergence of new variants, changes in infection rates, the vaccine participation rate, the effectiveness of vaccines and the speed with which the vaccine can be distributed, as well as regulations and requirements impacting the return of employees to the offices and/or our ability to visit customer sites, none of which can be predicted. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could have a material adverse effect on our business, operating results, financial condition and/or cash flows. Additionally, as pandemic conditions wane, we cannot predict how quickly the marketplaces in which the Company operate will return to pre-pandemic levels.
1.5    Ericsson may not be successful in implementing its strategy, in achieving improvements in its profitability, in estimating addressable markets or market CAGR in the markets in which the Company operates.
There can be no assurance that Ericsson will be able to successfully implement its strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, Ericsson has undertaken and expects to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in Ericsson’s earnings. Furthermore, this Annual Report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which Ericsson operates, including Networks, Cloud Software and Services, Enterprise and Other. If the underlying assumptions on which the Company’s estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this Annual Report, which may have a materially adverse effect upon Ericsson’s financial condition.
1.6    Ericsson may not be successful in executing its strategy to capture the 5G market opportunity in terms of e.g. scale, time and volume of business.
The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market. In addition, the operator usage of this spectrum could be restricted by regulatory authorities for shorter or longer time and in different geographical areas, due to unforeseen reasons such as interference with other electronic equipment at sensitive locations, e.g. airports, and the Group cannot guarantee that it will not become the subject of related liability claims (such as product liability or claims associated with the configuration or installation of equipment), all of which could have a material adverse impact on the Ericsson Group’s business, operating results, financial condition, reputation and brand.
    Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational aspects such as site access, permits, availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.
    In addition to this, the timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated, which could have a materially adverse effect on our business.
    Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect Ericsson’s ability to develop, supply or deploy 5G networks.
    All of the above risks may have a negative impact on the ability of Ericsson to implement its strategy and its business as a whole.
1.7    Ericsson engages in acquisitions and divestments that may be disruptive and require the Company to incur significant expenses, and Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration following consummation, or creating the value anticipated with the acquisition.
In addition to in-house innovation efforts, Ericsson makes acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden Ericsson’s product portfolio or customer base. Recent examples are the acquisitions of Vonage and Cradlepoint. Acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity. Risks Ericsson could face with respect to acquisitions include:
–	Insufficiencies of technologies and products acquired, such as unexpected quality problems
–
Difficulties in the full or partial integration of the operations, technologies, products and personnel of the acquired company to materialize expected synergies or to maintain independent operations in these companies at a risk appropriate level.

97 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

–	Risks of entering markets in which the Company has no or limited prior experience, or in creating such market or eco-system as envisioned in e.g. the Vonage and Cradlepoint examples
–	Potential loss of key employees
–	Diversion of management’s attention away from other business concerns
–
Risks and expenses of any disclosed, undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations or other requirements or conditions, e.g. from foreign direct investment reviews and decisions such as the CFIUS review process.

From time-to-time Ericsson also divests parts of Ericsson’s business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. The risks associated with such acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity. Risks Ericsson could face with respect to divestments include:
–	Difficulties in the separation of the operations, technologies, products and personnel of the business divested
–	Potential loss of key employees
–	Expenses of any undisclosed or potential legal liabilities of the business divested.
1.8    Ericsson is in, and may enter into new, Joint Ventures (JV) arrangements and has, and may have new, partnerships, which may not be successful and could expose the Company to future costs.
Ericsson’s JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of the Company’s needs and synergies, Ericsson’s inability to take action without the approval of Ericsson’s partners, the Company’s difficulties in implementing Ericsson’s business plans, or the lack of capabilities or financial instability of the Company’s strategic partners. Ericsson’s ability to work with these partners or develop new products and solutions, e.g. as part of Ericsson’s 5G portfolio, may become constrained, which could harm the Company’s competitive position in the market. In addition, any adverse regulatory, governmental or authority decision towards a partner could negatively impact Ericsson or the JV, and Ericsson’s brand could also be exposed and damaged if a partner does not adhere to Ericsson’s Code of Conduct for Business Partners, including compliance rules.
    Additionally, Ericsson’s share of any losses from or commitments to contribute additional capital or borrowings to such JVs and partnerships may adversely affect Ericsson’s business, operating results, financial condition and cash flow.
1.9    The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.
The telecommunications industry has historically experienced downturns in which operators substantially reduced their capital spending on new equipment. The uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions, which could have a material adverse effect on Ericsson’s business. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Uncertainties can have an impact on both the CAPEX driven market as well as the OPEX market, e.g., Managed Services. Ericsson’s strategy is based on an expansion towards the Enterprise segment, which is a market that is more affected by the overall economic conditions than the operator markets. Even if global conditions improve, conditions in the specific industry segments in which the Company participates could be weaker than in other segments. In that case, the Company’s revenue and operating results may be adversely affected. If capital expenditures by operators and other customers are weaker than Ericsson anticipates, the Company’s revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy Ericsson’s products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.
    With 5G volume at scale shifting from early 5G markets into markets with higher volatility and as Ericsson is establishing business relationship with new customers, the levels of uncertainty and fluctuation can increase going forward. For example, both sales and profit can be impacted due to a significant variation in underlying market and/or product and services mix. Furthermore, Ericsson might fail to anticipate customer demand properly, leading to an over or under supply of components, production capacity and deployment capabilities.
1.10 Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of Ericsson’s products and services.
Ericsson’s sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of Ericsson’s business and are also the main focus for sales going forward. Ericsson provides all of the Company’s customers with solutions based on Ericsson’s own products as well as third-party products which normally have lower margins than Ericsson’s own products. As a consequence, Ericsson’s reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In the Company’s Cloud Software and Services and Other segments, third-party products and services represent a larger portion of Ericsson’s business than the Company’s traditional sales, which impact Ericsson’s business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed on short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in Ericsson’s product and service mix and the short order time for certain of Ericsson’s products may affect Ericsson’s ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus and expectations. Product and delivery lead times of certain products may be prolonged due to possibly restricted market availability of certain components caused as a result of pandemics and subsequent supply chain delays. Short-term variation could have a material adverse effect on Ericsson’s business, operating results, financial condition and cash flow.
1.11 Ericsson may not be able to properly respond to market trends in the industries in which it operates, including virtualization of network functions.
Ericsson is affected by market conditions and trends within the industries in which the Company operates, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated

98 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

hardware to software and cloud-based services. This also includes a disaggregation of the Radio Access Network, although the timing and extent of this remains unclear. This is changing the competitive landscape of Ericsson’s business as well as value chains and business models and affects Ericsson’s objective-setting, risk assessment and strategies. The change makes access to market easier for new competitors including new competitors to Ericsson’s business that have entered and may continue to enter the market, and negatively impact Ericsson’s market share in selected areas. If Ericsson fails to understand or anticipate the market trends and development, or fails to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, the Company’s business, operating results and financial condition will suffer.
1.12 Ericsson faces intense competition from the Company’s existing competitors as well as new entrants, and this could materially adversely affect the Company’s results.
The markets in which Ericsson operates are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. The Company faces intense competition from significant competitors, many of which are very large companies, with substantial technological and financial resources and established relationships with operators. Ericsson’s operator customers, which represent the main part of Ericsson’s business, are also large and highly sophisticated and exercise significant buying power through the common use of a competitive bidding process. Ericsson also encounters increased competition from new market entrants and alternative technologies as industry standards evolve. In addition, if Ericsson chooses to enter new market segments, it might underestimate the skills and practices of the competitors within these segments. The Company’s competitors may implement new technologies before Ericsson does, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that Ericsson does not provide. Some of the Company’s competitors may also have greater resources in certain business segments or geographic areas than Ericsson does. Increased competition, and the crystallization of any of the risks above, could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on Ericsson’s business, operating results, financial condition and market share.
    Additionally, Ericsson operates in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This has resulted in, and may continue to result in continuous price pressure on Ericsson’s products and services. If Ericsson’s counter measures, including enhanced products and business models or end to end cost reductions, cannot be achieved or do not occur in a timely manner, there could be adverse impacts on Ericsson’s business, operating results, financial condition and market share.
1.13 Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources, which could increase competition in our market.
Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of Ericsson’s segments such as Cloud Software and Services and Other. If established actors in adjacent markets acquire players with new technologies in
Ericsson’s markets, new strong competitors could emerge. Consolidation may also result in competitors with greater resources than Ericsson has. Both of these events could have a materially adverse effect on Ericsson’s business, operating results, financial condition and market share.
1.14 Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.
Ericsson’s ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms, including on occasion from single-source suppliers, or in the case of the development and supply of key ASIC and FPGA components, from very few suppliers, on which Ericsson depends. Some of these suppliers have in addition very limited geographical redundancy, making them vulnerable for natural disasters, conflicts or other potentially disruptive events. Accordingly, there is a risk that the Company will be unable to obtain key supplies it needs to produce Ericsson’s products and provide Ericsson’s services on commercially reasonable terms, in time, or at all. Failure by any of the Company’s suppliers could delay or interrupt Ericsson’s products or services supply or operations and significantly limit sales or increase Ericsson’s costs. To find an alternative supplier or redesign products to replace components may take significant time, which could cause significant delays or interruptions in the delivery of Ericsson’s products and services and result in a reduction in sales. Ericsson has from time to time experienced interruptions of supply and the Company may experience such interruptions in the future.
    Furthermore, the Company’s procurement of supplies requires Ericsson to predict future customer demands. If Ericsson fails to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of Ericsson’s competitors utilize the same manufacturers and if they have purchased capacity ahead of Ericsson, the Company could be blocked from acquiring the needed products. This factor could limit Ericsson’s ability to supply its customers and increase costs. At the same time, Ericsson commits to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity, unrecoverable costs or the scrapping of costs used to procure such components. The Company is also exposed to financial counterpart risks to suppliers when Ericsson pays in advance for supplies. Such supply disruptions and cost increases may negatively affect the Company’s business, operating results and financial condition.
1.15 A significant portion of Ericsson’s revenue is currently generated from a limited number of key customers, and operator consolidation may increase Ericsson’s dependence on key customers and key markets. The Company is also significantly dependent on the sales of certain of Ericsson’s products and services.
Ericsson derives most of its business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for Ericsson’s products and services and do not contain committed purchase volumes. Ericsson’s largest customer represented approximately 13% of the Company’s sales in 2022, and Ericsson’s ten largest customers accounted for 59% of Ericsson’s sales in 2022. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, Ericsson’s dependence on the sales of certain of Ericsson’s products and services may have a significant adverse impact on sales, profit and market share.

99 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

    During the past decade, communications service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue as a result of competitive pressure. A market with fewer and larger operators will increase Ericsson’s reliance on key customers and may negatively impact Ericsson’s bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic areas, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on Ericsson’s business, operating results, market share and financial condition.
    In addition, some of the communications service providers may be becoming more willing to partner with hyperscalers to build and run the telecom’s access networks. Ericsson risks having more complex relations wherein new relationships with our customers or competitors could appear, e.g., Ericsson’s customers could also become our competitors by selling telecom cloud solutions to operators, or Ericsson’s competitors could also become our partners when our software would potentially run on their hardware run-time environment.
    Moreover, communications service providers including Ericsson’s key customers may be adversely impacted by new competition, especially in rural mobile broadband growth affected by the emerging competition from the greenfield satellite broadband sector. Accordingly, Ericsson’s business may experience a material adverse effect, including impacts on Ericsson’s operating sales, operating results, market share and financial condition.
1.16 Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control Ericsson’s cost base.
Long-term agreements with Ericsson’s customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain Ericsson’s gross margin with such price reductions, Ericsson continuously strives to reduce the costs of the Company’s products through design improvements, negotiation of better purchase prices from Ericsson’s suppliers, allocation of more production to low-cost countries and increased productivity in Ericsson’s own production. However, there can be no assurance that Ericsson’s actions to reduce costs, particularly with increasing inflation and interest rates, will be sufficient or quick enough to maintain the Company’s gross margin in such contracts, which may have a material adverse effect on Ericsson’s business, operating results and financial condition.
1.17 If the Company’s customers’ financial conditions deteriorate, Ericsson will be exposed to increased credit and commercial risks.
After completing sales to customers, the Company may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. Ericsson regularly assesses the creditworthiness of Ericsson’s customers and based on that assessment Ericsson determines a credit limit for each customer. Challenging financial conditions have impacted some of Ericsson’s customers’ ability to pay their invoices. Ericsson may be unable to avoid future losses on the Company’s trade receivables. Ericsson has also experienced demands for customer financing, and in adverse financial markets or more competitive environments for the customers, those demands may increase. Upon the financial failure of a customer, the Company may experience losses on credit extended and loans made to such customer, losses relating to Ericsson’s commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, the Company may experience reduced cash flows and experience losses in excess of reserves, which could have a material adverse effect on its operating results and financial condition.
1.18 Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.
Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Although Ericsson undertakes a number of quality assurance measures to reduce such risks, product and service quality, security, privacy or service performance issues may negatively affect Ericsson’s reputation, business, operating results and financial condition. This could also include poor quality of AI-based solutions, or third-party products that are part of Ericsson’s solutions. If significant warranty obligations arise due to reliability, security, privacy or quality issues with Ericsson’s product, solutions or service, Ericsson’s operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects including replacement, high service and warranty expenses, high inventory obsolescence expense, adapting or creating a replacement service, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.
1.19 Ericsson depends upon the development of new products and enhancements to the Company’s existing products, and the success of Ericsson’s substantial research and development investments is uncertain.
Rapid technology and market changes in Ericsson’s industry require us to make significant investments in research and development to be innovative. Ericsson invests significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/or by the industries and markets as a whole. The failure of Ericsson’s research and development efforts to be technically or commercially successful could have adverse effects on Ericsson’s business, operating results and financial condition. If Ericsson invests in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, the Company’s sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to changing requirements and unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against Ericsson’s competitors, and can also include delays of communicated product availability dates. This could have a material adverse effect upon the Company’s business, customer relationships, operating results and financial condition.
1.20 Ericsson may not be successful in reaching the Cloud Software and Services business objectives.
Ericsson may be unable to meet its Cloud Software and Services business objectives and several risks related to market, technology and operations can impact the plan.

100 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

    5G market development and subscriber growth, as well as the uptake of cloud native technologies and consequent adoption of Ericsson’s new offerings, and automated delivery and life-cycle-management of the products can be slower than expected. Increased competition from both emerging and established competitors may impact Ericsson’s market position.
    The Company could be too slow to adapt and adopt new technologies like AI and Machine Learning to drive more automation in products, solutions and services. The transformation to the cloud native solutions that 5G core standards are built on could also include greater complexity and take longer than expected. In addition, the increasing influence of open source initiatives could drive a best of breed approach in Ericsson’s customers, driving prices down and adversely impact the Company’s full suite of offerings.
    For managed services, most contracts span more than one year, with a long sales cycle for new contracts. Risk of termination and reduced scope or renegotiation of existing contracts may have a negative impact on sales and earnings.
    In the operational dimension, Ericsson may be unable to successfully execute on continued end-to-end efficiency measures to simplify the operating model, as well as being unable to mitigate risks in the customer projects, which could have a material adverse effect on Ericsson’s business.
1.21 Ericsson’s ability to benefit from intellectual property rights (IPR), which are critical to the Company’s business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards when it comes to licensing of open standard essential patents.
Although the Company has a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to Ericsson’s patents will in fact provide us with competitive advantages.
    Ericsson utilizes a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect Ericsson’s intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, Ericsson relies on many software patents, and limitations on the patentability of software may materially affect Ericsson’s business.
    Moreover, the Company may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce Ericsson’s proprietary rights. In fact, existing legal systems of some countries in which Ericsson conducts business offer only limited protection of intellectual property rights, if at all. The Company’s solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in Ericsson’s products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit the Company’s ability to protect proprietary rights in Ericsson’s products.
    Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases, which has been the case with the introduction of 5G technology. In addition to industry-wide standards, other key industry-wide software solutions are currently developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit Ericsson’s ability to enforce applicable patents in the future. Third parties have asserted, and may assert in the future, claims, directly against us or against Ericsson’s customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of Ericsson’s management and/or technical personnel. As a result of litigation, Ericsson could be required to pay damages and other compensation directly or to indemnify Ericsson’s customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, the Company cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Using free and open source software may allow third parties to further investigate the Company’s software due to the accessibility of source code. This may in turn make this software more prone to assertions from third parties.
    Investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio when licensing patents necessary to conduct an open standard (e.g. 4G and 5G technology), which could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect Ericsson’s reputation, business, operating results and financial condition.
    Ericsson’s ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third-parties. Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on Ericsson’s business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.
    Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions may increase the uncertainty around the direction of the global cellular eco-systems and standards, which could have adverse effects on Ericsson’s IPR licensing revenues as well as on the ability to acquire licenses.
1.22 Ericsson may not be successful in continuing to attract and retain highly qualified employees to remain competitive.
Ericsson believes that the Company’s future success largely depends on Ericsson’s continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support Ericsson’s existing product range and provide services to the Company’s customers and create great customer experience.
    Competition for highly qualified people in the industries in which the Company operates remains intense. This competition is only further increased by the fact that other industries are looking for similar talent. The Company is continuously developing its corporate culture, and Ericsson’s philosophies with the aim to create a positive work experience that makes it easy for us to focus on Ericsson’s business and the Company’s customers as well as inspiring Ericsson’s people to grow and to find “their great”. The Company’s ability to succeed depends in part on maintaining a favorable corporate reputation that can be adversely impacted by many factors, including ongoing litigation, investigations,

101 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

and adverse media reports. There are no guarantees that Ericsson will be successful in attracting and retaining employees with the right skills in the future, and failure in retaining and recruiting could have a material adverse effect on Ericsson’s business and brand.
1.23 Ericsson’s operations are complex, and several critical operations are centralized in a single location. Any disruption of Ericsson’s operations, whether due to natural or man-made events, may be highly damaging to the operation of Ericsson’s business.
The Company’s business operations and those of our suppliers are vulnerable to interruption by fire, earthquake, hurricane, flood or other natural disasters, power loss, security incidents, systems failure, telecommunications failure, pandemics, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. If any disaster were to occur, our or our suppliers ability to operate could be seriously impaired and we could experience material harm to our business, operating results and financial condition.
    Having outsourced significant portions of Ericsson’s operations, such as parts of IT, finance and HR operations, Ericsson depends on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, security incidents, natural disasters, power outages and other events. Ericsson also has a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs.
    The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to Ericsson’s systems and communications may have an adverse effect on the Company’s operations and financial condition.
1.24 The Company may not achieve some or all of the expected benefits of Ericsson’s restructuring activities, and the Company’s restructuring may adversely affect Ericsson’s business.
Restructuring activities may be costly and disruptive to Ericsson’s business, and Ericsson may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of Ericsson’s restructuring, the Company may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing Ericsson’s business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as Ericsson’s ability to develop, sell and deliver, and Ericsson cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If Ericsson fails to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on the Company’s competitive position, business, financial condition, operating results, cash flows, reputation and share price.

2 Risks related to Ericsson’s financial situation
2.1    Ericsson’s debt increases the Company’s vulnerability to general adverse economic and industry conditions, limits Ericsson’s ability to borrow additional funds, and may limit the Company’s flexibility in planning for, or reacting to, changes in Ericsson’s business and industry.
As of December 31, 2022, Ericsson’s outstanding debt was SEK 32,9 billion and the Company is rated investment grade by S&P Global (BBB-) and Fitch Ratings (BBB-) and one step below investment grade by Moody’s (Ba1). This degree of debt and the credit ratings could have important adverse consequences, including:
–	Increasing Ericsson’s vulnerability to general economic and industry conditions
–
Requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the Company’s indebtedness, thereby reducing Ericsson’s ability to use its cash flow to fund the Company’s operations, capital expenditures and future business opportunities

–	Restricting us from making strategic acquisitions or causing us to make non-strategic divestitures
–	Limiting Ericsson’s ability to obtain additional financing for adjusted working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes
–	Limiting the Company’s ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to Ericsson’s competitors.
    Ericsson may choose to incur substantial additional indebtedness in the future. If new indebtedness is added to the Company’s current debt levels, the related risks that Ericsson now faces could increase.
    If Ericsson’s financial performance were to deteriorate, the Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy Ericsson’s obligations under the Company’s indebtedness, which may not be successful.
    Ericsson’s ability to make scheduled payments on or to refinance the Company’s debt obligations depends on its financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Ericsson’s control. If Ericsson’s financial performance were to deteriorate significantly, the Company might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on Ericsson’s indebtedness.
    If, due to such a deterioration in the Company’s financial performance, Ericsson’s cash flows and capital resources were to be insufficient to fund its debt service obligations, Ericsson may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance Ericsson’s indebtedness. These alternative measures may not be successful and may not permit us to meet Ericsson’s scheduled debt service obligations. In addition, if the Company were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on its business.
    In addition, if Ericsson were to refinance its existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance Ericsson’s existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, Ericsson could face substantial liquidity problems and might be required to dispose of material assets or operations to meet the Company’s debt service and other obligations.

102 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

2.2    Due to having a significant portion of Ericsson’s costs in SEK and revenues in other currencies, the Company’s business is exposed to foreign exchange fluctuations that could negatively impact its revenues and operating results.
Ericsson incurs a significant portion of the Company’s expenses in SEK. Please refer to the consolidated financial statement note F1, “Financial risk management”. As a result of Ericsson’s international operations, Ericsson generates, and expects to continue to generate, a significant portion of the Company’s revenue in currencies other than SEK. To the extent Ericsson is unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on Ericsson’s consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.
    As market prices are predominantly established in US dollars or Euros, Ericsson presently has a net revenue exposure in foreign currencies, which means that a stronger SEK exchange rate would generally have a negative effect on Ericsson’s reported results. The Company’s attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on Ericsson’s results and financial condition.
2.3    Ericsson relies on various sources for short-term and long-term capital for the funding of the Company’s business. Should such capital become unavailable or available in insufficient amounts or on unreasonable terms, Ericsson’s business, financial condition and cash flow may materially suffer.
Ericsson’s business requires a significant amount of cash. If Ericsson does not generate sufficient amounts of capital to support the Company’s operations, service its debt and continue Ericsson’s research and development and customer finance programs, or if the Company cannot raise sufficient amounts of capital at the required times and on reasonable terms, Ericsson’s business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of Ericsson’s operational and financial condition, market conditions, or due to deterioration in Ericsson’s credit rating. There can be no assurance that additional sources of funds that Ericsson may need from time to time will be available on reasonable terms or at all. If the Company cannot access capital on a commercially viable basis, Ericsson’s business, financial condition and cash flow could materially suffer.
2.4    Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use (RoU) assets leased by the Company have impacted and may continue to negatively impact Ericsson’s financial condition and operating results. An impairment of goodwill, other intangible assets, PP&E and RoU could adversely affect the Company’s financial condition or operating results.
Ericsson has a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.
    Goodwill is the only intangible asset the Company has recognized to have an indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.
    Historically, the Company has recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which Ericsson operates or more general in nature and that could have an adverse effect on Ericsson’s operating results and financial condition.
    Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

3 Legal and regulatory risks
3.1    Ericsson could experience penalties and adverse rulings in enforcement or other proceedings, breach of contract claims and/ or loss of revenue for non-compliance with laws, rules and regulations governing its business. Compliance with existing or changed laws, rules or regulations may subject Ericsson to increased costs or reduced products and services demand, and may adversely affect Ericsson’s development efforts.
Ericsson is subject to multiple laws, rules and regulations in several jurisdictions. The Company could experience penalties and adverse rulings in enforcement or other proceedings for non-compliance with applicable laws, rules or regulations governing its business, which could have a material adverse effect on Ericsson and its customers, including its reputation, business, financial condition, operating results, cash flows, prospects or its current or future customer relationships, including both private and government customers. While Ericsson strives for compliance, the Company has not been in compliance with all such laws, rules and regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. Ericsson’s non-compliance with laws, rules and regulations may also affect our customer’s compliance requirements and/or lead to actual or perceived breach of our contractual obligations to our customers resulting in contract claims and loss of revenue. It may also impact our ability to gain new customers.
    Further changes in laws, rules or regulations could subject us to liability, increased costs, or reduced products and services demand, market access restrictions, inability to deliver products of certain origin and have a material adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows or prospects.
    Changes to laws, rules or regulations may adversely affect both Ericsson’s customers’ and the Company’s own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming laws, regulations or rules on network neutrality could also affect communications service providers ability or willingness to invest in network infrastructure, which in turn could affect the sales of Ericsson’s systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect communications service provider spending or force us to develop new products to be able to compete.
    Further, Ericsson develops many of the Company’s products and services based on existing laws, rules, regulations and technical standards. Changes to existing laws, rules, regulations and technical standards, or the implementation of new laws, rules, regulations, restrictions and technical standards relating to products and services not previously

103 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

regulated, could adversely affect Ericsson’s development or supply efforts by increasing compliance costs and causing delay or disruptions. Demand for those products and services could also decline. Regulatory changes related to e.g. license fees, environment, health and safety, security, data localisation, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict Ericsson’s operations or the operations of network operators. Also, indirect impacts of such changes and changes to laws, rules or regulations in other fields, such as pricing regulations, could have an adverse impact on Ericsson, even though the specific laws, rules or regulations may not apply directly to the Company’s products or us.
3.2 Ericsson’s substantial international operations are subject to uncertainties that could affect the Company, including its reputation, business, financial condition, operating results, cash flows or prospects.
Ericsson conducts business throughout the world and is subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. The Company has customers in more than 180 countries, with a significant proportion of Ericsson’s sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.
    Ericsson’s extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, acts of war, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies that are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.
    Further, in certain markets in which Ericsson operates, there is a risk that national governments actively favor or establish local vendors or introduce requirements for local content in their respective markets at the expense of foreign competitors or introduce other requirements impacting how Ericsson can provide products and services to its customers. The implementation of such measures could adversely affect Ericsson’s sales, Ericsson’s market share and its ability to purchase or supply critical products or components.
    Compliance with applicable export control regulations and sanctions or other trade embargoes in force is paramount for the Company. The political situation in parts of the world, particularly in Russia/Ukraine and parts of the Middle East and China, remains uncertain and the level of export controls and sanctions is still relatively high from a historical perspective. This level could even increase, thus significantly impacting our operations where such increase occurs, including in these markets. The most recent increase in export controls has particularly targeted Chinas ability to develop advanced super computers and artificial intelligence, including the semiconductors needed for those operations. A universal element of the sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. During the last few years, the global free trade system has been under sustained attack, which has increased the risk of states adopting policies and actions that violate WTO agreements. Further, there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies that could limit Ericsson’s operations and decrease Ericsson’s profitability. Furthermore, export control regulations, sanctions or other forms of trade restrictions targeting countries in which Ericsson is active may result in a reduction of commitment in those countries. As an example, an escalation of trade tensions between the US and China has resulted in additional trade restrictions including export controls, and increased tariffs, which if further negatively developed could harm the Company’s ability to compete effectively in Chinese markets or with Chinese companies and negatively impact Ericsson’s operations in the country. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although the Company seeks to comply with all export control and sanctions rules or regulations, these laws, rules and regulations are complex, frequently changing and increasing in number and the Company has not been in compliance with all such export control and sanctions rules or regulations in the past and cannot assure that all past violations have been addressed or that additional violations will not occur in the future. Such violations could have material adverse effects on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects and could constitute a violation of the DOJ Plea Agreement or the consent judgment with the U.S. Securities and Exchange Commission (SEC).
    The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax laws, rules and regulations and the Company has to comply with the relevant laws, rules and regulations in each of these countries. These laws, rules and regulations involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to Ericsson’s employees. Constant changes of the laws, rules or regulations and the interpretation thereof also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, Ericsson also faces the risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects.
    There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights, among others. This may adversely affect the telecommunications business and may have a negative impact for people and Ericsson.
    All of the above may have a material and potentially lasting adverse impact on Ericsson, including its reputation, business, including sales market share, market access, supply chain and R&D activities, financial condition, operating results, cash flows, or prospects.
3.3    Ericsson is subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences under the DOJ Plea Agreement with the United States Department of Justice (DOJ) and the injunction issued in connection with the settlement with the U.S. Securities and Exchange Commission (SEC), from 2019 and other investigations by governmental authorities.
The Company is required to comply with anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations in jurisdictions where Ericsson does business. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption affecting many aspects of conducting business. From time to time, the Company investigates potential instances of corruption,

104 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

including potential violations of anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism laws, rules and regulations.
    The Company cannot assure that its employees, subcontractors and agents have complied with these requirements in the past, and the Company faces exposure to possible past, present and future violations of these requirements by its employees, subcontractors and agents. Actions by Ericsson’s employees, or by third-party intermediaries acting on the Company’s behalf in violation of these laws, rules or regulations, whether carried out in the US or elsewhere in connection with the conduct of Ericsson’s business, may expose the Company to significant civil or criminal liability that would materially harm the Company, including its reputation, business, financial condition, funding, operating results, cash flows, and prospects.
    In December 2019, Ericsson entered into a resolution with the DOJ resolving the DOJ’s investigations into Ericsson’s business dealings in Djibouti, China, Vietnam, Indonesia and Kuwait. The resolution included a deferred prosecution agreement (DPA) and a guilty plea by Ericsson’s Egyptian subsidiary to a criminal violation of the US Foreign Corrupt Practices Act’s (FCPA) anti-bribery provisions.
    Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson did not violate the terms of the DPA.
    In October 2021, the DOJ notified Ericsson of its determination that we breached our obligations under the DPA by failing to provide required information to the DOJ.
    In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.
    As a result of the investigation, several employees were terminated from the Company and multiple other disciplinary and other remedial actions were taken.
    In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.
    In June 2022, the SEC informed us that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, we are permanently enjoined from violating the FCPA’s anti-bribery, books and records and internal controls provisions. Violations of the injunction or consent judgment could subject us to new civil and criminal penalties as well as new enforcement actions.
    In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, to June 2024.
    On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal breaches under its
DPA. Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. As set forth in the DOJ Plea Agreement, Ericsson will have certain continuing obligations through June 2024, as set forth in the DOJ Plea Agreement, including cooperation, reporting evidence or allegations of potential FCPA violations, continuing to engage an independent compliance monitor and improving its compliance program.
    On January 12, 2023, the Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to the DOJ Plea Agreement. The provision also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing. With respect to the matters described in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation over the course of 2022 has not altered this conclusion.
    We are subject to potential material additional liability resulting from past conduct, including allegations of past conduct in Iraq or other locations that remains unresolved or unknown. These include risks related to internal control and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with historical conduct in Iraq or other locations.
    We also face other negative consequences from these matters, including matters under review as part of our ongoing and future communications with governmental authorities to comply with our obligations under the DOJ Plea Agreement. Governmental authorities in the US and elsewhere are investigating us for possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules or regulations, and we currently face litigation related to these matters. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance for any reason with the DOJ Plea Agreement or consent judgment could have a material adverse effect on the Company, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.
    In addition, the Company may face potential material additional costs and liability resulting from our ongoing future compliance with the terms of the DOJ Plea Agreement with the DOJ and extended compliance monitorship, including to become a target for public scrutiny as a result of entering into the DOJ Plea Agreement, incorrect misinterpretations of the resolution, complaints to regulatory agencies, negative media publicity, potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential negative impact on commercial contracts, dealings with financial institutions and, contracts with suppliers, primarily due to counter-party reluctance to continue business relationships.
    Ericsson may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC, or to other potential investigations. Enforcement authorities in the US or elsewhere, including the SEC, the DOJ or The Office of Foreign Assets Control (OFAC), could investigate us for additional possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws,

105 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

rules or regulations of which we are aware or unaware at any time. Such violations could result in severe reputational damage, and have a materially adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects and could constitute a violation of the DOJ Plea Agreement or the consent judgment with the SEC. Neither the DOJ Plea Agreement nor the consent judgment prevents the DOJ, SEC or any other authorities from carrying out investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents other authorities from carrying out investigations related to these or other matters. Similarly, the resolutions with the DOJ and SEC do not foreclose third parties, such as competitors, customers, suppliers, or shareholders, from commencing litigation related to these or other matters.
    There can be no assurance that the remedial measures described above and any others Ericsson may take in the future will be effective or that there will not be a finding of material weakness in Ericsson’s internal controls. Any one or more of the foregoing could have a material adverse effect on the Company, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.
    Additionally, any ongoing media or governmental interest in investigations and resolutions or additional company investigations that we are currently undertaking or may undertake in the future could result in the discovery of additional facts, impact the public perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to participate in public tenders. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.
3.4    Ericsson is involved in lawsuits, legal proceedings and regulatory investigations, which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties.
In the normal course of Ericsson’s business Ericsson is involved in legal proceedings. These proceedings include matters such as commercial disputes, claims regarding intellectual property, labor disputes and any government or authority inquiry or investigation, e.g. antitrust and tax, disputes. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on Ericsson’s business, operating results , financial condition and reputation. As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on Ericsson’s reported results and reputation.
    In addition, the Company is from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related or other litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on Ericsson’s business, financial condition and operating results.
    In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in
China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and operating results.
    On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. In December 2022, Ericsson and the Individual Defendants filed a motion to dismiss the complaint. In February 2023, the plaintiff opposed the motion.
    In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Company filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims.
    An unfavorable outcome of any of the abovementioned proceedings may have material adverse effects on Ericsson’s business, financial condition and operating results.
    For additional information regarding certain of the inquiries and lawsuits in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report.
3.5    Ericsson may be found non-compliant with privacy, security and data localisation regulations as well as corresponding contractual obligations and may be subject to regulatory penalties and/or breach of contract claims.
More stringent privacy, security and data localisation regulations are developed in a rapid pace in many countries and markets in which Ericsson operates, including the General Data Protection Regulation (EU), and national privacy regimes in India, China and some states of the United States. We are also subject to contractual obligations to our customers and third parties relating to privacy, security and our use of data generally, which, amongst other things, requires us to ensure appropriate security and limit our use of customer data. Whilst we strive to comply with applicable privacy, security and data localisation regulations and our contractual obligations, the complexity, uncertainty, pace of implementation of new laws and contradictions in local and regional privacy, security and data localisation regulations may mean that Ericsson is found to be non-compliant with these requirements or our contractual obligations, and subject to penalties levied against Ericsson, breach of contract claims, with the risk for associated damage to Ericsson’s brand and reputation. We continue to review on a periodic basis our privacy compliance across our global operations to comply with these varied global and ever changing requirements. For example

106 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

as part of this review cycle, we are reviewing data management in connection with our customer support function and are in the process of identifying and implementing certain changes, for example, changes to data access and amendments to customer contracts and policies and procedures. Due to the diverse nature of legislation worldwide of privacy, security and data localisation regulations, any single incidence of non-compliance by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranged consequences, such as orders to change our operations or cease processing personally identifiable information, even if it was accidental or caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims and losing trust from customers, end-users and employees, which may have material adverse effects on Ericsson’s business, reputation, financial condition and operating results and may require us to change our business practices and potentially the services, features, integrations and other capabilities of our offerings.
3.6 Ericsson may be found non-compliant with new and emerging human rights and environmental due diligence regulations and may be subject to administrative penalties and/or civil liability.
The regulatory landscape addressing corporate conduct in relation to human rights and environmental impacts is rapidly evolving. New legislation, imposing more stringent due diligence requirements (for example the US Uyghur Forced Labor Prevention Act (UFLPA), The Norwegian Transparency Act and the German Supply Chain Due Diligence Law), has already entered into force and requires Ericsson to assess risks from a full supply chain perspective, beyond first-tier suppliers. Additionally, emerging legislation from the European Union (The Corporate Sustainability Due Diligence Directive and the Forced Labor Ban Regulation) will put additional requirements on Ericsson to adopt and refine additional mechanisms to identify, address, prevent and mitigate certain human rights and environmental risks in its operations and business relationships. Because of this regulation, Ericsson may be expected to engage in increasingly more detailed due diligence with respect to its third parties, some of which may not have the controls and data necessary to assist Ericsson with its compliance. Due to the global reach of these legislations, impacts in any country of operation or where Ericsson engages with suppliers, customers or other third parties may lead to non-compliance thereby potential administrative penalties or civil liability. Moreover, the UFLPA and the upcoming EU Forced Labor Ban Regulation, enable customs authorities to seize and destroy shipments that include components produced with forced labor, unless the company in question provides credible evidence of full supply chain due diligence efforts that prove the absence of forced labor. Such actions by law enforcement would have significant financial and reputational impacts on Ericsson’s operations and business relationships. In order to comply with the legislation, Ericsson needs to endeavor to increase supply chain transparency and knowledge of supplier base and material content. Ericsson might also need to shift its supply chains from high-risk countries, which could have adverse financial implications, including increasing the total costs associated with our businesses.

4 Internal control risks
4.1    Cybersecurity incidents may have a material adverse effect on Ericsson’s business, operations, financial performance, customer and vendor relationships, reputation and brand, and may lead to significant penalties or litigation, or to regulatory investigations or actions.
Threat actors exploiting vulnerabilities in Ericsson’s systems, processes or personnel due to insufficient or failing controls, e.g. lack of access management or use of more sophisticated attack techniques, could result in security incidents that adversely affect the confidentiality, availability or integrity of information assets, IT assets, personnel, products, services, or solutions. These adverse effects could result from data breaches, intrusions, espionage, extortion, blackmail, disruptive attacks utilizing malware (such as ransomware or other extortion-based tactics), exploitation of hardware or software vulnerabilities or bugs, data privacy infringements, leakage of confidential or sensitive data, unauthorized or accidental usage or modification of data or accounts and general malfeasance.
Ericsson utilizes third parties to a large extent to whom the Company has outsourced significant aspects of Ericsson’s IT infrastructure, product development, services, hardware, software, finance and other internal and external-facing operations. Events or incidents caused as a result of vulnerabilities in their operations or products could have a material adverse effect on Ericsson, Ericsson’s business, financial performance, reputation and brand, potentially disrupting operations, leaking valuable or sensitive information, personal data or damaging Ericsson’s products that have been installed in the Company’s customers’ networks.
A cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These types of incidents include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software, and cybersecurity incidents which prevent a supplier from being able to fulfil commitments to Ericsson. In the past few years, widely publicized incidents involving third parties such as SolarWinds and Apache’s Log4j software are examples of situations in which cyberattacks on supply chain players affected companies that utilized their products and services.
Any cybersecurity incident including unintended use, misconfiguration, or unintended actions, involving Ericsson’s operations, supply chain, product development, services, third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and brand, and could lead to litigation or regulatory investigations or actions, increased costs for remediation and compliance, diminished reputation and brand in the marketplace, any or all of which could materially impact Ericsson’s financial results.
Ericsson’s network systems and storage and other business applications, and the systems, storage and other business applications maintained by the Company’s third-party providers, have experienced in the past, and are expected to experience in the future, cybersecurity incidents. Threat actors continue to attempt to harm us by gaining unauthorized access to breach our systems and/or information, and engage other forms of malfeasance and disruptive attacks, some of which have succeeded in the past and could succeed in the future. Such incidents are difficult to anticipate or to detect immediately and the damage caused thereby. Threat actors are increasingly sophisticated in using attack techniques that are specifically engineered to avoid detection, circumvent security controls, and obfuscate forensic evidence.

107 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

Actual or perceived breaches of security in Ericsson’s network or any of its third-party providers’ networks could cause Ericsson to incur significant costs and the Company’s reputation could be harmed. While Ericsson works to safeguard Ericsson’s internal network systems and assess and validate the security of the Company’s third-party providers to mitigate these risks, including through security requirements and employee awareness and training, there is no assurance that such actions will be sufficient to prevent material financial and reputational harm that could result from security incidents. Any insurance that we carry may be partially or wholly insufficient to cover losses or costs associated with responding to and remediating cybersecurity incidents that we experience.
4.2    The presence of vulnerabilities in Ericsson’s products, services or operations that are not detected during product development and operations could be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.
Vulnerabilities in Ericsson’s products, solutions or services not detected and treated during product development or solution delivery could be exploited by a threat actor to cause harm to Ericsson’s customers, end-users or Ericsson. Vulnerabilities could be brought in through different stages of the product life cycle. In some situations, it may be hard to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as “zero-day vulnerabilities”. As almost any modern software can contain open source and third-party components, so does software in networks, unmitigated security exposures can put Ericsson customers at varying levels of risk and expose Ericsson to liabilities or loss of business. Cyberattacks and security incidents are expected to accelerate in both frequency and impact as attackers are increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence, which means that Ericsson may experience material financial, business or reputational harm from ongoing or future attacks or incidents.
4.3    Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.
If identities in Ericsson are misused or compromised, it can be difficult to differentiate authorized parties undertaking normal account activities from the threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access Ericsson’s customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to Ericsson’s customers, which could have a material adverse effect upon Ericsson’s reputation and its business as a whole.
4.4    Threat actors may target employees, or other members of Ericsson’s workforce, through technological and non-technological means.
Recent trends have shown that there is a willingness to target end users, rather than the entire enterprises. This has manifested itself in the rise of threats such as ransomware, phishing, spear phishing, spoofing and other extortion methods. With a diverse workforce of approximately 105,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards Ericsson’s employees, or society at large. This could have a material adverse effect on the Company’s business, financial condition, reputation and brand.
4.5    Insiders may steal or monitor information or disrupt networks related to Ericsson or its customers, through technological or non-technological means.
To gain strategic access or to steal specific information competitors or governments may induce insiders or recruit employees who sell information or services for personal gain. Several organizations and institutes report an increase of insider threat over the last years. Any insider incident could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and brand, and may introduce litigation or other actions.

5 Environmental, social and business conduct risks
5.1    Failure to comply with environmental, social and business conduct regulations in many jurisdictions may expose Ericsson to significant penalties and other sanctions.
Ericsson is subject to environmental, social and business conduct applicable laws, rules and regulations as well as related requirements. Ericsson expects such laws, rules and regulations and other requirements to increase as governments impose new laws, rules, regulations and other requirements. These laws, rules, regulations and other requirements include anti-corruption laws (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism), as well as environmental, occupational health and safety laws and regulations that are applicable to Ericsson’s operations, facilities, products and services in each of the jurisdictions in which the Company operates. Ericsson works actively to promote compliance with applicable laws, rules, regulations and customer requirements related to the environment, health, and safety (including without limitation occupational health and safety) that apply to the Company; however, if Ericsson has failed or fails to comply with these laws, rules or regulations, the Company could be subject to significant penalties and other sanctions that could have a material adverse effect on Ericsson’s business, operating results, financial condition, reputation and brand. Additionally, there is a risk that Ericsson may have to incur expenditures to cover environmental, occupational health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Future regulations or judgments could have a significant adverse effect on Ericsson’s business, operating results, financial condition, reputation and brand.
5.2    Ericsson may fail to comply with environmental, social and business conduct standards, which could negatively affect the Company.
Ericsson’s management system includes the Code of Business Ethics, the Code of Conduct for Business Partners and a Sustainability Policy, as well as other Group Policies and Directives to govern the Company’s processes and operations, and to enable the Company’s processes and operations to be conducted in accordance with applicable laws, rules, regulations and other requirements. Ericsson’s Code of Business Ethics and Code of Conduct for Business Partners are based on the Company’s commitment to the UN Global Compact ten principles and the UN Guiding Principles on Business and Human Rights.
Ericsson’s compliance with the policies, directives, laws, rules and regulations, including anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws,

108 Financial Report 2022 | Risk factors	Ericsson Annual Report on Form 20-F 2022

rules and regulations, as well as the Company’s suppliers’ adherence to Ericsson’s Code of Conduct for Business Partners and related laws is subject to risk, and Ericsson has not been in compliance with all such policies, directives, laws, rules and regulations in the past and cannot provide any assurances that future violations will not occur, which could have material adverse effects on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects. See risk factor 3.3 above.
There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfil, including expectations that the Company make commitments. If we fail to adequately meet these expectations, or fail to timely meet any related goals or commitments, our business may be adversely affected. In addition, the Company’s disclosures regarding such matters may make us the target of activists, regulators and others who want the Company to take different approaches on such matters or provide additional disclosures or commitments, and such engagement could result in increased costs or reputational damage. Certain of our disclosures and commitments regarding such matters may be based in part or in whole on third-party information or third-party performance, and we cannot assure the quality of third-party information nor assure third-party performance.
Climate change and the potential environmental impact resulting therefrom may also result in new environmental, health and safety laws, rules and regulations that may affect us, our suppliers, and our customers. Such laws, rules or regulations could cause us to incur additional direct costs for compliance, including costs associated with changes to manufacturing processes, or costs associated with the procurement of raw materials and components used in our products, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional costs that are passed on to us. These costs may adversely impact the Company, including its reputation, business, financial condition, operating results, cash flows, or prospects. In addition, climate change could cause severe weather events, such as droughts, heat waves, wildfires, storms, and flooding, to occur more frequently or with greater intensity, as well as chronic changes in temperatures and rising sea levels, which could pose physical risks to our manufacturing facilities or our suppliers’ facilities, cause disruptions in our upstream and downstream logistic flows, and consequently increase operating costs and/or cause business interruptions.
5.3    Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.
The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose individuals to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, when used at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio frequency electromagnetic fields, the Company cannot guarantee that Ericsson will not become the subject of product liability claims. We also cannot guarantee that the Company will not be held liable for such claims or be required to comply with future changed regulatory requirements. Ericsson may in addition be affected by regulatory or other restrictions imposed on the Company’s customers use of radio equipment that may have a material adverse effect on our business, operating results, financial condition, reputation and brand.
5.4    Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain demands more complex.
In 2012, the U.S. Securities and Exchange Commission (SEC) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third parties. Ericsson can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products, which may have a material adverse effect on our business. In addition, since our supply chain is complex, the Company may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that Ericsson implements, which may harm our reputation and our business. Ericsson may also encounter challenges if customers put more emphasis on the idea that all of the Ericsson’s product components be certified as “conflict-free”. Ericsson acknowledges that similar challenges exist for other mineral and metals, outside the scope of the SEC disclosure rule.
5.5    Employees and sub-contractors may be put at risk in areas where Ericsson operates.
Ericsson’s commitment to bring connectivity to the world involves operations in areas of high risk related to local conflicts, warfare, criminality, authoritarian rule, man-made accidents or naturally caused crises, such as flooding, earthquakes, tsunamis or other. Such situations may risk the lives or welfare of employees, subcontractors’ employees, or their families, as well as trigger liabilities under International Humanitarian Law. Ericsson’s internal frameworks, contractual agreements, protective measures, and emergency response plans, may not be enough to protect employees or subcontractors’ employees from harm. If Ericsson is found to not have done enough to provide protection or support in such situations, it could have adverse material effects on our business and reputation and can lead to litigation and sanctions.

109 Financial Report 2022 | Forward-looking statements	Ericsson Annual Report on Form 20-F 2022

Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:
–	Potential material additional costs and liability resulting from our ongoing future compliance with the terms of the DOJ Plea Agreement with the DOJ and extended monitorship
–
Potential to become a target for public scrutiny as a result of entering into the DOJ Plea Agreement with the DOJ, including incorrect misinterpretations of the resolution, complaints to regulatory agencies, negative media publicity and, interference from our competitors, all of which could damage our reputation and materially and adversely affect our business and prospects

–
Risks resulting from entering into the DOJ Plea Agreement including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential negative impact on commercial contracts, dealings with financial institutions, contracts with suppliers, primarily due to counter-party reluctance to continue business relationships

–	Potential material additional liability resulting from past conduct, including allegations of past conduct in Iraq or other locations that remains unresolved or unknown
–
Risks related to internal control and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with historical conduct in Iraq or other locations

–	Our goals, strategies, planning assumptions and operational or financial performance expectations
–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19
–	Industry trends, future characteristics and development of the markets in which we operate
–	Our ability to comply with legal and regulatory requirements internationally
–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability
–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
–	The ability to deliver on future plans and to realize potential for future growth
–	The expected operational or financial performance of strategic cooperation activities and joint ventures
–	The time until acquired entities and businesses will be integrated and accretive to income
–	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.
The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are based on management’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that management believes to be reputable.
We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout this Annual Report, including in the section Risk factors. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this Annual Report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. Unless specifically indicated otherwise, the forward-looking statements in this Annual Report do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. We maintain website and external voluntary reports that may be referenced in this Annual Report. The information on our website and in our external voluntary reports is not incorporated by reference in, or otherwise to be regarded as part of, this Annual Report. We also report to more than one regulator, and our regulators have different definitions of what is or is not or may or may not be “material” for the purposes of our operations, financial statements and strategy. Given this, we may report certain matters to certain regulators and not to others. We may also use definitions of materiality in our voluntary reporting that are different from the definitions we use in our regulatory filings.

110 Financial Report 2022 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2022

Alternative performance measures

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. This section includes a reconciliation of the APM’s to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.
    APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.
    Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.
    The APMs presented in this report may differ from similarly titled measures used by other companies.

Adjusted earnings per share
SEK	2022	2021	2020	2019	2018
Earnings (loss) per share, diluted	5.62	6.81	5.26	0.67	–1.98
Restructuring charges	0.09	0.13	0.30	0.18	1.88
Amortizations and write-downs of acquired intangibles	0.45	0.32	0.27	0.22	0.37
Adjusted earnings per share	6.16	7.26	5.83	1.07	0.27

Definition	Reason to use
Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.
Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-downs of acquired intangible assets from acquired companies.

Adjusted working capital
SEK million	2022	2021	2020	2019	2018
Current assets	173,803	174,805	149,795	153,914	161,167
Current non-interest-bearing provisions and liabilities
Provisions, current	–7,629	–5,782	–7,580	–8,244	–10,537
Contract liabilities	–42,251	–32,834	–26,440	–29,041	–29,348
Trade payables	–38,437	–35,684	–31,988	–30,403	–29,883
Current tax liabilities 1)	–2,640	–2,917	–4,486	–	–
Other current liabilities 1)	–46,193	–37,921	–33,688	–37,405	–38,891
Adjusted working capital	36,653	59,667	45,613	48,821	52,508

1)
As from 2021 current tax liabilities is presented as a separate line item in the balance sheet and the comparison year 2020 has been updated accordingly. For 2018– 2019 the current tax liabilities is included in other current liabilities.

Definition	Reason to use
Current assets less current non-interest-bearing provisions
and liabilities (which include: current provisions, contract liabilities, trade payables, current tax liabilities and other
current liabilities).	Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received.

111 Financial Report 2022 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2022

Capital employed
SEK million	2022	2021	2020	2019	2018
Total assets	349,537	305,614	271,530	276,383	268,761
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,959	3,722	2,886	2,679	5,471
Deferred tax liabilities	4,784	884	1,089	1,224	670
Other non-current liabilities	745	1,587	1,383	2,114	4,346
Provisions, current	7,629	5,782	7,580	8,244	10,537
Contract liabilities	42,251	32,834	26,440	29,041	29,348
Trade payables	38,437	35,684	31,988	30,403	29,883
Current tax liabilities 1)	2,640	2,917	4,486	–	–
Other current liabilities 1)	46,193	37,921	33,688	37,405	38,891
Capital employed	202,899	184,283	161,990	165,273	149,615

1)
As from 2021 current tax liabilities is presented as a separate line item in the balance sheet and the comparison year 2020 has been updated accordingly. For 2018–2019 the current tax liabilities is included in other current liabilities.

Definition	Reason to use
Total assets less non-interest-bearing provisions
and liabilities (which includes non-current provisions,
deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax
liabilities and other current liabilities).	Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover
SEK million	2022	2021	2020	2019	2018
Net sales	271,546	232,314	232,390	227,216	210,838
Average capital employed
Capital employed at beginning of period	184,283	161,990	165,273	149,615	155,625
Capital employed at end of period	202,899	184,283	161,990	165,273	149,615
Average capital employed	193,591	173,137	163,632	157,444	152,620
Capital turnover (times)	1.4	1.3	1.4	1.4	1.4

Definition	Reason to use
Net sales divided by average capital employed (based on the amounts at January 1 and December 31).	Capital turnover indicates how effectively investment capital is used to generate revenues.

EBIT and EBIT margin / EBIT and EBIT margin excluding restructuring charges
SEK million	2022	2021	2020	2019	2018
EBIT	27,020	31,780	27,808	10,564	1,242
Net sales	271,546	232,314	232,390	227,216	210,838
EBIT margin (%)	10.0%	13.7%	12.0%	4.6%	0.6%
Restructuring charges	399	549	1,306	798	8,015
EBIT excluding restructuring charges	27,419	32,329	29,114	11,362	9,257
EBIT margin excluding restructuring charges (%)	10.1%	13.9%	12.5%	5.0%	4.4%

Definition	Reason to use
Earnings before financial items and income tax.
EBIT as a percentage of net sales.
Earnings before financial items and income tax excluding
restructuring charges.
EBIT excluding restructuring charges as a percentage of
net sales.

EBIT margin shows the EBIT in percentage of net sales. EBIT margin is a key internal measure as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term. The Company’s view is that EBIT margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

To ensure comparability to the 2022 Group target for EBIT margin excluding restructuring charges, set in 2018, the result for 2022 has been adjusted for the result from the acquired company Vonage as well as for the following items: SEK -2.3 billion due to a provision in relation to a potential DPA breach resolution with the United States Department of Justice (including estimated expenses for the previously announced extended monitorship), noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approx. SEK 2.2 billion, charges of SEK -1.0 billion related to the divestment of IoT and other portfolio adjustments, SEK -0.9 billion related to market exits including Russia, and SEK -0.8 billion related to exit of subscale agreements and product offerings in Cloud Software and Services, as well as acquisition related costs of SEK -0.4 billion related to Vonage.

112 Financial Report 2022 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2022

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges
SEK million	2022	2021	2020	2019	2018
Net income (loss)	19,112	22,980	17,623	1,840	–6,276
Income tax	5,497	6,270	9,589	6,922	4,813
Financial income and expenses, net	2,411	2,530	596	1,802	2,705
Amortizations and write-downs of acquired intangible assets	2,051	1,477	1,220	1,038	1,662
EBITA	29,071	33,257	29,028	11,602	2,904
Net sales	271,546	232,314	232,390	227,216	210,838
Net income (loss) as a percentage of net sales (%)	7.0%	9.9%	7.6%	0.8%	–3.0%
EBITA margin (%)	10.7%	14.3%	12.5%	5.1%	1.4%
Restructuring charges	399	549	1,306	798	8,015
EBITA excluding restructuring charges	29,470	33,806	30,334	12,400	10,919
EBITA margin excluding restructuring charges (%)	10.9%	14.6%	13.1%	5.5%	5.2%

Definition	Reason to use
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets.
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets, as a percentage of net sales.
EBITA excluding restructuring charges.
EBITA excluding restructuring charges as a percentage of net sales.

Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies. The Company’s view is that EBITA margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Equity ratio
SEK million	2022	2021	2020	2019	2018
Total equity	133,304	107,099	85,177	81,878	87,770
Total assets	349,537	305,614	271,530	276,383	268,761
Equity ratio (%)	38.1%	35.0%	31.4%	29.6%	32.7%

Definition	Reason to use
Equity expressed as a percentage of total assets.	This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Free cash flow before M&A / Free cash flow after M&A
SEK million	2022	2021	2020	2019	2018
Cash flow from operating activities	30,863	39.065	28,933	16,873	9,342
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	–4,477	–3,663	–4,493	–5,118	–3,975
Sales of property, plant and equipment	249	115	254	744	334
Product development	–1,720	–962	–817	–1,545	–925
Other investments 1)	–126	–131	801	–331	–523
Repayment of lease liabilities	–2,593	–2,368	–2,417	–2,990	–
Free cash flow before M&A	22,196	32,056	22,261	7,633	4,253
Acquisitions of subsidiaries and other operations	–51,995	–389	–9,657	–1,753	–1,618
Divestments of subsidiaries and other operations	307	448	59	248	333
Free cash flow after M&A	–29,492	32,115	12,663	6,128	2,968
Net sales	271,546	232,314	232,390	227,216	210,838
Cash flow from operating activities as a percentage of net sales (%)	11.4%	16.8%	12.5%	7.4%	4.4%
Free cash flow before M&A as percentage of net sales (%)	8.2%	13.8%	9.6%	3.4%	2.0%

1)
Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The difference is movements in other interest-bearing assets which is not part of the definition of Free cash flow.

Definition	Reason to use
Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).
Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A as a percentage of net sales.

Free cash flow before M&A represents the cash that the Company generates after capital expenditures, other investments and repayment of lease liabilities. The Company believes that free cash flow before M&A is a good way of reflecting the cash flows generated by the Company that can be used to expand the business, invest in subsidiaries, pay dividends and reduce debt.
    Free cash flow after M&A represents the cash that the Company generates after capital expenditures, other investments, repayment of lease liabilities and acquisitions/divestments of subsidiaries. The Company believes that free cash flow after M&A is a good way of reflecting the cash flows generated by the Company that can be used to expand the business, pay dividends and reduce debt.

113 Financial Report 2022 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2022

Gross cash
SEK million	2022	2021	2020	2019	2018
Cash and cash equivalents	38,349	54,050	43,612	45,079	38,389
Interest-bearing securities, current	8,736	12,932	6,820	6,759	6,625
Interest-bearing securities, non-current	9,164	30,626	21,613	20,354	23,982
Gross cash	56,249	97,608	72,045	72,192	68,996

Definition	Reason to use
Cash and cash equivalents plus interest-bearing securities (current and non-current).	Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin and Gross margin excluding restructuring charges
SEK million	2022	2021	2020	2019	2018
Gross income	113,295	100,749	93,724	84,824	68,200
Net sales	271,546	232,314	232,390	227,216	210,838
Gross margin (%)	41.7%	43.4%	40.3%	37.3%	32.3%
Restructuring charges included in cost of sales	195	273	725	337	5,938
Gross income excluding restructuring charges	113,490	101,022	94,449	85,161	74,138
Gross margin excluding restructuring charges (%)	41.8%	43.5%	40.6%	37.5%	35.2%

Definition	Reason to use
Gross income as a percentage of net sales. Gross income excluding restructuring charges as a percentage of net sales.
Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development. The Company’s view is that gross margin excluding restructuring charges gives a fair view of the profitability of the ongoing business.

Net cash
SEK million	2022	2021	2020	2019	2018
Cash and cash equivalents	38,349	54,050	43,612	45,079	38,389
+ Interest-bearing securities, current	8,736	12,932	6,820	6,759	6,625
+ Interest-bearing securities, non-current	9,164	30,626	21,613	20,354	23,982
– Borrowings, current	5,984	9,590	7,942	9,439	2,255
– Borrowings, non-current	26,946	22,241	22,218	28,257	30,870
Net cash	23,319	65,777	41,885	34,496	35,871

Definition	Reason to use
Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).	A positive net cash position is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs.

Operating expenses, excluding restructuring charges
SEK million	2022	2021	2020	2019	2018
Operating expenses	–83,030	–69,071	–66,280	–64,215	–66,848
Restructuring charges included in R&D expenses	54	137	411	344	1,293
Restructuring charges included in selling and administrative expenses	150	139	170	117	784
Operating expenses, excluding restructuring charges	–82,826	–68,795	–65,699	–63,754	–64,771

Definition	Reason to use
Operating expenses, excluding restructuring charges.	Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

114 Financial Report 2022 | Alternative performance measures	Ericsson Annual Report on Form 20-F 2022

Return on capital employed
SEK million	2022	2021	2020	2019	2018
EBIT	27,020	31,780	27,808	10,564	1,242
Average capital employed
Capital employed at beginning of period	184,283	161,990	165,273	149,615	155,625
Capital employed at end of period	202,899	184,283	161,990	165,273	149,615
Average capital employed	193,591	173,137	163,632	157,444	152,620
Return on capital employed (%)	14.0%	18.4%	17.0%	6.7%	0.8%

Definition	Reason to use
EBIT as a percentage of average capital employed (based on the amounts at January 1 and December 31).	Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity
SEK million	2022	2021	2020	2019	2018
Net income (loss) attributable to owners of the Parent Company	18,724	22,694	17,483	2,223	–6,530
Average stockholders’ equity
Stockholders’ equity, beginning of period 1)	108,775	86,674	82,559	86,729	95,952
Stockholders’ equity, end of period	134,814	108,775	86,674	82,559	86,978
Average stockholders’ equity	121,795	97,725	84,617	84,644	91,465
Return on equity (%)	15.4%	23.2%	20.7%	2.6%	–7.1%

1)	For 2019, adjusted opening balance due to implementation of IFRS 16 “Leases,” and for 2018, adjusted opening balance due to implementation of IFRS 9 “Financial instruments.”

Definition	Reason to use
Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).	Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency
SEK million	2022	2021	2020	2019	2018
Net sales	271,546	232,314	232,390	227,216	210,838
Acquired/divested business	–7,015	–1,201	–1,362	–96	–
Net FX impact	–25,968	11,607	7,796	–10,675	–4,232
Comparable net sales, excluding FX impact	238,563	242,720	238,824	216,445	206,606
Comparable net sales adjusted for acquired/divested business	232,314	232,390	227,132	208,130	–
Sales growth adjusted for comparable units and currency (%)	3%	4%	5%	4%	1%

Definition	Reason to use
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.
Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

115 Financial Report 2022 | The Ericsson share	Ericsson Annual Report on Form 20-F 2022

The Ericsson share
Share trading
The Telefonaktiebolaget LM Ericsson (the Parent Company) Class A and Class B shares (Ericsson shares) are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on Nasdaq New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.
    In 2022, approximately 2.0 (1.8) billion Class B shares were traded on Nasdaq Stockholm and approximately 2.3 (1.6) billion ADS were traded in the United States (incl. Nasdaq New York). A total of 4.4 (3.5) billion Ericsson Class B shares were thus traded on the exchanges in Stockholm and in the United States. According to Nasdaq, trading volume in Ericsson shares increased by approximately 11% on Nasdaq Stockholm and increased by approximately 43% in the United States when compared to 2021.

Share trading on different market places (class B shares)
    With the implementation of the Mifid directive in the EU, share trading became heavily fragmented across a large number of venues and trading categories. Trading on MTFs (multilateral trading facilities) and other venues gained market shares from stock exchanges such as Nasdaq Stockholm. In the last few years however, following a series of merger and acquisitions among trading venues, trading has become more concentrated.
    Total trading in Ericsson B shares on all venues combined has increased over the past five years from 6.4 billion shares in 2018 to 7.3 billion shares in 2022. Over the same period, trading of Ericsson ADS in the US has increased from 1.4 billion shares in 2018 to 2.3 billion shares in 2022.

The Ericsson share

Share/ADS listings
Nasdaq Stockholm
Nasdaq New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote 1)	261,755,983
of which Class B shares, each carrying one tenth of one vote 1)	3,072,395,752
Ericsson treasury shares, Class B	4,009,306
Quotient value	SEK 5.00
Market capitalization, December 31, 2022	SEK 204 billion
ICB (Industry Classification Benchmark)	9,500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
Nasdaq New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg Nasdaq	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters Nasdaq	ERIC.O

Changes in number of shares and capital stock 2018–2022
		Number of shares	Share capital (SEK)
2018	December 31	3,334,151,735	16,670,758,678
2019	December 31	3,334,151,735	16,670,758,678
2020	December 31	3,334,151,735	16,670,758,678
2021	December 31	3,334,151,735	16,670,758,678
2022	December 31	3,334,151,735	16,670,758,678

Share performance indicators
	2022	2021	2020	2019	2018
Earnings (loss) per share, diluted (SEK) 1)	5.62	6.81	5.26	0.67	–1.98
Adjusted earnings per share (SEK) 2)	6.16	7.26	5.83	1.07	0.27
Dividend per share (SEK) 3)	2.70	2.50	2.00	1.50	1.00
Total shareholder return (%)	–36	4	22	6	47
P/E ratio	11	15	19	122	n/a

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges,
SEK. A reconcilation of Alternative performance measures is available on pages 110–114.
3)	For 2022 as proposed by the Board of Directors.
For definitions of the financial terms used including a description of alternative performance measure, see Glossary and Financial Terminology.

116 Financial Report 2022 | The Ericsson share	Ericsson Annual Report on Form 20-F 2022

Share and ADS prices
Principal trading market – Nasdaq Stockholm – share prices
The tables state the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).
    Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.
Host market – Nasdaq New York – ADS prices
The tables state the high and low share prices quoted for the ADSs on Nasdaq New York for the periods indicated. The Nasdaq New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm
(SEK)	2022	2021	2020	2019	2018
Class A at last day of trading	66.00	100.20	105.40	85.40	77.40
Class A high (Feb 11, 2022)	118.40	128.80	119.00	96.80	85.20
Class A low (Nov 3, 2022)	63.50	91.90	64.10	74.70	49.05
Class B at last day of trading	60.90	99.79	99.98	81.56	77.92
Class B high (Feb 11, 2022)	117.32	121.80	110.15	96.74	85.66
Class B low (Nov 24, 2022)	58.81	91.00	59.54	74.02	49.04
Source: Nasdaq Stockholm

Share prices on Nasdaq New York
(USD)	2022	2021	2020	2019	2018
ADS at last day of trading	5.84	10.87	11.95	8.78	8.88
ADS high (Jan 22, 2022)	12.78	15.32	12.20	10.46	9.45
ADS low (Oct 20, 2022)	5.16	9.93	6.15	7.58	6.00
Source: Nasdaq New York

Share prices on Nasdaq Stockholm and Nasdaq New York
	Nasdaq Stockholm				Nasdaq New York
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
Annual high and low
2018	85.20	49.05	85.66	49.04	9.45	6.00
2019	96.80	74.70	96.74	74.02	10.45	7.58
2020	119.00	64.10	110.15	59.54	12.61	6.15
2021	128.80	91.90	121.80	91.00	15.32	9.93
2022	118.40	63.50	117.32	58.81	12.78	5.16

Quarterly high and low
2021 First Quarter	128.80	105.40	118.05	96.90	15.32	11.55
2021 Second Quarter	122.60	104.40	121.80	104.90	14.39	12.40
2021 Third Quarter	116.00	95.40	116.16	95.58	13.40	10.88
2021 Fourth Quarter	107.00	91.90	107.04	91.00	12.24	9.93
2022 First Quarter	118.40	78.50	117.32	72.56	12.78	5.16
2022 Second Quarter	97.00	76.00	94.77	72.60	9.80	7.26
2022 Third Quarter	88.30	66.30	81.32	64.12	7.81	5.65
2022 Fourth Quarter	77.00	63.50	73.56	58.81	6.82	5.16

Monthly high and low
August 2022	85.30	80.40	81.32	76.15	7.81	7.12
September 2022	83.50	66.30	80.46	64.12	7.53	5.65
October 2022	77.00	63.70	73.54	58.81	6.54	5.16
November 2022	72.50	63.50	67.55	59.51	6.55	5.32
December 2022	76.00	65.00	70.67	59.62	6.82	5.67
January 2023	73.00	63.00	68.50	56.48	6.43	5.50

1) One ADS = 1 Class B share.	Source: Nasdaq Stockholm and Nasdaq New York.

117 Financial Report 2022 | The Ericsson share	Ericsson Annual Report on Form 20-F 2022

Shareholders
As of December 31, 2022, the Parent Company had 425,636 shareholders registered at Euroclear Sweden AB (the Central Securities Depository – CSD), of which 747 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 315,301,878 ADSs outstanding as of December 31, 2022, and 2,884 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 18, 2023, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 181,994.
    According to information known at year-end 2022, approximately 86% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.
    The table below shows the total number of shares in the Parent Company owned by the Executive Team and Board members (including Deputy employee representatives) as a group as of December 31, 2022.

The Executive Team and Board members, ownership
	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Team and Board members as a group (33 persons)	1,708	2,963,353	0.05%
For individual holdings, see Corporate Governance report.

Geographical ownership breakdown of share capital including retail shareholders and treasury shares
Percent of capital

Ownership breakdown by type of owner
Percentage of voting rights

Number of shares 1)
Holding	No. of shareholders	No. of A shares	No. of B shares	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1 - 500	338,026	1,471,646	42,378,039	1.32%	1.00%	2,677,951
501 - 1,000	39,076	972,986	28,689,593	0.89%	0.68%	1,811,413
1,001 - 5,000	39,572	2,862,155	83,603,065	2.59%	1.97%	5,280,329
5,001 - 10,000	5,108	1,067,025	35,605,102	1.10%	0.81%	2,238,774
10,001 - 15,000	1,407	428,979	16,962,784	0.52%	0.37%	1,061,346
15,001 - 20,000	661	314,370	11,532,196	0.36%	0.26%	723,059
20,001 -	1,785	254,638,822	2,853,004,496	93.21%	94.89%	190,554,136
Total, December 31, 2022 2)	425,636	261,755,983	3,072,395,752	100.00%	100.00%	204,384,796

1)	Source: Euroclear.

2)	Includes a nominee reporting discrepancy of 620,477 shares.
The following table shows share information as of December 31, 2022 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31, 2022, 2021 and 2020.

Largest shareholders December 31, 2022 and percentage of voting rights December 31, 2022, 2021 and 2020
Identity of person or group 1)	Number of Class A shares	Of total Class A shares percent	Number of Class B shares	Of total Class B shares percent	Of total Class A+B shares percent	2022 Voting rights percent	2021 Voting rights percent	2020 Voting rights percent
Investor AB	120,762,803	46.14	145,982,932	4.75	8.00	23.79	23.79	22.81
AB Industrivärden	86,052 615	32.88	1,000,000	0.03	2.61	15.14	15.14	15.14
AMF Tjänstepension and AMF Fonder	20,650,000	7.89	70,713,302	2.30	2.74	4.87	4.36	2.56
Cevian Capital	339,228	0.13	151,386,082	4.93	4.55	2.72	2.72	3.25
BlackRock Institutional Trust Company, N.A.	522	0.00	137,111,236	4.46	4.11	2.41	2.41	2.35
Fidelity International	0	0.00	122,905,644	4.00	3.69	2.16	2.24	2.31
AFA Försäkring AB	11,484,600	4.39	7,180,817	0.23	0.56	2.14	2.05	1.99
Swedbank Robur Fonder AB	8,277	0.00	111,928,200	3.64	3.36	1.97	1.86	2.18
The Vanguard Group, Inc.	1,161,057	0.44	94,519,989	3.08	2.87	1.87	1.56	1.42
PRIMECAP Management Company	0	0.00	82,414,721	2.68	2.47	1.45	1.20	1.17
Norges Bank Investment Management (NBIM)	1	0.00	70,964,273	2.31	2.13	1.25	1.05	0.79
Livförsäkringsbolaget Skandia, ömsesidigt	4,240,604	1.62	25,530,500	0.83	0.89	1.19	1.02	0.44
Tredje AP Fonden	4 250,736	1.62	18,765,383	0.61	0.69	1.08	0.95	0.97
Handelsbanken Asset Management	16,581	0.01	60,074,265	1.96	1.80	1.06	0.93	0.89
State Street Global Advisors (US)	1,583	0.00	54,001,003	1.76	1.62	0.95	0.89	1.03
Others	12,787,376	4.89	1,917,917,405	62.42	57.91	35.95	37.83	40.71
Total	261,755,983	100	3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq

118 Financial Report 2022 | The Ericsson share	Ericsson Annual Report on Form 20-F 2022

Share trend
In 2022, Ericsson’s total market capitalization decreased by 39.0% to SEK 204 billion, from SEK 333 billion in 2021 (which represented an increase by 2.2% against 2020). In 2022, the index, OMX Stockholm, on Nasdaq Stockholm decreased by 15.6%, the Nasdaq composite index decreased by 33.0% and the S&P 500 Index decreased by 19.4%.

119 Financial Report 2022 | Shareholder information	Ericsson Annual Report on Form 20-F 2022

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2023 is expected to be held on Wednesday, March 29, 2023 at 3 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm, Sweden.
    Shareholders are also able to exercise their voting rights by post before the meeting.
    Information on registration and notice of participation, on how shareholders will be able to exercise their voting rights, and on proxies and assistants is found in the notice of the Annual General Meeting. Information is also available on the Company’s website www.ericsson.com.
Dividend proposal
The board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.70 (2.50) per share for the financial year 2022, representing a total dividend of approximately SEK 9.0 (8.3) billion. The dividend is proposed to be paid in two installments, SEK 1.35 (USD 0.13) per share with the record date March 31, 2023, and SEK 1.35 (USD 0.11) per share with the record date September 29, 2023. Should the Annual General Meeting decide in favor of the proposal, payment of the dividend is expected to be made on April 5, 2023 and on October 4, 2023.
Financial information from Ericsson
2022 Form 20-F for the US market:
–	March 15, 2023
Interim reports 2023:
–	Q1, April 18, 2023
–	Q2, July 14, 2023
–	Q3, October 17, 2023
–	Q4, January 23, 2024
Annual Report 2023:
–	March, 2024

120 Financial Report 2022 | Financial terminology	Ericsson Annual Report on Form 20-F 2022

Financial terminology
1)

Adjusted earnings per share
Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.
Adjusted working capital
Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, contract liabilities, trade payables, current tax liabilities and other current liabilities).
CAPEX
Capital expenditures.
Capital employed
Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).
Capital turnover
Net sales divided by average capital employed (based on the amounts at January 1 and December 31).
Compound annual growth rate (CAGR)
The year-over-year growth rate over a specified period of time.
Days sales outstanding (DSO)
Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.
Earnings (loss) per share (EPS)
Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.
Earnings (loss) per share diluted (EPS diluted)
Earnings (loss) per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares.
EBIT
Earnings before financial items and income tax.
EBIT margin
EBIT as a percentage of net sales.
EBITA
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets.
EBITA margin
Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets as a percentage of net sales.
Equity ratio
Equity expressed as a percentage of total assets.
Free cash flow after M&A
Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A
Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).
Gross cash
Cash and cash equivalents plus interest-bearing securities (current and non-current).
Gross margin
Gross income as a percentage of net sales.
Inventory turnover days (ITO days)
365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).
M&A
Mergers and Acquisitions.
Net cash
Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).
OCI
Other comprehensive income.
OPEX
Operating expenses.
P/E ratio
The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.
Payable days
The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.
Return on capital employed
EBIT as a percentage of average capital employed (based on the amounts at January 1 and December 31).
Return on equity
Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).
Sales growth adjusted for comparable units and currency
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named as organic sales.
SG&A
Selling, General & Adminstrative operating expenses.
Total shareholder return (TSR)
The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.
Value at Risk (VaR)
A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.
Exchange rates

Exchange rates in consolidation
	January–December
	2022	2021
SEK/EUR
Average rate 1)	10.61	10.15
Closing rate	11.08	10.24
SEK/USD
Average rate 1)	10.04	8.56
Closing rate	10.38	9.05

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

1)	For additional information of certain financial terms, see Alternative performance measures on pages 110–114.

121 Financial Report 2022 | Glossary	Ericsson Annual Report on Form 20-F 2022

Glossary

4G
Forth generation mobile systems, also known as LTE.
5G
The fifth generation of mobile systems. An evolution of 4G/LTE.
5GC
5G Core Network is responsible for managing the flow of data in a 5G network and ensures that the network can meet the demands of the 5G services and applications.
6G
Sixth generation mobile system. An evolution of 5G.
AI
Artificial Intelligence. The ability of a machine to perform tasks commonly associated with intelligent beings.
API
Applications Programming Interface. An API is a set of protocols and routines for building software applications, enabling communication and access to services or data of other software programs.
BSS
Business Support Systems, the IT-systems that a communications service provider uses to run its business operations towards customers. Together with operations support systems (OSS), they are used to support various services for both business processes and the network end-to-end.
CCaaS
Contact Center as a Service. A cloud-based solution for managing customer interactions, providing businesses with a virtual call center environment.
Cloud
When data and applications reside in accessible data centers.
Cloud native
Cloud native is the software approach of building, deploying, and managing modern applications in cloud computing environments.
CO2e
The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.
Core network
The mobile network’s core part, which offers numerous services to the end users who are interconnected by the access network. Its key function is to direct voice calls and route data traffic.
COVID-19
The disease caused by the coronavirus (SARS-CoV-2).
COVID-19 pandemic
The global spread of the disease caused by the coronavirus (SARS-CoV-2).
CPaaS
Communications Platform as a Service. A cloud-based solution that provides businesses with tools and APIs for integrating real-time communication capabilities, such as voice, video, and messaging, into their applications.
FWA
Fixed Wireless Access is a high-speed internet technology using wireless communication instead of cables.
ICT
Information and Communication Technology.
IoT
Internet of things, interconnection of computing things enabling them to send and receive data.
IP
Internet Protocol. Defines how information travels between network elements across the internet.
IPR
Intellectual Property Rights, or specifically patents.
Managed services
Management of operator networks and/or hosting of their services.
Mobile broadband
Wireless high-speed internet access using the HSPA, LTE, CDMA2000EV-DO and 5G technologies.
Network slicing
A network slice is a logically separated, self-contained, independent and secured part of the network, targeting different services with different requirements on speed, latency and reliability.
OSS
Operations Support Systems, IT-systems used by communications service providers to manage their networks. They support management functions such as network inventory, service provisioning, network configuration and fault management. Together with Business Support Systems (BSS), they are used to support various services for both business processes and the network end-to-end.
RAN
Radio Access Network, consists of a large number radio base stations that handsets and devices can connect to.
Time-bound latency
Time-bound latency refers to the time delay between when a device sends a request and when it receives a response from the network.
UCaaS
Unified Communications as a Service. A cloud-based solution that integrates various communication tools, such as voice, video, messaging, and collaboration, into a single platform.
WAN
Wide Area Network. A WAN connects remote networks for communication and resource sharing.
XR
Extended Reality. A technology that includes virtual reality (VR), augmented reality (AR), and mixed reality (MR), enabling users to experience and interact with computer-generated simulations.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Corporate Governance report

Part of Ericsson Annual Report 2022

Annual Report 2022

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Corporate Governance report Part of Ericsson Annual Report 2022 Annual Report 2022 Financial Corporate Remuneration report Governance report report ericsson.com

Contents

Corporate Governance report 2022

Regulation and compliance	2

Governance structure	4

General Meetings of shareholders	5

Nomination Committee	6

Board of Directors	6

Committees of the Board of Directors	9

Remuneration to Board members	11

Members of the Board of Directors	12

Management	16

Members of the Executive Team	20

Auditor	26

Internal control over financial reporting	26

This Corporate Governance report is rendered as a separate report added to the Financial Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act.

Forward-looking statements
This report may include forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance.
    The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are based on the Company’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that the Company believes to be reputable.
    We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout the Company’s Annual Report for the financial year 2022, including in the section Risk Factors of the Company’s Annual Report for the financial year 2022. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. We maintain website and external voluntary reports that may be referenced in this report. The information on our website and in our external voluntary reports is not incorporated by reference in, or otherwise to be regarded as part of, this report.

1 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Corporate Governance report 2022

Ericsson is committed to maintaining the highest standards of corporate governance; this ensures effective decision-making, robust risk management, accountability, ownership, transparency and social responsibility at all levels of the organization. Strong oversight across the organization (by the Board, the CEO, the Executive Team and at all other levels) underpins our governance.

“For the Board, best-in-class governance and building a culture of compliance, ethics and integrity remain a top priority. The Board has continued to oversee and accelerate our cultural transformation, further embedding our sustainable program of compliance and controls, and revamping our global risk management approach. The Company and the Board are committed to continuously developing and improving its internal governance, risk management and oversight and controls.
    The Board acknowledges the feedback from the shareholders and the vote against discharge from liability at the 2022 Annual General Meeting; and taking this into account, best-in-class governance and building a culture of compliance, ethics and integrity continue to be a top priority for the Board. Over the course of 2022, the Board worked closely with management to make enhancements to the

Company’s governance framework. Also, importantly, on March 2, 2023, we announced our resolution with the U.S. Department of Justice regarding non-criminal breaches under our 2019 Deferred Prosecution Agreement, and this allows us to focus more fully on our strategic opportunities.
    In 2022, the Board witnessed with satisfaction Ericsson’s strong commitment to further developing and streamlining and clarifying internal processes, oversight and controls, as well as setting even higher expectations of performance and adherence to its integrity mandate for all personnel. Integrity and ethics will remain at the center of everything we do.”

Ronnie Leten
Chair of the Board

2 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Regulation and compliance
Ericsson’s Corporate Governance
Ericsson is committed to ensuring the highest standards of corporate governance: effective oversight across the organization (by the Board, the President and CEO and the Executive Team); effective decision making with clear accountabilities at all levels; a robust approach to risk management to effectively identify and control risks; compliance with law in everything we do; and an integrityled culture.
    The Company has adopted corporate governance practices and procedures that establish clear rules of governance, ranging from matters requiring approval of the Company’s shareholders and members of its Board to conflict of interest policies, and director and management duties and obligations. More information can be found on our website at https://www.ericsson.com/en/about-us/corporate-governance.
Key Corporate Governance Developments in 2022
In the first quarter of 2022, the Board and Ericsson’s President and CEO requested that the Executive Team, led by the Chief Legal Officer and working with the Audit and Compliance Committee, review the Company’s corporate governance practices with a view to extending them beyond the standard and mandatory levels of compliance and introducing enhancements. The Company is pleased to report that good progress has been made and our governance enhancements will continue to be made throughout 2023. The priorities that were implemented in 2022 are as follows:
–
introduction of an enhanced approach to risk management and establishment of a Group Business Risk Committee (BRC) comprising executives and co-chaired by the Chief Financial Officer and the Chief Legal Officer;

–	enhancing disclosures on our corporate governance practices;
–	formally introducing compliance and integrity performance indicators into executive remuneration;
–	formally expanding the remit of the Audit and Compliance Committee to ensure enhanced oversight of the compliance program, high-risk investigations, and risk management;
–
increasing the number of Audit and Compliance Committee meetings and enhancing the Audit and Compliance Committee’s oversight of ongoing implementation of the Company’s compliance and internal controls program; and

–	substantially increasing the resources in the Compliance office and Corporate & Government Investigations team, and continuing to invest in transactional controls and analytics; and
–
making enhancements to risk assessments, including expanded risk assessments to address country specific compliance risks, and continuing to tighten our vetting and oversight of third parties with whom we work, to choose parties who will meet our ethics and compliance expectations.

The Company has strengthened its executive oversight of risk management with the recruitment of highly-experienced executives, including a new Chief Legal Officer, and a new Head of Corporate & Government Investigations.
External rules
As a Swedish public limited liability company with securities traded on Nasdaq Stockholm as well as on Nasdaq New York, Ericsson is subject to a variety of rules that affect its governance. Relevant external rules applicable to Ericsson’s governance include:
–	The Swedish Companies Act
–	Applicable EU regulations
–	Swedish Corporate Governance Code (the Code)
–
The Nasdaq Stock Market Rules, including The Nasdaq Nordic Main Market Rules for Issuers of Shares and applicable Nasdaq New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

–	Applicable requirements of the U.S. Securities and Exchange Commission (SEC).
Internal rules and policies
The articles of association and the work procedure for the Board of Directors (and its respective Committees) establish the foundation for our internal corporate governance.
    In addition, to ensure compliance with legal and regulatory requirements and the high standards that Ericsson has set, Ericsson has adopted a range of policies and procedures that include:
–	The Code of Business Ethics
–	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management
–	The Code of Conduct for Business Partners
–	Group Risk Protocol.
Sustainability and corporate responsibility governance
Sustainability and corporate responsibility are integral parts of Ericsson’s strategy and culture. This embodies our values, and we have embedded this across our operations to create a more resilient business, to have a positive impact on our people and the communities in which we work, and to create long-term value for the Company’s stakeholders. Within the Company, a dedicated Sustainability and Corporate Responsibility unit is responsible for developing and implementing relevant strategies, policies, steering documents, targets, and processes. Environmental, social, and economic performance is continuously measured and monitored, and is regularly subject to external assurance to ensure accuracy and reliability.
    The Board of Directors oversees the Company’s sustainability and corporate responsibility strategy, and the Executive Team provides strategic guidance through various steering boards and committees. The Board receives reports on risks and performance annually, or more often as needed. In accordance with the Swedish Annual Accounts Act, Ericsson has prepared a separate sustainability report titled “Sustainability and Corporate Responsibility Report 2022.”
Ericsson interactions with U.S. authorities and other governmental authorities
On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the

Compliance with securities market regulations

Compliance with the Swedish Corporate Governance Code
The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance standards on a global level. Ericsson does not report any deviations from the rules of the Code in 2022.

Compliance with applicable stock exchange rules
There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2022.

3 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

United States Department of Justice (DOJ) regarding non-criminal breaches under its deferred prosecution agreement (DPA). Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017, as described below. In addition, Ericsson has agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. As set forth in the DOJ Plea Agreement, Ericsson will have certain continuing obligations through June 2024, including cooperation, reporting evidence or allegations of potential FCPA violations, continuing to engage an independent compliance monitor and improving its compliance program.
    Previously, on January 12, 2023, the Company announced that a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to the DOJ Plea Agreement was made. The provision also included estimated expenses (SEK 0.1 billion) for the previously announced extended compliance monitorship.
    Ericsson originally entered into a resolution with the DOJ resolving the DOJ’s investigations into Ericsson’s business dealings in Djibouti, China, Vietnam, Indonesia and Kuwait. The resolution included a DPA and a guilty plea by our Egyptian subsidiary to a criminal violation of the antibribery provisions of the US Foreign Corrupt Practices Act (FCPA). Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson did not violate the terms of the DPA. As part of the DPA with the DOJ and consent judgment with the U.S. Securities and Exchange Commission (SEC), Ericsson agreed to engage an independent compliance monitor for three years while the Company continues to undertake significant reforms to strengthen its Ethics and Compliance Program. The monitor’s primary responsibilities include reviewing and evaluating the Company’s progress in implementing and operating its enhanced compliance program and accompanying controls, pursuant to the terms of the DPA, as well as providing recommendations for improvements.
    In October 2021, the DOJ notified Ericsson of its determination that the Company breached its obligations under the DPA by failing to provide required information to the DOJ.
    In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.
    In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s internal investigation into conduct in Iraq. The DOJ also determined the Company breached the DPA by failing to inform the DOJ about the investigation until after entering into the DPA.
    In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, we are permanently enjoined from violating the FCPA’s antibribery, books and records and internal controls provisions. Violations of the injunction or consent judgment could subject us to new civil and criminal penalties as well as new enforcement actions.
    In December 2022, prior to entering the DOJ Plea Agreement, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, to June 2024. The Company continues to face other negative consequences from these matters, including matters under review as part of our ongoing and future communications with governmental authorities to comply with our obligations under the DOJ Plea Agreement.
    With respect to the matters described in the 2019 Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC. As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization, and the Company’s significant further investigation over the course of 2022 has not altered this conclusion. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in a 2019 Iraq-related internal investigation report remain open and ongoing and are not covered by the DOJ Plea Agreement.

4 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Ethics and Compliance Program
For several years, we have invested significant resources to strengthen our ethics and compliance (E&C) program. This is a continuous effort and has, importantly, been underpinned by work across the organization to embed a culture of integrity and ethics. This is bolstered by the continuous strengthening of the compliance function, together with the implementation and maintenance of strong systems, controls and policies to effectively prevent and detect wrongdoings.
    During 2022, we advanced the company-wide and E&C-led program focused on prioritizing integrity as part of Ericsson’s culture and way of working. This program serves to foster accountability and effective decision-making, while also furthering trust with our customers, business partners, and regulators.
    The Company also promotes transparency through the maintenance of a dedicated communication channel for employees and other external stakeholders to report any compliance concerns – the Ericsson Compliance Line.
    Progress in the speak-up culture is evidenced by the continuous and increasing engagement of our employees over the recent years in raising compliance questions as well as potential concerns to ensure we conduct business with integrity. The Company noted a modest increase in number of reported potential compliance concerns by 33 (approx. 3.12%). We treat this as an indicator of growing confidence by employees and third parties in the integrity of our allegation management and investigation processes and we take serious measures when we learn of any potential misconduct.
    Also, in 2022 we revised and enhanced our Code of Business Ethics (CoBE), which outlines the Company’s expectations for all employees and our fundamental ethical principles. CoBE is designed to ensure that the Company pursues business with a strong sense of integrity and reflects the Company’s commitment to conducting business responsibly, consistent with all internationally recognized human rights principles and the applicable laws and regulations where the Company operates. All employees and our Board of Directors are subject to CoBE, as are our consultants and contractors. CoBE is available in 43 languages used across our global operations, and all employees are required to confirm their understanding of CoBE on a regular basis. In addition, all employees shall participate in a mandatory Foundational Anti-Bribery and Corruption (ABC) training. Managers and employees exposed to increased risk are also required to participate in an expanded version of the ABC training.
    In 2022, the Company also increased the number of employees within the compliance function, further strengthening the organization in this area. We continue to embed compliance employees throughout the organization, to partner with the business and advise on decisions. Moreover, the Company continued to invest in transactional controls and data analytics, a Compliance Help desk and additional compliance officers in-country, to help employees make integrity-driven decisions. In addition, the Company has embedded Ethics and Compliance guidance into its M&A processes.
    We continue to make considerable investments in improving our E&C Program in accordance with our strategy and objectives, to remediate historical issues, including gaps in our compliance processes and internal controls, and to strengthen our internal investigations team.
    On February 28, 2023, we announced that the Head of our Ethics and Compliance function was departing after almost four years in her role, and was being replaced on an interim basis by Jan Sprafke, who reports to the Chief Legal Officer and the Audit and Compliance

Committee. He will continue to lead the further embedding of our E&C Program into the organization.

Governance structure
Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.
    A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.
    In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies, who the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for overseeing the strategy of Ericsson and the management of its operations.
    The President and CEO, appointed by the Board of Directors, is responsible for developing and executing the strategy and handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.
    The external auditor of Ericsson is appointed by the shareholders at the General Meeting of shareholders.

Ownership structure
As of December 31, 2022, the Parent Company had 425,636 registered shareholders, of which 412,763 were resident or located in Sweden (according to the share register

5 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

kept by Euroclear Sweden AB). Swedish institutions held approximately 58% of the votes. The largest shareholders as of December 31, 2022 were Investor AB with approximately 23.79% of the votes (8.00% of the shares) and AB Industrivärden with approximately 15.14% of the votes (2.61% of the shares) and AMF Tjänstepension and AMF Fonder with approximately 4.87% of the votes (2.74% of the shares).
    A significant number of the shares held by foreign investors are nominee-registered, i.e., held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register kept by Euroclear Sweden AB or included in the shareholding statistics.
    More information on Ericsson’s shareholders can be found in the chapter “The Ericsson share” in the Financial Report.
Shares and voting rights
The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote, and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.
    The Parent Company may also issue Class C shares, which are converted into Class B shares to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.
    In the US, the Ericsson Class B shares are listed on Nasdaq New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.
    The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

General Meetings of shareholders
Decision-making at General Meetings
The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies

Act requires qualified majorities in certain cases, for example in case of: amendment of the articles of association; and resolution to transfer treasury stock to employees participating in long-term variable compensation programs.
The Annual General Meeting of shareholders
The Annual General Meeting of shareholders (AGM) is held in Kista/Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.
    Shareholders who cannot participate in person may be represented by proxy. The Board of Directors may decide, in accordance with the articles of association, that the shareholders also shall be able to exercise their voting rights by post before the AGM pursuant to the procedure stated in the Swedish Companies Act. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.
    The AGM is held in Swedish and is simultaneously translated into English.
Documentation provided by the Company is available in both Swedish and English.
    The AGM gives attending shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.
    The external auditor is present at the AGM.
Ericsson’s AGM 2022
Including shareholders represented by proxy, 2,163 shareholders were represented at the AGM held on March 29, 2022 representing approximately 68% of the votes.
    Due to the COVID-19 pandemic, the AGM 2022 was conducted without the physical presence of shareholders, representatives and third parties and the meeting was conducted as digital meeting with online participation. In addition, the shareholders were able to exercise their voting rights by post before the meeting. This was in line with section 22 of the Act (2020:198) on temporary exceptions to facilitate the execution of general meetings in companies and other associations, in force until December 31, 2022. Shareholders who did not wish to vote or ask questions online and others who wanted to follow the discussions were able to follow the AGM via Lumi Global’s website.
Decisions of the AGM 2022 included:
–	Shareholders representing at least one tenth of all shares in the Company voted against discharge from liability of the Board members and the President and CEO for the financial year 2021
–	Payment of a dividend of SEK 2.50 per share to be paid in two installments
–	Re-election of Ronnie Leten as Chair of the Board of Directors
–
Re-election of the following members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

–	New election of the following member of the Board of Directors: Carolina Dybeck Happe
–	Approval of Board of Directors’ fees, in accordance with the Nomination Committee’s proposal:
–	Chair: SEK 4,375,000 (previously SEK 4,225,000)
–	Other non-employee Board members: SEK 1,100,000 each (previously SEK 1,060,000)
–	Chair of the Audit and Compliance Committee: SEK 475,000 (previously SEK 420,000)
–	Other non-employee members of the Audit and Compliance Committee: SEK 275,000 each (previously SEK 270,000)
–	Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 205,000 each (previously SEK 205,000)
–	Other non-employee members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 180,000 each (previously SEK 180,000)
–	Approval for part of the Board members’ fees to be paid in the form of synthetic shares
–	Re-appointment of Deloitte AB as auditor for the period up until the end of the AGM 2023
–	Implementation of a Long-Term Variable Compensation Program 2022 for the Executive Team. However, due to technical

Contact the Board of Directors	Annual General Meeting 2023
Telefonaktiebolaget LM Ericsson	Ericsson’s AGM 2023 is expected to be held
The Board of Directors Secretariat	on March 29, 2023. Further information is
SE-164 83 Stockholm, Sweden	available on Ericsson’s website.
boardsecretariat@ericsson.com

6 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

issues, the Company was unable to properly register and count all submitted votes, the Board of Directors therefore resolved to withdraw resolution item 16.2 (Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the Long-Term Variable Compensation Program 2022) and item 17 (The Board of Directors’ proposal for resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program 2021).
The minutes from the AGM 2022 is available on Ericsson’s website.

Nomination Committee
The AGM has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:
–	representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and
–	the Chair of the Board of Directors.
The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee. However, the Company shall bear reasonable expenses related to the assignment of the Nomination Committee.
Members of the Nomination Committee
The current Nomination Committee members are:
–	Johan Forssell (appointed by Investor AB), Chair of the Nomination Committee
–	Karl Åberg (appointed by AB Industrivärden)
–	Anders Oscarsson (appointed by AMF Tjänstepension and AMF Fonder)
–	Niko Pakalén (replaced Jonas Synnergren on December 9, 2022) (appointed by Cevian Capital Partners Limited)
–	Ronnie Leten (the Chair of the Board of Directors).
The tasks of the Nomination Committee
The main task of the Nomination Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chair of the Board of Directors fulfils an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.
    The Nomination Committee also makes the following proposals, for resolution by the AGM:
–	Remuneration to non-employee Board members elected by the AGM and remuneration to the auditor
–	Appointment of auditor, whereby candidates are selected in cooperation with the Audit and Compliance Committee of the Board
–	Election of Chair at the AGM
–	Changes to the Instruction for the Nomination Committee (if any).
Work of the Nomination Committee for the AGM 2023
The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a timeline for its work ahead. The complete proposals of the Nomination Committee were presented in connection with the notice convening the AGM 2023.
    A good understanding of Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chair of the Board presented his views to the
Committee on the Company’s strategy and challenges. The Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.
    The Committee has analysed the needs of competencies in the Board and has been informed of the results of the Board work evaluation led by the Chair of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board is provided with different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Board members have the capability to devote necessary time and care to the Board’s work.
    In 2022, the Committee met with the Chair of the Audit and Compliance Committee to acquaint itself with the assessments made by the Company and the Audit and Compliance Committee of the quality and efficiency of external auditor work. The Audit and Compliance Committee also provided its recommendations on external auditor and audit fees.
    As of February 22, 2023, the Nomination Committee has held nine meetings.

Board of Directors
The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who

Contact the Nomination Committee	Proposals to the Nomination Committee
Telefonaktiebolaget LM Ericsson	Shareholders may submit proposals to the
The Nomination Committee	Nomination Committee at any time but should
c/o The Board of Directors Secretariat	do so in due time before the AGM to ensure
SE-164 83 Stockholm	that the proposals can be considered by the
Sweden	Committee. Further information is available
nomination.committee@ericsson.com	on Ericsson’s website.

7 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson, including matters of business development, results, financial position and liquidity.
    Board members serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.
    The President and CEO may be elected a Director of the Board (and Börje Ekholm is currently a Director) but may not be elected Chair of the Board under the Swedish Companies Act.
Conflicts of interest
Ericsson maintains rules and regulations regarding conflicts of interest. Board members are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.
    The Audit and Compliance Committee oversees the procedures for related-party transactions. The Committee has also implemented a pre-approval process for non-audit services carried out by the external auditor.
Composition of the Board of Directors and diversity
The current Board of Directors consists of eleven Board members elected by the shareholders at the AGM 2022 for the period until the close of the AGM 2023. The Board of Directors also consists of three employee representatives and three deputies, appointed by the trade unions for the same period of time.
    The Nomination Committee advised before the AGM 2022 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is also diverse in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2022. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, 40% of the shareholder-elected Board members are women.
Work procedure
In accordance with the Swedish Companies Act, the Board of Directors has adopted a work procedure for the Board and its Committees outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements the rules in the Swedish Companies Act and in the articles of association of the Company. The work procedure is reviewed, evaluated and amended by the Board as required or appropriate, and is adopted by the Board at least once a year.
Independence
The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable U.S. securities laws, U.S. Securities and Exchange Commission (SEC) rules and the Nasdaq Stock Market Rules as a foreign private issuer. Ericsson can rely on exemptions from certain U.S. and SEC requirements and may decide to follow Swedish practices in lieu of some Nasdaq Stock Market independence rules.
    The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2022 that, for purposes of the Code, at least seven of the nominated Board members were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Carolina Dybeck Happe, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne.
    At Board meetings where the Board members meet in person, a non-executive session is normally held without Ericsson management present.
    Ahead of the AGM 2023, the Nomination Committee has proposed that current Board member Jan Carlson be elected as Chair of the Board (replacing Ronnie Leten) and that Jonas Synnergren and Christy Wyatt be elected as new Board members (replacing Kurt Jofs and Nora Denzel), all three are deemed independent from Ericsson, its Executive Management and its major shareholders.
Structure of the work of the Board of Directors
The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.
    As the Board is responsible for financial oversight, financial information is presented and evaluated at Board meetings.

The Board’s annual work cycle 2022

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement.

8 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Furthermore, the Chair of each Committee reports on Committee work at Board meetings and minutes from the Committee meetings are made available to all Board members.
    At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings.
The 2022 annual work cycle of the Board
–	Fourth-quarter and full-year financial results meeting
Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2021 and handled the fourth-quarter financial report.
–	Board meeting (incl. statutory matters)
A Board meeting was held in connection with the AGM 2022. Members of each of the Board Committees were appointed and the Board resolved on signatory powers.
–	First interim report meeting
At the first interim report meeting, the Board addressed the interim financial report for the first quarter of the year.
–	Strategy meeting
A Board meeting was held to address particular strategic matters in further detail.
–	Second interim report meeting
At the second interim report meeting, the Board addressed the interim financial report for the second quarter of the year.
–	Strategy meeting
A Board meeting was held, in essence dedicated to short-term and long-term strategies of the Group, with particular focus on merger and acquisitions.
–	Third interim report meeting
At the third interim report meeting, the

Board addressed the interim financial report for the third quarter of the year and the financial outlook.
–	Financial targets meeting
A Board meeting was held for the Board to address the financial targets. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.
Training
New Board members receive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules.
    The Board’s strategy discussions are usually combined with deep-dive sessions into issues of importance for the Ericsson Group, including business area and market area deep dives. Board members’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Board members.
Auditor involvement
At the AGM 2022, Deloitte AB was reappointed external auditor.
    The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides reports to management on the accounting and financial reporting of the Group.
    The Audit and Compliance Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor reports on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.
    In addition, the Board reviews and assesses the process for financial reporting, as described on page 26 under Internal control over financial reporting. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.
Work of the Board of Directors in 2022
In 2022, 29 Board meetings were held. For attendance at Board meetings, see the table on page 11. In addition to the Board meetings held as a part of the annual work cycle of the Board, the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.
    Business strategy, ethics and compliance, geopolitics and M&A, are among the matters that have been in focus within the Board during the year. Compliance, strategy and risk management are always high on the Board’s agenda as well as sustainability and corporate responsibility, which are integrated into the business strategy. The Board continuously monitors international developments and their possible impact on Ericsson.
Board work evaluation
A key objective of the Board work evaluation is to ensure that the Board is functioning effectively. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.
    Each year, the Chair of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.
    In 2022, Board members responded to a written questionnaire covering the Board work in general as well as the work of the Chair of the Board, the Audit and Compliance

Organization of the Board work
Number of Committee members as of December 31, 2022

Board of Directors

14 Board members

Audit and Compliance Committee (4 Board members) Oversight of financial reporting Oversight of internal control Oversight of auditing Oversight of the Group’s Ethics and Compliance program	Finance Committee (4 Board members) Finance strategy	Remuneration Committee (4 Board members) Guidelines for remuneration to Group management Long-Term Variable Remuneration Executive remuneration	Technology and Science Committee (5 Board members) Technology strategy and planning Technology ecosystem and partnerships Science direction

9 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. In addition, each Director responded to a questionnaire on the Director’s individual performance. As part of the evaluation process, the Chair of the Board also had individual discussions with each of the Board members. The results from the evaluations were presented to the Board and were thoroughly discussed. The Nomination Committee was informed of the results of the Board work evaluation.

Committees of the Board of Directors
The Board of Directors has currently established four Committees: the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from among the Board members.
    The main task of the Committees is, and the Board has authorized each Committee, to provide focused Board oversight on their relevant subject matters, and to review such matters prior to any resolution by the Board. The Board may also on occasion resolve on an extended authorization for one or several Committee(s) to resolve on additional specific matters outside of the ordinary authorization. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.
    The minutes from the Committee meetings are made available to all Board members and the Chair of the Committee reports on the work of the Committee at Board meetings.
Audit and Compliance Committee
On behalf of the Board, the Audit and Compliance Committee monitors the following:
–	The scope and correctness of the financial statements
–	Compliance with legal and regulatory requirements
–	Internal control over financial reporting
–	Risk management
–	The effectiveness, appropriateness and implementation of the Group’s compliance programs including the Ethics and Compliance (E&C) Program.
The Audit and Compliance Committee also reviews the annual and interim financial reports and oversees the external audit process. In order to ensure the auditor’s independence, there are pre-approval policies and procedures in place for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.
    The Audit and Compliance Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit and Compliance Committee. The Head of Ericsson’s internal audit function has in camera sessions with the Audit and Compliance Committee without the presence of anyone from the management and unrestricted access to the Audit and Compliance Committee in her discretion and at least quarterly.
    Ericsson’s external auditor is appointed by the shareholders at the Annual General Meeting (AGM). The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor and auditor fees for resolution by the AGM. It also monitors the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.
    The Audit and Compliance Committee oversees matters relating to compliance risk, and regularly receives reporting on compliance related matters from the Chief Legal Officer, the Chief Compliance Officer and the Head of Corporate and Government Investigations. The Chief Legal Officer has a direct reporting line to the Audit and Compliance Committee on compliance matters that fall outside the scope of the E&C Program, and on the holistic management of legal, compliance, ethical and associated reputational risks arising in the Company’s operations. In addition to reporting to the Chief Legal Officer, the Chief Compliance Officer has a
further independent reporting line to the Audit and Compliance Committee on the areas of the Ethics and Compliance Program (defined as the areas of ethics, anti-bribery and -corruption, conflicts of interests, anti-money laundering and competition law). The Chief Compliance Officer regularly reports to the Committee on the effective operation of the E&C Program, including information of actual or suspected serious Code of Business Ethics (CoBE) violations, insights from investigations outcomes and remediation activities, the identification of patterns of failures, and emerging risks and changes in the legal and regulatory environment. Such reports enable proper oversight over the identification of emerging risks or risk patterns and the adequacy of corresponding activities to prevent, detect and remediate such risks in a risk appropriate manner. In addition to the above, the Chief Compliance Officer has in camera sessions with the Audit and Compliance Committee without the presence of anyone from the management and unrestricted access to the CEO as well as to the Audit and Compliance Committee in the Chief Compliance Officer’s discretion and at least quarterly. However, in 2022 the frequency of meetings was increased. The Head of Corporate and Government Investigations has an extraordinary reporting line to the Committee in the event he/she is impeded or obstructed in fulfilling his/her duties.
    The Audit and Compliance Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistleblower procedures. Further, the Audit and Compliance Committee reviews the Group’s handling of information and cyber security as well as data privacy, and the Group’s environmental, social and governance (ESG) reporting and performance.
    On an annual basis, the Audit and Compliance Committee receives training on topics of special relevance to the Committee, within areas such as finance, legal, compliance and security. During 2022, the Committee received training on several topics including accounting principles, ESG reporting and anti-corruption and accurate books and records.

Members of the Committees as of December 31, 2022

Members of the Committees of the Board of Directors

Audit and Compliance Committee	Finance Committee	Remuneration Committee	Technology and Science Committee

Eric A. Elzvik (Chair)	Ronnie Leten (Chair)	Jon Fredrik Baksaas (Chair)	Kristin S. Rinne (Chair)

Jan Carlson	Anders Ripa	Kurt Jofs	Jan Carlson

Kurt Jofs	Helena Stjernholm	Ronnie Leten	Nora Denzel

Torbjörn Nyman	Jacob Wallenberg	Kjell-Åke Soting	Kurt Jofs

Anders Ripa

10 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Reporting Compliance Concerns
Ericsson provides employees and other external stakeholders a dedicated communication channel for reporting compliance concerns – the Ericsson Compliance Line. The Ericsson Compliance Line is operated by a third party and is available 24/7, 365 days per year, enabling people to report from multiple countries and in many languages. Employees and external stakeholders are encouraged to report conduct that could violate the law, Ericsson’s policies including CoBE and related steering documents or the Ericsson Code of Conduct for Business Partners. Such conduct may relate to corruption, fraud, questionable accounting, deficiencies in the internal controls, auditing, human right matters, workplace respect and fairness or other matters that could constitute a breach of law, or that could harm the sustainability or reputation of Ericsson, its employees and shareholders.
    Ericsson’s Allegation Management Office is responsible for the overall management process from the time an allegation of a potential compliance violation is reported to the remediation of any such substantiated violation. Corporate and Government Investigations (CGI) team is responsible for ensuring that all plausible allegations of potential compliance violations assigned to CGI are appropriately investigated, and that investigations of higher risk are reported to the Audit and Compliance Committee as appropriate.
    To respond to the coming into force of the European Union Directive on Whistleblower Protection, and its transposition into Swedish and other EU national laws, Ericsson has enhanced its internal processes and is further analyzing the impact on its current allegation management process to meet further requirements entering into force during 2022 particularly in relation to the implementation of local channels as a new option to reporters, in addition to the Compliance Line.
Members of the Audit and Compliance Committee
The Audit and Compliance Committee consists of four Board members appointed by the Board in connection with the AGM 2022: Eric A. Elzvik (Chair), Jan Carlson, Kurt Jofs, and Torbjörn Nyman (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.
    The composition of the Audit and Compliance Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Jan Carlson and Kurt Jofs is an “audit committee financial expert”, as defined under the U.S. Securities and Exchange Commission rules and regulations, and that each of them qualifies as financially sophisticated under the applicable Nasdaq listing rules and are familiar with the accounting practices of an international company, such as Ericsson.
Work of the Audit and Compliance Committee in 2022
The Audit and Compliance Committee held 15 meetings in 2022. Board members’ attendance is reflected in the table on page 11. During the year, the Audit and Compliance Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with such policies and procedures.
    The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed updates and reports to the Ericsson Compliance Line and from other internal reporting channels including updates on on-going investigations within the Group.
    The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s E&C Program.
Finance Committee
The Finance Committee is responsible for preparing for resolution by the Board, matters related to the finance strategy such as capital structure, capital targets, rating strategy and treasury operations.
Members of the Finance Committee
The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2022: Ronnie Leten (Chair), Anders Ripa (employee representative), Helena Stjernholm and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.
Work of the Finance Committee in 2022
The Finance Committee held four meetings in 2022. Board members’ attendance is reflected in the table on page 11. During 2022, the Finance Committee assessed the Company’s financial strength and balance-sheet as well as reviewed the finance strategy including capital structure, capital targets, rating strategy and treasury operations.
Remuneration Committee
The Remuneration Committee’s responsibilities include:
–	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO
–	Reviewing and preparing, for resolution by the Board, proposals to the AGM on Guidelines for remuneration to the Executive Team
–	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements
–	Approving proposals on salary and other remuneration, including retirement compensation, for the members of the Executive Team (other than the President and CEO)
–	Approving proposals on target levels for the short-term variable compensation (STV) for the members of the Executive Team (other than the President and CEO)
–	Approving pay-out of the STV for the members of the Executive Team members (other than the President and CEO), based on achievements and performance.
In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.
Members of the Remuneration Committee
The Remuneration Committee appointed by the Board in connection with the AGM 2022 consists of four Board members: Jon Fredrik Baksaas (Chair), Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group.
    During the year 2022, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.
Work of the Remuneration Committee in 2022
The Remuneration Committee held ten meetings in 2022. Director’s attendance is reflected in the table on page 11.
    The Remuneration Committee reviewed and prepared a proposal for LTV 2022 for the Executive Team, for resolution by the Board

11 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

and further approval by the AGM 2022. It further resolved on salaries and STV 2022 for the members of the Executive Team (other than the President and CEO), reviewed the vesting results for LTV 2019 and result of the 2021 EBIT (Group operating income) performance condition for LTV 2021, and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It reviewed the implementation of Guidelines for remuneration to Group management in 2022 and proposed changes for resolution by the Board. It also proposed the Remuneration Report 2021 to be approved by the Board and subsequently referred to the AGM 2022 for adoption.
    For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – note G2 Information regarding members of the Board of Directors and Group management and note G3 “Share-based compensation” in the Financial report and the Remuneration report.
Technology and Science Committee
The responsibilities of the Technology and Science Committee include:
–
Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem, relationships and partnerships

–	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.
Members of the Technology and Science Committee
The Technology and Science Committee consists of five Board members appointed by the Board in connection with the AGM 2022: Kristin S. Rinne (Chair), Jan Carlson, Nora Denzel, Kurt Jofs and Anders Ripa (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.
Work of the Technology and Science Committee in 2022
The Technology and Science Committee held four meetings in 2022. Board members’ attendance is reflected in the table below. The Technology and Science Committee has during the year reviewed selected focus areas:
–	Radio network evolution
–	Network management and orchestration
–	Enterprise network technologies
–	Product security
–	Virtual and augmented reality technology evolution
–	Industry development in hardware and software.

Remuneration to Board members
Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.
    The AGM 2022 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2022, please refer to Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report.
    The shareholders at the AGM 2022 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Board members’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Board members’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2022 and to the minutes from the AGM 2022, which are available at Ericsson’s website.

Board members’ attendance and fees 2022
	Fees resolved by the AGM 2022		Number of Board/Committee meetings attended in 2022
Board member	Board fees, SEK 1)	Committee fees, SEK	Board	Audit and Compliance- Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Ronnie Leten	4,375,000	385,000	29		4	10
Helena Stjernholm	1,100,000	180,000	29		4
Jacob Wallenberg	1,100,000	180,000	29		4
Jon Fredrik Baksaas	1,100,000	205,000	28			10
Jan Carlson	1,100,000	455,000	29	15			4
Nora Denzel	1,100,000	180,000	28				4
Carolina Dybeck Happe 4)	1,100,000	–	19
Börje Ekholm	– 2)	–	29
Eric A. Elzvik	1,100,000	475,000	29	15
Kurt Jofs	1,100,000	635,000	29	15		10	4
Kristin S. Rinne	1,100,000	205,000	27				4
Torbjörn Nyman	43,500 3)	22,500 3)	29	15
Anders Ripa 4)	43,500 3)	12,000 3)	29		4		4
Kjell-Åke Soting	43,500 3)	15,000 3)	29			10
Ulf Rosberg	43,500 3)	–	29
Loredana Roslund	43,500 3)	–	29
Annika Salomonsson 5)	28,500 3)	–	19

Total number of meetings			29	15	4	10	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.
3)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.
4)	Elected member of the Board at the AGM held on March 29, 2022.
5)	Appointed deputy employee representative Board member as of March 29, 2022.

12 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Members of the Board of Directors
Board members elected by the AGM 2022

Ronnie Leten	Helena Stjernholm	Jacob Wallenberg	Jon Fredrik Baksaas
Chair of the Board of Directors, Chair of the Finance Committee, Member of the Remuneration Committee	Deputy Chair of the Board of Directors, Member of the Finance Committee	Deputy Chair of the Board of Directors, Member of the Finance Committee	Chair of the Remuneration Committee

First elected	First elected	First elected	First elected
2018	2016	2011	2017

Born	Born	Born	Born
1956	1970	1956	1954

Education	Education	Education	Education
Master of Science in Applied Economics, University of Hasselt, Belgium.	Master of Business Administration, Stockholm School of Economics, Sweden.	Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.	Master of Science in Economics, NHH Norwegian School of Economics and Business Administration, Norway.

Nationality	Nationality	Nationality	Nationality
Belgium	Sweden	Sweden	Norway

Board Chair	Board Chair	Board Chair	Board Chair
Epiroc AB and Ellimetal N.V.	–	Investor AB and the Confederation of Swedish Enterprise Deputy Board Chair ABB Ltd., FAM, Patricia Industries and Wallenberg Investments AB	DNV GL Group AS

Board Member	Board Member	Board Member	Board Member
–	AB Industrivärden, AB Volvo and Sandvik AB	The Knut and Alice Wallenberg Foundation	Svenska Handelsbanken AB.

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
100,000 Class B shares 1) , 128,452 call options 2) and 94,954 synthetic shares 3) .	20,060 Class B shares 1) and 30,216 synthetic shares 3) .	427,703 Class B shares 1) and 45,326 synthetic shares 3) .	36,676 synthetic shares 3) .

Principal work experience and other information	Principal work experience and other information	Principal work experience and other information	Principal work experience and other information
President and CEO of Atlas Copco AB (2009–2017) and various leadership positions within the Atlas Copco Group (1997–2009) and (1985–1995). Previous positions include plant manager of Tenneco Automotive Inc., Belgium,
(1995–1997) and various positions within General Biscuits (1979–1985).	President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015). Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company
(1997–1998).	Chair of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chair of SEB’s Board of Directors (1998–2005). Executive Vice President and CFO of Investor AB (1990–1993). Honorary Chair of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chair of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua Management School.	President and CEO of Telenor Group (2002–2015). Previous positions within the Telenor Group since 1989, including Deputy CEO, CFO and CEO of TBK AS. Positions before Telenor include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board
(2008–2016) and Chair of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2022.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)	Call options issued by Investor AB entitling to purchase Ericsson Class B shares.
3)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

13 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Jan Carlson	Nora Denzel	Carolina Dybeck Happe	Börje Ekholm
Member of the Audit and Compliance Committee and the Technology and Science Committee	Member of the Technology and Science Committee	Member of the Board	President, CEO and Member of the Board

First elected	First elected	First elected	First elected
2017	2013	2022	2006

Born	Born	Born	Born
1960	1962	1972	1963

Education	Education	Education	Education
Master of Science degree in Engineering Physics and Electrical Engineering, Linköping University, Sweden.	Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.	Master of Science in Business and Economics, Uppsala University, Sweden.	Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality	Nationality	Nationality	Nationality
Sweden	USA and Ireland	Sweden	Sweden and USA

Board Chair	Board Chair	Board Chair	Board Chair
Autoliv Inc.	–	–	–

Board Member	Board Member	Board Member	Board Member
AB Volvo	Advanced Micro Devices Inc., NortonLifeLock Inc. and SUSE	–	Trimble Inc.

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
7,900 Class B shares 1) and 45,326 synthetic shares 2) .	3,850 ADS 1) and 15,106 synthetic shares 2)	36,100 Class B shares 1) and 10,003 synthetic shares 2) .	260,351 Class B shares, 1,009,000 ADS 1) and 2,000,000 call options 3) .

Principal work experience and other information	Principal work experience and other information	Principal work experience and other information	Principal work experience and other information
Chair and President and CEO of Veoneer Inc. (2018-2022). President and CEO of Autoliv Inc. (2007–2018) and Chair of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array. Honorary Doctor at the Technical faculty of Linköping University.	CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by Dell EMC) and various engineering, marketing and executive positions at IBM. Non- Profit board member of the National Association of Corporate Directors.	CFO of GE since 2020. Group CFO of A.P. Moller - Maersk A/S (2019–2020). Group CFO of ASSA ABLOY (2012–2018) as well as CFO for Europe, the Middle East and Africa (2007–2011) and CFO for Central Europe (2002–2006). Group CFO of Trelleborg Group (2011–2012). CFO of Establish (2000–2002). Various positions at EF Education First
		(1996–1999).	President and CEO of Telefonaktiebolaget LM Ericsson since 2017. CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2022.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

3)
Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Financial Report).

14 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Board members elected by the AGM 2022, cont’d.

Eric A. Elzvik	Kurt Jofs	Kristin S. Rinne
Chair of the Audit and Compliance Committee	Member of the Remuneration Committee, the Audit and Compliance Committee and the Technology and Science Committee	Chair of the Technology and Science Committee

First elected	First elected	First elected
2017	2018	2016

Born	Born	Born
1960	1958	1954

Education	Education	Education
Master of Business Administration, Stockholm School of Economics, Sweden.	Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.	Bachelor of Arts, Washburn University, USA.

Nationality	Nationality	Nationality
Sweden and Switzerland	Sweden	USA

Board Chair	Board Chair	Board Chair
Global Connect Group	–	–

Board Member	Board Member	Board Member
Landis+Gyr Group AG and AB Volvo	AB Volvo, Feal AB and Arjeplog Hotel Silverhatten AB	Synchronoss

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
10,000 Class B shares 1) and 15,106 synthetic shares 2)	50,450 Class B shares 1) and 22,712 synthetic shares 2) .	20,674 synthetic shares 2) .

Principal work experience and other information	Principal work experience and other information	Principal work experience and other information
CFO and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, M&A and new ventures. Currently, senior industrial advisor to EQT.	Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business (2003–2008), CEO of Segerström & Svensson (1999–2001). CEO of Linjebuss (1996–1999), and various positions within ABB and Ericsson.	Previously Senior Vice President, Network Technology, Network Architecture and Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology and New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Trustee of Washburn University Foundation. Member of the Advisory Board of Link Labs. Honorary Doctorate of Science, Washburn University, USA.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2022.
1)	The number of shares and ADS includes holdings by related person, if applicable.
2)
Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 11 for further information.

15 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Board members and deputies appointed by the trade unions

Torbjörn Nyman	Anders Ripa	Kjell-Åke Soting
Employee representative, Member of the Audit and Compliance Committee	Employee representative, Member of the Finance Committee and of the Technology and Science Committee	Employee representative, Member of the Remuneration Committee

First appointed	First appointed	First appointed
2017	2017	2016

Born	Born	Born
1961	1962	1963

Appointed by	Appointed by	Appointed by
LO, the Swedish Trade Union Confederation	PTK	PTK

Nationality	Nationality	Nationality
Sweden	Sweden	Sweden

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
34,675 Class B shares 1) .	2,560 Class B shares and 1,708 Class A shares 1) .	9,793 Class B shares 1) .

Employed since	Employed since	Employed since
1996 Working as ICT Strategic Product Manager within Business Area Networks.	1998 Working as Security Advisor for Mission Critical Networks within Business Area Networks.	1996 Working as Global SQA Manager within Business Area Networks.

Ulf Rosberg	Loredana Roslund	Annika Salomonsson
Employee representative – Deputy	Employee representative – Deputy	Employee representative – Deputy

First appointed	First appointed	First appointed
2021	2017	2022

Born	Born	Born
1964	1967	1972

Appointed by	Appointed by	Appointed by
PTK	PTK	LO

Nationality	Nationality	Nationality
Sweden	Sweden	Sweden

Holdings in Ericsson	Holdings in Ericsson	Holdings in Ericsson
110 Class B shares 1) .	2,271 Class B shares 1) .	1,832 Class B shares 1) .

Employed since	Employed since	Employed since
1985 Working as System Developer within R&D, Business Area Networks.	1994 Working as Project Manager within R&D, Business Area Networks.	1997–2003 and since 2005. Working as Verification Engineer.

Börje Ekholm was the only Director who held an operational management position at Ericsson in 2022.
1)
The number of shares and ADS reflects ownership as of December 31, 2022 and includes holdings by related persons, if applicable.

16 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Management
The President and CEO and the Executive Team
The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Team.
    The Executive Team members as of December 31, 2022, are presented on pages 20–25 together with the new Senior Vice President, Head of Market Area Europe and Latin America, appointed as of February 1, 2023.
    The role of the Executive Team is to:
–	Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture
–	Determine targets for operational units, allocate resources and monitor unit performance
–	Secure operational excellence and realize global synergies through efficient organization of the Group.
Organizational Structure
The organizational structure is comprised of: central corporate/group functions, five business areas, and five geographical market areas.

Central corporate/group functions
are responsible for managing all corporate and group aspects of the organization, including corporate governance, financial reporting and capital markets, necessary corporate and risk management/controls, and for providing relevant expertise through the group (including on legal, finance, compliance, technology, communications, security and people matters).

Business areas
are responsible for developing competitive product-led business solutions, including both products and services and for investing in research and development for technology and cost leadership.

Segments
have been defined for financial reporting purposes based on the business areas. See further information in Note B1, “Segment Information” in the Financial Report.

Market areas
are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.
    The Ericsson group is comprised of more than 200 legal entities, and 79 branch offices, with representation in approximately 150 countries.
Remuneration to the Executive Team
Guidelines for remuneration to Group management were approved by the AGM 2020. The Board of Directors proposes that new amended Guidelines for remuneration to Group management is resolved by the Annual General Meeting 2023, which are intended to remain in place for four years until the Annual General Meeting 2027. The proposed Guidelines are included on pages 25–27 of the Financial Report. For further information on fixed and variable remuneration, see the Remuneration Report and note G2, “Information regarding members of the Board of Directors and the Group management” in the Financial Report.
The Ericsson Group Management System
To provide employees with information associated with our corporate governance and other associated operational expectations and requirements (including in relation to decision-making and risk management), Ericsson maintains a “management system”, referred to as the Ericsson Group Management System (EGMS). EGMS also allows us to ensure that selected ISO standards and certifications are effectively maintained and that the operations are evaluated and improved continually.
    EGMS is founded on ISO 9001 (international standard for quality management systems) and is designed as a dynamic system to enable Ericsson to adapt to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analysis and after putting them into the Ericsson context.
Management and control
Our governance framework, as set out above, ensures effective management and control of our operations. As noted, group-wide policies, directives and instructions govern how the organization works, and our approach to risk management is summarized below in the section titled “Risk Management”. Further, we maintain specific accounting and reporting procedures to fulfill external reporting requirements.
    To ensure that our governance policies are aligned and reflective of changing requirements and expectations, Ericsson maintains a Group Steering Documents Committee that regularly reviews our policies and directives against our Group strategies and values. Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coor-

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dinated cycles; capturing the overall strategic direction, market development and progress of strategy execution.
Ericsson business processes
Ericsson business processes are a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand. Ericsson business processes offer capabilities to translate customer requirements into defined hardware, software, solutions, and services offered by Ericsson.
Insider Committee
Ericsson has established an Insider Committee to make assessments relating to the disclosure of inside information. The Insider Committee comprises the Chief Legal Officer, the Chief Financial Officer and the Chief Marketing and Communications Officer.
Audits, assessments, and certification
The purpose of assurance activities such as audits and assessments, is to determine the level of compliance and to provide valuable information for understanding, analyzing, and continually improving performance, to ensure that the EGMS is adequate and effective in managing Ericsson’s operations. Management monitors compliance with policies, directives, instructions, and processes through internal self-assessment activities within the respective units. This is complemented by internal and external audits and assessments.
    To ensure fulfilment of demands and requirements from customers and other stakeholders, Ericsson takes conscious decisions on certification. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third party via an assessment activity.
    ISO certificates are issued by a third-party certification body proving that the system is efficient throughout the operations as well as compliant to the ISO standards in scope. Ericsson’s operations are currently certified to ISO 9001 (Quality), ISO 14001 (Environment), ISO 45001 (Health and Safety) and ISO 27001 (Information Security). Selected Ericsson units are also certified to TL 9000 (telecom-specific standard). EGMS is also assessed within the scope of the audit plan of Ericsson’s internal audit function (Corporate Audit).
    ISO/management system assessments were performed up to 2022 by BSI (British Standards Institution), and will in 2023 be done by DNV (Det Norske Veritas). Internal audits are performed by the Company’s internal audit function which reports to the Audit and Compliance Committee.
    With a risk-based approach, Ericsson conducts audits of suppliers to secure compliance with Ericsson’s Code of Conduct for Business Partners, which includes rules that suppliers to the Ericsson Group must comply with. Ericsson’s external financial audits are performed by Deloitte AB.
    Different types of assurance as described above have differing scope and rationale. All assurance providers have defined and established accountabilities and responsibilities.
Risk management
Ericsson is committed to a robust approach to risk management to effectively identify and control risks. A key initiative during 2022 is the introduction of an enhanced approach to risk management and establishment of a Group Business Risk Committee (BRC) comprising executives and co-chaired by the Chief Financial Officer and the Chief Legal Officer. The purpose of these changes is to ensure that risks are identified, duly assessed, escalated as appropriate, and effectively addressed to ensure accountability of risk by executives at all levels of the organization. The BRC helps to consider Ericsson’s overall risk profile, review potential risk matters with high impact, and also serves as a forum to monitor and assess enterprise risk management on a regular basis.
    Financial risk management is overseen by the Finance function and governed by a Group policy. For further information on financial risk management, please see Notes to the consolidated financial statements – note F1 “Financial risk management” in the Financial Report.

The existing Ericsson Enterprise Risk Management (ERM) framework aims to ensure that the Board and management team at all times have a consolidated view of Group risk and that

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overall Group risk appetite is regularly assessed. The above described enhanced approach to risk management and the BRC are intended to complement the ERM framework.
    The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to assess and treat the risks, and to agree on and stay within the Company’s risk appetite. The ERM framework is based on five elements (illustrated above and described in the following text). It is applied across Ericsson’s operations and covers business areas, market areas and group functions. The framework comprises the minimum requirements that the units must meet to have a common basis for ERM to enable transparency and risk oversight.
Governance and Culture
Risk Governance
Each manager is responsible for effectively handling risk that emerges from their respective area of responsibility. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations at the Group level. The head of each group function, market area and business area, is accountable for appointing one or several enterprise risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing risk management of the respective unit; including ensuring that proper processes are in place to identify, duly assess and escalate risks as appropriate. The CFO and CLO are jointly accountable for performing oversight of ERM and they co-chair the BRC. The Board of Directors and the Audit and Compliance Committee are responsible for overseeing and reviewing the effectiveness of the Company’s approach to risk management and the ERM.
Risk culture
Ericsson management continuously communicates to, and embeds within, the organization the importance of identification and attention to risk; ensuring that risk is properly assessed and transparently considered in decision making, and where appropriate, escalated within the organization for further consideration. The BRC provides an appropriate forum for, and support to accountable executives in, assessing management of material risks.
Strategy
Risk management is an important element of strategic decision making and value creation since it captures the opportunities and threats that are related to achieving our strategic objectives. Ericsson’s risk management activities are interconnected with the development and deployment of Ericsson’s business plans and functional strategies.
Assessment and Treatment
Assessment and treatment of risks are done in accordance with the ERM process (illustrated on page 17) that applies to the Group and to all roles with responsibilities with regards to risk management activities. It focuses on ensuring that group functions, market areas and business areas consider risk in relation to strategic objectives and decision making. In 2022, the Company has continued investing in transactional controls and data analytics, as well as increased monitoring of third-party relationships following enhanced initial due-diligence. In addition, the Company has expanded anti-corruption risk assessments to address country-specific compliance risks, developed a State-Owned Entities (SOE) Map to identify public officials and state-owned customers, expanded on-the-ground, in-country compliance officers and increased personnel in compliance and other gate-keeper functions.
Risk Assessment
The Risk Assessment approach includes the maintenance of a risk register for each business unit where the risks in each units’ risk registers are assessed on regular base by the Group Risk Management function; in turn, the Group Risk Management function ensures that identified risks are escalated to the BRC as required. The Group Risk Management function maintains a consolidated Ericsson risk register which summaries Group risk.
    Current risks within the scope of accountability for the group function, market area and business area are identified in a bottom-up risk identification process. The appropriate enterprise risk manager, together with the relevant business leadership team and other personnel in the unit, identify and consider risks. These may then be subject to escalation to the BRC according to our Group Risk Protocol. In the top-down risk identification, the Group Risk Management function collaborate with the Strategy Unit and conduct interviews with senior management, and external experts, to identify and refine the risks Ericsson faces.
    The Risk Universe (illustrated below) is used to identify emerging risks and secure that all applicable risk categories are covered. Risk Descriptions cover event, cause and impact (illustrated below). For further information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Financial Report.
    In the Risk Analysis process step, the impact of an identified risk is estimated considering four dimensions – financial impact, strategic impact, occupational health and safety impact, and reputational impact. The key risks in a unit are presented in a heat map (see example to the right). The heat map shows the impact and probability for each key risk and enables comparison for all kinds of risks supporting prioritization.

Risk Universe

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    Risk Evaluation is done to define the risk appetite for each risk i.e., the accepted probability and impact rating. The risk appetite for an individual risk indicates the ambition with treatment plans, hence driving operational decisions.
    The Group Risk Management function analyses the risks in Ericsson’s risk register to identify possibilities for consolidating risks cross units based on commonalities: e.g. similar treatment plans or root causes. Further, the Group Risk Management function confirms the consolidation with Enterprise Risk Managers for applicable units, who are responsible for further analysis and treatment.
Risk Treatment
For each risk in the units’ risk register, management options are considered, i.e. avoid or accept the risk, mitigate the probability or impact of the risk, transfer the risk management and part of the impact to a third party, or increase the risk in order to pursue an opportunity. Based on the selected option(s), a management plan for getting the probability and impact within the risk appetite is defined and described, including references to current or planned internal controls (illustrated below). Once the risk management plan is implemented, its effectiveness shall be assessed on an ongoing basis, and decisions shall be made where corrective actions are needed.
Prime Risk Selection
Ericsson’s prime risks are defined as the identified material risks in the Group. The responsibility for each prime risk is allocated to a member of the Executive Team and these risks are given additional attention in terms of analysis and reporting. The Group Risk Management function identifies potential prime risks in Ericsson’s risk register in collaboration with the responsible units and the Executive Team.
Communication and Reporting
Risk Communication
Effective communication is important to enable employees to share information, collaborate, and support each other in managing risks in the business. The enterprise risk management community has the mission to create awareness and, improve knowledge with respect to risk management issues and requirements. Ericsson has established a Group Risk Council to facilitate cross-Group alignment and improvements of the ERM framework as well as of the management of actual risks, chaired by the Head of Group Risk Management and in which all enterprise risk managers participate.
Risk Reporting
The enterprise risk managers coordinate the reporting of key risk status to the leadership teams within the respective unit on a regular basis. Each unit’s risk register is also reported to the Group Risk Management function.
    The Heads of market areas and business areas are reporting on the material risks to their business on a quarterly basis to the BRC. Head of Group Risk Management function reports on the status of Ericsson’s risk register, and the efficiency and effectiveness of ERM, to the BRC twice per year.
    The Head of the Group Risk Management function reports, in collaboration with the Prime Risk Owners, the status of the prime risks to the Executive Team and the Audit and Compliance Committee on a regular basis. These reports include a heat map overview and a more detailed reporting of prime risks and relevant treatment.
The illustration shows an example of the heat map used for presenting the key risks in a unit.
Monitoring
The Group Risk Management function monitors the efficiency and effectiveness of the ERM Framework. This is done through self-assessments but also by providing assessment requirements regarding risk management to the ISO 9001 internal assessment process and follow up on the internal assessment results. The Group Risk Management function also reviews internal and external audit results to address identified weaknesses as part of the continuous improvements of the ERM framework.

Risk Description

Treatment plan

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Members of the Executive Team

Börje Ekholm	Fredrik Jejdling	MajBritt Arfert
President and Chief Executive Officer (CEO) (since 2017)	Executive Vice President, Business Area Networks (since 2017)	Senior Vice President, Chief People Officer (CPO) (since 2017)

Functions	Functions	Functions
President and CEO and Head of Segment Enterprise	Head of Business Area Networks and Head of Segment Networks	Head of Group Function People

Born	Born	Born
1963	1969	1963

Education	Education	Education
Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.	Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.	Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality	Nationality	Nationality
Sweden and USA	Sweden	Sweden

Board Member:	Board Member	Board Member
Telefonaktiebolaget LM Ericsson and Trimble Inc.	Teknikföretagen and the Confederation of Swedish Enterprise	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
260,351 Class B shares, 1,009,000 ADS and 2,000,000 call options 2) .	73,318 Class B shares.	51,912 Class B shares.

Background	Background	Background
CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors. Member of the Board of the Swedish-American Chamber of Commerce New York.	Senior Vice President and Head of Business Unit Network Services (2016–2017). Has held a variety of positions in commercial operations and financials, including Head of Region Sub-Saharan Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.	Acting Head of Group Function Human Resources (November 2016–March 2017). Previously Head of Human Resources Ericsson Sweden (2015–2016) and Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Has held various senior global positions in Ericsson including Head of Human Resources Business Unit Broadband Networks, Head of Human Resources Microwave Systems as well as a position as Head of Human Resources and Internal Communications at Sony Ericsson Germany.

Changes in the Executive Team
Effective February 1, 2023,
Jenny Lindqvist was appointed new Senior Vice President and Head of Northern and Central Europe within Ericsson’s Market Area Europe and Latin America and replacing Stefan Koetz, who assumed the role as acting on June 1, 2022, after Arun Bansal left his position on May 31, 2022.
Effective July 21, 2022,
Rory Read was appointed new Senior Vice President and Head of Business Area Global Communications Platform after the acquisition of Vonage Holdings Corp. (Vonage) and due to that Vonage formed the separate business area Business Area Global Communications Platform of Ericsson.
On May 18, 2022
, Ericsson announced changes to the Group structure and Executive Team introducing the new Business Areas; Cloud Software and Services, Enterprise Wireless Solutions, Group Function Global Operations.
Effective June 1, 2022,
Per Narvinger was appointed Senior Vice President and Head of Business Area Cloud Software and Services, Moti Gyamlani was appointed Senior Vice President and Head of Group Function Global Operations and George Mulhern was appointed Senior Vice President and Head of Business Area Enterprise Wireless Solutions and replaced Jan Karlsson, former Head of Business Area Digital Services, and Peter Laurin, former Head of Business Area Managed Services (Peter Laurin announced his resignation on April 7, 2022).
Effective March 21, 2022,
Scott Dresser was appointed new Chief Legal Officer and Head of Group Function Legal Affairs and Compliance replacing Xavier Dedullen, who assumed the role on April 1, 2018.

The Board memberships and Ericsson holdings reported above are as of December 31, 2022.
1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)
Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and the Group management” in the Financial Report).

21 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Scott Dresser	Erik Ekudden	Moti Gyamlani
Senior Vice President, Chief Legal Officer, and secretary of the Board of Directors of Telefonaktiebolaget LM Ericsson (since 2022)	Senior Vice President, Chief Technology Officer (CTO) (since 2018)	Senior Vice President, Group Function Global Operations (since 2022)

Functions	Functions	Functions
Head of Group Function Legal Affairs and Compliance	Head of Group Function Technology	Head of Group Function Global Operations

Born	Born	Born
1967	1968	1973

Education	Education	Education
Juris Doctorate, Vanderbilt University Law School, Bachelor of Science Business Administration and Finance, University of Hampshire.	Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.	Master of Business Administration, Arizona State University, USA, and Bachelor of Mechanical engineering, MIT, India.

Nationality	Nationality	Nationality
USA	Sweden	USA

Board Member	Board Member	Board Member
Birdlife International, Cambridge UK; member of Advisory Board.	ASSA ABLOY AB.	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
–	31,888 Class B shares and 9,417 ADS.	4,873 Class B Shares

Background	Background	Background
Previously Group General Counsel at VEON and General Counsel of Virgin Media. Has held senior leadership positions with BirdLife International, White Mountains Re and Conservation International. Started his career in New York in private practice with law firms Lord Day & Lord and Morgan Lewis, where he specialized in corporate law, governance, and M&A.	Group Chief Technology Officer and Head of Technology and Architecture within Group Function Technology and Emerging Business (July 2017–March 2018). Joined Ericsson in 1993 and has held various management positions in the company, including Head of Technology Strategy, Chief Technology Officer Americas in Santa Clara US, and Head of Standardization and Industry. Member of the Royal Swedish Academy of Engineering Sciences (IVA). Since 2020, member of the Broadband Commission for Sustainable Development and vice chairman of IVA’s Näringslivsråd.	Most recently, Head of Group Sourcing (2019–2022). Previous position as Chief Procurement and Supply Chain Officer and a Chief Cost Transformation Officer of Airtel (2012–2019). Leadership positions include Group Vice President Global Supply Chain and Sourcing at General Electric Power Conversion, Vice President Global Sourcing at Honeywell, and Executive Director at General Motors. Lived and worked in across multiple countries and markets, including US, France, Mexico, and India.
The Board memberships and Ericsson holdings reported above are as of December 31, 2022.
1)	The number of shares and ADS includes holdings by related persons, if applicable.

22 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Members of the Executive Team, cont’d.

Niklas Heuveldop	Chris Houghton	Stefan Koetz
Senior Vice President, Market Area North America (since 2017)	Senior Vice President, Market Area North East Asia (since 2017)	Acting Head of Market Area Europe and Latin America (since June 1, 2022 until February 1, 2023) (Not a member of Executive Team)

Functions	Functions	Functions
Head of Market Area North America	Head of Market Area North East Asia	Acting Head of Market Area Europe and Latin America

Born	Born	Born
1968	1966	1962

Education	Education	Education
Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.	Bachelor of Law, Huddersfield Polytechnic, United Kingdom.	Master of Science in Telecommunications, University Kaiserslautern, Germany.

Nationality	Nationality	Nationality
Sweden	United Kingdom and Sweden	Germany

Board Member	Board Member	Board Member
The Swedish-American Chamber of Commerce New York and CTIA – US wireless industry trade association.	–	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
82,435 Class B shares and 14,249 ADS.	96,963 Class B shares.	–

Background	Background	Background
Senior Vice President, Chief Strategy Officer and Head of Group Function Technology and Emerging Business (April 2017–March 2018). Previous positions include Chief Customer Officer and Head of Group Function Sales (2016–2017) and senior leadership positions across Europe and the Americas, including Head of Global Customer Unit AT&T and Head of Market Unit Central America and Caribbean. Previous positions outside Ericsson include CEO of ServiceFactory and COO of WaterCove Networks.	Head of Region North East Asia
	(2015–2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.	Head of Customer Unit Western Europe, within Market Area Europe and Latin America. In this role Koetz is responsible for business in Germany, Netherlands, Switzerland and Liechtenstein. Koetz has been working in the information and communications industry for more than 20 years. He held various management positions, among others at Robert Bosch GmbH and Marconi Communications GmbH.
The Board memberships and Ericsson holdings reported above are as of December 31, 2022.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

23 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Jenny Lindqvist	Stella Medlicott	Carl Mellander
Senior Vice President, Market Area Europe and Latin America (since February 1, 2023)	Senior Vice President, Chief Marketing and Communications Officer (CMO and CCO) (since 2019)	Senior Vice President, Chief Financial Officer (CFO) (since 2017)

Functions	Functions	Functions
Head of Market Area Europe and Latin America	Head of Group Function Marketing and Corporate Relations	Head of Group Function Finance and Common Functions

Born	Born	Born
1982	1969	1964

Education	Education	Education
Master of Science in Business and Economics from Stockholm School of Economics (SSE).
Bachelors of Arts (Hons) degree in Social Science, University of Lincoln (known at that time as University of Humberside), United Kingdom and Postgraduate Diploma in Marketing, Chartered Institute of Marketing, United Kingdom.

Bachelor of Arts in Business Administration and Economics, Stockholm University, Sweden; and East- and South East Asia Program, Lund University, Sweden.

Nationality	Nationality	Nationality
Sweden	United Kingdom	Sweden

Board Member	Board Member	Board Member
TechSverige	–	International Chamber of Commerce (ICC) Sweden

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
772 Class B shares.	7,842 Class B shares.	92,837 Class B shares.

Background	Background	Background
Head of Northern and Central Europe within Market Area Europe and Latin America. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.	Vice President of Marketing, Communications and Government Relations for Ericsson Market Area Europe and Latin America (July 2017–June 2019). Prior to joining Ericsson, Stella Medlicott was Chief Marketing Officer at Red Bee Media, which was acquired by Ericsson in May 2014. She has over 25 years of marketing experience in major IT, telecoms and media companies including two years at Technicolor as VP Marketing and ten years at Siemens Communications as Global VP Marketing.	Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016–March 2017). Previous positions within Ericsson include Vice President and Group Treasurer, and Head of Finance in Region Western and Central Europe. Also held Head of Finance/CFO positions within the telecom operator space and defence industry.
The Board memberships and Ericsson holdings reported above are as of December 31, 2022.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

24 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Members of the Executive Team, cont’d.

Nunzio Mirtillo	George Mulhern	Per Narvinger
Senior Vice President, Market Area South East Asia, Oceania and India (since 2017)	Senior Vice President, Business Area Enterprise Wireless Solutions (since 2022)	Senior Vice President, Business Area Cloud Software and Services (since 2022)

Functions	Functions	Functions
Head of Market Area South East Asia, Oceania and India	Head of Business Area Enterprise Wireless Solutions and CEO of Cradlepoint	Head of Business Area Cloud Software and Services and Head of Segment Cloud Software and Services

Born	Born	Born
1961	1956	1974

Education	Education	Education
Master in Electronic Engineering, Sapienza University, Italy.	Bachelor of Science and Master of Business Administration, San Jose State University (USA).	Master of Science in Electrical Engineering, Royal Institute of Technology (KTH), Sweden.

Nationality	Nationality	Nationality
Italy	USA	Sweden

Board Member	Board Member	Board Member
–	Regence Blue Shield of Idaho, Cambia Health Solutions and Focus IP, Inc. dba Tracer.	–

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
81,389 Class B shares.	–	8,271 Class B shares.

Background	Background	Background
Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.	CEO at Cradlepoint when it was acquired by Ericsson in 2020. Previously general partner at Highway 12 Ventures, a venture capital firm making investments in early-stage technology companies. Held various leading positions during a long tenure at Hewlett Packard Company, including senior vice president, leading the LaserJet Global Business Unit.
Head of Product Area Networks, Business Unit Networks (2018– 2022). Head of Customer Unit Northern and Central Europe, Market Area Europe and Latin America (2017–2018). Has held a variety of senior management positions in Ericsson since 1997, spanning R&D line management, Head of Customer Solutions (Australia and Spain) and Product Management.

The Board memberships and Ericsson holdings reported above are as of December 31, 2022.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

25 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Fadi Pharaon	Rory Read	Åsa Tamsons
Senior Vice President, Market Area Middle East and Africa (since 2019)	Senior Vice President, Business Area Global Communications Platform (since 2022)	Senior Vice President, Business Area Technologies and New Businesses (since 2018)

Functions	Functions	Functions
Head of Market Area Middle East and Africa	Head of Business Area Global Communications Platform and CEO of Vonage	Head of Business Area Technologies and New Businesses and Head of Segment Other

Born	Born	Born
1972	1961	1981

Education	Education	Education
Master of Science in Computer Science, KTH Royal Institute of Technology, Sweden and a Master of Business Administration, Heriot Watt University, Edinburgh Business School, Scotland.	Bachelor of Information Sciences, Hartwick College, New York.	Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality	Nationality	Nationality
Sweden and Lebanon	USA	Sweden

Board Member	Board Member	Board Member
–	–	CNH Industrial

Holdings in Ericsson 1)	Holdings in Ericsson 1)	Holdings in Ericsson 1)
342 Class B shares and 1,166 ADS.	57,390 Class B shares.	35,311 Class B shares.

Background	Background	Background
Vice President of Networks and Managed Services (presales and commercial management) within Market Area Europe and Latin America. Previous management positions within Ericsson include Head of Presales and Strategy for Ericsson Region South East Asia and Oceania, and Country Manager for Ericsson Singapore and Brunei.	Read has more than three decades of global technology industry experience and has been CEO of Vonage since July 2020. Vonage was acquired by Ericsson in July 2022. Previously, Read was Chief Operating Executive of Dell Technologies, CEO and President of Dell’s Virtustream, and EVP of Dell Boomi. Read also served as Chief Integration Officer of the USD 67 billion merger of Dell and EMC – the largest tech merger in history. Earlier, he was CEO, President and Board member of Advanced Micro Devices and Chief Operating Officer and President at Lenovo following 23 years at IBM.	Head of Business Area Technology and Emerging Business (April–September 2018) and Group Strategy and M&A. Previously Partner at McKinsey & Company, serving high-tech and telecommunications companies worldwide on growth strategies, digital and commercial transformations. Before joining Ericsson lived and work in the US, Brazil, France, Sweden and Singapore.
The Board memberships and Ericsson holdings reported above are as of December 31, 2022.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

26 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Auditor
According to the articles of association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently appointed each year at the AGM for a one-year mandate period. The auditor reports to the shareholders at General Meetings.
   The duties of the auditor include:
–	Updating the Board of Directors regarding the planning, scope and content of the annual audit work
–
Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

–	Providing an audit opinion over the Annual Report
–	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.
Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance report.
Current auditor
Deloitte AB was reappointed auditor at the AGM 2022 for a period of one year, i.e. until the close of the AGM 2023. Deloitte AB has appointed Thomas Strömberg, Authorized Public Accountant, to serve as auditor in charge.
Fees to the auditor
Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in note H5, “Fees to auditors” in the Financial Report.

Internal control over financial reporting
This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.
Since Ericsson is listed in the US, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.
In order to support high-quality reporting and to meet the requirements of SOX, the Company has implemented detailed documented controls and testing, and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s internal control report, according to SOX, will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the US.
Disclosure policies
Ericsson’s financial reporting and disclosure policies follow the International Financial Reporting Standards (IFRS) and aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.
To achieve these objectives, financial reporting and disclosure must be:
–	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility
–	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods
–	Simple – to support the understanding of the business operations and performance, and to avoid misinterpretations
–	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload
–	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner
–	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time
–	Complete – free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.
Ericsson’s website comprises comprehensive information about the Group, including:
–	An archive of annual and interim reports
–	Access to recent news.
Disclosure controls and procedures
Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the (EU) Market Abuse Regulation, the U.S. Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and Nasdaq New York. These procedures also require that such information is provided to management, including the President and CEO and the CFO, so timely decisions can be made regarding the required disclosures.
The Disclosure Committee assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures. The Disclosure Committee comprises members with various expertise including representation from the segments.
Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.
Controls and procedures, no matter how
well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2022.

27 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Internal control over financial reporting
Ericsson has integrated risk management and internal control over financial reporting into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.
The control framework is updated regularly to reflect relevant changes in processes, tools usage, outcome of risk assessments, changes in legislations, etc. Continuous enhancements are initiated to strengthen and risk-adapt the design of the controls and the efficiency of the internal control over financial reporting. The scope of the enhancements covers both business process controls and IT controls. The Company completed the acquisition of Vonage on July 21, 2022. As permitted by the SEC rules and regulations management’s assessment did not include the internal control of the acquired operations of Vonage which are included in our consolidated financial statements as of December 31, 2022 and for the period from the acquisition date through December 31, 2022. In accordance with our integration activities, we plan to assess the Vonage’s internal control over financial reporting control framework within the time period provided by applicable SEC rules and regulations.
The Company continued to adapt its workplace practices globally due to the COVID-19 pandemic, resulting in a hybrid work environment; this has not significantly affected the Company’s internal control over financial reporting.
Control environment
The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:
–	Steering documents, such as policies and directives, and the Code of Business Ethics
–	A strong corporate culture
–	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority
–	Several well-defined Group-wide processes for planning, operations and support.
The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:
–	Changes to laws
–	Financial reporting standards and listing requirements, such as IFRS and SOX.
The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by finance functions in the execution of controls related to transactions and reporting. The finance functions are organized in Company Control and Business Shared Services Hubs/Centers, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO. For larger acquisitions, the main finance functions and the control execution of the acquired entity remain at the entity and enter into close collaboration with the Group finance functions.
Risk assessment
Risks of material misstatements in the financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.
Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.
Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.
Control activities
The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement, and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.
Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.
For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.
The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies, and IFRS as well as with the relevant listing regulations. It maintains detailed documentation on internal controls related to the accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.
Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in the subsidiaries. Detailed process controls and documentation of controls performed are also implemented in the significant subsidiaries or operational units covering these subsidiaries, covering the items with significant materiality and risk.
In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through Company Control and Business Shared Services Hubs/Centers, covering subsidiaries in each geographical area.
Based on a common IT platform, a common chart of accounts and common master data, the Company Control and Business Shared Services Hubs/Centers perform accounting and financial reporting services for most subsidiaries.

28 Corporate Governance report 2022	Ericsson Annual Report on Form 20-F 2022

Information and communication
The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.
Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, the Ericsson Compliance Line, that can be used for the reporting of alleged violations that:
–	Are conducted by Group or local management, and
–
Relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters, or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring
The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas and risks related to financial reporting. The management of the Company Control and Business Shared Services Hubs/Centers (and of the companies handled outside Company Control and Business Shared Services Hubs/ Centers) continuously monitor accounting quality through a set of performance indicators.
Compliance with policies and directives is monitored through annual self-assessments and representation letters from company heads and company controllers in subsidiaries as well as in business areas and market areas.
The Company’s financial performance is also reviewed at Board meetings. The Committees of the Board fulfill important monitoring functions regarding remuneration, loans, investments, customer finance, cash management, financial reporting and internal control. The Audit and Compliance Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit and Compliance Committee. The Audit and Compliance Committee also receives regular reports from the external auditor. The Audit and Compliance Committee follows up on any actions taken to improve or modify controls.

Board of Directors
Stockholm, March 7, 2023
Telefonaktiebolaget LM Ericsson (publ)
Org. no. 556016-0680

Remuneration report

Part of
Ericsson
Annual Report
2022

Annual Report 2022

Financial report

Corporate Governance report

Remuneration report

ericsson.com

Remuneration report Part of Ericsson Annual Report 2022 Annual Report 2022 Financial Corporate Remuneration report Governance report report ericsson.com

Contents

Remuneration report 2022

Statement from the Chair of the Remuneration Committee	1

Introduction	2

Remuneration 2022 at a glance	3

Total remuneration to the President and CEO and Executive Vice Presidents	5

Variable remuneration	6

Short-term variable compensation (STV)	6

Long-term variable compensation (LTV)	7

Information on guidelines for shareholdings by Executive Team	12

Deviations from adopted Guidelines for remuneration to Group Management (“the Guidelines”)	12

Comparative information on changes in remuneration and the Company’s performance	13

The report has been prepared in accordance with Chapter 8, Sections 53a and 53b of the Swedish Companies Act (2005:551) and the Rules on Executive Remuneration and Incentive Schemes (1 December 2020) issued by the Swedish Corporate Governance Board.

Information required by Chapter 5, Sections 40–44 of the Annual Accounts Act (1995:1554) is included in note G1–G4 in the Financial report.

Information on the work of the Remuneration Committee in 2022 can be found on pages 10–11 in the Corporate Governance report.

Forward-looking statements
This report may include forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance.
    The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are based on the Company’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that the Company believes to be reputable.
    We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout the Company’s Annual Report for the financial year 2022, including in the section Risk Factors of the Company’s Annual Report for the financial year 2022. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. We maintain website and external voluntary reports that may be referenced in this report. The information on our website and in our external voluntary reports is not incorporated by reference in, or otherwise to be regarded as part of, this report.

1 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Remuneration report 2022
Statement from the Chair of
the Remuneration Committee

On behalf of the Board, I am pleased to present Ericsson’s Remuneration report for the financial year 2022. The Remuneration report describes how the Guidelines for Remuneration to Group Managament, adopted at the 2020 Annual General Meeting, have been complied with in 2022. The Remuneration report also contains information on the long-term variable remuneration programs for 2022.
    In 2022, Ericsson continued to execute on its strategy to leverage its leadership position in mobile networks and drive focused expansion in enterprise. The Company continues to pursue sustainable growth to build a stronger Ericsson for the long-term, and remains committed to reach the EBITA target of 15–18% (excluding restructuring costs).
    Ericsson can only achieve its long-term targets under strong leadership, consisting of individuals with a wide range of backgrounds, skills, and abilities. This requires that the Company attracts, retains and motivates the right people and offer them globally competitive remuneration. That is why Ericsson’s remuneration philosophy and practices are based on the principles of competitiveness, fairness, transparency and impact with the overall aim of creating long-term value for shareholders in order to realize the Company’s strategy and sustainable long-term interests.
    The Guidelines for Remuneration to Group Management (approved by the shareholders in March 2020) have been a guide for the committees work. Remuneration during the year was paid in accordance with the Guidelines.
    It is currently recommended that no trading in Ericsson shares be conducted by board members, the Executive Team or the Company. In light of this, the Chairman of the Board, the CEO and CLO have recommended to the Board that the vesting date of the LTV 2019 be postponed until the Chairman and CLO jointly agree that the shares can be vested.
    Decisions on deviations from the Guidelines, made in order to complete the acquisition of Vonage, are set out in the Remuneration report under the section “Deviations from adopted Guidelines for remuneration to Group
Management”. In the annual review of total remuneration, each remuneration element (at target level) of the total remuneration mix has been compared with the external local and global markets where Ericsson competes for employees.
    The Remuneration Committee and the Board continue to evaluate the effectiveness of the long-term variable remuneration programs for the Executive Team in achieving the objective of supporting the Company in its strategic goals and sustainable long-term interests. In addition, the Committee has evaluated the potential to increase the long-term focus of the Executive Team and to ensure it is in line with the long-term expectations and interests of shareholders. The long-term variable remuneration programs which were introduced in 2017 for the Executive Team, along with the use of the one-year performance condition regarding the Group’s operating income (EBIT) in the long-term variable remuneration programs as of the 2018 program, have been effective in playing a key role in achieving Ericsson’s Group financial targets. After evaluating the current long-term variable remuneration programs and taking into account feedback from investors, the Remuneration Committee and the Board will propose a long-term variable remuneration program for the Executive Team to the 2023 Annual General Meeting. The proposed 2023 program is similar to the 2022 long-term variable remuneration program. The aim is to further strengthen Ericsson’s commitment to long-term sustainability and responsible business practices.
    Finally, I would like to extend the Remuneration Committee’s appreciation to the Executive Team and all our employees worldwide for Ericsson’s performance during the year.
Thank you, everyone!
Jon Fredrik Baksaas
Chair of the Remuneration Committee

2 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Introduction

This Remuneration report provides a summary of how the Guidelines for Remuneration to Group Management (the “guidelines”) of Telefonaktiebolaget LM Ericsson (“Ericsson” or the “Company”), adopted by the Annual General Meeting 2020, have been complied with during the financial year 2022. The report also contains information on the total remuneration, including fixed and variable remuneration, of Ericsson’s President and CEO and Executive Vice Presidents. In addition, the report contains a summary of the Company’s current short-term and long-term variable remuneration programs for Executive Team.
    The Board of directors proposes that new amended Guidelines for Remuneration to Group Management is resolved by the Annual General Meeting 2023. Amended Guidelines are intended to remain in place for four years until the Annual General Meeting 2027.
    The remuneration of the President and CEO and the Executive Vice Presidents disclosed in the report represents their total remuneration, regardless of whether it is paid through the Company or by another group company.
    The guidelines, adopted by the 2020 Annual General Meeting, can be found on pages 28–31 of the Financial report. The Board of Directors proposes that new amended Guidelines for remuneration to Group management is resolved by the Annual General Meeting 2023, which are intended to remain in place for four years until the Annual General Meeting 2027. The proposed guidelines are included on pages 25–27 of the Financial report. The Auditors’ report on the Company’s compliance with the guidelines is available on Ericsson’s website, www.ericsson.com.
    This report does not include remuneration of the Board. Board remuneration is decided annually by the Annual General Meeting and is disclosed in Note G2 on pages 81–82 of the Financial report for 2022.

Summary
Information on Ericsson’s performance during the financial year can be found in the Financial report 2022.
    As part of the Company implementing its business strategy and safeguarding the sustainable long-term interests of the Company, the Company must attract, retain, and motivate employees with the right skills and offer them competitive remuneration. Long-term shareholder value creation and performance-based remuneration are the basis for remuneration at Ericsson. The guidelines aim to ensure that remuneration is consistent with Ericsson’s current remuneration philosophy and practices for the Company’s employees based on the principles of competitiveness, fairness, transparency, and performance. The main objectives of the guidelines are to:
–	Attract and retain competent, performance-oriented, and motivated employees who have the skills, experience and competencies required to implement Ericsson’s business strategy
–	Encourage behaviors consistent with Ericsson’s corporate culture, values and ethics and compliance programs
–	Ensure fair remuneration by ensuring that the total remuneration is of an appropriate level without being excessive, and that the basis for the remuneration is clearly explained
–	Offer total remuneration, consisting of fixed and variable remuneration and benefits, that is competitive in the markets in which Ericsson competes for employees
–	Promote forms of variable remuneration that unite employees in working towards clear and relevant objectives and reinforce their performance and allow for flexible remuneration costs.
The guidelines also aim to enable the Company to offer attractive and globally competitive total remuneration to the Executive Team.
    According to the guidelines, the remuneration of the Executive Team must be in line with market conditions and can be made up of the following components: fixed salary, variable remuneration, pension and other benefits. In addition to remuneration covered by the guidelines, the shareholders have decided to implement long-term variable remuneration (“LTV”) programs. The LTV 2020, LTV 2021 and LTV 2022 programs are still ongoing.
    In 2022, there have been deviations from the guidelines in conjunction with the acquisition of Vonage but not from the decision-making procedures as described in the guidelines for determining the remuneration of the Executive Team. There has been no claw-back of remuneration in 2022.
    In 2022, the following key decisions were respectively made by the Remuneration Committee and the Board regarding remuneration:
–
It is currently recommended that no trading in Ericsson shares be conducted by board members, the Executive Team or the Company. In light of this, the Chairman of the Board, the President & CEO and Chief Legal Officer (CLO) have recommended to the Board that the vesting date of the LTV 2019 be postponed until the Chairman of the Board and CLO jointly agree that the shares can be vested

–	The achievement for LTV 2020 was set at 100% of target, based on predetermined performance conditions: group operating income and relative and absolute total shareholder return (TSR)
–	The level of achievement of the performance condition for the Group’s operating income for LTV 2022 was set at 162,76%
–
To drive Ericsson’s values, culture and leadership practices related to ethics, compliance and integrity, underperformance against pre-defined criteria reduces the 2022 STV pay-out and overperformance justifies an additional incentive. The pre-defined criteria and metrics used for this assessment is related to compliance training, third party management, allegation management and other factors driving company Ethics and Integrity transformation. This review establishes a clear connection between our integrity transformation and rewards for senior executive.

The Remuneration Committee supports the Board in reviewing and evaluating the guidelines and Ericsson’s application of the guidelines. The intention was that the guidelines adopted by the 2020 AGM remain in force until the 2024 AGM. The Remuneration Committee and the Board have concluded that the guidelines need to be revised in 2023, to inter alia, align with new rules for supplementary pensions under the Industry and Trade Pension Plan Title 1 (ITP1) and to clarify the mandate for the Board of Directors and Remuneration Committee to define meaningful short-term variable compensation (“STV”) targets linked to the business plan. New guidelines (including these amendments) are proposed by the board of directors to be adopted by the 2023 AGM.
    The Remuneration Committee and the Board continuously evaluate the effectiveness of the LTV programs for the Executive Team in achieving the objective of supporting the Company’s achievement of its strategic goals and sustainable long-term interests. In addition, their potential to increase the long-term focus of the Executive Team and to link their interests with the long-term expectations and interests of shareholders is evaluated.
    After evaluating the ongoing LTV programs for the Executive Team, the Remuneration Committee and the Board concluded that the ongoing LTV programs for 2020 and 2021, as well as the completed programs for 2018 and 2019, enabled the Company to achieve the long-term objectives set in 2017, in particular with the introduction of the one-year performance condition regarding the Group’s operating result (EBIT). Although the one-year performance condition relating to the Group’s operating income (EBIT) has a one-year performance period, it has a three-year vesting period which is the same as the vesting period of the performance conditions relating to the development of absolute and relative TSR, which is in line with the objectives of the LTV programs. This means that participants cannot redeem any of the Performance Share rights granted before the end of the three-year vesting period and that participants are fully exposed to share price movements during the three-year period.
    As the 2018, 2019, 2020 and 2021 LTV programs have fulfilled their purpose to support the Company in achieving its long-term financial targets, the 2022 AGM decided on the introduction of a 2022 LTV program to the Executive Team with the same structure as the previous LTV program and with the addition of targets to further strengthen Ericsson’s and the Executive Team’s commitment to long-term sustainability and responsible business practices (“ESG”). The Remuneration Committee and the Board decided to propose a long-term variable remuneration program for 2023 with a similar structure as the long-term variable remuneration program for 2022 to be resolved by the 2023 Annual General Meeting. In addition, the Remuneration Committee and the Board propose to change the delivery of the Executive Performance Plan from cash to shares. This is to further reinforce the alignment between shareholders and Group Management.

3 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Remuneration 2022 at a glance
Total remuneration
The table below summarizes how the remuneration elements set out in the guidelines have been applied in relation to the President and CEO and the Executive Vice Presidents. The table also summarizes information on the Long-Term Variable Pay (LTV) as approved by the shareholders.

	Purpose and link to strategy	Arrangement in brief	Implementation during the financial year ending December 31, 2022

Fixed salary	Attract and retain the leadership required to implement Ericsson’s business strategy.
Pay a portion of the annual remuneration in a predictable manner.

Salaries are normally reviewed in January, taking into account:

–  Ericsson’s overall business performance

–  The business performance of the unit that the employee manages

–  Employee performance over time

–  External economic conditions

–  The scope and complexity of the position,

–  External market data

–  Pay and conditions of other employees in countries considered relevant to the role.

When determining fixed salaries, the impact on total remuneration must also be taken into account.

President and CEO: fixed annual salary of SEK 18,252,074 corresponding to an increase of 3% since 2021.

EVP and Head of Business Area Networks: fixed annual salary of SEK 8,673,074, corresponding to an increase of 4% since 2021.

EVP and Head of Market Area Europe and Latin America: fixed salary of INR 31,330,687 (from January 1 to May 31), corresponding to an increase of 9% compared to 2021 (on pro-rata basis).
1)

Other benefits	Provide competitive benefits to attract and retain the leadership required to implement Ericsson’s strategy.
Benefits are aligned with competitive market practices in the individual’s country of employment.

The level of benefits may vary from year-to-year depending on the cost of the benefits to the Company.

The benefits amount to a maximum of 10% of the annual fixed salary for members the Executive Team in Sweden.

Benefits for members of Executive Team on international long-term assignment (“LTA”) in a country other than the country of original employment are determined in line with the Company’s global policy on international mobility. Such benefits may include, but are not limited to, commuting or moving expenses, increased cost of living, housing costs, travel home, educational allowances, and tax and social security benefits.

President and CEO: other benefits to the value of SEK 135,743.

EVP and Head of Business Area Networks: other benefits to the value of SEK 151,452.

EVP and Head of Market Area Europe and Latin America: other benefits to the value of SEK 2,037,140 (from January 1 to May 31).
1)

Pension	Provide long-term financial security and planning for retirement by offering competitive pension solutions that are in line with local market practice.	The pension plans follow competitive practices in the individual’s home country. The pension plans for the President and CEO and the Executive Vice Presidents are defined contribution plans.
Company pension contributions:

–  President and CEO: SEK 9,856,121

–  EVP and Head of the Networks Business Area: SEK 5,061,846.

–  EVP and Head of Market Area Europe and Latin America: SEK 510,164 (from January 1 to May 31).
1)

Short-term variable compensation (STV)
Setting clear and relevant objectives for the Executive Team that are in line with Ericsson’s strategy and sustainable long-term interest.

Offer an individual earning opportunity linked to performance at a flexible cost to the Company.

The President and CEO is not entitled to any STV.

The target level is 40% of the fixed salary and the maximum is 80% of the fixed salary for the Executive Vice Presidents.

Performance conditions, weightings and target levels are set annually.

Subject to malus and clawback.

Outcome for STV 2022:

–  EVP and Head of the Networks Business Area: 90,1% of the maximum level

–  EVP and Head d of Market Area Europe and Latin America: 90,1% of the maximum level (from January 1 to May 31).
1)

Long-term variable compensation (LTV)
Creating a common ownership interest between Executive Team and shareholders

Remuneration based on long-term performance in line with Ericsson’s business strategy.

Provide individuals with long-term remuneration for long-term commitment and value creation in accordance with the interests of shareholders.

Remuneration is awarded after approval by the Annual General Meeting.

Remuneration levels are determined as a percentage of the fixed salary.

–  For the President and CEO, 190% of the fixed salary

–  For the Executive Vice Presidents, 50% of the fixed salary.

Performance conditions, weightings and target levels are taken to the AGM for approval. Three-year vesting period.

Subject to malus and clawback.
LTV 2020 target achievement level of 100%.
1)
 Arun Bansal left the position as EVP May 31, 2022.

4 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Remuneration earned in 2022

1)
  Arun Bansal was appointed Executive Vice President in June 1, 2020 and left the same position May 31, 2022. All values for 2020, except LTV, are calculated pro-rata for the period of June 1, 2020 to December 31, 2020. LTV for 2020 is calculated for full year 2020. All values for 2022, except LTV, are calculated pro-rata for the period of January 1, 2022 to May 31, 2022. LTV for 2022 covers full year 2022.

STV The information presented for 2022 covers the financial year 2022 and the information for 2021 and 2020 covers the financial years 2021 and 2020, respectively.
LTV
The information presented for 2022 includes information on the LTV 2020 which expires in 2023. Information presented for 2021 and 2020 includes information on LTV 2019 and LTV 2018 that expired in 2022 and 2021, respectively. LTV 2019 values are provisional since payment is pending after recommendation by the Chairman of Board, CEO and CLO (Chief Legal Officer).

Performance outcome in 2022

`
To support the execution of Ericsson’s business strategy and the achievement of the Group’s financial targets, the Company’s variable remuneration program focuses on targets related to financial profitability, the Group’s operating income (EBIT) and total shareholder return. The variable remuneration is thus designed to create incentives to contribute to Ericsson’s short- and long-term strategic plan and business objectives.

5 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Total remuneration to the President
and CEO and Executive Vice Presidents
The table below sets out the total remuneration in SEK for Ericsson’s President and CEO and Executive Vice Presidents between 2020 and 2022.

Total remuneration to the President and CEO and to the Executive Vice Presidents

		Fixed remuneration		Variable remuneration

Name and position	Financial year	Fixed salary (including holiday pay)	Other benefits 1)	One-year variable remune- ration 2)	Multiannual variable remune- ration 3)	Additional agree- ments 4)	Pension 5)	Total remuneration 6)	Share of fixed remuneration 7)	Share of variable remu- neration 8)

Börje Ekholm President and CEO	2022	19,154,852	135,743	-	24,034,229	-	9,856,121	53,180,945	55%	45%
	2021	18,208,859	555,688	-	36,630,457	-	9,569,049	64,964,053	44%	56%
	2020	17,727,726	770,276	-	78,475,833	-	9,113,376	106,087,211	26%	74%

Fredrik Jejdling Executive Vice President and Head of Business Area Networks	2022	9,515,305	151,452	6,251,115	2,746,240	-	5,061,846	23,725,958	62%	38%
	2021	9,129,087	14,980	6,671,595	4,092,344	-	4,314,186	24,222,193	56%	44%
	2020	7,925,971	22,110	4,415,425	9,025,678	-	3,457,409	24,846,592	46%	54%

Arun Bansal Executive Vice President and Head of Market Area Europe and Latin America 9) 10,11)	2022	3,053 034	2,037,140	3,038,067	3,102,134	-	510,164	11,740,538	48%	52%
	2021	15,158,407	1,345,055	6,727,226	4,741,209	-	985,340	28,957,237	60%	40%
	2020	8,673,843	840,273	2,253,084	9,844,590	-	516,344	22,128,134	45%	55%

1)	For further information about other benefits, see table regarding the Execution of fixed remuneration and pension to the President and CEO and the Executive Vice Presidents.

2)
The amounts represent STV earned during the financial year and paid in the following year, i.e., for 2022 the amounts represent STV 2022, for 2021 the amounts represent 2021 and for 2020 the amounts represent STV 2020.

3)
Amounts represent LTVs for which all performance periods expired during the fiscal year and the Executive Performance Share Plan (“EPSP”) share matching that took place during the fiscal year. For 2022, the amounts represent LTV 2020, for 2021, the amounts represent LTV 2019 and for 2020, the amounts represent LTV 2018. LTV 2019 is not paid, the values are provisional pending decision by the Chairman of the Board and CLO (Chief Legal Officer). The amounts are calculated based on the number of Performance Shares that will vest at the end of the vesting period multiplied by the volume weighted average of the last five trading days of each financial year. The EPSP for 2016 was reconciled and terminated with the final delivery of the remaining Performance Match Shares to participants on August 17, 2020. The EPSP performance period for 2016 expired on 31 December 2018, and since 2016 no EPSP has been launched for the Executive Team. The details of the EPSP are explained in the notes to the income statement and balance sheet – note G3, share-based payment, page 69 of the Financial report 2020.

4)	Amounts represent additional discretionary arrangements approved by the Remuneration Committee or the Board and entered into during the financial year.

5)	Amounts represent cash payment in lieu of pension (for the President and CEO) or pension premium (for the Executive Vice Presidents) paid during the financial year.

6)	The amounts represent the sum of fixed remuneration, variable remuneration, additional agreements and pension.

7)	Amounts represent the sum of fixed remuneration and pension divided by total remuneration.

8)	Amounts represent the sum of variable remuneration and additional agreements divided by total remuneration.

9)	Any remuneration in foreign currency has been translated to SEK at average exchange rate.

10)
Arun Bansal was appointed EVP in June 2020. Values related to 2020 are calculated on a pro-rata basis based on the time period June 1 – December 31, 2020. Multiannual variable represent LTV 2018 and EPSP share matching for the time period June 1 to December 31, 2020.

11)	Arun Bansal left the postion as EVP May 31, 2022. All values for 2022, except LTV, is calculated pro-rata for the period of January 1, 2022 to May 31, 2022. LTV for 2022 covers full year 2022.
Implementation of fixed remuneration and pension for the President and CEO and the Executive Vice Presidents
The table below shows the implementation of fixed remuneration and pension for the President and CEO and the Executive Vice Presidents.

	Fixed salary	Other benefits	Pension

Börje Ekholm President and CEO
During the annual review of the total remuneration, the Board decided on a salary increase of 3% of the fixed salary as of January 1, 2022 for the President and CEO. The increase reflects the performance of the President and CEO until the end of 2021.

The fixed salary level for 2022 is considered appropriate in relation to the responsibility of being the President and CEO of a leading global provider of ICT solutions, compared to the remuneration packages for the position of President and CEO of comparable international companies.

According to the Company’s Swedish benefits policy, Börje Ekholm is entitled to a company car or equivalent cash remuneration and other benefits as other employees in Sweden. Since Börje Ekholm is a resident of the United States, he is also eligible for health insurance in the United States and tax advice regarding his tax return.

Börje Ekholm receives a cash payment instead of a defined contribution pension, as it is not possible to enroll him in the Swedish defined contribution pension plan (ITP1) as he is resident in the US. The cash payment is treated as salary for tax and social security purposes and is made in a way that is cost neutral for Ericsson. According to his employment contract, the pension supplement shall include an additional premium on top of the fixed annual salary to take into account an assumed achieved target level of STV.

Fredrik Jejdling Executive Vice President and Head of Business Area Networks
The salary level reflects Fredrik Jejdling’s responsibility as head of Ericsson’s largest business area, Networks. The salary level is considered competitive in the external market for both other VPs on leading ICT solution providers and for the position of President and CEO of smaller companies.
According to the Company’s Swedish benefits policy, Fredrik Jejdling is entitled to a company car or equivalent cash remuneration and other benefits as other employees in Sweden.
In accordance with Ericsson’s pension guidelines, Fredrik Jejdling participates in the ITP1 defined contribution plan. He is not entitled to any other pension benefit outside the rules applicable to the ITP.

Arun Bansal Executive Vice President and Head of Market Area Europe and Latin America (from January 1 until May 31, 2022)
The fixed salary reflects Arun Bansal’s responsibility as head of two major geographies, both Europe and Latin America. His salary level was deemed competitive to reflect his responsibility. Arun Bansal was on LTA in the United Kingdom from his original employment in India. In accordance with best practice for international assignments, his compensation was set with a “home base approach”.

As Arun Bansal was on LTA, he was entitled to benefits in line with Ericsson’s international mobility policy such as housing allowance, transportation allowance, home travel, tax and social security equalization assistance and medical insurance.

In accordance with Ericsson’s pension guidelines and according to his employment contract, Arun Bansal was eligible for Ericsson’s LTA pension plan, International Pension Plan (IPP) and annual pension contribution was paid into Interben Trustees Limited in 2022.

6 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Variable remuneration

Ericsson believes that, where possible, variable remuneration should be encouraged as an integral part of total remuneration. The aim is first and foremost to reconcile employees’ interests with Ericsson’s strategic business objectives, sustainable long-term and relevant unit performance. At the same time, this allows for flexible wage costs and underlines the link between performance and pay.
    All variable remuneration programs have defined maximum grant and vesting levels.
    The short-term variable remuneration depends to a greater extent on the Company’s performance and the unit concerned, while the long-term variable remuneration depends on Ericsson’s performance at Group level.

Short-term variable compensation (STV)
Annual short-term variable remuneration is paid through cash-based programs that depend only on financial performance targets. The concrete business objectives are calculated on the basis of the annual business plan approved by the Board, which in turn is based on the Company’s long-term strategy. Ericsson strives for industry-leading operating margins and return on investment as well as good cash generation, and therefore the starting point is to have a financial profitability target, which is a measure of operating profitability net of capital costs.
    The financial profitability targets are defined for the Executive Team:
–	at group level for heads of group functions
–	as a combination of group level and business area level for business area managers
–	as a combination of group level and market area level for market area managers.
The President and CEO is not entitled to any STV. The Remuneration Committee decides on and approves all objectives set for the other members of the Executive Team. These objectives are spread downwards through the organization and broken down into unit-related objectives across the Group, where applicable. The Remuneration Committee monitors the appropriateness and fairness of the target levels for the Group, Business Areas and Market Areas throughout the performance year and has the power to revise them if they are no longer relevant, or if they no longer contribute to shareholder value. The current weighting for the Executive Vice Presidents is made up of 40% Economic Profit for the Group and 60% Economic Profit for each Business/Market Area.

The tables below describe the STV 2022 outcome for each of the Executive Vice Presidents, which is determined by evaluating performance against the applicable financial metrics.

Executive Vice President and Head of Business Area Networks – Fredrik Jejdling (STV 2022)
		Threshold level (in % of target)	Target level	Maximum level (in % of target)	Outcome (% of target)
Performance measures	Weighing	SEK outcome at threshold performance	SEK outcome at target performance	SEK outcome at maximum performance	SEK actual performance outcome
Group Economic Profit 1)	40%	70%	100%	130%	150.5%
		0	1,387,692	2,775,384	2,088,040
Economic Profit Business Area Networks 1)	60%	85%	100%	114%	200%
			2,081,537	4,163,075	4,163,075

Total	100%	0	3,469,229	6,938,459	6,251,115

1)	Economic profit means operating income minus cost of capital.

Executive Vice President and Head of Market Area Europe and Latin America (from January 1 until May 31, 2022) – Arun Bansal (STV 2022)
		Threshold level (in % of target)	Target level	Maximum level (in % of target)	Outcome (% of target)
Performance measures	Weighing	SEK outcome at threshold performance	SEK outcome at target performance 2, 3)	SEK outcome at maximum performance 2, 3)	SEK actual performance outcome 2, 3)
Group Economic Profit 1)	40%	70%	100%	130%	150.5%
		0	674,424	1,348,848	1,014,796
Economic Profit Market Area Europe and Latin America 1)	60%	85%	100%	113%	200%
			1,011,636	2,023,271	2,023,271

Total	100%	0	1,686,059	3,372,119	3,038,067

1)	Economic profit means operating income minus cost of capital. Any remuneration in foreign currency has been translated to SEK at average exchange rate.

2)	Any remuneration in foreign currency has been translated to SEK at average exchange rate.

3)	Arun Bansal left the position as EVP May 31, 2022. All SEK values related to 2022 are calculated on pro-rata basis based on the period from January 1 to May 31, 2022.

7 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Long-term variable compensation (LTV)
The current LTV programs have been designed to encourage long-term commitment and value creation in line with Ericsson’s long-term strategic goals and shareholders’ interests. They form part of an overall remuneration package and normally extend over at least three years. As these are variable remuneration programs, it is not possible to predict the outcome when they are launched, and the remuneration depends on long-term personal commitment, the Company’s performance, the share price performance and the Company’s approach to sustainability and social issues.
    The LTV programs launched at Ericsson consist of share-based remuneration for members of Executive Team. The objective of the LTV programs is to attract, retain and motivate senior executives in a competitive market through performance-based and share-based incentives, and to encourage the building of a significant shareholding, in order to create a common ownership interest between the Executive Team and shareholders. Awards under LTV 2018, 2019, 2020, 2021 and 2022 (Performance Share Rights) are made free of charge and entitle participants, subject to the achievement of certain performance targets, to receive a number of shares free of charge after the expiry of a three-year vesting period for each program. Awards of shares under the Performance Share Rights are made upon the achievement of challenging performance conditions, which are defined for each year’s program at the time of its launch. The portion of the LTV Performance Share Rights that will potentially vest will be determined at the end of the relevant performance period based on whether the predefined criteria for this year’s LTV program have been met, with the performance period being one to three years. It is a general requirement that the participant remain employed for three years from the date of grant of the Performance Share Rights in order to be eligible to receive the outcome. Provided that the performance conditions have been met during the performance period, and that the participant has continued to be employed (except in exceptional circumstances) during the vesting period, shares will be awarded as soon as possible after the vesting period has expired.
When deciding on the final exercise level of the Performance Share Rights, the Board considers whether the exercise level is reasonable in light of the Company’s financial performance and position, stock market conditions and other circumstances. Otherwise, the Board reserves the right to reduce the level of outputs to a lower level deemed appropriate.
    The Board may at any time up to the last day of the vesting period reduce (including cancel) the number of shares to which the Performance Share Rights are entitled, to the extent deemed appropriate in view of:
–	the Company’s financial performance and position
–	stock market conditions and/or
–	such other circumstances and reasons as the Board considers relevant.
In addition, the Company has the right to unilaterally decide to withhold all or part of such awards for a participant in respect of years in which the participant has violated Ericsson’s Code of Business Conduct. The Company also has the right to unilaterally decide to demand repayment, in whole or in part, of awards relating to years in which a participant has violated Ericsson’s Code of Business Conduct.
    The details of each of the ongoing long-term variable remuneration programs at Ericsson, including the programs for other employees, are described in the notes to the consolidated financial statements – note G3, “Share-based remuneration”, on pages 83–87 of the Financial report.
Long-Term Variable Compensation Program 2022 (LTV 2022)
LTV 2022 was approved at the 2022 AGM and covers all members of the Executive Team, a total of 16 members of the Executive Team 2022, including the President and CEO. Participants were awarded Performance Shares on May 18, 2022. The Performance Share Awards granted to the President and CEO and the Executive Vice Presidents are summarized in the table below.

Award information, Long-Term Variable Compensation 2022 (LTV 2022) program

Participants	Allocation value 1)	Allocation value as a percentage of annual basic salary 2)	Number of Performance Shares granted 3)	Percentage of the award to which performance conditions apply 4)	Maximum number of Performance Shares that can be earned 5)

Börje Ekholm	SEK 34,678,941	190%	306,649	100%	613,298

Fredrik Jejdling	SEK 4,336,537	50%	38,346	100%	76,692

Arun Bansal 6)	SEK 0	0%	–	–	–

1)	The amount represents the basic amount in SEK.

2)	The figures represent basic amounts as a percentage of annual basic salary at the date of award.

3)
Calculated as the respective grant value divided by the volume weighted average price of Ericsson’s B-shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s fourth quarter report for 2021.

4)
All Performance Shares are subject to challenging performance conditions. These are measured over pre-defined performance periods spanning one to three years. Performance conditions for LTV 2022 are: (1) Group operating income target (weighted at 45%) measured over the period January 1, 2022 to December 31, 2022, (2) absolute TSR performance (weighted 25%) in the range 6%-14% annual growth rate, (3) relative TSR performance (weighted 20%) of Ericsson’s B-share, ranked 6-2 against 11 peers, measured over the period January 1, 2022 to December 31, 2024, (4) reduction of CO2 emissions (weighted 5%) in the Company’s own facilities and (5) increased proportion of female executives (weighted 5%) within the Company. Performance conditions for LTV 2022 and details of how performance conditions will be calculated and measured are set out in the minutes of the 2022 AGM under item 16.

5)	The maximum number of shares that can be allotted will result in a dilution of approximately 0.1% of the total number of outstanding shares. The effect on key ratios is marginal.

6)	Arun Bansal left the position as EVP May 31, 2022.

8 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

LTV 2020 performance outcome and LTV 2022 Group operating income target
LTV 2020 and LTV 2022 had targets with performance periods ending on December 31, 2022, which are summarized in the tables below. LTV 2020 will expire in 2023 as all performance periods under the program have now expired. LTV 2022 will not expire until 2025, but the performance period for the one-year Group operating income (EBIT) target for LTV 2022 expired on December 31, 2022.

Performance conditions for LTV 2022

Program	Target	Conditions	Weight	Performance period	Possible outcome (Linear distribution)	Outcome	Target achievement level 1)

LTV 2022	Group Operating income (EBIT) 2022	Range (billion SEK) 24.1–34.1	45%	Jan 1, 2022– Dec 31, 2022	0%–200%	SEK 32,238 billion 2)	162.76%

LTV 2022	Absolute TSR	Range 6%–14%	25%	Jan 1, 2022– Dec 31, 2024	0%–200%	–	–

LTV 2022	Relative TSR	Ericsson’s ranking 6–2	20%	Jan 1, 2022– Dec 31, 2024	0%–200%	–	–

LTV 2022	Reduction of CO 2	Range CO2 emissions (tonnes in thousands) 265–200	5%	Jan 1, 2022– Dec 31, 2024	0%–200%	–	–

LTV 2022	Female managers	Percentage of female managers Range 22%–24%	5%	Jan 1, 2022– Dec 31, 2024	0%–200%	–	–

Total			100%		0%–200%

1)
The Board decided that the target achievement level for the performance condition for the Group’s operating income 2022 was 162,76% for the part of the Performance Share Rights that are granted based on the outcome of the Group’s operating result 2022. Further information regarding the number of Performance Share Units earned by each of the President and CEO and the Executive Vice Presidents is provided in the table Long-Term Variable Compensation (LTV) to the President and CEO and to the Executive Vice President. The performance share rights vest at the end of the vesting period in 2025.

2)	Excluding restructuring costs and other items not included in the performance condition.

Performance conditions for LTV 2020

Program	Target 1)	Conditions	Weight	Performance period	Possible outcome (Linear distribution)	Outcome	Target achievement level 2)

LTV 2020	Group Operating income (EBIT) 2020	Range (billion SEK) 19.1– 27.9	50%	Jan 1, 2020– Dec 31, 2020	0%–200%	SEK 29.1 billion	200.00% 1)

LTV 2020	Absolute TSR	Range 6%–14%	30%	Jan 1, 2020– Dec 31, 2022	0%–200%	-6,65%	0% 2)

LTV 2020	Relative TSR	Ericsson’s ranking 6–2	20%	Jan 1, 2020– Dec 31, 2022	0%–200%	12 out of 11	0% 2)

Total			100%		0%–200%		100%

1)
As announced in the 2020 Annual Report, the Board decided that the target achievement level for the performance condition for the Group’s 2020 operating income was 200% for the part of the Performance Share Rights based on an outcome of the Group’s 2020 operating income.

2)
The Board decided that the target achievement level for the performance conditions development of absolute TSR and relative TSR amounted to 0% and 0% respectively, based on the achievements of -6,65% absolute TSR and ranking 12 for relative TSR, resulting in an overall achieved target achievement level of 100% for LTV 2020. Performance shares vest at the end of the vesting period in 2023. For further information on the number of Performance Share Units earned by each of the President and CEO and the Executive Vice Presidents, please refer to the table Long-Term Variable Compensation (LTV) of the President and CEO and the Executive Vice Presidents.

9 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Long term variable compensation (LTV) to the President and CEO and the Executive Vice Presidents
The table below sets out relevant information of LTV 2018, 2019, 2020 and 2021 with regards to the President and CEO and the EVPs.

Long-term variable remuneration (LTV) to the President and CEO and to the Executive Vice Presidents

Main conditions for share-based plans									Information concerning the reported financial year

Performance
					End			Maximum			Performance	share rights	Balance at
					date			number of		Performance	share rights	forfeited and	year-end,
					of the		Performance	Performance		share rights	still subject to	paid out in	Performance
				Perfor-	perfor-	End date	share rights	Shares that can	Incoming	earned during	performance	shares during	shares earned
Name and		Target	Date of	mance	mance	of vesting	granted	be Awarded	balance	the year	conditions	the year	but not forfeited
position	Program	(weight) 1)	award 2)	period 3)	period 4)	period 5)	(value in SEK) 6)	(value in SEK) 7)	(value in SEK) 8)	(value in SEK) 9)	(value in SEK) 10)	(value in SEK) 11)	(value in SEK) 12)
Börje Ekholm CEO and President	LTV 2022	Group Operating income (EBIT) (45%)	18/5/ 2022	1 year	31/12/ 2022	18/5/ 2025	137,994 (15,605,741)	275,988 (31,211,483)		224,594 (13,852,958)			224,594 (13,852,958)

		TSR performance conditions (45%)	18/5/ 2022	3 years	31/12/ 2024	18/5/ 2025	137,991 (15,605,402)	275,982 (31,210,804)			275,982 (17,022,570)

		ESG targets (10%)	18/5/ 2022	3 years	31/12/ 2024	18/5/ 2025	30,664 (3,467,792)	61,328 (6,935,584)			61,328 (3,782,711)

	LTV 2021	Group Operating income (EBIT) (50%)	3/5/ 2021	1 year	31/12/ 2021	3/5/ 2024	154,161 (16,834,381)	308,322 (33,668,762)	308,322 (19,017,301)				308,322 (19,017,301)

		TSR performance conditions (50%)	3/5 2021	3 years	31/12/ 2023	3/5/ 2024	154,162 (16 834 490)	308,324 (33,668,981)			308,324 (19,017,424)

	LTV 2020	Group Operating income (EBIT) (50%)	1/4/ 2020	1 year	31/12/ 2020	1/4/ 2023	194,830 (15,188,947)	389,660 (30,377,894)	389,660 (24,034,229)				389,660 (24,034,229)

		TSR performance conditions (50%)	1/4/ 2020	3 years	31/12/ 2022	1/4/ 2023	194,830 (15,188,947)	389,660 (30,377,894)

	LTV 2019 13)	Group Operating income (EBIT) (50%)	18/5/ 2019	1 year	31/12/ 2019	18/5/ 2022	146,087 (13,808,143)	292,174 (27,616,286)	292,174 (18,021,292)				292,174 (18,021,292)

		TSR performance conditions (50%)	18/5/ 2019	3 years	31/12/ 2021	18/5/ 2022	146,087 (13,808,143)	292,174 (27,616,286)	76,973 (4,747,695)				76,973 (4,747,695)

	Total						1,296,806 (126,341,987)	2,593,612 (252,683,974)	1,067,129 (65,820,517)	224 594 (13,852,958)	645,634 (39,822,705)		1,291,723 (79,673,475)

1)	TSR performance conditions include both absolute and relative performance conditions for each program.

2)	The date of allocation represents the date on which the original allocation was made.

3)	Performance period represents the period over which the performance conditions are measured.

4)	The end date of the performance period represents the date on which the performance period ends.

5)	The Vesting Period End Date represents the date on which any Performance Shares will vest and entitle participants to receive shares.

6)	The figures represent the original number of Performance Share Rights granted on the grant date. Values in SEK represent the corresponding value on the date of award.

7)	The figures represent the maximum number of Performance Share Units that can be earned for each performance condition. Values in SEK represent the corresponding value on the date of award.

8)
Figures represent the balance at the beginning of the year, which includes Performance Share Units earned for prior years that have not yet been awarded. Values in SEK are calculated as the number of vested Performance Share rights multiplied by the volume weighted average share price for the last five trading days of the previous financial year.

9)
The figures represent the number of Performance Share Units earned that had a performance period that expired during the financial year. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

10)
The figures represent the maximum number of outstanding Performance Shares that are still subject to an ongoing performance period. Values in SEK are calculated as the number of outstanding Performance Shares still subject to a performance period multiplied by the volume weighted average share price for the last five trading days of the financial year.

11)
The figures represent the number of Performance Share Units that had a vesting period expiring during the financial year and that entitled the participant to receive shares free of charge. Values in SEK represent the fair value of shares granted to the participant at the end of the vesting period.

12)
The figures represent the balance at the end of the year, which includes Performance Share Units earned during the financial year as well as previous Performance Share Units earned but not forfeited. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

13)	LTV 2019 payment pending after recommendation by the Chairman of the Board, CEO and CLO (Chief Legal Officer).

10 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Long-term variable remuneration (LTV) to the President and CEO and to the Executive Vice Presidents, cont’d.

Main conditions for share-based plans									Information concerning the reported financial year

Performance
					End			Maximum			Performance	share rights	Balance at
					date			number of		Performance	share rights	forfeited and	year-end,
					of the		Performance	Performance		share rights	still subject to	paid out in	Performance
				Perfor-	perfor-	End date	share rights	Shares that can	Incoming	earned during	performance	shares during	shares earned
Name and		Target	Date of	mance	mance	of vesting	granted	be Awarded	balance	the year	conditions	the year	but not forfeited
position	Program	(weight) 1)	award 2)	period 3)	period 4)	period 5)	(value in SEK) 6)	(value in SEK) 7)	(value in SEK) 8)	(value in SEK) 9)	(value in SEK) 10)	(value in SEK) 11)	(value in SEK) 12)
Fredrik Jejdling Executive Vice President and Head of Business Area Networks	LTV 2022	Group Operating income (EBIT) (45%)	18/5/ 2022	1 year	31/12/ 2022	18/5/ 2025	17,257 (1,951,594)	34,514 (3,903,188)		28 086 (1,732,344)			28 086 (1,732,344)
		TSR performance conditions (45%)	18/5/ 2022	3 years	31/12/ 2024	18/5/ 2025	17,255 (1,951,368)	34,510 (3,902,736)			34 510 (2,128,577)
		ESG targets (10%)	18/5/ 2022	3 years	31/12/ 2024	18/5/ 2025	3,834 (433,587)	7,668 (867,174)			7 668 (472,962)
	LTV 2021	Group Operating income (EBIT) (50%)	3/5 2021	1 year	31/12/ 2023	3/5/ 2024	19,092 (2,084,846)	38,184 (4,169,693)	38,184 (2,355,189)				38 184 (2,355,189)
		TSR performance criteria (50%)	3/5 2021	3 years	12/31/ 2023	3/5/ 2024	19,092 (2,084,846)	38,184 (4,169,693)			38,184 (2,355,189)
	LTV 2020	Group Operating income (EBIT) (50%)	1/4/ 2020	1 year	12/31/ 2020	1/4/ 2023	22,262 (1,735,546)	44,524 (3,471,091)	44 524 (2,746,240)				44 524 (2,746,240)
		TSR performance criteria (50%)	1/4/ 2020	3 years	12/31/ 2022	1/4/ 2023	22,263 (1,735,623)	44,526 (3,471,247)
	LTV 2019 13)	Group Operating income (EBIT) (50%)	18/5/ 2019	1 year	31/12/ 2019	18/5/ 2022	16,321 (1,542,661)	32,642 (3,085,322)	32,642 (2,013,359)				32,642 (2,013,359)
		TSR performance criteria (50%)	18/5/ 2019	3 years	31/12/ 2021	18/5/ 2022	16,322 (1,542,755)	32,644 (3,085,511)	8,599 (530,386)				8,599 (530,386)
	Total						153,698 (15,062,827)	307,396 (30,125,655)	123,949 (7,645,174)	28,086 (1,732,344)	80,362 (4,956,728)		152,035 (9,377,519)

1)	TSR performance conditions include both absolute and relative performance conditions for each program.

2)	The date of allocation represents the date on which the original allocation was made.

3)	Performance period represents the period over which the performance conditions are measured.

4)	The end date of the performance period represents the date on which the performance period ends.

5)	The Vesting Period End Date represents the date on which any Performance Shares will vest and entitle participants to receive shares.

6)	The figures represent the original number of Performance Share Rights granted on the grant date. Values in SEK represent the corresponding value on the date of award.

7)	The figures represent the maximum number of Performance Share Units that can be earned for each performance condition. Values in SEK represent the corresponding value on the date of award.

8)
Figures represent the balance at the beginning of the year, which includes Performance Share Units earned for prior years that have not yet been awarded. Values in SEK are calculated as the number of vested Performance Share rights multiplied by the volume weighted average share price for the last five trading days of the previous financial year.

9)
The figures represent the number of Performance Share Units earned that had a performance period that expired during the financial year. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

10)
The figures represent the maximum number of outstanding Performance Shares that are still subject to an ongoing performance period. Values in SEK are calculated as the number of outstanding Performance Shares still subject to a performance period multiplied by the volume weighted average share price for the last five trading days of the financial year.

11)
The figures represent the number of Performance Share Units that had a vesting period expiring during the financial year and that entitled the participant to receive shares free of charge. Values in SEK represent the fair value of shares granted to the participant at the end of the vesting period.

12)
The figures represent the balance at the end of the year, which includes Performance Share Units earned during the financial year as well as previous Performance Share Units earned but not forfeited. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

13)	LTV 2019 payment pending after recommendation by the Chairman of Board, CEO and CLO (Chief Legal Officer).

11 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Long-term variable remuneration (LTV) to the President and CEO and to the Executive Vice Presidents, cont’d.

Main conditions for share-based plans									Information concerning the reported financial year

Name and position	Program	Target (weight) 1)	Date of award 2)	Perfor- mance period 3)	End date of the perfor- mance period 4)	End date of vesting period 5)	Performance share rights granted (value in SEK) 6)	Maximum number of Performance Shares that can be Awarded (value in SEK) 7)	Incoming balance (value in SEK) 8)	Performance share rights earned during the year (value in SEK) 9 )	Performance share rights still subject to performance conditions (value in SEK) 10)	Performance share rights forfeited and paid out in shares during the year (value in SEK) 11)	Balance at year-end, Performance shares earned but not forfeited (value in SEK) 12)
Arun Bansal Executive Vice President and Head of Market Area Europe and Latin America 14)	LTV 2022	Group Operating income (EBIT) (45%)		1 year	31/12/ 2022		0	-
		TSR performance conditions (45%)		3 years	31/12/ 2024		0	-
		ESG targets (10%)		3 years	31/12/ 2024		0	-
	LTV 2021	Group Operating income (EBIT) (50%)	3/5 2021	1 year	31/12/ 2021	3/5/ 2024	18,062 (1,972,370)	36,124 (3,944,741)	36,124 (2,228,128)				20,057 15) (1,237,116)
		TSR performance criteria (50%)	3/5 2021	3 years	31/12/ 2023	3/5/ 2024	18,063 (1,972,480)	36,126 (3,944,959)			20,059 15) (1,237,239)
	LTV 2020	Group Operating income (EBIT) (50%)	1/4/ 2020	1 year	31/12/ 2020	1/4/ 2023	27,399 (2,136,026)	54,798 (4,272,052)	54,798 (3,379,941)				50,294 (3,102,134)
		TSR performance criteria (50%)	1/4/ 2020	3 years	31/12/ 2022	1/4/ 2023	27,398 (2,135,948)	54,796 (4,271,896)
	LTV 2019 13)	Group Operating income (EBIT) (50%)	18/5/ 2019	1 year	31/12/ 2019	18/5/ 2022	18 909 (1,787,279)	37,818 (3,574,557)	37 818 (2 332 614)				37,818 (2,332,614)
		TSR performance criteria (50%)	18/5/ 2019	3 years	31/12/ 2021	18/5/ 2022	18,909 (1,787,279)	37,818 (3,574,557)	9,962 (614,456)				9,962 (614,456)
	Total						128,740 (11,791,381)	257,480 (23,582,763)	138,702 (8,555,139)		20,059 (1,237,239)		118,131 (7,286,320)

1)	TSR performance conditions include both absolute and relative performance conditions for each program.

2)	The date of allocation represents the date on which the original allocation was made.

3)	Performance period represents the period over which the performance conditions are measured.

4)	The end date of the performance period represents the date on which the performance period ends.

5)	The Vesting Period End Date represents the date on which any Performance Shares will vest and entitle participants to receive shares.

6)	The figures represent the original number of Performance Share Rights granted on the grant date. Values in SEK represent the corresponding value on the date of award.

7)	The figures represent the maximum number of Performance Share Units that can be earned for each performance condition. Values in SEK represent the corresponding value on the date of award.

8)
Figures represent the balance at the beginning of the year, which includes Performance Share Units earned for prior years that have not yet been awarded. Values in SEK are calculated as the number of vested Performance Share rights multiplied by the volume weighted average share price for the last five trading days of the previous financial year.

9)
The figures represent the number of Performance Share Units earned that had a performance period that expired during the financial year. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

10 )
The figures represent the maximum number of outstanding Performance Shares that are still subject to an ongoing performance period. Values in SEK are calculated as the number of outstanding Performance Shares still subject to a performance period multiplied by the volume weighted average share price for the last five trading days of the financial year.

11)
The figures represent the number of Performance Share Units that had a vesting period expiring during the financial year and that entitled the participant to receive shares free of charge. Values in SEK represent the fair value of shares granted to the participant at the end of the vesting period.

12)
The figures represent the balance at the end of the year, which includes Performance Share Units earned during the financial year as well as previous Performance Share Units earned but not forfeited. Values in SEK are calculated as the number of Performance Share Units earned multiplied by the volume weighted average share price for the last five trading days of the financial year.

13)	LTV 2019 payment pending after recommendation by the Chairman of Board, CEO and CLO (Chief Legal Officer).

14)	Arun Bansal left the position as EVP May 31, 2022.

15)	Holdings in LTV 2020 and 2021 prorated based on last day for employment as December 31, 2022.

12 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Information on guidelines for shareholdings by Executive Team
The Board has adopted the following shareholding guidelines to apply to current and future members of the Executive Team as of 1 January 2019, to encourage management to build and maintain a shareholding to create a common ownership interest between the Company’s shareholders and the members of the Executive Team:
–	The President and CEO must build and maintain a shareholding equivalent to at least 200% of the annual fixed salary
–	Other members of the Executive Team must build up and maintain a shareholding equivalent to at least 75% of their respective annual fixed salary.
The current members of the Executive Team shall have the opportunity to build up the required shareholding over a period of five years starting from January 1, 2019. In the event that new members of the Executive Team are appointed, they are expected to meet the shareholding requirement on the anniversary date five years after they are granted their first Performance Shares under the LTV Plans. The Board considers the following for the purpose of meeting the shareholding requirement:
–	Holdings of Ericsson Class B-shares held or acquired by the Executive Team member
–	Vested but unexercised options (value calculated after tax and after utilization costs)
–
Share rights held by the member of the Executive Team, for which performance and/or employment conditions have been met, but which must be held for a certain period of time (value calculated after tax).

Shares, synthetic shares, or options that are subject to performance conditions and continued employment, but which have not vested, should not be counted under the shareholding guidelines.
    The Remuneration Committee shall monitor compliance with the shareholding guidelines and regularly report to the Board and inform the members of the Executive Team on the extent to which the shareholding guidelines have been complied with.
    The holdings of each of the members of the Executive Team are disclosed on pages 20–25 of the Corporate Governance report.

Deviations from adopted Guidelines for remuneration to Group Management
Upon recommendation from the Remuneration Committee, the Board of Directors may, in extraordinary circumstances, decide to temporarily deviate in whole or in part from the remuneration guidelines to promote the Company’s long-term interests and sustainability or to ensure the Company’s financial viability. If a member of the Executive Team is appointed following a merger with or acquisition of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.
    As part of the acquisition of Vonage Holdings Corp. (Vonage) in July 2022 and to retain Rory Read (below RR), Senior Vice President and Head of Business Area Global Communications Platform, the Board of Directors has resolved of a deviation from the guidelines.
The deviation consists in the resolution to enter into an employment agreement with RR on the following terms:
–
An acceleration of RR’s existing long-term share based variable incentive program of restricted and performance stock units (RSU and PSU) in Vonage in return of cash compensation to be paid in four incremental payments of in total USD 43,400,028, whereof USD 32,760,000 has been paid during 2022.

–
An indemnification by the Company to compensate RR (on a fully tax grossed up basis) for any excise tax and interest or other penalties that may become due in connection with the acceleration of RSU and PSU under RR’s long-term share based variable incentive program in Vonage, corresponding to a maximum gross up amount of USD 4,000,000.

–
A two-year (2022 until and including 2023) cash-based incentive program of a variable remuneration on target level of USD 12,000,000 and a maximum of USD 36,000,000 at 300% target achievement, to ensure the fulfillment of the Vonage management business plan for Vonage. Payout under the program only takes place under conditions that set targets for sales growth and results are achieved according to the current business plan. For 2022, the maximum earning opportunity amounted to USD 18,000,000. The actual achievement for 2022 was approximately 4,1% of the maximum earning opportunity, which corresponds to USD 738,750 payable in 2024 conditional upon RR’s continued employment.

–
In the event of termination of RR’s employment by the Company, RR is obliged to receive severance pay equal to 12 months’ fixed salary, an amount corresponding to annual short-term variable compensation calculated at the target level, the current year’s bonus outcome calculated prorated in relation to the time worked during the year and other benefits amounting under the notice period.

13 Financial Report 2022 | Remuneration report 2022	Ericsson Annual Report on Form 20-F 2022

Comparative information on changes
in remuneration and the Company’s performance

Comparison table of the change in remuneration and the Company’s performance over the last three financial years reported
Ericsson’s performance

Remuneration to the President and CEO and to the Executive Vice President		Börje Ekholm President and CEO	Fredrik Jejdling Executive Vice President and Head of Business Area Networks	Arun Bansal Executive Vice President and Head of Market Area Europe and Latin America 4)	Average remuneration of employees converted to full- time equivalents 3)	Group operating income (EBIT) SEK million	Group Net Sales SEK million	Share price at December 31 for the financial year

2022 (% change)	Fixed remuneration 1)	19,290,595 (3%)	9,666,757 (6%)	5,090,173 (-69%)	966,031 (8,5%)	27,020 (10%)	271,546 (17%)	60.9 (-38,97%)
	Variable remuneration 2)	0 (-100%)	6,671,595 (-54%)	3,986,292 (-73%)	230,928 (-27%)

2021 (% change)	Fixed remuneration 1)	18,764,547 (1%)	9,144,067 (15%)	16,503,462 (73%)	889,538 (13%)	31,780 (14%)	232,314 (-0.03%)	99.79 (2.20%)
	Variable remuneration 2)	88,782,271 (22%)	14,626,469 (122%)	14,763,028 (11,248%)	295,193 (-1%)

2020 (% change)	Fixed remuneration 1)	18,498,002 (13%)	7,948,081 (15%)	9,514,116	790,295 (-23%)	27,808 (163%)	232,390 (2.28%)	97.64 (19.72%)
	Variable remuneration 2)	72,507,054	6,595,909 (103%)	130,096	299,589 (25%)

Comments	LTV 2018 expired and shares were transferred in May 2021.	LTV 2018 expired and shares were transferred in May 2021.	LTV 2018 vested and shares were transferred in may 2021. Information disclosed and compared during dates of being EVP.	In 2021, the delayed
salary revision for
2020 took place
with a company-
sponsored
retroactive effect,
which increased the
remuneration of
other employees. A
majority of
employees do not
have variable
remuneration.

1)	Fixed remuneration includes fixed salary and other benefits.

2)
Variable remuneration for the CEO and President and to the Executive Vice Presidents includes applicable STV and LTV. For the Company’s employees, variable remuneration includes short-term and long-term variable remuneration. For the sake of comparison, variable remuneration represents figures accrued and paid during the financial year. This is because performance reviews and long-term variable remuneration programs for other employees with performance periods expiring in fiscal year 2022 have not yet been completed.

3)	Employees of Telefonaktiebolaget LM Ericsson, excluding the CEO and President and other members of Executive Team employed by the Company.

4)	Arun Bansal left the position as EVP on May 31, 2022. All values related to 2022 are calculated on pro-rata basis based on the period from January 1 to May 31, 2022.
Board of Directors
Stockholm, March 7, 2023
Telefonaktiebolaget LM Ericsson (publ)
Org. no. 556016-0680

Financial Report 2022 |	Ericsson Annual Report on Form 20-F 2022

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
TELEFONAKTIEBOLAGET LM ERICSSON
March 15, 2023

By:	/s/ Stefan Salentin

Stefan Salentin
Head of Group Controlling and External Reporting

By:	/s/ Carl Mellander

Carl Mellander
Senior Vice President and Chief Financial Officer